            As filed with the Securities and Exchange Commission on
                               December 11, 1995

                           Registration No. 33-______

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ------------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       / /  PRE-EFFECTIVE AMENDMENT NO.

                      / /  POST-EFFECTIVE AMENDMENT NO.
                        (Check appropriate box or boxes)

                               ------------------

                               The Cardinal Group
               (Exact Name of Registrant as Specified in Charter)

                  155 East Broad Street, Columbus, Ohio  43215
                    (Address of Principal Executive Offices)

                                 (614) 464-5511
                        (Area Code and Telephone Number)

                               ------------------

                                Frank W. Siegel
                  115 East Broad Street, Columbus, Ohio 43215
                    (Name and address of Agent for Service)

                                    Copy to:
                    Charles H. Hire, Esq., Baker & Hostetler
                  65 East State Street, Columbus, Ohio 43215

     Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), shall determine.

     An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time. A Rule 24f-2 notice for the Registrant for the year ended September 30, 1995, was filed on November 21, 1995.

                             CROSS-REFERENCE SHEET


FORM N-14 ITEM      CAPTION IN COMBINED PROSPECTUS/PROXY STATEMENT
--------------      ----------------------------------------------
     1              Cross-Reference Sheet; Front Cover

     2              TABLE OF CONTENTS

     3              APPROVAL OF THE PLAN -- Summary and
                    -- Special Considerations And Risk Factors

     4              APPROVAL OF THE PLAN  --  The Proposed Transaction,
                    -- Additional Comparative Information

     5              APPROVAL OF THE PLAN -- Comparison Of Investment
                    Objectives, Policies And Restrictions and
                    -- Additional Comparative Information; MISCELLANEOUS
                    -- Additional Information and
                    -- Documents Incorporated by Reference

     6              APPROVAL OF THE PLAN -- Comparison Of Investment
                    Objectives, Policies And Restrictions and
                    -- Additional Comparative Information; MISCELLANEOUS
                    -- Additional Information and
                    -- Documents Incorporated by Reference

     7              Front Cover; APPROVAL OF THE PLAN -- Summary,
                    -- Approval and Consummation of the Proposed
                    Transaction, -- The Proposed Transaction; and
                    MISCELLANEOUS -- Solicitation of Proxies and
                    Payment of Expenses and -- Substantial Shareholders

     8              Not Applicable

     9              Not Applicable

                                 [Letterhead]

                                                           January ____, 1996
Dear The Cardinal Fund Inc. Shareholder:

The Board of Directors of The Cardinal Fund Inc. ("TCFI") recently reviewed and unanimously approved a proposal to reorganize TCFI with and into a newly created series of The Cardinal Group (the "Group"). This proposed reorganization is described in the accompanying Combined Prospectus/Proxy Statement and will be addressed at a Special Meeting of Shareholders on February 23, 1996.

The primary purpose of the proposed reorganization is to achieve certain economies of scale by having TCFI become an additional series of the Group rather than operate as a separate stand-alone investment company. By operating more efficiently, we expect to realize cost savings through the elimination of certain Annual Meeting expenses, a reduction of printing and mailing expenditures, the lowering of regulatory filing expenses and the reduction of professional fees. The Board determined that such a reorganization is in the best interest of TCFI.

If the Agreement and Plan of Reorganization and Liquidation is approved, you will receive shares of the newly created series of the Group, known as The Cardinal Fund, in exchange for your shares of TCFI. Shares received in this distribution will be equal in value at the time of reorganization to your shares in TCFI. There will be no adverse federal income tax consequences associated with this distribution.

As a result of the reorganization, many features of the new series will be the same as those of TCFI. For instance, the securities in the underlying portfolio will remain the same. Purchase and redemption procedures will not change. Slight differences in investment objectives, policies and restrictions are proposed but are not expected to increase significantly the level of risk associated with your investment.

There are, however, two important changes that I wish to draw to your attention. First, Cardinal Management Corp. will become the investment adviser instead of its parent company, The Ohio Company. Second, operating expenses for the new series shares are expected to be higher than those of TCFI. This is due to the addition of a Rule 12b-1 Plan and higher investment advisory and fund accounting fees. This increase will enable us to be more competitive in today's mutual fund marketplace by investing in the people and resources necessary to deliver a high level of service. Although operating expenses will be greater, the proposed level places your investment company within the norms of its industry peer group.

Please read the accompanying materials carefully. For more details regarding the proposed reorganization, direct any questions you may have to the Treasurer of TFCI, Mr. James Schrack, at (800) 282-9446. IT IS VERY IMPORTANT THAT YOU COMPLETE AND RETURN THE PROXY CARD.

Thank you for your support and investment in The Cardinal Fund Inc.

Sincerely,



Frank W. Siegel, CFA
President
The Cardinal Fund Inc.

                             THE CARDINAL FUND INC.
                             155 EAST BROAD STREET
                             COLUMBUS, OHIO  43215
                           TELEPHONE: (800) 282-9446

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON FEBRUARY 23, 1996

To The Shareholders Of The
Cardinal Fund Inc.:

         Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of The Cardinal Fund Inc. ("TCFI") will be held on Friday, February 23, 1996, at 10:00 A.M. (Eastern Time) concurrently with special meetings of three of the other funds of the Cardinal family of funds, at the offices of TCFI, 155 East Broad Street, Columbus, Ohio 43215. The Meeting is being called for the following purposes:

         (1)     To fix the number of directors of TCFI at ten;

         (2) To elect ten directors of TCFI to hold office for the ensuing year and until their successors are elected and qualified;

         (3) To ratify the selection of KPMG Peat Marwick LLP, independent certified public accountants, as auditors to be employed by TCFI for the fiscal year ending September 30, 1996;

         (4) To approve an Agreement and Plan of Reorganization and Liquidation (the "Plan") for TCFI, and the transactions contemplated thereby, which includes (a) the transfer of all of the assets of TCFI to The Cardinal Fund (the "Acquiring Fund") of The Cardinal Group (the "Group"), in exchange for shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of TCFI; and (b) the distribution to shareholders of TCFI of shares of the Acquiring Fund so received in complete liquidation of TCFI;

         (5) To approve an amendment to TCFI's fundamental investment policies by deleting its policy with respect to related party transactions; and

         (6) To transact such other business as may properly come before the Meeting, or any adjournment(s) thereof, including any adjournment(s) necessary to obtain requisite quorums and/or approvals.

         The Board of Directors of TCFI has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders of TCFI entitled to receive notice of and to vote at the Meeting or any adjournments thereof. The enclosed Combined Prospectus/Proxy Statement contains further information regarding the Meeting and the proposals to be considered. The enclosed Proxy Card is intended to permit you to vote even if you do not attend the Meeting in person.

         IN ORDER TO APPROVE THE PLAN DESCRIBED ABOVE AT THE MEETING, THE HOLDERS OF AT LEAST A MAJORITY OF TCFI'S SHARES OUTSTANDING AND ENTITLED TO VOTE MUST BE PRESENT IN PERSON OR BY PROXY AND MUST VOTE FOR ISSUE NO. 4. THEREFORE, YOUR PROXY IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SIGNED BUT UNMARKED PROXY CARDS WILL BE COUNTED IN DETERMINING WHETHER A QUORUM IS PRESENT AND WILL BE VOTED IN FAVOR OF THE PROPOSALS.

                                        By Order of the Board of Directors


                                        Karen J. Hipsher, Secretary

January __, 1996




                  YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS
                     OF THE NUMBER OF SHARES THAT YOU OWN.
                    PLEASE MARK, SIGN, DATE AND RETURN YOUR
                            PROXY CARD IMMEDIATELY.

                      COMBINED PROSPECTUS/PROXY STATEMENT
                                January __, 1996


The Cardinal Fund, a series of
The Cardinal Group                        The Cardinal Fund Inc.
155 East Broad Street                     155 East Broad Street
Columbus, Ohio 43215                      Columbus, Ohio  43215
Telephone: (800) 282-9446                 Telephone: (800) 282-9446

         This Combined Prospectus/Proxy Statement is being furnished to shareholders of The Cardinal Fund Inc., an Ohio corporation ("TCFI"), in connection with the solicitation of proxies by the Board of Directors of TCFI to be used at a Special Meeting of Shareholders of TCFI (the "Meeting"), to be held at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215, on Friday, February 23, 1996, beginning at 10:00 A.M. (Eastern Time).

         In addition to the customary annual election of Directors and ratification of the selection of independent accountants, the Directors of TCFI are seeking your approval of an Agreement and Plan of Reorganization and Liquidation (the "Plan") and of a related amendment to TCFI's fundamental investment policies. The Plan contemplates that The Cardinal Fund (the "Acquiring Fund"), a series or portfolio of The Cardinal Group (the "Group"), will acquire all of the assets of and will assume all of the liabilities of TCFI in exchange for shares of the Acquiring Fund.

         Following such exchange, the shares of the Acquiring Fund received by TCFI will be distributed to TCFI's shareholders and TCFI will be liquidated and dissolved. This exchange and distribution transaction is sometimes referred to herein as the "Reorganization."

         This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor, including shareholders of TCFI, should know before investing. Additional information about the Reorganization and the Acquiring Fund is contained in a separate Statement of Additional Information which has been filed with the Securities and Exchange Commission (the "Commission") and is available upon request without charge by calling the Group at (800) 282-9446 or writing to the Group at the address set forth above. The Statement of Additional Information bears the same date as this Combined Prospectus/Proxy Statement and is incorporated by reference herein.

         THE SHARES OF THE ACQUIRING FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR ARE SUCH SHARES FEDERALLY INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. AN INVESTMENT IN THE ACQUIRING FUND INVOLVES CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Upon completion of the Reorganization, you will receive full and fractional shares of the Acquiring Fund equal in value when issued to the shares of TCFI owned by you immediately prior to the Reorganization. No commissions or sales loads will be charged in connection with the Reorganization and there will be no adverse federal income tax consequences. You should separately consider any other tax consequences in consultation with your tax advisers.

         As discussed in detail herein, the investment objectives and strategy of the Acquiring Fund are substantially similar to those of TCFI. There are some differences between investment objectives, policies and restrictions, as well as differences in fee levels and in voting rights, which are described in detail below. The Prospectus of the Acquiring Fund relating to its shares, dated January __, 1996, is incorporated by reference into this Combined Prospectus/Proxy Statement and accompanies this Combined Prospectus/Proxy Statement.

         TCFI's Prospectus dated February 1, 1995, as supplemented December 11, 1995, contains additional information about TCFI, has been filed with the Commission, is incorporated by reference herein and is available without charge by writing TCFI at 155 East Broad Street, Columbus, Ohio 43215, or by calling TCFI at (800) 282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of the request.

                              TABLE OF CONTENTS
                                                                            Page
                                                                            ----
GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF
         DIRECTORS -- ISSUES 1 AND 2  . . . . . . . . . . . . . . . . . . .   5

         Compensation Table . . . . . . . . . . . . . . . . . . . . . . . .   8
         Other Executive Officers . . . . . . . . . . . . . . . . . . . . .   9

RATIFICATION OF SELECTION OF INDEPENDENT
         ACCOUNTANTS - ISSUE 3  . . . . . . . . . . . . . . . . . . . . . .   9

APPROVAL OF THE PLAN - ISSUE 4  . . . . . . . . . . . . . . . . . . . . . .  10

         Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Special Considerations and Risk Factors  . . . . . . . . . . . . .  16
         The Proposed Transaction . . . . . . . . . . . . . . . . . . . . .  20
         Comparison of Investment Objectives, Policies
                 and Restrictions . . . . . . . . . . . . . . . . . . . . .  26
         Investment Restrictions  . . . . . . . . . . . . . . . . . . . . .  27
         Additional Comparative Information . . . . . . . . . . . . . . . .  30

DELETION OF TCFI'S FUNDAMENTAL POLICY REGARDING
         RELATED PARTY TRANSACTIONS -- ISSUE 5  . . . . . . . . . . . . . .  36

MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

EXHIBIT A - AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION  . . . . . A-1

                                    GENERAL

         This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of TCFI to be used in connection with the Meeting to be held on Friday, February 23, 1996.

         The management knows of no business which will be presented for consideration other than that mentioned in Issues 1, 2, 3, 4 and 5 of the Notice of Special Meeting of Shareholders. If any other matters are properly presented at the Meeting or any adjournment(s) thereof, it is the intention of the persons named therein to vote the proxies in accordance with their judgment on such matters.

         The Board of Directors has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting (the "Record Date"). On the Record Date there were ________ shares of common stock, without par value ("Shares"), of TCFI outstanding and entitled to vote. Each of the Shares is entitled to one vote. Shareholders of fractional Shares will be entitled to a vote of such fraction. Shareholders present in person or by proxy at the Meeting will be deemed to constitute a quorum for the transaction of business at the Meeting.

         The expenses for preparation, printing and mailing of the enclosed proxy, accompanying notice and Combined Prospectus/Proxy Statement, or any re-solicitation of the foregoing, will be paid in part by TCFI and in part by The Ohio Company.

         Only shareholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Meeting. Shares represented by management proxies, unless previously revoked, will be voted at the Meeting in accordance with the instructions of the shareholders. If no instructions are given, the proxies will be voted in favor of the proposals.
To revoke a management proxy, the shareholder giving such proxy must either submit to TCFI a subsequently dated proxy, deliver to TCFI a written notice of revocation or otherwise give notice of revocation in open meeting, in all cases prior to the exercise of the authority granted in the management proxy.

         In the event that sufficient votes are not received by the Meeting date, a person named as proxy may propose one or more adjournments of the Meeting for a period or periods of not more than 45 days in the aggregate to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of TCFI's shares present at the Meeting in person or by proxy. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposals and will vote against any such adjournment those proxies required to be voted against the proposals.

         Each shareholder may vote cumulatively for the election of directors if notice of a desire to do so is given in writing by any shareholder to the President, Vice President or Secretary of TCFI not less than forty-eight (48) hours before the time fixed for the Meeting and if announcement of the giving of such notice is made upon the convening of the Meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice. In the event voting shall be cumulative, each shareholder has the right to cumulate such voting power as he possesses and to give one candidate as many votes as the number of directors to be elected multiplied by the number of Shares held, or to distribute his votes on the same principle among two or more candidates, as he sees fit.

         The mailing address of the principal executive offices of TCFI is 155 East Broad Street, Columbus, Ohio 43215. The approximate date on which this Combined Prospectus/Proxy Statement and form of proxy are first sent to shareholders is January ___, 1996.

         As of the Record Date, the Acquiring Fund had no shares outstanding. The Acquiring Fund does not have and will not have until the effective date of the Reorganization, any assets or liabilities nor will it have commenced operations.

         Any proxy which is properly executed and received in time to be voted at the Meeting will be counted in determining whether a quorum is present and will be voted in accordance with the instructions marked thereon. Abstentions and "broker non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote) will be counted for purposes of determining whether a quorum is present. For purposes of determining whether a proposal has been approved, abstentions and broker non-votes will have the effect of a vote against the proposal in those instances where approval of an issue requires a certain percentage of all votes outstanding or of the votes constituting the quorum, but will have no effect where approval of the issue requires a plurality of the votes being voted.

                 FIXING THE NUMBER OF DIRECTORS AND ELECTION OF
                          DIRECTORS -- ISSUES 1 AND 2

         It is the present intention that the enclosed proxy will be used for the purposes of voting in favor of fixing the number of directors at ten and the election of each of the following ten nominees as a director to hold office until the next annual meeting and until his successor is elected and qualified. Except for Mr. Allen, each of the nominees is a member of the present Board of

Directors of TCFI and has been elected by shareholder vote. Pursuant to Rule 14a-4(d) under the Securities Exchange Act of 1934, each nominee has consented to be named in this Combined Prospectus/Proxy Statement and to serve if elected. It is not expected that any of the nominees will decline or become unavailable for election, but in case this should happen, the discretionary power given in the proxy may be used to vote for a substitute nominee or nominees.


             NAME, AGE, POSITION WITH TCFI                                                    SHARES OF TCFI
                PRINCIPAL OCCUPATION(a)                                   A DIRECTOR OF     BENEFICIALLY OWNED  % OF CLASS AT
DIRECTORSHIPS WITH OTHER PUBLICLY HELD COMPANIES(b)                        TCFI SINCE          AS OF 1/8/96        1/8/96
---------------------------------------------------                       -------------     ------------------  -------------
H. KEITH ALLEN -- Age 54 -- Chairman(c) and Director(d)(f)*                    1995              ______              ______%
Chief Operating Officer, Secretary, Treasurer and a Director of
The Ohio Company (investment banking).

FRANK W. SIEGEL -- Age 43 -- President(c) and Director(d)(f)*                  1995              ______              ______
Chartered Financial Analyst and Senior Vice President of The Ohio Company
(investment banking); formerly Vice President of Keystone Group (mutual fund management/ administration); formerly Senior Vice President of Trust
Advisory Group (mutual fund consulting).

GORDON B. CARSON -- Age 84 -- Director(f)                                      1966              ______              ______
Principal, Whitfield Robert Associates (construction consulting firm).

JOHN B. GERLACH, JR. -- Age 41 -- Director(e)                                  1993              ______              ______
President and a Director of Lancaster Colony Corporation (diversified consumer products) since 1994; formerly Executive Vice President,
Secretary and a Director of Lancaster Colony.

MICHAEL J. KNILANS -- Age 68 -- Director(f)                                    1989              ______              ______
From November, 1989 to August, 1995, member, Workers' Compensation Board
(Ohio Bureau of Workers Compensation) and Chairman from 1992 through
August, 1995; a Director of Eagle Food Centers, Inc. (supermarket company).

JAMES I. LUCK -- Age 50 -- Director                                            1989              ______              ______
President of The Columbus Foundation (philanthropic public foundation).

DAVID L. NELSON -- Age 65 -- Director(d)(e)                                    1971              ______              ______
Since October, 1995, Chairman of the Board of Directors of Herman Miller, Inc.
(furniture manufacturer); former Vice President, Customer Support, Americas
Region, and Vice President, Customer Satisfaction, Industry Segment, Asea Brown
Boveri, Inc. (designer and manufacturer of process automation systems for basic industries).

             NAME, AGE, POSITION WITH TCFI                                                 SHARES OF TCFI
                PRINCIPAL OCCUPATION(a)                                 A DIRECTOR OF    BENEFICIALLY OWNED  % OF CLASS AT
DIRECTORSHIPS WITH OTHER PUBLICLY HELD COMPANIES(b)                      TCFI SINCE         AS OF 1/8/96        1/8/96
---------------------------------------------------                     -------------    ------------------  -------------
C. A. PETERSON -- Age 69 -- Director*                                       1966              ______              ______
Chartered Financial Analyst and former Senior Executive Vice President and a Director of The Ohio Company (investment banking).

LAWRENCE H. ROGERS II -- Age 74 -- Director                                 1973              ______              ______
Self-employed author; former Vice Chairman of Motor Sports Enterprises,
Inc.; also a Director of Cincinnati Life Insurance Company and
Cincinnati Financial Corporation.

JOSEPH H. STEGMAYER -- Age 44 -- Director(d)(e)                             1986              ______              ______
President and a Director of Clayton Homes, Inc. (manufactured homes);
former Vice President, Treasurer, Chief Financial Officer and a
Director of Worthington Industries, Inc. (specialty steel and plastics manufacturer).

All Directors and Officers of TCFI as a group (including __ persons).                         ______              ______

_____________________
(a) Unless otherwise noted, Principal Occupation reflects principal responsibility of each individual during the past five years.
(b) All nominees also serve as Trustees of Cardinal Government Securities Trust, Cardinal Tax Exempt Money Trust, Cardinal Government Obligations Fund and the Group.
(c) Mr. Allen has been an officer of TCFI since July, 1995. Mr. Siegel has been an officer of TCFI since October, 1994.
(d)      Member of the Nominating Committee.
(e)      Member of the Audit Committee.
(f)      Member of the Executive Committee.

* Messrs. Allen, Siegel and Peterson are considered "interested persons" of TCFI and The Ohio Company, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act").

         TCFI has an Audit Committee comprised of the above designated Directors. During the fiscal year ended September 30, 1995, the Audit Committee held two meetings. The function of such Committee includes such specific matters as recommending independent auditors to the Board of Directors, reviewing audit plans and results of audits, and considering other related matters deemed appropriate by the Board of Directors.

         TCFI has a Nominating Committee which is comprised of the above designated Directors. During the fiscal year ended September 30, 1995, the Nominating Committee held no meetings. The Committee's function includes selecting and recommending to the full Board of Directors nominees for election as Directors of TCFI. The Committee has been able to identify from its own resources an ample number of qualified candidates, but will consider shareholder suggestions of persons to be considered as nominees to fill future vacancies on the Board. Such suggestion must be sent in writing to the Nominating Committee of TCFI, c/o TCFI's Secretary. Suggestions must be received by TCFI's Secretary before the end of TCFI's fiscal year to be eligible for consideration for nomination at or before the next annual meeting of shareholders.

                 During the fiscal year ended September 30, 1995, TCFI's Board of Directors held four meetings.

         The affirmative vote of shareholders holding a majority of the voting power of TCFI is required to approve the proposal to fix the number of directors at ten, and a plurality of all votes of shareholders voting on the election of directors is required for the election of directors.

         The following table sets forth information regarding all compensation paid by TCFI to its Directors for their services as directors during the fiscal year ended September 30, 1995. TCFI has no pension or retirement plans.


COMPENSATION TABLE

                                            AGGREGATE                      TOTAL COMPENSATION
NAME AND POSITION                           COMPENSATION                   FROM TCFI AND
WITH TCFI*                                  FROM TCFI                      THE FUND COMPLEX**
-----------------                           ------------                   ------------------
H. Keith Allen                              $0                             $0
Chairman, Director and
Member of Executive and
Nominating Committees

Gordon B. Carson                            $2,400                         $12,000
Director and Member of
Executive Committee

John B. Gerlach                             $2,600                         $13,000
Director and Member of
Audit Committee

Michael J. Knilans                          $2,400                         $12,000
Director and Member of
Executive Committee

James I. Luck                               $2,400                         $12,000
Director

David L. Nelson                             $2,600                         $13,000
Director and Member of
Audit and Nominating
Committees

C.A. Peterson                               $2,400                         $12,000
Director

Lawrence H. Rogers, II                      $2,400                         $12,000
Director

Frank W. Siegel                             $0                             $0
Director, President and
Member of Nominating
and Executive
Committees

                                            AGGREGATE                      TOTAL COMPENSATION
NAME AND POSITION                           COMPENSATION                   FROM TCFI AND
WITH TCFI*                                  FROM TCFI                      THE FUND COMPLEX**
-----------------                           ------------                   ------------------
Joseph H. Stegmayer                         $2,000                         $10,000
Director and Member of
Audit and Nominating
Committees
__________________________________

          *For the fiscal year ended September 30, 1995, John L. Schlater, a former officer of The Ohio Company and CMC, had served as a director of TCFI but no longer does so as the date hereof. Mr. Schlater received no compensation from TCFI or the Fund Complex.

         **For purposes of this Table, Fund Complex means one or more mutual funds, including TCFI, which have a common investment adviser or affiliated investment advisers or which hold themselves out to the public as being related.


OTHER EXECUTIVE OFFICERS

         The following table sets forth certain information with respect to the other executive officers of TCFI:


NAME (POSITION WITH                                             PRINCIPAL                  AN OFFICER OF THE
        TCFI)                                 AGE              OCCUPATION(1)                   TCFI SINCE
-------------------                           ---              -------------               -----------------
James M. Schrack II                            37             Vice President                     1983
     (Treasurer)                                                 The Ohio Company

David C. Will                                  54             Vice President                     1993
     (Vice President)                                            The Ohio Company

Karen J. Hipsher                               50             Employee                           1994
     (Secretary)                                                 The Ohio Company
______________

(1) Principal occupation reflects the principal responsibility of each individual during the past five years.


         Officers of TCFI are elected for terms of one year and until their respective successors are chosen and qualified, subject to removal from office at any time by a vote of the majority of the Board of Directors.

         None of the officers of TCFI receives compensation from TCFI. TCFI has no employees.

         RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS - ISSUE 3

         The Board of Directors of TCFI, including a majority of the Board of Directors who are not "interested persons," on November 13, 1995, approved the selection of KPMG Peat Marwick LLP as the independent certified public accountants of TCFI. Unless instructed in the Proxy to the contrary, the persons named therein intend to vote in favor of the ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants of TCFI to serve for the fiscal year ending September 30, 1996.

         A representative of KPMG Peat Marwick LLP will be present at the Meeting with an opportunity to make a statement if he desires to do so and to respond to appropriate questions.

         The affirmative vote of shareholders holding a majority of the voting power of TCFI is required to ratify the Board of Directors' selection of KPMG Peat Marwick LLP as independent accountants for TCFI.

                         APPROVAL OF THE PLAN - ISSUE 4

SUMMARY

         This Summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, the accompanying Prospectus of the Acquiring Fund dated January __, 1996, the Prospectus of TCFI dated February 1, 1995, as supplemented December 11, 1995, and the accompanying Annual Report to Shareholders of TCFI for the year ended September 30, 1995.

         PROPOSED REORGANIZATION. The Plan provides for the transfer of all of the assets of TCFI to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Group on behalf of the Acquiring Fund of all of the liabilities of TCFI. The Plan also calls for the distribution of shares of the Acquiring Fund to TCFI's shareholders in complete liquidation of TCFI. (The foregoing proposed transactions are referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of TCFI will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholder's Shares of TCFI as of the close of business on the day preceding the date that TCFI's assets are exchanged for shares of the Acquiring Fund. Proposals for similar reorganizations into other series of the Group are simultaneously being made to shareholders of Cardinal Government Obligations Fund, Cardinal Government Securities Trust and Cardinal Tax Exempt Money Trust, the other funds of the Cardinal family of funds.

         For the reasons set forth below under "THE PROPOSED TRANSACTION -- REASONS FOR THE REORGANIZATION," the Board of Directors of TCFI, including directors of TCFI (the "Independent Directors") who are not "interested persons" as that term is defined in the 1940 Act, at a special meeting held on November 13, 1995, unanimously concluded that the Reorganization will be in the best interests of TCFI and its shareholders and that the interests of TCFI's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by TCFI's shareholders. The Board of Trustees of the Group has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

         Approval of the Reorganization will require the affirmative vote of the holders of Shares entitling them to exercise a majority of the voting power
of TCFI.   See "APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION" below.

         COMPARATIVE EXPENSE INFORMATION. The purpose of the following tables is to assist shareholders of TCFI in understanding the costs and expenses that a shareholder in the Acquiring Fund would bear directly or indirectly. The shareholder transaction expenses for the Acquiring Fund are estimated for the fiscal period following the Reorganization and ending September 30, 1996, and reflect the proposed Rule 12b-1 fee waiver. The expenses of TCFI are based upon the fiscal year ended September 30, 1995.

                                     ACQUIRING                  ACQUIRING FUND ON
SHAREHOLDER TRANSACTION EXPENSES        FUND         TCFI       A PRO FORMA BASIS*
--------------------------------     ---------       ----       ------------------
Sales Charge (as a percentage of       4.50%          4.50%               4.50%
  offering price)

Annual Fund Expenses (as a percentage
  of average net assets)

    Investment Advisory Fees            .60%(1)        .50%                .60%(1)

     Rule 12b-1 Fees                      0(1)           0                   0(1)

     Other Expenses                     .21(2)         .20                 .21(2)
                                       ----           ----                ----
    Total Fund Operating Expenses       .81%(1)        .70%                .81%(1)
                                       ====           ====                ====
________________

1 The investment advisory fee charged to the Acquiring Fund is 10 basis points higher than that currently charged to TCFI. In addition, the Acquiring Fund, unlike TCFI, is subject to a Rule 12b-1 fee. However, The Ohio Company has agreed with the Group to waive all of its Rule 12b-1 fees for the period following the effective date of the Reorganization and ending September 30, 1996. Absent such fee waiver, 12b-1 Fees and Total Fund Operating Expenses for the Acquiring Fund are estimated to be 0.25% and 1.06%, respectively.

2 "Other Expenses" are based upon estimated amounts for the current fiscal year. In addition, the Acquiring Fund pays a fund accounting fee to Cardinal Management Corp. ("CMC"), a wholly owned subsidiary of The Ohio Company, in the amount of .03% of the first $100 million of average daily net assets and .01% of its average daily net assets in excess of $100 million. TCFI pays no such fee.

* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.



EXAMPLE
-------
You would pay the following
expenses on a $1,000 investment,
assuming (1) 5% annual return
and (2) redemption at the end of
each period:

                                                                   ACQUIRING FUND
                                                                     ON A PRO
                             ACQUIRING FUND(1)        TCFI        FORMA BASIS*(1)
                             -----------------        ----        ---------------
One Year                            $53               $ 52            $ 53

Three Years                         $70               $ 66            $ 70

Five Years                          N/A               $ 82            $ 88

Ten Years                           N/A               $128            $141
______________

* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.

(1) Absent The Ohio Company's Rule 12b-1 fee waiver described above, expenses for the Acquiring Fund would be $55 and $77 for One Year and Three Years, respectively, and expenses for the Acquiring Fund on a pro forma basis would be $55, $77, $101 and $169 for One Year, Three Years, Five Years and Ten Years, respectively.


         FEDERAL INCOME TAX CONSEQUENCES. Prior to completion of the Reorganization, TCFI will have received an opinion of counsel that, upon the consummation of the Reorganization and the transfer of the assets of TCFI, no gain or loss will be recognized by TCFI or its shareholders for federal income tax purposes. The holding period and aggregate tax basis for the Acquiring Fund shares that are received by a TCFI shareholder will be the same as the holding period and aggregate tax basis of the Shares of TCFI previously held by such shareholder. In addition, the holding period and tax basis of the assets of TCFI in the hands of the Acquiring Fund as a result of the Reorganization will be the same as the holding period and tax basis of the assets in the hands of TCFI immediately prior to the Reorganization.

         APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION. The Board of Directors of TCFI, at a special meeting held on November 13, 1995, determined unanimously that the Reorganization is in the best interests of TCFI and that the interests of the existing shareholders of TCFI will not be diluted as a result of the Reorganization. Similarly, the Board of Trustees of the Group unanimously determined that the Reorganization is in the best interests of the Group and the Acquiring Fund. The proposed Reorganization of TCFI with and into the Acquiring Fund is part of a larger plan to reorganize each of TCFI, Cardinal Tax Exempt Money Trust, Cardinal Government Securities Trust and Cardinal Government Obligations Fund, each a separate stand-alone investment company, into a separate portfolio of the Group, and will allow the shareholders of TCFI to realize certain economies of scale as a result of becoming shareholders of a series investment company and thus having certain fixed fees spread over a larger pool of assets. In addition, the corporate structure of and the more uniform investment policies and restrictions of the Acquiring Fund will improve oversight of compliance obligations and overall management of the shareholders' investment since many of such policies and restrictions will be the same for all of the series or portfolios of the Group. The investment advisory fee paid by the Acquiring Fund to CMC is ten basis points higher than that fee charged to TCFI by The Ohio Company. However, CMC and The Ohio Company have undertaken to use such higher fee to commit additional investment management personnel and additional resources to manage the portfolio of the Acquiring Fund. The Acquiring Fund is also subject to the Rule 12b-1 plan of the Group and therefore pays a 25 basis point (0.25%) fee which TCFI does not pay. The Boards of TCFI and the Group, in approving the Reorganization, concluded that the payment of such Rule 12b-1 fees will improve the servicing of shareholder accounts by broker-dealers and is necessary to compete successfully through a broker-dealer distribution channel in today's marketplace when competing funds pay a similar or higher fee to such brokers. As a result, the Boards of TCFI and the Group found that the payment of such Rule 12b-1 fees will promote fund sales and discourage fund redemptions and that a larger fund will be able to spread its fixed costs over a wider base and to achieve better portfolio diversification. Finally, the Boards of TCFI and the Group considered the fund accounting fees charged by CMC to the Acquiring Fund (and which are not charged to TCFI) and found them to be fair and reasonable and comparable to those charged by other service providers. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION."

         To be approved, the Plan will require the affirmative vote of the holders of Shares entitling them to exercise a majority of the voting power of TCFI. The Reorganization with respect to TCFI is not contingent on the approval of the Reorganization with respect to any of the other Cardinal funds. If TCFI's shareholders do not approve the proposed Reorganization, TCFI's Board of Directors will consider what other alternatives would be in the shareholders' best interests. If the Plan is approved at the Meeting, the effective date of the Reorganization (the "Closing Date") is expected to be on or about March 31, 1996, subject, however, to the receipt by TCFI and the Group, if necessary, of an order of exemption from the Commission with respect to the Reorganization.

         INVESTMENT OBJECTIVES AND POLICIES. TCFI and the Acquiring Fund have substantially similar investment objectives, policies and restrictions. TCFI seeks to achieve long-term growth of capital and income through selective participation in the long-term progress of American businesses and industries. Current income, while a factor in portfolio selection, is secondary to TCFI's primary objective. The Acquiring Fund seeks to achieve long-term growth of capital and income. Current income is a secondary objective. The Acquiring Fund seeks to achieve its objectives through selective participation in the long-term progress of businesses and industries. The policy of each of TCFI and the Acquiring Fund is generally to invest in equity securities. For a discussion of the differences between the investment restrictions of the Acquiring Fund and TCFI, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS -- INVESTMENT RESTRICTIONS."

         FEES AND EXPENSES. TCFI pays the following fees: to The Ohio Company, an investment advisory and management fee computed daily and payable quarterly at the annual rate of 0.50% of the value of its average daily net assets; to CMC for transfer agency services an annual fee, paid monthly, at an annual rate of $18 per shareholder account plus out-of-pocket expenses.

         The Acquiring Fund pays the following fees to CMC: an investment advisory and management fee computed daily and payable monthly at the annual rate of 0.60% of the value of its average daily net assets; for transfer agency services an annual fee, paid monthly, at an annual rate of $18 per shareholder account plus out-of-pocket expenses; and for fund accounting services a fee computed daily and paid periodically at an annual rate of .03% of its average daily net assets of $100 million or less and .01% of its average daily net assets in excess of $100 million.

         Shares of each of TCFI and the Acquiring Fund are distributed by The Ohio Company, a registered broker-dealer and the sole shareholder of CMC. TCFI pays no distribution fees or expenses. The Acquiring Fund, however, has adopted a distribution plan (the "Rule 12b-1 Plan") pursuant to Rule 12b-1 of the 1940 Act which permits the Acquiring Fund to pay or reimburse The Ohio Company, as the Acquiring Fund's distributor, an amount paid periodically and calculated at an annual rate not to exceed 0.25% of the average daily net asset value of the Acquiring Fund. Such amount may be used by The Ohio Company to pay broker-dealers, banks and other institutions (a "Participating Organization") for distribution and/or shareholder service assistance pursuant to an agreement between The Ohio Company and the Participating Organization or for distribution assistance and/or shareholder service provided by The Ohio Company. Under the Plan, a Participating Organization may include The Ohio Company, its subsidiaries and affiliates.

         A sales charge is imposed upon the sale of both TCFI's and the Acquiring Fund's shares equal to 4.5% of the public offering price (4.71% of the net amount invested). Such sales charge is reduced on investments of $100,000 or more, as set forth in the following table:


                                     SALES CHARGE                  AS A PERCENTAGE
                                          AS A                    OF OFFERING PRICE
                                      PERCENTAGE                ----------------------
         AMOUNT OF                     OF THE NET               SALES        DEALER'S
    SINGLE TRANSACTION              AMOUNT INVESTED             CHARGE      CONCESSION
    ------------------              ---------------             ------      ----------
Less than $100,000                         4.71%                 4.50%          4.00%
$100,000 but less than $250,000            3.63                  3.50           3.00
$250,000 but less than $500,000            2.56                  2.50           2.00
$500,000 but less than $1,000,000          1.52                  1.50           1.00
$1,000,000 or more                         0.50                  0.50           0.40


         For each of TCFI and the Acquiring Fund, the sales charge may be waived under certain specified conditions.

         The expense ratio of the Acquiring Fund subsequent to the Reorganization is expected to be higher than that of TCFI. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION." The annual total operating expenses of TCFI as of September 30, 1995, were 0.70% as a percentage of average net assets. Assuming the same level of net assets for the Acquiring Fund after the Reorganization, it is estimated that the total annual operating expenses for the Acquiring Fund stated as a percentage of average net assets would be 0.81%, taking into account the proposed Rule 12b-1 fee waiver, and 1.06%, assuming no Rule 12b-1 fee waiver.

         COMPARISON OF PURCHASE AND REDEMPTION PROCEDURES. Shares of TCFI and the Acquiring Fund are offered at net asset value, plus the applicable sales charge as described above, and may be purchased through The Ohio Company on each Business Day. A "Business Day" is defined as each business day the New York Stock Exchange is open for business and on any other day (other than a day on which no shares of that fund are tendered for redemption and no order to purchase any shares of that fund are received) where there is sufficient trading in such fund's portfolio securities that its net asset value per share might be materially affected by changes in the value of its portfolio securities. The minimum initial investment in both TCFI and the Acquiring Fund is $1,000, the minimum subsequent investment is $50 and there is no sales charge imposed upon the reinvestment of dividends and distributions.

         Redemption orders for shares of both TCFI and the Acquiring Fund must be placed with CMC. Investors may redeem Shares of TCFI at the net asset value per share next determined following the receipt by CMC of the following: (a) written or telephonic notice to redeem, and (b) for Shares represented by certificates, either the share certificates, properly endorsed, or properly executed stock powers. Investors may redeem shares of the Acquiring Fund at the net asset value per share next determined following the receipt by CMC of written or telephonic notice to redeem.

         COMPARISON OF EXCHANGE PRIVILEGES. Shares of TCFI and of the Acquiring Fund may be exchanged for shares of any other fund advised by The Ohio Company or CMC (a "Cardinal Fund") at respective net asset values, although payment of a sales charge equal to the difference, if any, between the sales charge payable upon purchase of shares of such fund and the sales charge previously paid on the shares to be exchanged may be applicable upon exchanges of shares for a Cardinal Fund sold with a sales charge.

         COMPARISON OF DIVIDEND POLICIES. Each of TCFI and the Acquiring Fund declare dividends and distributions periodically as they may so determine. Each of TCFI and Acquiring Fund will distribute all of any capital gains at least annually. In addition, shareholders of TCFI and the Acquiring Fund receive dividends and distributions in the form of additional shares and not in cash unless otherwise requested by the shareholder.

         COMPARISON OF VOTING RIGHTS. Each shareholder of TCFI is entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held on each matter submitted to the vote of TCFI's shareholders, regardless of the net asset value of such share. In addition, shareholders of TCFI may cumulate their votes for purposes of voting for the election of directors. Each shareholder of the Acquiring Fund, however, is entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Therefore, the number of full and fractional votes per share of the Acquiring Fund will change depending upon the net asset value of the Acquiring Fund's shares. In addition, shareholders of the Acquiring Fund have no cumulative voting rights.

SPECIAL CONSIDERATIONS AND RISK FACTORS

         Because the investment objectives, policies, strategies and restrictions of TCFI and the Acquiring Fund are substantially similar, the overall level of investment risk should not significantly change as a result of the Reorganization. There can be no assurance that either TCFI or the Acquiring Fund will achieve its investment objectives.

         Like any investment program, an investment in either TCFI or the Acquiring Fund entails certain risks. As a fund investing primarily in common stocks, TCFI and the Acquiring Fund are subject to stock market risk, i.e., the possibility that stock prices in general will decline over short or even extended periods.

         The Acquiring Fund may invest in put and call options and futures, as described below. Such instruments are considered to be derivatives. A derivative is generally defined as an instrument whose value is based upon, or derived from, some underlying index, reference rate (e.g., interest rates), security, commodity or other asset. The Acquiring Fund will not invest more than 10% of its total assets in such derivatives at any one time.

         The following discussion is qualified in its entirety by the disclosure set forth in the Acquiring Fund's Prospectus accompanying this Combined Prospectus/Proxy Statement and TCFI's Prospectus. For additional information, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS" and "ADDITIONAL COMPARATIVE INFORMATION," below.

         REPURCHASE AGREEMENTS. Securities held by each of TCFI and the Acquiring Fund may be subject to repurchase agreements. Under the terms of a repurchase agreement, TCFI or the Acquiring Fund, as the case may be, acquires securities from a financial institution such as a well-established securities dealer or a bank which is a member of the Federal Reserve System which its investment adviser deems creditworthy under guidelines approved by the respective Board of Directors/Trustees. At the time of purchase, the bank or securities dealer agrees to repurchase the underlying securities at a specified time and price. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. Under the 1940 Act, repurchase agreements are considered to be loans by TCFI and the Acquiring Fund. Each of TCFI and the Acquiring Fund will only enter into a repurchase agreement where (i) the underlying securities are of the type which such fund's investment policies would allow it to purchase directly, (ii) the market value of the underlying security, including interest accrued, will be at all times equal to or exceed the value of the repurchase agreement, and (iii) payment for the underlying securities is made only upon physical delivery or evidence of book-entry transfer to the account of the fund's custodian or a bank acting as agent. The investment adviser will be responsible for continuously monitoring such requirements. In the event of a bankruptcy or other default of a seller of a repurchase agreement, TCFI or the Acquiring Fund (as the case may be) could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the underlying securities during the period while seeking to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights.

         INVESTMENT COMPANY SECURITIES. Each of TCFI and the Acquiring Fund may also invest up to 10% of the value of its total assets in the securities of other investment companies subject to the limitations set forth in the 1940 Act. Such funds intend to invest in the securities of other investment companies which, in the opinion of its investment adviser, will assist such Fund in achieving its objectives and of other money market mutual funds for purposes of short-term cash management. Their investment in such other investment companies may result in the duplication of fees and expenses, particularly investment advisory fees.

         FOREIGN SECURITIES. Unlike TCFI, the Acquiring Fund may also invest up to 25% of its net assets in foreign securities through the purchase of sponsored and unsponsored American Depositary Receipts ("ADRs"). Unsponsored ADRs may be less liquid than sponsored ADRs, and there may be less information available regarding the underlying foreign issuer for unsponsored ADRs. Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. Such risks include trade balances and imbalances, and related economic policies, future adverse political, economic and social developments, the possible imposition of withholding taxes on interest income, possible seizure, nationalization, or expropriation of foreign investments or deposits, less stringent disclosure requirements, the possible establishment of exchange controls or taxation at the source, or the adoption of other foreign governmental restrictions. In addition, foreign issuers may be subject to different accounting, auditing, reporting, and recordkeeping standards than those applicable to U.S. domestic issuers, and securities markets in foreign countries may be structured differently from and may not be as liquid as the U.S. markets. The Acquiring Fund will acquire securities issued by foreign issuers only when CMC believes that the risks associated with such investments are minimal.

         PUT AND CALL OPTIONS. Subject to its investment policies and for purposes of hedging against market risks related to its portfolio securities, the Acquiring Fund may purchase put and call options on securities. TCFI may not acquire put and call options.

         Purchasing options is a specialized investment technique that entails a substantial risk of a complete loss of the amounts paid as premiums to writers of options. The Acquiring Fund will purchase put options only on securities in which the Acquiring Fund may otherwise invest. The Acquiring Fund may also engage in writing call options from time to time as the Adviser deems appropriate. The Acquiring Fund will write only covered call options (options on securities owned by the Acquiring Fund). In order to close out a call option it has written, the Acquiring Fund will enter into a "closing purchase transaction" -- the purchase of a call option on the same security with the same exercise price and expiration date as the call option which the Acquiring Fund previously has written. When a portfolio security subject to a call option is sold, the Acquiring Fund will effect a closing purchase transaction to close out any existing call option on that security. If the Acquiring Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security until the option expires or the Acquiring Fund delivers the underlying security upon exercise. Under normal market conditions, it is not expected that the underlying value of portfolio securities subject to such options would exceed 25% of the net assets of the Acquiring Fund.

         The Acquiring Fund, as part of its option transactions, also may purchase index put and call options and write index options. As with options on individual securities, the Acquiring Fund will write only covered index call options. Through the writing or purchase of index options the Acquiring Fund can achieve many of the same objectives as through the use of options on individual securities. Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

         Price movements in securities which the Acquiring Fund owns or intends to purchase probably will not correlate perfectly with movements in the level of an index and, therefore, the Acquiring Fund bears the risk of a loss on an index option that is not completely offset by movements in the price of such securities. Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. The Acquiring Fund may be required to segregate assets or provide an initial margin to cover index options that would require it to pay cash upon exercise.

         FUTURES CONTRACTS. Unlike TCFI, the Acquiring Fund may also enter into contracts for the future delivery of securities and futures contracts based on a specific security, class of securities or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index.

         The Acquiring Fund may engage in such futures contracts in an effort to hedge against market risks. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, the Acquiring Fund can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, the Acquiring Fund, through the purchase of such contracts, can attempt to secure better rates or prices for the Acquiring Fund than might later be available in the market when it effects anticipated purchases.

         The acquisition of put and call options on futures contracts will, respectively, give the Acquiring Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

         Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed five percent of the Acquiring Fund's total assets, and the value of securities that are the subject of such futures and options (both for receipt and delivery) may not exceed one-third of the market value of the Acquiring Fund's total assets. Futures transactions will be limited to the extent necessary to maintain the Acquiring Fund's qualification as a regulated investment company.

         Futures transactions involve brokerage costs and require the Acquiring Fund to segregate assets to cover contracts that would require it to purchase securities. The Acquiring Fund may lose the expected benefit of futures transactions if interest rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Acquiring Fund had not entered into any futures transactions. In addition, the value of the Acquiring Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities, limiting the Acquiring Fund's ability to hedge effectively against interest rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

THE PROPOSED TRANSACTION

         AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that all of the assets of TCFI as of the Exchange Date (as defined in the Plan) will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of TCFI. The Exchange Date is expected to be on or about March 31, 1996, subject, however, to the receipt by TCFI and the Group of any necessary order of exemption from the Commission with respect to the Reorganization. A copy of the Plan is attached as Exhibit A to this Combined Prospectus/Proxy Statement. Although portions of the Plan are summarized below, this summary is qualified in its entirety by reference to the Plan.

         Promptly after the Exchange Date, TCFI will distribute the shares of the Acquiring Fund to TCFI's shareholders of record as of the close of business on the Exchange Date. The shares of the Acquiring Fund which will be issued for distribution to TCFI's shareholders will be equal in aggregate value to the Shares of TCFI held as of the Valuation Time (as defined in the Plan). All issued and outstanding Shares of TCFI will be cancelled on TCFI's books.
Shares of the Acquiring Fund will be represented only by book entries; no share certificates will be issued.

         The consummation of the Reorganization is subject to the satisfaction of a number of conditions set forth in the Plan, including approval by shareholders of TCFI. The Plan also may be terminated and the Reorganization abandoned by TCFI and the Acquiring Fund by mutual consent of their respective directors/trustees. If the consummation of the Reorganization is so abandoned, no party shall be liable to the other party for any damages resulting
therefrom.   If the Reorganization is otherwise not consummated by reason of either party's being unwilling or unable to go forward (other than by reason of the non-fulfillment or failure of certain conditions to such party's obligations), such party will pay directly all reasonable fees and expenses incurred by the other party in connection with the Reorganization.

         The Reorganization also is subject to the condition of obtaining an opinion of counsel to the effect that the Reorganization constitutes a tax-free reorganization for federal income tax purposes and any necessary written order of exemption from the Commission exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

         Except as otherwise provided below, all fees and expenses incurred by a party in connection with the Plan will be paid by the party directly incurring such costs except where a party is unwilling or unable to go forward (other than for lack of requisite shareholder approval or breach by the other party in its covenants) in which case such party will pay all reasonable fees and expenses of the other party. The Ohio Company will pay the costs of the Reorganization. TCFI will pay those costs associated with that portion of the Meeting relating to customary annual meeting matters (e.g., election of directors), and the Acquiring Fund will bear its organizational costs.

         Finally, the Reorganization is subject to TCFI shareholders' approval of Issue 5 described below. Generally, TCFI is asking shareholders to approve the deletion of its fundamental policy with respect to related party transactions. Such policy, if not deleted, may be interpreted to prevent TCFI from selling all of its portfolio securities to the Acquiring Fund pursuant to the terms of the Plan.

         Under Ohio law, shareholders of record as of the Record Date who vote against the proposed Reorganization, or who refrain from voting thereon, may within ten (10) days after the vote is taken express their dissent and demand payment to them of the fair cash value of their shares, such value to be determined as of the day immediately preceding the date on which the vote was taken. Any such demand must be in writing, stating the address of such shareholder, the number and class of shares as to which relief is sought and the amount claimed as the fair cash value thereof and must be delivered to TCFI within ten (10) days after the vote on the Reorganization is taken.
Thereafter, unless TCFI and the dissenting shareholder have come to an agreement with respect to the fair cash value of the shares as to which relief is sought, either party may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas in Franklin County, Ohio, for appraisal and determination of the fair cash value. The foregoing is a summary of the rights of dissenters, the full provisions of which are set forth in the Ohio General Corporation Law and particularly Section 1701.85, Ohio Revised Code.

         However, the Commission has taken the position that Rule 22c-1 of the 1940 Act limits a shareholder of a registered investment company, dissenting from a reorganization, from receiving for his shares an amount different from the net asset value thereof, next computed after receipt of the written dissent. This position, if accepted by an appropriate court, would establish net asset value next computed after receipt of the written dissent as the amount a dissenting shareholder would receive and would supersede contrary provisions of law. If the Plan is duly approved by shareholders, all shareholders of TCFI as of the Exchange Date, including those that voted against the approval of the Plan, will receive shares of the Acquiring Fund. All shareholders of TCFI have the right at any time up to the next business day preceding the Exchange Date to redeem their Shares at net asset value according to the procedures set forth in TCFI's Prospectus.

         This summary does not purport to be a complete description of the Plan and is subject to the terms and conditions of the Plan set forth in Exhibit A.

         REASONS FOR THE PROPOSED TRANSACTION. Currently, TCFI is a separate, stand-alone investment company organized in 1966. The Group was organized as a series investment company in 1993, and in October and November 1995, its Board of Directors created the Acquiring Fund with substantially similar investment objectives, policies and restrictions to those of TCFI. Because of the similarity between TCFI and the Acquiring Fund, the risks involved with an investment in the Acquiring Fund are not expected to be significantly greater than those associated with an investment in TCFI. The Acquiring Fund has been established for purposes of effecting the Reorganization and will not commence operations prior to the Exchange Date.

         The transactions contemplated by the Plan were presented to the Board of Directors of TCFI for their consideration at meetings held on October 20, 1995, and November 13, 1995. The Board of Directors of TCFI concluded unanimously that the Reorganization is in the best interests of TCFI and that the interests of the existing shareholders of TCFI will not be diluted by the Reorganization.

         The Board of Directors of TCFI, in reaching this conclusion, considered the costs resulting from the separate operation of TCFI and the proposed costs of operating the Acquiring Fund as provided by The Ohio Company, in light of their substantially similar investment objectives, policies, restrictions, Boards of Directors/Trustees, officers and service providers.
The Board also considered the operating and compliance efficiencies that could result from moving the operation of TCFI from a stand-alone investment company to a separate portfolio of a series investment company. The investment objective of the Acquiring Fund varies from that of TCFI in that the Acquiring Fund does not limit achieving its investment objectives through investing in American businesses. Specifically, the Acquiring Fund intends to invest, from time to time, in ADRs, as more fully described above under "SPECIAL CONSIDERATIONS AND RISK FACTORS -- FOREIGN SECURITIES." The investment restrictions of the Acquiring Fund which were approved by the Board of Trustees of the Group also vary somewhat from the restrictions of TCFI; however, such differences reflect a more uniform and flexible set of investment restrictions that are currently in place for each of the other series or portfolios of the Group. Such restrictions were approved to help achieve greater compliance efficiencies by having each series of the Group have the same or substantially the same investment restrictions and to give the Acquiring Fund the ability to engage in options and futures transactions as described above under "Special Considerations and Risk Factors."

         One of the operating efficiencies expected to be achieved is that under Ohio law and the Group's Declaration of Trust an annual meeting of shareholders of the Acquiring Fund is not required. TCFI as an Ohio corporation is required to hold such a meeting. Also, certain fixed costs associated with the operation of TCFI when incurred by the Acquiring Fund as part of the Group would decrease on a per share basis since such costs would be spread over a larger pool of assets, e.g., certain legal and printing fees, while maintaining the same services by the same or affiliated service providers.

         In particular, the Board considered the anticipated expense ratios of the Acquiring Fund, the structure of the Group, the experience of the service providers of the Acquiring Fund and the level of service to be provided to the shareholders of the Acquiring Fund, as represented by The Ohio Company, including the greater resources that could be dedicated to managing the Acquiring Fund's portfolio securities and marketing the Acquiring Fund and providing shareholder services.

         TCFI's Board also considered the higher fees charged to the Acquiring Fund compared to those of TCFI. With respect to the higher investment advisory fee, TCFI's Board considered CMC's and The Ohio Company's express commitment of additional investment management personnel and other resources to manage the portfolio of the Acquiring Fund. With respect to the Rule 12b-1 fee, TCFI's Directors concluded that the payment of such fees will improve the servicing of shareholder accounts by broker-dealers and is necessary to compete successfully through a broker-dealer distribution channel in today's marketplace when competing funds pay a similar or higher fee to such brokers. Thus, TCFI's Board determined that the payment of such Rule 12b-1 fees will promote fund sales and discourage fund redemptions and that a larger fund will be able to spread its fixed costs (exclusive of those costs based upon a percentage of net assets) over a wider based and to achieve better portfolio diversification.

         The Board of Directors of TCFI based its decision to approve the proposed transaction upon its consideration of a number of factors, including those described above and the following:

         (1) the terms and conditions of the Reorganization and whether it would result in a dilution of the existing shareholders' interests;

         (2) the similarity of TCFI's investment objectives, strategies and policies with those of the Acquiring Fund, as well as the views of CMC that any differences between the investment policies and restrictions of TCFI and the Acquiring Fund should not significantly increase investment risks;

         (3) the experience and resources of CMC with respect to providing investment management services, CMC's commitment to increase the personnel and resources dedicated to the management of the Acquiring Fund's portfolio investments and the experience of and quality of services to be provided by the Acquiring Fund's other service providers;

         (4) the projected expense ratios and information regarding fees and expenses of TCFI, the Acquiring Fund and other similar funds and the services being offered to shareholders;

         (5) the conditioning of the Reorganization on the receipt of a legal opinion confirming the absence of any adverse federal tax consequences to TCFI or its shareholders resulting from the Reorganization; and

         (6)     other factors as it deemed relevant.

         In particular, the Board considered the following per share operating expense ratios (total annual operating expenses expressed as a percentage of average net assets) for shares of TCFI for the year ended September 30, 1995, and as estimated for the shares of the Acquiring Fund for the period following the effective date of the Reorganization and ending September 30, 1996, after giving effect to the Reorganization:

                     OPERATING EXPENSE RATIOS

              TCFI                              ACQUIRING FUND
              ----                              --------------
              0.70%                                 0.81%(1)

______________
         (1) Reflects the waiver of Rule 12b-1 fees by The Ohio Company through September 30, 1996. Absent such waiver, total annual operating expenses of the Acquiring Fund, as a percentage of average net assets, are estimated to be 1.06%.

         DESCRIPTION OF THE SECURITIES TO BE ISSUED. Ownership in the Acquiring Fund is represented by units of beneficial interest, without par value, of The Cardinal Group (the "Group"), which is an open-end investment company of the management type, organized as an Ohio business trust on March 23, 1993. The Acquiring Fund is currently one of six separate series of the Group. Like TCFI, the Acquiring Fund is diversified, as that term is defined in the 1940 Act. Currently there is only one class of shares for the Acquiring Fund. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. See "ADDITIONAL COMPARATIVE INFORMATION."

         FEDERAL INCOME TAX CONSEQUENCES. As a condition to the closing of the Reorganization, TCFI and the Group must receive a favorable opinion from Baker & Hostetler, counsel to both TCFI and the Group, substantially to the effect that, for federal income tax purposes: (a) the Reorganization will constitute a "tax-free" reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) no gain or loss will be recognized by the Acquiring Fund or TCFI as a result of the Reorganization; (c) no gain or loss will be recognized by shareholders of TCFI upon the exchange of their Shares of TCFI for shares of the Acquiring Fund; (d) the tax basis of the Acquiring Fund shares received by shareholders of TCFI pursuant to the Reorganization will be the same as the basis of the Shares of TCFI held immediately prior to the Reorganization; (e) the holding period of the Acquiring Fund shares so received will include the period during which TCFI shareholder held Shares of TCFI, provided such Shares were held as a capital asset; (f) the tax basis of TCFI's assets acquired by the Acquiring Fund will be the same as the basis of such assets immediately prior to the Reorganization; and (g) the holding period of such assets will include the period during which those assets were held by TCFI. The Group and TCFI do not intend to seek a private letter ruling with respect to the tax effects of the Reorganization.

         CAPITALIZATION. The following table shows the capitalization of TCFI as of September 30, 1995. The Acquiring Fund has no and will have no assets or liabilities or commence operations prior to the consummation of the Reorganization. THEREFORE, NO PRO FORMA INFORMATION GIVING EFFECT TO THE REORGANIZATION IS PROVIDED.

                             THE CARDINAL FUND INC.

Net assets  . . . . . . . . . . . . . . .. . . . . . . . . . . .  $226,181,233
Shares outstanding  . . . . . . . . . . . . . . . . . . . . . . .   17,099,016
Net asset value per share . . . . . .  . . . . . . . . . . . . . . . .  $13.23

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

         INVESTMENT OBJECTIVES AND POLICIES. The investment objectives and policies of TCFI are substantially similar to those of the Acquiring Fund. The investment objectives of TCFI and Acquiring Fund are "fundamental," which means that they may not be changed without the consent of a majority of such fund's outstanding shares, as defined in the 1940 Act.

         The investment objectives of TCFI are to achieve long-term growth of capital and income through selective participation in the long-term progress of American businesses and industries. Current income, while a factor in portfolio selection, is secondary to the primary objective. The investment objectives of the Acquiring Fund are long-term growth of capital and income. Current income is a secondary objective.

         The policy of each of TCFI and the Acquiring Fund is generally to invest in equity securities of companies which, in the opinion of the investment adviser, are growth oriented. The securities purchased by TCFI and the Acquiring Fund are traded in either established over-the-counter markets or on national exchanges and are issued by companies having a market capitalization of at least $10 million. Current income, while a factor in portfolio selection, is secondary to the primary objective. This policy of normally investing in equity securities believed to have a potential for long-term capital appreciation means that the assets of TCFI and the Acquiring Fund will generally be subject to greater risk than may be involved in securities which do not have such growth characteristics. It is recognized, however, that there may be times when, as a temporary, defensive measure, such Funds' equity position should be reduced. At such times, and otherwise for cash management purposes, each of TCFI and the Acquiring Fund may hold its assets in cash or invest its assets in investment grade debt securities, U.S. Government securities, securities of other investment companies, repurchase agreements and preferred stock. The Acquiring Fund, however, unlike TCFI, may invest in foreign securities including ADRs.

INVESTMENT RESTRICTIONS

         The fundamental investment restrictions of TCFI and the Acquiring Fund are similar except for the following differences:

         (1) TCFI may not purchase the securities of any issuer if such purchase would cause more than 5% of TCFI's total assets upon such purchase to be invested in the securities of any one issuer (not including the government of the United States or corporations which are the instrumentalities of the United States) nor may it purchase the securities of any issuer if such purchase would cause TCFI to hold (i) more than 10% of the voting securities of such issuer, (ii) more than 10% of all debt securities of such issuer taken as a class, or (iii) more than 10% of all equity securities of such issuer preferred in any way over the common stock of such issuer taken as a class. The Acquiring Fund may not purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the value of the Acquired Fund's total assets would be invested in such issuer or the Acquired Fund would hold more than 10% of the outstanding voting securities of the issuer, except that up to 25% of the value of the Acquired Fund's total assets may be invested without regard to such limitations. There is no limit to the percentage of assets that may be invested in U.S. Treasury bills, notes or other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

         (2) TCFI may not concentrate more than 25% of the value of the total assets of TCFI (determined at the date of acquisition) in investments in any particular industry. The Acquiring Fund has a similar policy except that its policy expressly includes the Commission's position that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or its agencies or instrumentalities. The Acquiring Fund's policy is further qualified as follows: (a) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents, and (b) utilities will be divided according to their services; for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

         (3) TCFI may not purchase securities on margin. The Acquiring Fund has a similar restriction except that the Acquiring Fund may use short-term credit necessary for clearance of purchases of portfolio securities and may also make margin payments as may be necessary in connection with derivative securities transactions.

         (4) TCFI has a policy of not purchasing or selling commodities, commodity contracts or futures contracts. The Acquiring Fund has a similar policy with respect to commodities and commodity contracts except it may engage in such transactions to the extent disclosed to shareholders in its current Prospectus.

         (5) TCFI may not write, purchase or sell puts, calls or combinations thereof. The Acquiring Fund has no such restriction.

         (6) TCFI may not mortgage, pledge or hypothecate any assets to a greater extent than 15% of its gross assets taken at cost. The Acquiring Fund has a non-fundamental policy that it may not mortgage or hypothecate the Acquiring Fund's assets in excess of one-third of the Acquiring Fund's total assets.

         (7) TCFI may not purchase any securities from or sell any securities to (other than stock issued by TCFI) officers or directors of TCFI, any person or organization furnishing managerial or advisory services to TCFI, or related classes of persons as principals. The Acquiring Fund has no similar policy.

         (8) TCFI may not invest in companies for the purpose of exercising control or management thereof. The Acquiring Fund has no similar policy.

         (9) TCFI may not change its classification as a "management company" under Section 4 of the 1940 Act or change its subclassifications as an "open-end company" or as a "diversified company" under Section 5 of the 1940 Act. The Acquiring Fund has no such policy although the 1940 Act requires that shareholders approve any such change by the Acquiring Fund.

         In addition, the Acquiring Fund has the following non-fundamental investment restrictions. Except as noted below, these non-fundamental investment restrictions are substantially similar to fundamental investment restrictions of TCFI. As discussed above, however, fundamental restrictions of a fund may not be changed without a vote of a majority of the outstanding voting securities of the fund; non-fundamental policies may be changed without a shareholder vote. As a consequence, the following policies could be modified, or eliminated, by the Group with respect to the Acquiring Fund without shareholder approval.

         (1) The Acquiring Fund may not engage in any short sales. TCFI has a similar fundamental policy except that TCFI may make short sales of securities to the extent that the same are owned by TCFI (i.e., short sales "against the box").

         (2) The Acquiring Fund may not purchase or otherwise acquire any securities if, as a result, more than 15% of the Acquiring Fund's net assets would be invested in securities that are illiquid. In addition, the Acquiring Fund may not invest more than 15% of its total assets in securities which are restricted as to disposition. TCFI has a fundamental policy that provides that it may not purchase securities subject to restrictions on disposition under the Securities Act of 1933 if at the time of acquisition more than 5% of the total assets of TCFI would be invested in such securities.

         (3) The Acquiring Fund may not purchase or retain any securities of an issuer if, to the knowledge of the Group, the officers and trustees of the Group or the officers and directors of CMC individually owning more than 1/2 of 1% of the securities of such issuer together own beneficially more than 5% of the securities of such issuer.

         (4) The Acquiring Fund may not purchase securities of enterprises which have a record of less than three years' continuous operation, if such purchase would cause more than 10% of the total assets of the Acquiring Fund to be invested in the securities of such enterprises. TCFI's fundamental policy as to such securities is limited to 5% of its total assets.

         Finally, the Acquiring Fund has the non-fundamental policy that it may not purchase participations or direct interests in oil, gas or other mineral exploration or development programs (although investments by the Acquiring Fund in marketable securities of companies engaged in such activities are not prohibited by this restriction). TCFI has no such restriction.

         PORTFOLIO MANAGERS. Since CMC is a wholly owned subsidiary of The Ohio Company and serves as the investment adviser to the Acquiring Fund, the person currently serving as portfolio manager for TCFI intends to continue to serve after the Reorganization as portfolio manager for the Acquiring Fund.

         It is not anticipated that the above-mentioned differences in investment policies and restrictions will, individually or in the aggregate, result in an significant variation between the level of investment risks associated with an investment in TCFI. For a more complete description of the Acquiring Fund's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUND?" in the Acquiring Fund's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in the Acquiring Fund's Statement of Additional Information. For a more complete description of TCFI's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUND?" in TCFI's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in TCFI's Statement of Additional Information.

ADDITIONAL COMPARATIVE INFORMATION

SERVICE ARRANGEMENTS AND FEES

                                      TCFI

         Pursuant to the laws of Ohio and TCFI's Articles of Incorporation, the responsibility for the management of TCFI is vested in its Board of Directors which, among other things, is empowered to elect officers of TCFI and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in such management.

         INVESTMENT ADVISER. TCFI is advised by The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215. CMC, a wholly owned subsidiary of The Ohio Company, serves as the investment adviser and manager of each of the other Cardinal Funds.

         The Ohio Company, an investment banking firm organized in 1925, is a member of the New York Stock Exchange, the Midwest Stock Exchange, other regional stock exchanges and the National Association of Securities Dealers, Inc. Descendants of H.P. and R.F. Wolfe, deceased, and members of their families, through their possession of a majority of voting stock, may be considered controlling persons of The Ohio Company.

         In its capacity as investment adviser, and subject to the ultimate authority of TCFI's Board of Directors, The Ohio Company, in accordance with TCFI's investment objectives and policies, manages TCFI, and makes decisions with respect to and places orders for all purchases and sales of its portfolio securities. In addition, pursuant to the Investment Advisory Agreement, The Ohio Company generally assists in all aspects of TCFI's administration and operation. Since December 22, 1995, John Bevilacqua has been primarily responsible for the day-to-day management of TCFI's portfolio. Mr. Bevilacqua has been a Vice President and Portfolio Manager for The Ohio Company since October, 1994. Prior thereto, and since February, 1984, Mr. Bevilacqua served as Second Vice

President - Investments for Midland Mutual Life Insurance Company, Columbus,
Ohio.

         For the services provided and expenses assumed pursuant to its investment advisory agreement with TCFI, The Ohio Company receives a fee from TCFI, computed daily and paid quarterly at the annual rate of .50% of average net daily assets of TCFI.

         For a complete description of TCFI's advisory arrangements, see the section in TCFI's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Investment Adviser and Manager."

         DISTRIBUTOR. TCFI has entered into a Distributor's Contract with The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215, pursuant to which shares of TCFI continuously are offered on a best efforts basis by The Ohio Company and dealers selected by The Ohio Company. H. Keith Allen is an officer and director of both TCFI, CMC and The Ohio Company. Frank W. Siegel, an officer and director of TCFI, is an officer of The Ohio Company and an officer and director of CMC. David C. Will and James M. Schrack II are officers of both TCFI and The Ohio Company, and Mr. Will is an officer of CMC. The Ohio Company receives no compensation from TCFI in connection with its services under such Distributor's Contract but may retain some or all of the sales charge imposed upon sales of TCFI's Shares.

         DIVIDEND AND TRANSFER AGENT. CMC, 215 East Capital Street, Columbus, Ohio 43215, serves as TCFI's Dividend and Transfer Agent. In consideration of such services, TCFI has agreed to pay CMC an annual fee, paid monthly, equal to $18 per shareholder account, plus out-of-pocket expenses.

         For a complete description of these arrangements and the other expenses borne by TCFI, see the sections in TCFI's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND?"

         CUSTODIAN. TCFI has appointed The Fifth Third Bank ("Fifth Third") 38 Fountain Square Plaza, Cincinnati, Ohio 45263, as TCFI's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by TCFI.

         COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, serves as counsel to TCFI.

         INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, serves as the independent accountants for TCFI, and, as such, has audited the financial statements of TCFI.

         MANAGEMENT DISCUSSION OF FUND PERFORMANCE. Management discussion of fund performance is contained in the accompanying

Annual Report to Shareholders for the year ended September 30, 1995.

                               THE ACQUIRING FUND

         Except where shareholder action is required by law, all of the authority of the Group is exercised under the direction of the Group's Trustees, who are elected by the shareholders of the Group's series or portfolios, including the Acquiring Fund, and who are empowered to elect officers and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in its day-to-day operations. The Group will be managed in accordance with its Declaration of Trust and the laws of Ohio governing business trusts.

         INVESTMENT ADVISER. The Acquiring Fund is advised by CMC. CMC was established as an Ohio corporation on March 21, 1980, and has been providing investment advisory services to open-end investment management companies like TCFI since 1980. It is intended that, upon completion of the Reorganization, Mr. Bevilacqua will be responsible for the day-to-day management of the Acquiring Fund's portfolio. For its services as investment adviser, CMC receives a fee, which is calculated daily and paid monthly, at an annual rate of 0.60% of the average daily net assets of the Acquiring Fund.

         For a complete description of the Acquiring Fund's advisory arrangements, see the section in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Investment Adviser and Manager."

         DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC, 215 East Capital Street, Columbus, Ohio 43215, also serves as the Acquiring Fund's Dividend and Transfer Agent. In consideration of such services, the Acquiring Fund has agreed to pay CMC an annual fee, paid monthly, equal to $18 per shareholder account, plus out-of-pocket expenses.

         In addition, CMC provides certain fund accounting services for the Acquiring Fund. CMC receives a fee from the Acquiring Fund for such services equal to a fee computed daily and paid periodically at an annual rate of .03% of the Acquiring Fund's average daily net assets of $100 million or less and
 .01% of the Acquiring Fund's average daily net assets in excess of $100 million.

         For a complete description of these arrangements and the other expenses borne by the Acquiring Fund, see the sections in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Dividend and Transfer Agent and Fund Accountant."

         DISTRIBUTOR. The Ohio Company also serves as the distributor of the Acquiring Fund's Shares pursuant to a distribution agreement.

         Pursuant to Rule 12b-1 under the 1940 Act, the Group has adopted a Rule 12b-1 Plan under which the Acquiring Fund is authorized to pay or reimburse The Ohio Company, as the Acquiring Fund's principal underwriter, a periodic amount calculated at an annual rate not to exceed .25% of the average daily net asset value of the Acquiring Fund. Such amount may be used by The Ohio Company to pay broker-dealers, banks and other institutions (a "Participating Organization") for distribution and/or shareholder service assistance pursuant to an agreement between The Ohio Company and the Participating Organization or for distribution assistance and/or shareholder service provided by The Ohio Company pursuant to an agreement between The Ohio Company and the Group. Under the Plan, a Participating Organization may include The Ohio Company's subsidiaries, and its affiliates.

         As authorized by the Plan, The Ohio Company has agreed to provide certain shareholder services in connection with shares of the Acquiring Fund purchased and held by The Ohio Company for the accounts of its customers and shares of the Acquiring Fund purchased and held by customers of The Ohio Company directly, including, but not limited to, answering shareholder questions concerning the Acquiring Fund, providing information to shareholders on their investments in the Acquiring Fund and providing such personnel and communication equipment as is necessary and appropriate to accomplish such matters. In consideration of such services the Group has agreed to pay The Ohio Company a monthly fee, computed at the annual rate of .25% of the average aggregate net asset value of shares held during the period in customer accounts for which The Ohio Company has provided services under the Plan. Such fees paid by the Group will be borne solely by the Acquiring Fund.

         In addition, The Ohio Company may enter into, from time to time, other Rule 12b-1 Agreements with selected dealers pursuant to which such dealers will provide certain shareholder services such as those described above.

         For a complete description of these arrangements, see the sections in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Distribution Plan."

         For fiscal period ending September 30, 1996, The Ohio Company has agreed to waive all of such 12b-1 fees.

         CUSTODIAN. The Acquiring Fund has also appointed Fifth Third as the Acquiring Fund's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Acquiring Fund.

         COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, also serves as counsel to the Acquiring Fund.

         INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, has been selected to serve as the independent accountants for the Acquiring Fund, and, as such, will audit the financial statements of the Acquiring Fund.

         MANAGEMENT DISCUSSION OF FUND PERFORMANCE. No management discussion of fund performance is included since the Acquiring Fund has not yet commenced operations.

         CERTAIN FINANCIAL INFORMATION. The Prospectus for TCFI contains information on per share income, capital changes and performance calculations under the caption "FINANCIAL HIGHLIGHTS."

         The Acquiring Fund has not yet commenced operations and has no and will have no assets or liabilities prior to the consummation of the Reorganization. Therefore, no information regarding per share income and capital changes is available. For information regarding performance calculations and comparisons, see the information under the caption "PERFORMANCE INFORMATION" in the Acquiring Fund's Prospectus.

         COMPARISON OF RIGHTS OF SECURITY HOLDERS. TCFI is an Ohio corporation, registered under the 1940 Act as an open-end investment company of the management type. TCFI was incorporated on September 16, 1966, under the laws of Ohio. The Group is an Ohio business trust, registered under the 1940 Act as an open-end investment company of the management type. The Group was established under a Declaration of Trust dated as of March 23, 1993. TCFI is authorized to issue 30,000,000 shares of common stock, without par value. The Group is authorized to issue an unlimited number of shares of beneficial interest, which shares may be divided into one or more series or separate classes of shares.

         Each share of TCFI represents an equal proportionate interest in TCFI with each other share. Shares are entitled upon liquidation to a pro rata share of the net assets of TCFI. Shares of TCFI issued pursuant to TCFI's Articles of Incorporation are fully paid and nonassessable and have no preemptive or other right to subscribe for any additional shares.

         Shares of the Acquiring Fund, once properly issued and outstanding, are fully paid and nonassessable and have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive or appraisal rights.

         Shareholders of TCFI are entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders of TCFI may cumulate their votes for purposes of the election of its Directors as described above under "GENERAL." TCFI currently holds an annual meeting of shareholders.

         Shareholders of the Acquiring Fund have no cumulative voting rights, which means that the holders of a plurality of the shares voting for the election of the Group's Board of Trustees can elect all of the Group's Board of Trustees if they choose to do so. The Group does not intend to hold annual meetings of shareholders, except as required under its Declaration of Trust or the 1940 Act. Shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group and not by series or portfolio except as otherwise expressly required by law. For example, shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group with respect to the election of Trustees and ratification of the selection of independent accountants. However, shareholders of the Acquiring Fund will vote as a Fund, and not in the aggregate with other shareholders of the Group, for purposes of approval of amendments to the Acquiring Fund's investment advisory agreement or any of the Acquiring Fund's fundamental policies.

         Therefore, after the Reorganization, shareholders of the Acquiring Fund alone will not be able to elect the Trustees of the Group or ratify the selection of independent accountants but will vote with all the other shareholders of the Group on such issues if and when presented to shareholders. In addition, since the Group currently does not intend to hold annual meetings unless otherwise required to do so, it can not be determined when shareholders of the Acquiring Fund will next be entitled to vote for the election of Trustees or the ratification of the selection of independent public accountants.

         For a complete description of the respective attributes of TCFI's and the Group's shares, including how to purchase, redeem or exchange shares and certain restrictions thereon, taxation of TCFI or the Acquiring Fund, as the case may be, and its shareholders, and dividend and distribution policies, see the sections in TCFI's and the Acquiring Fund's respective Prospectuses entitled "HOW DO I PURCHASE SHARES OF THE FUND?," "WHAT DISTRIBUTIONS WILL I RECEIVE?," "HOW MAY I REDEEM MY SHARES?" "WHAT OTHER SHAREHOLDER PROGRAMS ARE PROVIDED?" "DOES THE FUND PAY FEDERAL INCOME TAX?" and "WHAT ABOUT MY TAXES?" Additional information about TCFI is included in its Prospectus, dated February 1, 1995, as supplemented on December 11, 1995, which is incorporated herein by reference, and in TCFI's Statement of Additional Information dated February 1, 1995. Copies of the Prospectus and the Statement of Additional Information may be obtained without charge by calling TCFI at 1-800-282-9446.

         Additional information about the Acquiring Fund is included in its Prospectus dated January __, 1996, which accompanies this Combined Prospectus Proxy Statement and Statement of Additional

Information dated January __, 1996, copies of which may be obtained without charge by calling the Group at 1-800-282-9446.

         Additional information regarding the Reorganization and the Acquiring Fund is contained in the Statement of Additional Information, dated January __, 1996, to this Combined Prospectus/Proxy Statement. The Statement of Additional Information is incorporated by reference herein and may be obtained by calling the Group at 1-800-282-9446.

         TCFI'S BOARD OF DIRECTORS AND MANAGEMENT RECOMMEND APPROVAL OF THE
PLAN.

                DELETION OF TCFI'S FUNDAMENTAL POLICY REGARDING
                     RELATED PARTY TRANSACTIONS -- ISSUE 5

         TCFI's fundamental policies currently provide that TCFI may not purchase any securities from or sell any securities to (other than stock issued by TCFI) officers or directors of TCFI, any person or organization furnishing managerial or advisory services to TCFI, OR RELATED CLASSES OF PERSONS as principals [emphasis added]. Because this policy is unclear as it relates to the Reorganization but could be read to prohibit the Reorganization (i.e., because the Group may be a person related to The Ohio Company), shareholders are being asked to approve the deletion of this policy.

         The 1940 Act contains limitations on transactions between investment companies and their affiliates which will continue to apply to TCFI if the above policy is deleted.

         Approval of the deletion of TCFI's fundamental policy regarding related party transactions requires the affirmative vote of a majority of the outstanding voting securities of TCFI, defined as the affirmative vote, at a meeting of shareholders duly called, of the lesser of (a) 67% or more of the votes of the shareholders of TCFI present at the meeting at which the holders of more than 50% of the votes attributable to shareholders of record of TCFI are represented in person or by proxy, or (b) the holders of more than 50% of the outstanding votes of shareholders of TCFI. TCFI'S BOARD OF DIRECTORS AND ITS MANAGEMENT RECOMMEND APPROVAL OF THIS PROPOSED DELETION. IF ISSUE 5 IS NOT APPROVED, SUCH FUNDAMENTAL POLICY WILL REMAIN IN EFFECT AND THE REORGANIZATION WILL NOT BE CONSUMMATED.

                                 MISCELLANEOUS

         ADDITIONAL INFORMATION. TCFI and the Group are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, and in accordance therewith each files reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         SOLICITATION OF PROXIES AND PAYMENT OF EXPENSES. The cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the costs of any supplementary solicitation and proxy soliciting services provided by third parties, will be borne in part by TCFI and in part by The Ohio Company. Proxies will be solicited initially, and in any supplemental solicitation, by mail and may be solicited in person, by telephone, telegraph or other electronic means by officers of TCFI.

         SUBSTANTIAL SHAREHOLDERS. As of January 8, 1996, the following persons, to the knowledge of TCFI, were the shareholders owning beneficially five percent or more of the Shares of TCFI:

                                  Amount and Nature of
Name and Address                  Beneficial Ownership      Percent of Class
----------------                  --------------------      ----------------
The Ohio Company                           _________(1)         ______%
155 East Broad Street
Columbus, Ohio 43215

(1) For its own account and as trustee for various pension plans and trusts.

         As of the close of business on January 8, 1996, the officers and Directors of TCFI as a group beneficially owned less than 1% of the outstanding Shares of TCFI.

         As of the close of business on January 8, 1996, there were _______ issued and outstanding shares of the Group of which ____ were shares of Cardinal Balanced Fund and ____ were shares of Cardinal Aggressive Growth Fund. As of such date, there were no shareholders of the Acquiring Fund. It is anticipated, however, that those persons who are beneficial holders of 5% or more of TCFI's Shares immediately prior to the Reorganization will be beneficial holders of the same percentage of the Acquiring Fund's Shares immediately after the Reorganization.

         DOCUMENTS INCORPORATED BY REFERENCE. The accompanying Prospectus of the Acquiring Fund dated January __, 1996, and the Management's Discussion of Fund Performance section of the accompanying The Cardinal Fund Inc. Annual Report to Shareholders as of September 30, 1995, are incorporated by reference into this Combined Prospectus/Proxy Statement. In addition, TCFI's Prospectus dated February 1, 1995, as supplemented December 11, 1995, is incorporated by reference into this Combined Prospectus/Proxy Statement and may be obtained by writing TCFI at 155 East Broad Street, Columbus, Ohio 43215 or by calling TCFI at

1-800-282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of receipt of the request.

         OTHER BUSINESS. The Board of Directors of TCFI knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is their intention that the proxies which do not contain specific instructions to the contrary will be voted on such matter in accordance with the judgment of the person named in the enclosed Proxy Card.

         FUTURE SHAREHOLDER PROPOSALS. Pursuant to rules adopted by the Commission under the 1934 Act, investors may request inclusion in the proxy statement for shareholder meetings certain proposals for action which they intend to introduce at such meeting. Any shareholder proposals must be presented a reasonable time before the proxy materials for the next meeting are sent to shareholders. The submission of a proposal does not guarantee its inclusion in TCFI's proxy statement and is subject to limitations under the 1934 Act. It is not presently anticipated that the Group will hold regular meetings of shareholders, and no anticipated date of the next meeting can be provided.

                                                                       Exhibit A


             AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION
             ----------------------------------------------------

         Agreement and Plan of Reorganization and Liquidation ("Agreement") dated as of December 1, 1995, by and between The Cardinal Group, an Ohio business trust ("TCG"), and The Cardinal Fund Inc., an Ohio corporation ("TCFI").

         WHEREAS, TCG is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end investment company of the management type and has, or before the Exchange Date (as defined below) is expected to have, issued and outstanding one class of shares of beneficial interest, without par value ("Shares"), for each of six series, one such series being The Cardinal Fund (hereinafter sometimes referred to as the "Cardinal Fund" or the "Acquiring Series"); and

         WHEREAS, TCFI is registered under the 1940 Act as an open-end investment company of the management type and currently has issued and outstanding one class of common shares, without par value; and

         WHEREAS, TCFI plans to transfer all of its assets, and to assign all of its liabilities, to the Acquiring Series, in exchange for Shares of the Acquiring Series (the "Acquiring Series Shares"), followed by the distribution of the Acquiring Series Shares by TCFI to its shareholders, and followed by the dissolution of TCFI, all upon the terms and provisions of this Agreement (the "Reorganization"); and

         WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, the trustees of TCG have determined that the Reorganization is in the best interests of TCG, and that the interests of its shareholders will not be diluted as a result thereof; and

         WHEREAS, the Board of Directors of TCFI has determined that the Reorganization is in the best interests of TCFI and that the interests of its shareholders will not be diluted as a result thereof;

         NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto covenant and agree as follows:

1.       PLAN OF REORGANIZATION AND LIQUIDATION.

                 (a) SALE OF ASSETS, ASSUMPTION OF LIABILITIES. Subject to the prior approval of shareholders of TCFI and to the other terms and conditions contained herein (including the obligation of TCFI to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(i) herein), TCFI agrees to sell, assign, convey, transfer and deliver to the Acquiring Series, and the Acquiring Series agrees to acquire from TCFI on the Exchange Date (as defined below), all of the Investments (as defined below), cash and other assets of TCFI in exchange for that number of full and fractional Acquiring Series Shares of the Acquiring Series having an aggregate net asset value equal to the value of all assets of TCFI transferred to the Acquiring Series, as provided in Section 4, less the liabilities of TCFI assumed by the Acquiring Series.


                 (b) ASSETS ACQUIRED. The assets to be acquired by the Acquiring Series from TCFI shall consist of all of TCFI's property, including, without limitation, all Investments, cash and dividends or interest receivables which are owned by TCFI and any deferred or prepaid expenses shown as an asset on the books of TCFI as of the Valuation Time described in Section 4.

                 (c) LIABILITIES ASSUMED. Prior to the Exchange Date TCFI will endeavor to discharge or cause to be discharged, or make provision for the payment of, all of its known liabilities and obligations. The Acquiring Series shall assume all liabilities, expenses, costs, charges and reserves of TCFI, contingent or otherwise, including liabilities reflected in the unaudited statement of assets and liabilities of TCFI as of the Valuation Time, prepared by or on behalf of TCFI in accordance with generally accepted accounting principles consistently applied from and after September 30, 1995.

                 (d) LIQUIDATION AND DISSOLUTION. Upon consummation of the transactions described in Section 1(a), 1(b) and 1(c) above, TCFI shall distribute in complete liquidation to its shareholders of record as of the Exchange Date the Acquiring Series Shares received by it, each TCFI shareholder of record being entitled to receive that number of Acquiring Series Shares equal to the proportion which the number of common shares, without par value, of TCFI held by such shareholder bears to the total number of such shares of TCFI outstanding on such date, and shall take such further action as may be required, necessary or appropriate under TCFI's Articles of Incorporation, Ohio law and the Code to effect the complete liquidation and dissolution of TCFI. TCFI will fulfill all reporting requirements under the 1940 Act, both before and after the Reorganization.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF TCFI. TCFI represents and warrants to and agrees with TCG and the Acquiring Series that:

                 (a) TCFI is a corporation validly existing under the laws of the State of Ohio and has power to own all of its properties and assets and to carry out its obligations under this Agreement. TCFI has qualified as a foreign corporation in each jurisdiction where the ownership of its property and the conduct of its business require qualification. TCFI has all necessary federal, state and local authorizations to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 2(1).

                 (b) TCFI is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. TCFI has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of the Code as of and since its first taxable year, and qualifies and intends to continue to qualify as a regulated investment company for its taxable year ending upon its liquidation. TCFI has been a regulated investment company under such sections of the Code at all times since its inception.

                 (c) The statement of assets and liabilities, including the statement of investments as of September 30, 1995, and the related statement of operations for the year then ended, and statements of changes in net assets for each of the two years in the period then ended, for TCFI, such statements having been audited by KPMG Peat Marwick LLP, independent auditors of TCFI, have been furnished to TCG. Such statement of assets and liabilities fairly present the financial position of TCFI as of such date and such statements of operations and changes in net assets fairly reflect the results of operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles, and there are no known material liabilities of TCFI as of such dates which are not disclosed therein.

                 (d) The Prospectus of TCFI dated February 1, 1995 (the "TCFI Prospectus") and the related Statement of Additional Information for TCFI dated February 1, 1995, in the forms filed with the Securities and Exchange Commission and previously furnished to TCG, did not as of their date and do not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                 (e) Except as may have been previously disclosed to TCG, there are no material legal, administrative or other proceedings pending or, to the knowledge of TCFI threatened against TCFI.

                  (f) There are no material contracts outstanding to which TCFI is a party, other than as disclosed in the TCFI Prospectus and its corresponding Statement of Additional Information, and there are no such contracts or commitments (other than this Agreement) which will be terminated with liability to TCFI on or prior to the Exchange Date.

                 (g) TCFI has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of September 30, 1995 and those incurred in the ordinary course of TCFI's business as an investment company since that date. Prior to the Exchange Date, TCFI will advise TCG of all known material liabilities, contingent or otherwise, incurred by it subsequent to September 30, 1995, whether or not incurred in the ordinary course of business.

                 (h) As used in this Agreement, the term "Investments" shall mean TCFI's investments shown on the statement of assets and liabilities as of September 30, 1995 referred to in Section 2(c) hereof, as supplemented with such changes as TCFI shall make after September 30, 1995 and prior to the date of this Agreement, which changes have been disclosed to TCG, and changes made on and after the date of this Agreement after advising TCFI of such changes, and changes resulting from stock dividends stock split-ups, mergers and similar corporate actions.

                 (i) TCFI has filed or will file all federal and state tax returns which, to the knowledge of TCFI's officers, are required to be filed by TCFI and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by TCFI. All tax liabilities of TCFI have been adequately provided for on its books, and no tax deficiency or liability of TCFI has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

                 (j) As of both the Valuation Time and the Exchange Date and except for shareholder approval and otherwise as described in Section 2(1), TCFI will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other of its assets and liabilities to be transferred to TCG and the Acquiring Series pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, TCG and the Acquiring Series will acquire the Investments and any such other assets subject to no encumbrances, liens or security interests in favor of any third party creditor of TCFI and, except as described in Section 2(k), without any restrictions upon the transfer thereof.

                 (k) No registration under the Securities Act of 1933, as amended (the "1933 Act"), of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of TCFI or TCG, except as previously disclosed to TCG by TCFI in writing prior to the date hereof.

                 (l) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by TCFI of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, Securities Exchange Act of 1934, as amended (the "1934 Act"), 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

                 (m) The registration statement (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") by TCG on Form N-14 relating to the Acquiring Series Shares issuable hereunder, and the proxy statement of TCFI included therein (the "Proxy Statement"), on the effective date of the Registration Statement and insofar as they relate to TCFI, (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and
         (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 below and on the Exchange Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the "Prospectus"), as amended or supplemented by any amendments or supplements filed with the Commission by TCG, insofar as it relates to TCFI, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this Section 2(m) shall apply only to statements of fact relating to TCFI contained in the Registration Statement, the Prospectus or the Proxy Statement, or omissions to state in any thereof a material fact relating to TCFI, as such Registration Statement, Prospectus and Proxy Statement shall be furnished to TCFI in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectus or Proxy Statement.

3. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF TCG. TCG represents and warrants to and agrees with TCFI that:

                 (a) TCG is a business trust validly existing under the laws of the State of Ohio and has power to carry on its business as it is now being conducted and to carry out its obligations under this Agreement. TCG has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. TCG and the Acquiring Series each has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 3(i).

                 (b) TCG is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. The Acquiring Series expects to qualify as a regulated investment company under Part I of Subchapter M of the Code.

                 (c) The Acquiring Series will have no financial statements as of the Valuation Time.

                 (d) The prospectus of TCG and the Acquiring Series, expected to be dated in January, 1996 (the "Acquiring Series Prospectus"), and the related Statement of Additional Information for the Acquiring Series to be dated such date, in the forms to be filed with the Securities and Exchange Commission, will be furnished to TCFI promptly upon the completion thereof and will not as of their date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                 (e) Except as may have been previously disclosed to TCFI, there are no material legal, administrative or other proceedings pending or, to the knowledge of TCG or its Acquiring Series, threatened against TCG or the Acquiring Series, which assert liability on the part of TCG or the Acquiring Series.

                 (f) There are no material contracts outstanding to which TCG or the Acquiring Series is a party, other than material contracts disclosed in the Acquiring Series Prospectus and the corresponding Statement of Additional Information.

                 (g) The Acquiring Series will have no assets or liabilities as of the Valuation Time.

                 (h) TCG and the Acquiring Series will file all federal and state tax returns which, to the knowledge of TCG's officers, are required to be filed by TCG and the Acquiring Series and will pay all federal and state taxes shown to be due on such returns or on any assessments received by TCG or the Acquiring Series. All tax liabilities of TCG and the Acquiring Series have been adequately provided for on its books, and no tax deficiency or liability of TCG or the Acquiring Series has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

                 (i) No consent, approval, authorization or order of any governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, 1940 Act, state securities or Blue Sky Laws or the H-S-R Act.

                 (j) As of both the Valuation Time and the Exchange Date and otherwise as described in Section 3(i), TCG and the Acquiring Series will have full right, power and authority to purchase the Investments and any other assets and assume the liabilities of TCFI to be transferred to the Acquiring Series pursuant to this Agreement.

                 (k) The Registration Statement, the Prospectus and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to TCG and the Acquiring Series: (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and
         (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and at the Exchange Date, the Prospectus, as amended or supplemented by any amendments or supplements filed with the Commission by TCG, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectus or the Proxy Statement made in reliance upon and in conformity with information furnished by TCFI for use in the Registration Statement, the Prospectus or the Proxy Statement.

                 (l) The Acquiring Series Shares to be issued by TCG have been duly authorized and when issued and delivered by TCG to TCFI pursuant to this Agreement and the Prospectus will be legally and validly issued by TCG and will be fully paid and nonassessable, and no shareholder of TCG will have any preemptive right of subscription or purchase in respect thereof.

                 (m) The issuance of Acquiring Series Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

                 (n) Cardinal Fund, upon filing of its first income tax return at the completion of its first taxable year will elect to be a regulated investment company and until such time will take all steps necessary to ensure qualification as a regulated investment company.

4. EXCHANGE DATE; VALUATION TIME. On the Exchange Date, TCG will deliver to TCFI a number of Acquiring Series Shares having an aggregate net asset value equal to the value of the assets of TCFI acquired by the Acquiring Series, less the value of the liabilities of TCFI assumed, determined as hereafter provided in this Section 4.

                 (a) The net asset value of TCFI will be computed as of the Valuation Time, using the valuation procedures set forth in the current prospectus of TCFI.

                 (b) The net asset value of each of the Acquiring Series Shares will be determined to the nearest full cent as of the Valuation Time, and shall be set at the net asset value per share of TCFI as of the Valuation Time.

                 (c) The Valuation Time shall be 4:00 P.M., Eastern Standard Time, on March 30, 1996, or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

                 (d) The Acquiring Series shall issue its Acquiring Series Shares to TCFI on one share deposit receipt registered in the name of TCFI. TCFI shall distribute in liquidation the Acquiring Series Shares received by it hereunder pro rata to its shareholders by redelivering such share deposit receipt to TCG's transfer agent, which will as soon as practicable set up open accounts for each TCFI shareholder in accordance with written instructions furnished by TCFI.

                 (e) The Acquiring Series shall assume all liabilities of TCFI, whether accrued or contingent, described in subsection 1(c) hereof in connection with the acquisition of assets and subsequent dissolution of TCFI or otherwise, except that recourse for assumed liabilities relating to TCFI will be limited to the Acquiring Series.

5.       EXPENSES, FEES, ETC.

                 (a) Subject to the further provisions of this Section 5, TOC shall be responsible for the fees and expenses of the Reorganization. The Acquiring Series will be responsible for its organization costs. TCFI will be responsible for proxy solicitation and other costs associated with its annual meeting (or special meeting in lieu thereof) to the extent such costs are comparable to those incurred for annual meetings in recent prior years. TOC has undertaken to absorb all other costs of the Reorganization.

                 (b) In the event the transactions contemplated by this Agreement are not consummated by reason of TCFI's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to TCFI's obligations referred to in Section 7(a) or Section 9), TCFI shall pay directly all reasonable fees and expenses incurred by TCG in connection with such transactions, including, without limitation, legal, accounting and filing fees.

                 (c) In the event the transactions contemplated by this Agreement are not consummated by reason of TCG's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to TCG's obligations referred to in Section 7(a) or Section 8), TCG shall pay directly all of the reasonable fees and expenses incurred by TCFI in connection with such transactions, including, without limitation, legal, accounting and filing fees.

                 (d) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including, without limitation, consequential damages, except as specifically set forth above.

6. EXCHANGE DATE. Delivery of the assets of TCFI to be transferred, assumption of the liabilities of TCFI to be assumed, and the delivery of Acquiring Series Shares to be issued shall be made at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio at 9:00 A.M. on March 31, 1996, or at such other time and date agreed to by TCG and TCFI, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."


7.       SPECIAL MEETING OF SHAREHOLDERS; DISSOLUTION.

                 (a) TCFI agrees to call a special meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of the assets of TCFI to and the assumption of all of the liabilities of TCFI by the Acquiring Series as herein provided, authorizing and approving this Agreement, and authorizing and approving the liquidation and dissolution of TCFI, and it shall be a condition to the obligations of each of the parties hereto that the holders of common shares, without par value, of TCFI shall have approved this Agreement, and the transactions contemplated herein, including the liquidation and dissolution of TCFI, in the manner required by law and TCFI's Articles of Incorporation at such a meeting on or before the Valuation Time.

                 (b) TCFI agrees that the liquidation and dissolution of TCFI will be effected in the manner provided in TCFI's Articles of Incorporation and in accordance with applicable law, and that it will not make any distributions of any Acquiring Series Shares to the shareholders of TCFI without first paying or adequately providing for the payment of all of TCFI's known debts, obligations and liabilities.

                 (c) Each of TCG and TCFI will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement, including the Prospectus and the Proxy Statement.

8. CONDITIONS TO TCG'S OBLIGATIONS. The obligations of TCG and the Acquiring Series hereunder shall be subject to the following conditions:

                 (a) That this Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of TCFI, shall have been approved by the directors and shareholders of TCFI in the manner required by law.

                 (b) TCFI shall have furnished to TCG a statement of TCFI's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on TCFI's behalf by its President (or any Vice President) and Treasurer (or other financial officer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of TCFI since September 30, 1995, other than changes in the Investments since that date or changes in the market value of the Investments, or changes due to net redemptions of shares of TCFI, dividends paid or losses from operations.

                 (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of TCFI made in this Agreement are true and correct in all material respects as if made at and as of such dates, TCFI has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to each of such dates, and TCFI shall have furnished to TCG a statement, dated the Exchange Date, signed by TCFI's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

                 (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

                 (e) TCG shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that (i) TCFI is a corporation validly existing under the laws of the State of Ohio, and is, to the knowledge of such counsel, qualified to do business as a foreign corporation in each jurisdiction where the ownership of its property and the conduct of its business require qualification, (ii) this Agreement has been duly authorized, executed and delivered by TCFI and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act and assuming due authorization, execution and delivery of this Agreement by TCG, is a valid and binding obligation of TCFI, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iii) TCFI has power to sell, assign, convey, transfer and deliver the Investments and other assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, TCFI will have duly sold, assigned, conveyed, transferred and delivered such Investments and other assets to TCG, (iv) the execution and delivery of this Agreement did not and the consummation of the transactions contemplated hereby will not, violate TCFI's Articles of Incorporation or its Code of Regulations, as amended, or any provision of any agreement known to such counsel to which TCFI is a party or by which it is bound, it being understood that with respect to any investment restrictions as contained in TCFI's Articles of Incorporation or Code of Regulations, or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of TCFI, whose responsibility it is to advise TCFI with respect to such matters and (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by TCFI of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act. In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, TCFI, and certain of its shareholders.

                 (f) TCG shall have received an opinion of Baker & Hostetler, addressed to TCG, the Acquiring Series and TCFI, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that for Federal income tax purposes (i) the transfer of all or substantially all of TCFI's assets in exchange for the Acquiring Series Shares and the assumption by the Acquiring Series of liabilities of TCFI will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and each of the Acquiring Series and TCFI is a "party to a reorganization" within the meaning of
         Section 368(b) of the Code; (ii) no gain or loss will be recognized by TCFI upon the transfer of the assets of the Acquiring Series in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of TCFI or upon the distribution of Acquiring Series Shares by TCFI to its shareholders in liquidation;
         (iii) no gain or loss will be recognized by the shareholders of TCFI upon the exchange of their shares for Acquiring Series Shares, (iv) the basis of the Acquiring Series Shares a TCFI shareholder receives in connection with the Reorganization will be the same as the basis of his or her shares exchanged therefor; (v) a TCFI shareholder's holding period for his or her Acquiring Series Shares will be determined by including the period for which he or she held TCFI shares exchanged therefor, provided that he or she held such shares as capital assets;
         (vi) no gain or loss will be recognized by the Acquiring Series upon the receipt of the assets of TCFI in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of TCFI; (vii) the basis in the hands of the Acquiring Series the assets of TCFI transferred to the Acquiring Series will be the same as the basis of the assets in the hands of TCFI immediately prior to the transfer; and (viii) the Acquiring Series' holding periods of the assets of TCFI will include the period for which such assets were held by TCFI. In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, TCFI, and certain of its shareholders.

                 (g) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of TCG, contemplated by the Commission or any state regulatory authority.

                 (h) All necessary proceedings taken by TCFI in connection with the transactions contemplated by this Agreement and all documents incidental thereto reasonably shall be satisfactory in form and substance to TCG and Baker & Hostetler.

                 (i) Prior to the Exchange Date, TCFI shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income for its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (computed without regard to any deduction for dividends paid), and all of its net capital gain realized in its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (after reduction for any capital loss carryover).

                 (j) TCFI shall have furnished to TCG a certificate, signed by the President (or any Vice President) and the Treasurer (or other financial officer) of TCFI, as to the tax cost to TCG of the securities delivered to TCG pursuant to this Agreement, together with any such evidence as to such tax cost as TCG reasonably may request.

                 (k) TCFI's custodian shall have delivered to TCG a certificate identifying all of the assets of TCFI held by such custodian as of the Valuation Time.

                 (l) TCFI's transfer agent shall have provided to TCG (i) the originals or true copies of all of the records of TCFI in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of TCFI outstanding as of the Valuation Time and (iii) the name and address of each holder of record of any such shares of TCFI and the number of shares held of record by each such shareholder.

                 (m) TCFI shall have duly executed and delivered to TCG a bill of sale, assignment, certificate and other instruments of transfer ("Transfer Documents") as TCG may deem necessary or desirable to transfer all of TCFI's entire right, title and interest in and to the Investments and all other assets of TCFI to the Acquiring Series.

                 (n) TCG and TCFI shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and TCFI, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

9. CONDITIONS OF TCFI'S OBLIGATIONS. The obligations of TCFI hereunder shall be subject to the following conditions:

                 (a) This Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of TCFI, shall have been approved by the directors and shareholders of TCFI in the manner required by law.

                 (b) TCG shall have executed and delivered to TCFI an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Series will assume all of the liabilities, expenses, costs, charges and reserves of TCFI, contingent or otherwise, including liabilities existing at the Valuation Time and described in Section 1(c) hereof in connection with the transactions contemplated by this Agreement.

                 (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of TCG made in this Agreement are true and correct in all material respects as if made at and as of such dates, TCG and the Acquiring Series have complied with all of the agreements and satisfied all of the conditions on their part to be performed or satisfied at or prior to each of such dates, and TCG shall have furnished to TCFI a statement, dated the Exchange Date, signed by TCG's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

                 (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

                 (e) TCFI shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to TCFI and dated the Exchange Date, to the effect that (i) TCG is a business trust validly existing under the laws of the State of Ohio and is, to the knowledge of such counsel, qualified to do business in each jurisdiction where the ownership of its property and the conduct of its business requires qualification, (ii) the Acquiring Series Shares to be delivered to TCFI as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by TCG and no shareholder of TCG has any preemptive right to subscription or purchase in respect thereof, (iii) this Agreement has been duly authorized, executed and delivered by TCG and assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act, and assuming due authorization, execution and delivery of this Agreement by TCFI, is a valid and binding obligation of TCG, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate TCG's Declaration of Trust or its By-Laws or any provision of any agreement known to such counsel to which TCG or the Acquiring Series is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in TCG's Declaration of Trust, By-Laws or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of TCG whose responsibility it is to advise TCG with respect to such matters, (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated herein, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from TCFI, TCG and certain of its shareholders.

                 (f) TCFI shall have received an opinion of Baker & Hostetler addressed to TCFI, TCG and the Acquiring Series and in a form reasonably satisfactory to TCFI dated the Exchange Date, with respect to the matters specified in Section 8(f) of this Agreement. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from TCFI, TCG and certain of its shareholders.

                 (g) All necessary proceedings taken by TCG in connection with the transactions contemplated by this Agreement and all documents, incidental thereto reasonably shall be satisfactory in form and substance to TCFI and Baker & Hostetler.

                 (h) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of TCFI, contemplated by the Commission or any state regulatory authority.

                 (i) TCG and TCFI shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and TCFI, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

10. TERMINATION. TCG and TCFI may, by mutual consent of their respective trustees or directors, terminate this Agreement, and TCG or TCFI, after consultation with counsel and by consent of their respective trustees or directors or an officer authorized by such trustees or directors, may, subject to Section 11 of this Agreement, waive any condition to their respective obligations hereunder.

11. SOLE AGREEMENT; GOVERNING LAW; AMENDMENTS. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter and shall be construed in accordance with and governed by the laws of the State of Ohio.

         This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officer of TCG and TCFI; provided, however, that following the meeting of TCFI's shareholders called by TCFI pursuant to Section 7 of this Agreement, no such amendment may have the effect of altering or changing the amount or kind of shares received by TCFI, or altering or changing to any material extent the amount or kind of liabilities assumed by TCG and the Acquiring Series, or altering or changing any other terms and conditions of the Reorganization if any of the alterations or changes, alone or in the aggregate, would materially adversely affect TCFI's shareholders without their further approval.


         This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.


                                            THE CARDINAL GROUP


                                            By   /s/ Frank W. Siegel
                                               -------------------------------
                                                    Frank W. Siegel, President

                                            THE CARDINAL FUND INC.


                                            By  /s/ Frank W. Siegel
                                               -------------------------------
                                                    Frank W. Siegel, President

                            CROSS-REFERENCE SHEET


FORM N-14 ITEM        CAPTION IN COMBINED PROSPECTUS/PROXY STATEMENT
--------------        ----------------------------------------------
     1                Cross-Reference Sheet; Front Cover

     2                TABLE OF CONTENTS

     3                APPROVAL OF THE PLAN -- Summary and -- Special
                      Considerations And Risk Factors

     4                APPROVAL OF THE PLAN -- The Proposed Transaction, --
                      Additional Comparative Information

     5                APPROVAL OF THE PLAN -- Comparison Of Investment
                      Objectives, Policies And Restrictions and --
                      Additional Comparative Information; MISCELLANEOUS --
                      Additional Information and -- Documents Incorporated by
                      Reference

     6                APPROVAL OF THE PLAN -- Comparison Of Investment
                      Objectives, Policies And Restrictions and --
                      Additional Comparative Information; MISCELLANEOUS --
                      Additional Information and -- Documents Incorporated by
                      Reference

     7                Front Cover; APPROVAL OF THE PLAN -- Summary, --
                      Approval and Consummation of the Proposed
                      Transaction, -- The Proposed Transaction; and
                      MISCELLANEOUS -- Solicitation of Proxies and Payment of
                      Expenses and -- Substantial Shareholders

     8                Not Applicable

     9                Not Applicable



                                 [Letterhead]


                                                        January ____, 1996

Dear Cardinal Government Obligations Fund Shareholder:

The Board of Trustees of Cardinal Government Obligations Fund (the "Trust") recently reviewed and unanimously approved a proposal to reorganize the Trust with and into a newly created series of The Cardinal Group (the "Group"). This proposed reorganization is described in the accompanying Combined Prospectus/Proxy Statement and will be addressed at the Annual Meeting of Shareholders on February 23, 1996.

The primary purpose of the proposed reorganization is to achieve certain economies of scale by having the Trust become an additional series of the Group rather than operate as a separate stand-alone investment company. By operating more efficiently, we expect to realize cost savings through the elimination of certain Annual Meeting expenses, a reduction of printing and mailing expenditures, the lowering of regulatory filing expenses and the reduction of professional fees. The Board determined that such a reorganization is in the best interest of the Trust.

If the Agreement and Plan of Reorganization and Liquidation is approved, you will receive shares of the newly created series of the Group, also known as Cardinal Government Obligations Fund, in exchange for your shares of the Trust. Shares received in this distribution will be equal in value at the time of reorganization to your shares in the Trust. There will be no adverse federal income tax consequences associated with this distribution.

As a result of the reorganization, many features of the new series will be the same as those of the Trust. For instance, the securities in the underlying portfolio will remain the same. Purchase and redemption procedures will not change. Slight differences in investment policies and restrictions are proposed but are not expected to increase the level of risk associated with your investment.

Operating expenses for the new series shares are expected to be higher than those of the Trust due to the addition of a Rule 12b-1 Plan. This increase will enable us to remain competitive in today's mutual fund marketplace by investing in the people and resources necessary to continue providing a high level of service. Although operating expenses will be greater, the proposed level places your investment company within the norms of its industry peer group.

Please read the accompanying materials carefully. For more details regarding the proposed reorganization, direct any questions you may have to the Treasurer of the Trust, Mr.

James Schrack, at (800) 282-9446. IT IS VERY IMPORTANT THAT
YOU COMPLETE AND RETURN THE PROXY CARD.

Thank you for your support and investment in Cardinal Government Obligations
Fund.

Sincerely,



Frank W. Siegel, CFA
President
Cardinal Government Obligations Fund

                     CARDINAL GOVERNMENT OBLIGATIONS FUND
                            155 EAST BROAD STREET
                            COLUMBUS, OHIO  43215
                          TELEPHONE: (800) 282-9446

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                       TO BE HELD ON FEBRUARY 23, 1996

To The Shareholders Of Cardinal
Government Obligations Fund:

  Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Cardinal Government Obligations Fund (the "Trust") will be held on Friday, February 23, 1996, at 10:00 A.M. (Eastern Time) concurrently with annual or special in lieu of annual meetings of three other funds of the Cardinal family of funds, at the offices of the Trust, 155 East Broad Street, Columbus, Ohio 43215. The Meeting is being called for the following purposes:

  (1) To elect ten trustees of the Trust to hold office for the ensuing year and until their successors are elected and qualified;

  (2) To ratify the selection of KPMG Peat Marwick LLP, independent certified public accountants, as auditors to be employed by the Trust for the fiscal year ending September 30, 1996;

  (3) To approve an Agreement and Plan of Reorganization and Liquidation (the "Plan") for the Trust, and the transactions contemplated thereby, which includes (a) the transfer of all of the assets of the Trust to Cardinal Government Obligations Fund (the "Acquiring Fund") of The Cardinal Group (the "Group"), in exchange for shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the Trust; and (b) the distribution to shareholders of the Trust of shares of the Acquiring Fund so received in complete liquidation of the Trust; and

  (4) To transact such other business as may properly come before the Meeting, or any adjournment(s) thereof, including any adjournment(s) necessary to obtain requisite quorums and/or approvals.

  The Board of Trustees of the Trust has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders of the Trust entitled to receive notice of and to vote at the Meeting or any adjournments thereof. The enclosed Combined Prospectus/Proxy Statement contains further information regarding the Meeting and the proposals to be considered. The enclosed Proxy Card is intended to permit you to vote even if you do not attend the Meeting in person.

  IN ORDER TO HAVE A QUORUM FOR ACTION AT THE MEETING, THE HOLDERS OF AT LEAST A MAJORITY OF THE TRUST'S SHARES OUTSTANDING AND ENTITLED TO VOTE MUST BE PRESENT IN PERSON OR BY PROXY. THEREFORE, YOUR PROXY IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SIGNED BUT UNMARKED PROXY CARDS WILL BE COUNTED IN DETERMINING WHETHER A QUORUM IS PRESENT AND WILL BE VOTED IN FAVOR OF THE PROPOSALS.

                                           By Order of the Board of Trustees


                                           Karen J. Hipsher, Secretary

January __, 1996



                 YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS
                    OF THE NUMBER OF SHARES THAT YOU OWN.
                   PLEASE MARK, SIGN, DATE AND RETURN YOUR
                           PROXY CARD IMMEDIATELY.

                     COMBINED PROSPECTUS/PROXY STATEMENT
                               January __, 1996


Cardinal Government Obligations                 Cardinal Government Obligations
Fund, a series of The Cardinal                    Fund
  Group                                         155 East Broad Street
155 East Broad Street                           Columbus, Ohio  43215
Columbus, Ohio 43215                            Telephone: (800) 282-9446
Telephone: (800) 282-9446

  This Combined Prospectus/Proxy Statement is being furnished to shareholders of Cardinal Government Obligations Fund, an Ohio business trust (the "Trust"), in connection with the solicitation of proxies by the Board of Trustees of the Trust to be used at the Annual Meeting of Shareholders of the Trust (the "Meeting"), to be held at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215, on Friday, February 23, 1996, beginning at 10:00 A.M. (Eastern Time).

  In addition to the customary annual election of Trustees and ratification of the selection of independent accountants, the Trustees of the Trust are seeking your approval of an Agreement and Plan of Reorganization and Liquidation (the "Plan"), which contemplates that Cardinal Government Obligations Fund (the "Acquiring Fund"), a series or portfolio of The Cardinal Group (the "Group"), will acquire all of the assets of and will assume all of the liabilities of the Trust in exchange for shares of the Acquiring Fund.

  Following such exchange, the shares of the Acquiring Fund received by the Trust will be distributed to the Trust's shareholders and the Trust will be liquidated and dissolved. This exchange and distribution transaction is sometimes referred to herein as the "Reorganization."

  This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor, including shareholders of the Trust, should know before investing. Additional information about the Reorganization and the Acquiring Fund is contained in a separate Statement of Additional Information which has been filed with the Securities and Exchange Commission (the "Commission") and is available upon request without charge by calling the Group at (800) 282-9446 or writing to the Group at the address set forth above. The Statement of Additional Information bears the same date as this Combined Prospectus/Proxy Statement and is incorporated by reference herein.

  THE SHARES OF THE ACQUIRING FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR ARE SUCH SHARES FEDERALLY INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. AN INVESTMENT IN THE ACQUIRING FUND

 INVOLVES CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

  Upon completion of the Reorganization, you will receive full and fractional shares of the Acquiring Fund equal in value when issued to the shares of the Trust owned by you immediately prior to the Reorganization. No commissions or sales loads will be charged in connection with the Reorganization and there will be no adverse federal income tax consequences. You should separately consider any other tax consequences in consultation with your tax advisers.

  As discussed in detail herein, the investment objectives and strategy of the Acquiring Fund are substantially identical to those of the Trust. There are some differences between investment policies and restrictions, as well as differences in fee levels and in voting rights, which are described in detail below. The Prospectus of the Acquiring Fund relating to its shares, dated January __, 1996, is incorporated by reference into this Combined Prospectus/Proxy Statement and accompanies this Combined Prospectus/Proxy Statement.

  The Trust's Prospectus dated February 1, 1995, as supplemented December 11, 1995, contains additional information about the Trust, has been filed with the Commission, is incorporated by reference herein and is available without charge by writing the Trust at 155 East Broad Street, Columbus, Ohio 43215, or by calling the Trust at (800) 282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of the request.

                              TABLE OF CONTENTS
                                                                            Page
                                                                            ----
GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

ELECTION OF TRUSTEES -- ISSUE 1 . . . . . . . . . . . . . . . . . . . . . .    5

  Compensation Table  . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
  Other Executive Officers  . . . . . . . . . . . . . . . . . . . . . . . .    9

RATIFICATION OF SELECTION OF INDEPENDENT
  ACCOUNTANTS - ISSUE 2 . . . . . . . . . . . . . . . . . . . . . . . . . .    9

APPROVAL OF THE PLAN - ISSUE 3  . . . . . . . . . . . . . . . . . . . . . .   10

  Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
  Special Considerations and Risk Factors . . . . . . . . . . . . . . . . .   15
  The Proposed Transaction  . . . . . . . . . . . . . . . . . . . . . . . .   21
  Comparison of Investment Objectives, Policies and Restrictions  . . . . .   26
Investment Restrictions . . . . . . . . . . . . . . . . . . . . . . . . . .   27
  Additional Comparative Information . . . . . . . . . . . . . . . . . . . .  30
  Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

EXHIBIT A -- AGREEMENT AND PLAN OF REORGANIZATION
  AND LIQUIDATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1

                                   GENERAL

  This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees of the Trust to be used in connection with the Meeting to be held on Friday, February 23, 1996.

  The management knows of no business which will be presented for consideration other than that mentioned in Issues 1, 2 and 3 of the Notice of Annual Meeting of Shareholders. If any other matters are properly presented at the Meeting or any adjournment(s) thereof, it is the intention of the persons named therein to vote the proxies in accordance with their judgment on such matters.

  The Board of Trustees has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting (the "Record Date"). On the Record Date there were ________ shares of beneficial interest, without par value ("Shares"), of the Trust outstanding and entitled to vote. Each of the Shares is entitled to one vote. Shareholders of fractional Shares will be entitled to a vote of such fraction. Shareholders holding a majority of the Shares of the Trust entitled to vote at the Meeting will be deemed to constitute a quorum for the transaction of business at the Meeting.

  The expenses for preparation, printing and mailing of the enclosed proxy, accompanying notice and Combined Prospectus/Proxy Statement, or any re-solicitation of the foregoing, will be paid in part by the Trust and in part by The Ohio Company.

  Only shareholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Meeting. Shares represented by management proxies, unless previously revoked, will be voted at the Meeting in accordance with the instructions of the shareholders. If no instructions are given, the proxies will be voted in favor of the proposals. To revoke a management proxy, the shareholder giving such proxy must either submit to the Trust a subsequently dated proxy, deliver to the Trust a written notice of revocation or otherwise give notice of revocation in open meeting, in all cases prior to the exercise of the authority granted in the management proxy.

  In the event that sufficient votes are not received by the Meeting date, a person named as proxy may propose one or more adjournments of the Meeting for a period or periods of not more than 45 days in the aggregate to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the Trust's shares present at the Meeting in person or by proxy. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposals and will vote against any such adjournment those proxies required to be voted against the proposals.

  The mailing address of the principal executive offices of the Trust is 155 East Broad Street, Columbus, Ohio 43215. The approximate date on which this Combined Prospectus/Proxy Statement and form of proxy are first sent to shareholders is January ___, 1996.

  As of the Record Date, the Acquiring Fund had no shares outstanding. The Acquiring Fund does not have and will not have until the effective date of the Reorganization, any assets or liabilities nor will it have commenced operations.

  Any proxy which is properly executed and received in time to be voted at the Meeting will be counted in determining whether a quorum is present and will be voted in accordance with the instructions marked thereon. Abstentions and "broker non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote) will be counted for purposes of determining whether a quorum is present. For purposes of determining whether a proposal has been approved, abstentions and broker non-votes will have the effect of a vote against the proposal in those instances where the 1940 Act requires a certain percentage of all votes outstanding or of the votes constituting the quorum, but are not treated as either "against votes" or "for votes" in any other matter except as otherwise provided by law.

                       ELECTION OF TRUSTEES -- ISSUE 1

  It is the present intention that the enclosed proxy will be used for the purposes of voting in favor of the election of each of the following ten nominees as a trustee to hold office until the next annual meeting and until his successor is elected and qualified. Except for Mr. Allen, each of the nominees is a member of the present Board of Trustees of the Trust and has been elected by shareholder vote. Pursuant to Rule 14a- 4(d) under the Securities Exchange Act of 1934, each nominee has consented to be named in this Combined Prospectus/Proxy Statement and to serve if elected. It is not expected that any of the nominees will decline or become unavailable for election, but in case this should happen, the discretionary power given in the proxy may be used to vote for a substitute nominee or nominees.

             Name, Age, Position with the Trust                                                Shares of Trust
                Principal Occupation(a)                                    A Trustee  of     Beneficially Owned   % of Class at
Directorships with Other Publicly Held Companies(b)                       the Trust Since          as of 1/8/96        1/8/96
---------------------------------------------------                       ---------------     ------------------  -------------
H. KEITH ALLEN -- Age 54 -- Chairman(c) and Trustee(d)(f)*                     1995                 ______            ______ %
Chief Operating Officer, Secretary, Treasurer and a Director of The
Ohio Company (investment banking).

FRANK W. SIEGEL -- Age 43 -- President(c) and Trustee(d)(f)*                   1995                 ______            ______
Chartered Financial Analyst and Senior Vice President of The Ohio
Company (investment banking); formerly Vice President of Keystone
Group (mutual fund management/administration); formerly Senior Vice
President of Trust Advisory Group (mutual fund consulting).

GORDON B. CARSON -- Age 84 -- Trustee(f)                                       1985                 ______            ______
Principal, Whitfield Robert Associates (construction consulting firm).

JOHN B. GERLACH, JR. -- Age 41 -- Trustee(e)                                   1993                 ______            ______
President and a Director of Lancaster Colony Corporation (diversified consumer products) since 1994; formerly Executive Vice President, Secretary and a Director of Lancaster Colony.

MICHAEL J. KNILANS -- Age 68 -- Trustee(f)                                     1989                 ______            ______
From November, 1989 to August, 1995, member, Workers' Compensation Board
(Ohio Bureau of Workers Compensation) and Chairman from 1992 through August,
1995; a Director of Eagle Food Centers, Inc. (supermarket company).

JAMES I. LUCK -- Age 50 -- Trustee  President of The Columbus Foundation       1989                 ______            ______
(philanthropic public foundation).

DAVID L. NELSON -- Age 65 -- Trustee(d)(e)                                     1985                 ______            ______
Since October, 1995, Chairman of the Board of Directors of Herman Miller,
Inc. (furniture manufacturer); former Vice President, Customer Support,
Americas Region, and Vice President, Customer Satisfaction, Industry Segment,
of Asea Brown Boveri, Inc. (designer and manufacturer of process automation systems for basic industries).

C. A. PETERSON -- Age 69 -- Trustee*                                           1985                 ______            ______
Chartered Financial Analyst and former Senior Executive Vice President and a Director of The Ohio Company (investment banking).

LAWRENCE H. ROGERS II -- Age 74 -- Trustee                                     1985                 ______            ______
Self-employed author; former Vice Chairman of Motor Sports Enterprises, Inc.;
also a Director of Cincinnati Life Insurance Company and Cincinnati
Financial Corporation.

             Name, Age, Position with the Trust                                                Shares of Trust
                Principal Occupation(a)                                     A Trustee of      Beneficially Owned   % of Class at
Directorships with Other Publicly Held Companies(b)                        the Trust Since       as of 1/8/96         1/8/96
---------------------------------------------------                        ---------------    ------------------   -------------
JOSEPH H. STEGMAYER -- Age 44 -- Trustee(d)(e)                                 1986               ______               ______
President and a Director of Clayton Homes, Inc. (manufactured homes); former
Vice President, Treasurer, Chief Financial Officer and a Director of
Worthington Industries, Inc. (specialty steel and plastics manufacturer).

All Trustees and Officers of the Trust as a group (including __ persons).                         ______               ______

_____________________
(a) Unless otherwise noted, Principal Occupation reflects principal responsibility of each individual during the past five years.
(b) All nominees also serve as Trustees of Cardinal Government Securities Trust, Cardinal Tax Exempt Money Trust and The Cardinal Group, and as Directors of The Cardinal Fund Inc.
(c) Mr. Allen has been an officer of the Trust since July, 1995. Mr. Siegel has been an officer of the Trust since October 1994.
(d)  Member of the Nominating Committee.
(e)  Member of the Audit Committee.
(f)  Member of the Executive Committee.

* Messrs. Allen, Siegel and Peterson are considered "interested persons" of the Trust and CMC, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act").

  The Trust has an Audit Committee comprised of the above designated Trustees. During the fiscal year ended September 30, 1995, the Audit Committee held two meetings. The function of such Committee includes such specific matters as recommending independent auditors to the Board of Trustees, reviewing audit plans and results of audits, and considering other related matters deemed appropriate by the Board of Trustees.

  The Trust has a Nominating Committee which is comprised of the above designated Trustees. During the fiscal year ended September 30, 1995, the Nominating Committee held no meetings. The Committee's function includes selecting and recommending to the full Board of Trustees nominees for election as Trustees of the Trust. The Committee has been able to identify from its own resources an ample number of qualified candidates, but will consider shareholder suggestions of persons to be considered as nominees to fill future vacancies on the Board. Such suggestion must be sent in writing to the Nominating Committee of the Trust, c/o the Trust's Secretary. Suggestions must be received by the Trust's Secretary before the end of the Trust's fiscal year to be eligible for consideration for nomination at or before the next annual meeting of shareholders.

  During the fiscal year ended September 30, 1995, the Trust's Board of Trustees held four meetings.

  A plurality of the Shares voted at the Meeting on the election of trustees is required for the election of trustees.

  The following table sets forth information regarding all compensation paid by the Trust to its Trustees for their services as trustees during the fiscal year ended September 30, 1995. The Trust has no pension or retirement plans.

COMPENSATION TABLE

Name and Position                                 Aggregate Compensation            Total Compensation From the
With the Trust*                                   From the Trust                    Trust and the Fund Complex**
---------------                                   ----------------------            ----------------------------
H. Keith Allen                                      $0                                $0
Chairman, Trustee and Member of Executive and
Nominating Committees

Gordon B. Carson                                    $2,400                            $12,000
Trustee and Member of Executive Committee

John B. Gerlach                                    $2,600                            $13,000
Trustee and Member of Audit Committee

Michael J. Knilans                                 $2,400                            $12,000
Trustee and Member of Executive Committee

James I. Luck                                      $2,400                            $12,000
Trustee

David L. Nelson                                    $2,600                            $13,000
Trustee and Member of Audit and
Nominating Committees

C.A. Peterson                                      $2,400                            $12,000
Trustee

Lawrence H. Rogers, II                             $2,400                            $12,000
Trustee

Frank W. Siegel                                        $0                                 $0
Trustee, President and Member of
Nominating and Executive Committees

Joseph H. Stegmayer                                $2,000                            $10,000
Trustee and Member of Audit and
Nominating Committees

[FN]
_______
  *During the fiscal year, John L. Schlater, a former officer of The Ohio Company and CMC, and John R. Carle, the portfolio manager of the Trust, each had served as trustees of the Trust but no longer do so as of the date hereof. Neither Mr. Schlater nor Mr. Carle received any compensation from the Trust or the Fund Complex.

  **For purposes of this Table, Fund Complex means one or more mutual funds, including the Trust, which have a common investment adviser or affiliated investment advisers or which hold themselves out to the public as being related.

OTHER EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the other executive officers of the Trust:

Name (Position with                         Principal      An Officer of the
      Trust)                Age           Occupation(1)       Trust Since
-------------------       -------         -------------    -----------------
James M. Schrack II         37           Vice President          1985
    (Treasurer)                            The Ohio Company

David C. Will               54           Vice President          1993
(Vice President)                           The Ohio Company

Karen J. Hipsher            50           Employee                1994
  (Secretary)                              The Ohio Company

______________
(1) Principal occupation reflects the principal responsibility of each individual during the past five years.

  Officers of the Trust are elected for terms of one year and until their respective successors are chosen and qualified, subject to removal from office at any time by a vote of the majority of the Board of Trustees.

  None of the officers of the Trust receives compensation from the Trust. The Trust has no employees.

        RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS - ISSUE 2

  The Board of Trustees of the Trust, including a majority of the Board of Trustees who are not "interested persons," on November 13, 1995, approved the selection of KPMG Peat Marwick LLP as the independent certified public accountants of the Trust. Unless instructed in the Proxy to the contrary, the persons named therein intend to vote in favor of the ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants of the Trust to serve for the fiscal year ending September 30, 1996.

  A representative of KPMG Peat Marwick LLP will be present at the Meeting with an opportunity to make a statement if he desires to do so and to respond to appropriate questions.

  A majority of the Shares voted at the Meeting is required to ratify the Board of Trustees' selection of KPMG Peat Marwick LLP as independent accountants for the Trust.

                        APPROVAL OF THE PLAN - ISSUE 3
SUMMARY

  This Summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, the accompanying Prospectus of the Acquiring Fund dated January __, 1996, the Prospectus of the Trust dated February 1, 1995, as supplemented December 11, 1995, and the accompanying Annual Report to Shareholders of the Trust for the year ended September 30, 1995.

  PROPOSED REORGANIZATION. The Plan provides for the transfer of all of the assets of the Trust to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Group on behalf of the Acquiring Fund of all of the liabilities of the Trust. The Plan also calls for the distribution of shares of the Acquiring Fund to the Trust's shareholders in complete liquidation of the Trust. (The foregoing proposed transactions are referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Trust will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholder's Shares of the Trust as of the close of business on the day preceding the date that the Trust's assets are exchanged for shares of the Acquiring Fund. Proposals for similar reorganizations into series of the Group are simultaneously being made to shareholders of The Cardinal Fund Inc., Cardinal Government Securities Trust and Cardinal Tax Exempt Money Trust, the other funds of the Cardinal family of funds.

  For the reasons set forth below under "THE PROPOSED TRANSACTION -- REASONS FOR THE REORGANIZATION," the Board of Trustees of the Trust, including the Trustees of the Trust (the "Independent Trustees") who are not "interested persons" as that term is defined in the 1940 Act, at a special meeting held on November 13, 1995, unanimously concluded that the Reorganization will be in the best interests of the Trust and its shareholders and that the interests of the Trust's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Trust's shareholders. The Board of Trustees of the Group has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

  Approval of the Reorganization will require the affirmative vote of the lesser of (a) 67% or more of the Shares of the Trust outstanding and represented or present at the Meeting and (b) more than 50% of the total outstanding Shares of the Trust. See "APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION" below.

  COMPARATIVE EXPENSE INFORMATION. The purpose of the following tables is to assist shareholders of the Trust in understanding the costs and expenses that a shareholder in the Acquiring Fund would bear directly or indirectly. The shareholder transaction expenses for the Acquiring Fund are estimated for the fiscal period following the Reorganization and ending September 30, 1996, and reflect the proposed Rule 12b-1 fee waiver. The expenses of the Trust are based upon the fiscal year ended September 30, 1995.

                                   ACQUIRING                  ACQUIRING FUND ON
SHAREHOLDER TRANSACTION EXPENSES      FUND         TRUST      A PRO FORMA BASIS*
--------------------------------   ----------      -----      ------------------
Sales Charge (as a percentage of     4.50%          4.50%          4.50%
  offering price)

Annual Fund Expenses (as a percentage
  of average net assets)

     Investment Advisory Fees         .50%           .50%           .50%

     Rule 12b-1 Fees                    0(1)           0              0(1)

     Other Expenses                   .24(2)         .26            .24
                                     ----           ----           ----

     Total Fund Operating Expenses    .74%(1)        .76%           .74%(1)
                                     ====           ====           ====

________________

1 The Ohio Company has agreed with the Group to waive all of its Rule 12b-1 fees for the period following the Reorganization and ending September 30, 1996. Absent such fee waiver, 12b-1 Fees and Total Fund Operating Expenses for the Acquiring Fund are estimated to be 0.25% and 0.99%, respectively.

2 "Other Expenses" are based upon estimated amounts for the current fiscal year.

* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.
Example

You would pay the following
expenses on a $1,000
investment, assuming (1) 5%
annual return and (2)
redemption at the end of each
period:


                          ACQUIRING                        ACQUIRING FUND ON
                           FUND(1)            TRUST        A PRO FORMA BASIS*(1)
                          ---------           -----        ---------------------
One Year                     $52              $ 52                $ 52

Three Years                   $68             $ 68                $ 68

Five Years                    N/A             $ 85                $ 84

Ten Years                     N/A             $135                $133

______________
* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.

1 Absent The Ohio Company's Rule 12b-1 fee waiver described above, expenses for the Acquiring Fund would be $55 and $75 for One Year and Three Years, respectively, and expenses for the Acquiring Fund on a pro forma basis would be $55, $75, $97, and $161 for One Year, Three Years, Five Years and Ten Years, respectively.

  FEDERAL INCOME TAX CONSEQUENCES. Prior to completion of the Reorganization, the Trust will have received an opinion of counsel that, upon the consummation of the Reorganization and the transfer of the assets of the Trust, no gain or loss will be recognized by the Trust or its shareholders for federal income tax purposes. The holding period and aggregate tax basis for the Acquiring Fund shares that are received by a Trust shareholder will be the same as the holding period and aggregate tax basis of the Shares of the Trust previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Trust in the hands of the Acquiring Fund as a result of the Reorganization will be the same as the holding period and tax basis of the assets in the hands of the Trust immediately prior to the Reorganization.

  APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION. The Board of Trustees of the Trust, at a special meeting held on November 13, 1995, determined unanimously that the Reorganization is in the best interests of the Trust and that the interests of the existing shareholders of the Trust will not be diluted as a result of the Reorganization. Similarly, the Board of Trustees of the Group unanimously determined that the Reorganization is in the best interests of the Group and the Acquiring Fund. The proposed Reorganization of the Trust with and into the Acquiring Fund is part of a larger plan to reorganize each of the Trust, Cardinal Tax Exempt Money Trust, Cardinal Government Securities Trust and The Cardinal Fund Inc., each a separate stand-alone investment company, into a separate portfolio of the Group, and will allow the shareholders of the Trust to realize certain economies of scale as a result of becoming shareholders of a series investment company and thus having certain fixed fees spread over a larger pool of assets. In addition, the corporate structure of and the more uniform investment policies and restrictions of the Acquiring Fund will improve oversight of compliance obligations and overall management of the shareholders' investment since many of such policies and restrictions will be the same for all of the series or portfolios of the Group. The Acquiring Fund also is subject to the Rule 12b-1 Plan of the Group and therefore pays a 25 basis point (0.25%) fee on its average net assets which the Trust does not pay. The Trustees of the Trust and the Group, in approving the Reorganization, concluded that the payment of such Rule 12b-1 fees will improve the servicing of shareholder accounts by broker-dealers and is necessary to compete successfully through a broker-dealer distribution channel in today's marketplace when competing funds pay a similar or higher fee to such brokers. As a result, the Boards of the Trust and the Group found that the payment of such Rule 12b-1 fee will promote fund sales and discourage fund redemptions and that a larger fund will be able to spread its fixed costs over a wider base and to achieve better portfolio diversification. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION."

  To be approved, the Plan will require the affirmative vote of the lesser of
(a) 67% or more of the Shares of the Trust outstanding and represented or present at the Meeting and (b) more than 50% of the total outstanding Shares of the Trust. The Reorganization with respect to the Trust is not contingent on the approval of the Reorganization with respect to any of the other Cardinal funds. If the Trust's shareholders do not approve the proposed Reorganization, the Trust's Board of Trustees will consider what other alternatives would be in the shareholders' best interests. If the Plan is approved at the Meeting, the effective date of the Reorganization (the "Closing Date") is expected to be on or about March 31, 1996, subject, however, to the receipt by the Trust and the Group, if necessary, of an order of exemption from the Commission with respect to the Reorganization.

  INVESTMENT OBJECTIVES AND POLICIES. The Trust and the Acquiring Fund have the same investment objectives, and generally have the same investment policies and restrictions. Each of the Trust and the Acquiring Fund seek to maximize safety of capital and, consistent with such objective, earn the highest available current income obtainable from government securities. In order to achieve these objectives, under normal market conditions, each will invest substantially all, but in no event less than 65% of the value of its total assets, in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities ("U.S. Government Securities"). Each of the Trust and the Acquiring Fund may also invest, under normal market conditions, in certain fixed income instruments and in repurchase agreements, and may also engage in the options transactions. The Acquiring Fund, unlike the Trust, may also engage in future transactions. For a discussion of the differences between the investment policies and restrictions of the Acquiring Fund and the Trust, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS -- INVESTMENT RESTRICTIONS."

  FEES AND EXPENSES. Each of the Trust and the Acquiring Fund pay the following fees: to Cardinal Management Corp. ("CMC") an investment advisory and management fee computed daily and payable monthly at the annual rate of 0.50% of the value of its average daily net assets; and to CMC for transfer agency services an annual fee, paid monthly, at an annual rate of $21 per shareholder account plus out-of-pocket expenses. The Acquiring Fund also pays to CMC for fund accounting services a fee computed daily and paid periodically at an annual rate of .03% of its average daily net assets of $100 million or less and .01% of its average daily net assets in excess of $100 million.

  The Trust pays to CMC for fund accounting services a fee equal to $12,800 on net assets of up to $30 million, $25,000 for the next $20 million of net assets, $30,000 for the next $25 million of net assets, $35,000 for the next $50 million of net assets and $5,000 for each $50 million of net assets thereafter.

  Shares of each of the Trust and the Acquiring Fund are distributed by The Ohio Company, a registered broker-dealer and the sole shareholder of CMC. The Trust pays no distribution fees or expenses. The Acquiring Fund, however, has adopted a distribution plan (the "Rule 12b-1 Plan") pursuant to Rule 12b-1 of the 1940 Act which permits the Acquiring Fund to pay or reimburse The Ohio Company, as the Acquiring Fund's distributor, an amount paid periodically and calculated at an annual rate not to exceed 0.25% of the average daily net asset value of the Acquiring Fund. Such amount may be used by The Ohio Company to pay broker-dealers, banks and other institutions (a "Participating Organization") for distribution and/or shareholder service assistance pursuant to an agreement between The Ohio Company and the Participating Organization or for distribution assistance and/or shareholder service provided by The Ohio Company. Under the Plan, a Participating Organization may include The Ohio Company, its subsidiaries and affiliates.

  A sales charge is imposed upon the sale of both the Trust's and the Acquiring Fund's shares equal to 4.5% of the public offering price (4.71% of the net amount invested). Such sales charge is reduced on investments of $100,000 or more, as set forth in the following table:


                                 SALES CHARGE           AS A PERCENTAGE
                                      AS A             OF OFFERING PRICE
                                  PERCENTAGE        ------------------------
    AMOUNT OF                     OF THE NET         SALES         DEALER'S
SINGLE TRANSACTION             AMOUNT INVESTED      CHARGE        CONCESSION
------------------             ---------------      ------        ----------
Less than $100,000                   4.71%           4.50%           4.00%
$100,000 but less than $250,000      3.63            3.50            3.00
$250,000 but less than $500,000      2.56            2.50            2.00
$500,000 but less than $1,000,000    1.52            1.50            1.00
$1,000,000 or more                   0.50            0.50            0.40

  For each of the Trust and the Acquiring Fund, the sales charge may be waived under certain specified conditions.

  The expense ratio of the Acquiring Fund subsequent to the Reorganization is expected to be higher than that of the Trust, not taking into account the 12b-1 fee waiver by The Ohio Company. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION." The annual total operating expenses of the Trust as of September 30, 1995, were 0.74% as a percentage of average net assets. Assuming the same level of net assets for the Acquiring Fund after the Reorganization, it is estimated that the total annual operating expenses for the Acquiring Fund stated as a percentage of average net assets would be 0.74%, taking into account the proposed Rule 12b-1 fee waiver, and 0.99%, assuming no Rule 12b-1 fee waiver.

  COMPARISON OF PURCHASE AND REDEMPTION PROCEDURES. Shares of the Trust and the Acquiring Fund are offered at net asset value, plus the applicable sales charge as described above, and may be purchased through The Ohio Company on each Business Day. A "Business Day" is defined as each business day the New York Stock Exchange is open for business and on any other day (other than a day on which no shares of that fund are tendered for redemption and no order to purchase any shares of that fund are received) where there is sufficient trading in such fund's portfolio securities that its net asset value per share might be materially affected by changes in the value of its portfolio securities. The minimum initial investment in both the Trust and the Acquiring Fund is $1,000, the minimum subsequent investment is $50 and there is no sales charge imposed upon the reinvestment of dividends and distributions.

  Redemption orders for shares of both the Trust and the Acquiring Fund must be placed with CMC. Investors may redeem Shares of the Trust at the net asset value per share next determined following the receipt by CMC of the following:
(a) written or telephonic notice to redeem, and (b) for Shares represented by certificates, either the share certificates, properly endorsed, or properly executed stock powers. Investors may redeem shares of the Acquiring Fund at the net asset value per share next determined following the receipt by CMC of written or telephonic notice to redeem.

  COMPARISON OF EXCHANGE PRIVILEGES. Shares of the Trust and of the Acquiring Fund may be exchanged for shares of any other fund advised by The Ohio Company or CMC (a "Cardinal Fund") at respective net asset values, although payment of a sales charge equal to the difference, if any, between the sales charge payable upon purchase of shares of such fund and the sales charge previously paid on the shares to be exchanged may be applicable upon exchanges of shares for a Cardinal Fund sold with a sales charge.

  COMPARISON OF DIVIDEND POLICIES. Each of the Trust and the Acquiring Fund declare dividends daily and pay dividends from net investment income monthly. Each of the Trust and Acquiring Fund will distribute all of any capital gains at least annually. In addition, shareholders of the Trust and the Acquiring Fund receive dividends and distributions in the form of additional shares and not in cash unless otherwise requested by the shareholder and such dividends and distributions are of $10 or more each.

  COMPARISON OF VOTING RIGHTS. Each shareholder of the Trust is entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held on each matter submitted to the vote of the Trust's shareholders, regardless of the net asset value of such share. Each shareholder of the Acquiring Fund, however, is entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Therefore, the number of full and fractional votes per share of the Acquiring Fund will change depending upon the net asset value of the Acquiring Fund's shares.

SPECIAL CONSIDERATIONS AND RISK FACTORS

  Because the investment objectives, policies, strategies and restrictions of the Trust and the Acquiring Fund are substantially similar, the overall level of investment risk should not materially change as a result of the Reorganization. There can be no assurance that either the Trust or the Acquiring Fund will achieve its investment objectives. The current income earned from such government securities as are purchased by the Trust and the Acquiring Fund may not be as great as the current income earned on lower quality securities which have less liquidity and greater risk of nonpayment.

  The following discussion is qualified in its entirety by the disclosure set forth in the Acquiring Fund's Prospectus accompanying this Combined Prospectus/Proxy Statement and the Trust's Prospectus. For additional information, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS" and "ADDITIONAL COMPARATIVE INFORMATION" below.

  MORTGAGE RELATED SECURITIES. The Trust and the Acquiring Fund each invests or intends to invest substantially all, but in no event less than 65% of their assets in U.S. Government Securities. Such U.S. Government Securities may have mortgage obligations backing such securities, including among others, conventional thirty year fixed rate mortgage obligations, graduated payment mortgage obligations, fifteen year mortgage obligations and adjustable rate mortgage obligations. All of these mortgage obligations can be used to create pass-through securities. A pass-through security is created when mortgage obligations are pooled together and undivided interests in the pool or pools are sold. The cash flow from the mortgage obligations is passed through to the holders of the securities in the form of periodic payments of interest, principal and prepayments (net of a service fee).

  Prepayments occur when the holder of an individual mortgage obligation prepays the remaining principal before the mortgage obligation's scheduled maturity date. As a result of the pass-through of prepayments of principal on the underlying securities, mortgage-backed securities are often subject to more rapid prepayment of principal than their stated maturity would indicate. Because the prepayment characteristics of the underlying mortgage obligations vary, it is not possible to predict accurately the realized yield or average life of a particular issue of pass-through certificates. Prepayment rates are important because of their effect on the yield and price of the securities. Accelerated prepayments have an adverse impact on yields for pass-through certificates purchased at a premium (i.e., a price in excess of principal amount) and may involve additional risk of loss of principal because the premium may not have been fully amortized at the time the obligation is repaid. The opposite is true for pass-through certificates purchased at a discount. Each of the Trust and the Acquiring Fund may purchase mortgage-related securities at a premium or at a discount. Reinvestment of principal payments may occur at higher or lower rates than the original yield on such securities. Due to the prepayment feature and the need to reinvest payments and prepayments of principal at current rates, mortgage-related securities can be less effective than typical bonds of similar maturities at maintaining yields during periods of declining interest rates.

  Certain debt securities such as, but not limited to, mortgage backed securities, as well as securities subject to prepayment of principal prior to the stated maturity date, are expected to be repaid prior to their stated maturity dates. As a result, the effective maturity of these securities is expected to be shorter than the stated maturity. For purposes of calculating the Trust's and the Acquiring Fund's weighted average portfolio maturity, the effective maturity of such securities will be used.

  Under present market conditions, each of the Trust and the Acquiring Fund expects to invest a substantial amount of its portfolio in Ginnie Mae certificates, which are mortgage-backed securities representing part ownership in a specific pool of mortgage loans insured by the Federal Housing Administration or Farmers Home Administration or guaranteed by the Veterans Administration. Should market or economic conditions warrant, this practice may be changed in the discretion of CMC. Ginnie Mae guarantees the timely payment of monthly installments of principal and interest on its certificates, when due, whether or not payments are received on the underlying mortgage loans, and the full faith and credit of the United States is pledged to the timely payment by Ginnie Mae of such principal and interest.

  Although the mortgage loans in the pool underlying a Ginnie Mae certificate will have maturities of up to thirty years, the actual average life of the Ginnie Mae certificates typically will be substantially less because the mortgage loans will be subject to normal principal amortization and may be prepaid prior to maturity. Prepayment rates vary widely and may be affected by changes in market interest rates. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of the Ginnie Mae certificates and shortening the period of time over which income at the higher rate is received. Conversely, when interest rates are rising, the rate of prepayment tends to decrease, thereby lengthening the actual average life of the Ginnie Mae certificates and extending the period of time over which income at the lower rates is received. Accordingly, it is not possible to accurately predict the average life of a particular pool. Standard practice is to treat Ginnie Mae certificates as having effective maturities of twelve years. Reinvestment of principal payments may occur at higher or lower rates than the original yield on the certificates. Due to the prepayment feature and the need to reinvest payments and prepayments of principal at current rates, Ginnie Mae certificates can be less effective than typical bonds of similar maturities at maintaining yields during periods of declining interest rates.

  WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. The Acquiring Fund may also purchase securities on a when-issued or delayed-delivery basis. The Acquiring Fund will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objectives and policies, not for investment leverage, although such transactions represent a form of leveraging. When-issued securities are securities purchased for delivery beyond the normal settlement date at a stated price and yield and thereby involve a risk that the yield obtained in the transaction will be less than those available in the market when delivery takes place. Such securities are not paid for or start earning interest until they are received although the payment obligation and the coupon rate have been established before the time the mutual fund enters into the commitment. When the Acquiring Fund agrees to purchase such securities, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Securities purchased on a when-issued basis are recorded as an asset and are subject to changes in the value based upon changes in the general level of interest rates. In when-issued and delayed-delivery transactions, the mutual fund relies on the seller to complete the transaction; the seller's failure to do so may cause such fund to miss a price or yield considered to be advantageous.

  The Acquiring Fund's commitments to purchase when-issued securities will not exceed 25% of the value of its total assets absent unusual market conditions. In the event that its commitments to purchase when-issued securities ever exceed 25% of the value of its assets, the Acquiring Fund's liquidity and the ability of CMC to manage it might be adversely affected.

  REPURCHASE AGREEMENTS. Securities held by each of the Trust and the Acquiring Fund may be subject to repurchase agreements. Under the terms of a repurchase agreement, the Trust or the Acquiring Fund acquires securities from a financial institution such as a well-established securities dealer or a bank which is a member of the Federal Reserve System which the Adviser deems creditworthy under guidelines approved by the respective Board of Trustees. At the time of purchase, the bank or securities dealer agrees to repurchase the underlying securities at a specified time and price. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. Under the 1940 Act, repurchase agreements are considered to be loans by the Trust and the Acquiring Fund. The Trust and the Acquiring Fund will only enter into a repurchase agreement where (i) the underlying securities are of the type which such fund's investment policies would allow it to purchase directly, (ii) the market value of the underlying security, including interest accrued, will be at all times equal to or exceed the value of the repurchase agreement, and (iii) payment for the underlying securities is made only upon physical delivery or evidence of book-entry transfer to the account of the fund's custodian or a bank acting as agent. CMC, as investment adviser, will be responsible for continuously monitoring such requirements. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Trust or the Acquiring Fund (as the case may be) could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the underlying securities during the period while seeking to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights.

  PUT AND CALL OPTIONS. Subject to its investment policies and for purposes of hedging against market risks related to its portfolio securities, unlike the Trust, the Acquiring Fund may purchase put and call options on securities. Purchasing options is a specialized investment technique that entails a substantial risk of a complete loss of the amounts paid as premiums to writers of options. The Acquiring Fund will purchase put options only on securities in which it may otherwise invest.

  However, each of the Trust and the Acquiring Fund may engage in writing call options from time to time as CMC deems appropriate. The Trust and the Acquiring Fund will write only covered call options (options on securities owned by such fund). The Trust and the Acquiring Fund may use covered call option strategies as a means of increasing the total return on the portfolio and also as a means of providing limited protection against decreases in market value. In order to close out a call option it has written, the Trust or the Acquiring Fund, as the case may be, will enter into a "closing purchase transaction" -- the purchase of a call option on the same security with the same exercise price and expiration date as the call option which such fund previously has written. When a portfolio security subject to a call option is sold, the Trust or the Acquiring Fund, as the case may be, will effect a closing purchase transaction to close out any existing call option on that security. If the fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security until the option expires or the fund delivers the underlying security upon exercise. Under normal market conditions, it is not expected that the underlying value of portfolio securities subject to such options would exceed 25% of the net assets of the Acquiring Fund. With respect to the Trust, it will not invest more than 5% of its total assets at any one time in premiums paid for call options and put options.

  The Acquiring Fund, as part of its option transactions, also may purchase index put and call options and write index options. As with options on individual securities, the Acquiring Fund will write only covered index call options. Through the writing or purchase of index options the Acquiring Fund can achieve many of the same objectives as through the use of options on individual securities. Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

  Price movements in securities which the Acquiring Fund owns or intends to purchase probably will not correlate perfectly with movements in the level of an index and, therefore, such fund bears the risk of a loss on an index option that is not completely offset by movements in the price of such securities. Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. The Acquiring Fund may be required to segregate assets or provide an initial margin to cover index options that would require it to pay cash upon exercise.

  FUTURES CONTRACTS. The Acquiring Fund, unlike the Trust, may also enter into contracts for the future delivery of securities and futures contracts based on a specific security, class of securities or an index. Each of the Trust and the Acquiring Fund may purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index.

  The Acquiring Fund may engage in such futures contracts in an effort to hedge against market risks. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, the Acquiring Fund can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, the Acquiring Fund, through the purchase of such contracts, can attempt to secure better rates or prices for the Acquiring Fund than might later be available in the market when it effects anticipated purchases.

  The acquisition of put and call options on futures contracts will, respectively, give the Trust and the Acquiring Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

  Aggregate initial margin deposits for futures contracts, and premiums paid for related options, may not exceed five percent of either the Trust's or the Acquiring Fund's total assets, and the value of securities that are the subject of such futures and options (both for receipt and delivery) may not exceed one-third of the market value of such fund's total assets. Futures transactions will be limited to the extent necessary to maintain the Trust's and the Acquiring Fund's qualification as a regulated investment company.

  Futures transactions involve brokerage costs and require a fund to segregate assets to cover contracts that would require it to purchase securities. A fund may lose the expected benefit of futures transactions if interest rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the fund had not entered into any futures transactions. In addition, the value of a fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities, limiting the fund's ability to hedge effectively against interest rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

  Options and futures are considered to be derivatives. A derivative is generally defined as an instrument whose value is based upon, or derived from, some underlying index, reference rate (e.g., interest rates), security, commodity or other asset. Neither the Trust nor the Acquiring Fund will invest more than 5% of its total assets at any one time in premiums paid for call options and put options or in futures contracts.

  INVESTMENT COMPANY SECURITIES. Each of the Trust and the Acquiring Fund may also invest up to 10% of the value of its total assets in the securities of other investment companies subject to the limitations set forth in the 1940 Act. Such funds intend to invest in the securities of other money market mutual funds for purposes of short-term cash management. Their investment in such other investment companies may result in the duplication of fees and expenses, particularly investment advisory fees.

THE PROPOSED TRANSACTION

  AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that all of the assets of the Trust as of the Exchange Date (as defined in the Plan) will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Trust. The Exchange Date is expected to be on or about March 31, 1996, subject, however, to the receipt by the Trust and the Group of any necessary order of exemption from the Commission with respect to the Reorganization. A copy of the Plan is attached as Exhibit A to this Combined Prospectus/Proxy Statement. Although portions of the Plan are summarized below, this summary is qualified in its entirety by reference to the Plan.

  Promptly after the Exchange Date, the Trust will distribute the shares of the Acquiring Fund to the Trust's shareholders of record as of the close of business on the Exchange Date. The shares of the Acquiring Fund which will be issued for distribution to the Trust's shareholders will be equal in aggregate value to the Shares of the Trust held as of the Exchange Date. All issued and outstanding Shares of the Trust will be cancelled on the Trust's books. Shares of the Acquiring Fund will be represented only by book entries; no share certificates will be issued.

  The consummation of the Reorganization is subject to the satisfaction of a number of conditions set forth in the Plan, including approval by shareholders of the Trust. The Plan also may be terminated and the Reorganization abandoned by the Trust and the Acquiring Fund by mutual consent of their respective trustees. If the consummation of the Reorganization is so abandoned, no party
shall be liable to the other party for any damages resulting therefrom.   If
the Reorganization is otherwise not consummated by reason of either party's being unwilling or unable to go forward (other than by reason of the non-fulfillment or failure of certain conditions to such party's obligations), such party will pay directly all reasonable fees and expenses incurred by the other party in connection with the Reorganization.

  The Reorganization also is subject to the condition of obtaining an opinion of counsel to the effect that the Reorganization constitutes a tax-free reorganization for federal income tax purposes and any necessary written order of exemption from the Commission exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

  Except as otherwise provided below, all fees and expenses incurred by a party in connection with the Plan will be paid by the party directly incurring such costs except where a party is unwilling or unable to go forward (other than for lack of requisite shareholder approval or breach by the other party in its covenants) in which case such party will pay all reasonable fees and expenses of the other party. The Ohio Company will pay the costs associated with the Reorganization. The Trust will pay those costs associated with that portion of the Meeting relating to customary annual meeting matters (e.g., election of trustees), and the Acquiring Fund will bear its organizational costs.

  Shareholders of the Trust will have no dissenters' rights or appraisal rights. If the Plan is duly approved by shareholders, all shareholders of the Trust as of the Exchange Date, including those that voted against the approval of the Plan, will receive shares of the Acquiring Fund. All shareholders of the Trust have the right at any time up to the next business day preceding the Exchange Date to redeem their Shares at net asset value according to the procedures set forth in the Trust's Prospectus.

  This summary does not purport to be a complete description of the Plan and is subject to the terms and conditions of the Plan set forth in Exhibit A.

  REASONS FOR THE PROPOSED TRANSACTION. Currently, the Trust is a separate, stand-alone investment company organized in 1985. The Group was organized as a series investment company in 1993, and in

October and November 1995, its Board of Trustees created the Acquiring Fund with substantially identical investment objectives, policies and restrictions to those of the Trust. Because of the similarity between the Trust and the Acquiring Fund, the considerations and risks involved with an investment in the Acquiring Fund are expected to be comparable to those associated with an investment in the Trust. The Acquiring Fund has been established for purposes of effecting the Reorganization and will not commence operations prior to the Exchange Date.

  The transactions contemplated by the Plan were presented to the Board of Trustees of the Trust for their consideration at meetings held on October 20, 1995, and November 13, 1995. The Board of Trustees of the Trust concluded unanimously that the Reorganization is in the best interests of the Trust and that the interests of the existing shareholders of the Trust will not be diluted by the Reorganization.

  The Board of Trustees of the Trust, in reaching this conclusion, considered the costs resulting from the separate operation of the Trust and the proposed costs of the Acquiring Fund as provided by The Ohio Company, in light of their substantially similar investment objectives, policies, restrictions, Boards of Trustees, officers and service providers. The Board also considered the operating and compliance efficiencies that could result from moving the operation of the Trust from a stand-alone investment company to a separate portfolio of a series investment company. The investment policies and restrictions of the Acquiring Fund which were approved by the Board of Trustees of the Group vary somewhat from the policies of the Trust; however, such differences reflect a more uniform and flexible set of investment restrictions that are currently in place for each of the other series or portfolios of the Group. Such restrictions were approved to help achieve greater compliance efficiencies by having each series of the Group have the same or substantially the same investment restrictions.

  One of the operating efficiencies expected is that under Ohio law and the Group's Declaration of Trust an annual meeting of shareholders is not required. The Trust under its Declaration of Trust is required to hold such a meeting. Also, certain fixed costs associated with the operation of the Trust when incurred by the Acquiring Fund as part of the Group would decrease on a per share basis since such costs would be spread over a larger pool of assets, e.g., certain legal and printing fees, while maintaining the same services by the same service providers.

  In particular, the Board considered the anticipated expense ratios of the Acquiring Fund, the structure of the Group, the experience of the service providers of the Acquiring Fund and the level of service to be provided to the shareholders of the Acquiring Fund, as represented by The Ohio Company, including the greater resources that could be dedicated to marketing the Acquiring Fund and providing shareholder services.

  The Trust's Board also considered the higher fees charged to the Acquiring Fund compared to those of the Trust. With respect to the Rule 12b-1 fee, the Trustees of the Trust concluded that the payment of such fees will improve the servicing of shareholder accounts by broker-dealers and is necessary to compete successfully through a broker-dealer distribution channel in today's marketplace when competing funds pay a similar or higher fee to such brokers. Thus, the Trust's Board determined that the payment of such Rule 12b-1 fees will promote fund sales and discourage fund redemptions and that a larger fund will be able to spread its fixed costs (exclusive of those costs based upon a percentage of net assets) over a wider base and to achieve better portfolio diversification.

  The Board of Trustees of the Trust based its decision to approve the proposed transaction upon its consideration of a number of factors, including, among other things:

  (1) the terms and conditions of the Reorganization and whether it would result in a dilution of the existing shareholders' interests;

  (2) the similarity of the Trust's investment objectives, strategies and policies with those of the Acquiring Fund, as well as the views of CMC that any differences between the investment policies and restrictions of the Trust and the Acquiring Fund should not materially increase investment risks;

  (3) the experience and resources of CMC with respect to providing investment management services, and the experience of and quality of services to be provided by the Acquiring Fund's other service providers;

  (4) the projected expense ratios and information regarding fees and expenses of the Trust, the Acquiring Fund and other similar funds and the services being offered to shareholders;

  (5) the conditioning of the Reorganization on the receipt of a legal opinion confirming the absence of any adverse federal tax consequences to the Trust or its shareholders resulting from the Reorganization; and

  (6)  other factors as it deemed relevant.

  In particular, the Board considered the following per share operating expense ratios (total annual operating expenses expressed as a percentage of average net assets) for shares of the Trust for the year ended September 30, 1995, and as estimated for the shares of the Acquiring Fund for the period following the effective date of the Reorganization and ending September 30, 1996, after giving effect to the
Reorganization:

                           OPERATING EXPENSE RATIOS

                      TRUST                   ACQUIRING FUND
                      -----                   --------------

                      0.76%                      0.74%(1)

______________

  1 Reflects the waiver of Rule 12b-1 fees by The Ohio Company through September 30, 1996. Absent such waiver, total annual operating expenses of the Acquiring Fund, as a percentage of average net assets, is estimated to be 0.99%.

  DESCRIPTION OF THE SECURITIES TO BE ISSUED. Ownership in the Acquiring Fund is represented by units of beneficial interest, without par value, of The Cardinal Group (the "Group"), which is an open-end investment company of the management type, organized as an Ohio business trust on March 23, 1993. The Acquiring Fund is currently one of six separate series of the Group. Like the Trust, the Acquiring Fund is diversified, as that term is defined in the 1940 Act. Currently there is only one class of shares for the Acquiring Fund. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. See "ADDITIONAL COMPARATIVE INFORMATION."

  FEDERAL INCOME TAX CONSEQUENCES. As a condition to the closing of the Reorganization, the Trust and the Group must receive a favorable opinion from Baker & Hostetler, counsel to both the Trust and the Group, substantially to the effect that, for federal income tax purposes: (a) the Reorganization will constitute a "tax-free" reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) no gain or loss will be recognized by the Acquiring Fund or the Trust as a result of the Reorganization; (c) no gain or loss will be recognized by shareholders of the Trust upon the exchange of their Shares of the Trust for shares of the Acquiring Fund; (d) the tax basis of the Acquiring Fund shares received by shareholders of the Trust pursuant to the Reorganization will be the same as the basis of the Shares of the Trust held immediately prior to the Reorganization; (e) the holding period of the Acquiring Fund shares so received will include the period during which the Trust shareholder held Shares of the Trust, provided such Shares were held as a capital asset; (f) the tax basis of the Trust's assets acquired by the Acquiring Fund will be the same as the basis of such assets immediately prior to the Reorganization; and (g) the holding period of such assets will include the period during which those assets were held by the Trust. The Group and the Trust do not intend to seek a private letter ruling with respect to the tax effects of the Reorganization.

  CAPITALIZATION. The following table shows the capitalization of the Trust as of September 30, 1995. The Acquiring Fund has no and will have no assets or liabilities or commence operations prior to the consummation of the Reorganization. THEREFORE, NO PRO FORMA FINANCIAL INFORMATION GIVING EFFECT TO THE REORGANIZATION IS PROVIDED.

                      CARDINAL GOVERNMENT OBLIGATIONS FUND

Net assets  . . . . . . . . . . . . . . . . . . . . . . . . . .   $151,710,671
Shares outstanding  . . . . . . . . . . . . . . . . . . . . . .     18,543,620
Net asset value per share . . . . . . . . . . . . . . . . . . .          $8.18

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

  INVESTMENT OBJECTIVES AND POLICIES. The investment objectives and policies of the Trust are substantially similar to those of the Acquiring Fund. The investment objectives of the Trust and Acquiring Fund are "fundamental," which means that they may not be changed without the consent of a majority of such fund's outstanding shares, as defined in the 1940 Act.

  The investment objectives of each of the Trust and the Acquiring Fund are to maximize safety of capital and, consistent with such objective, earn the highest available current income obtainable from government securities.

  Under normal market conditions, each of the Trust and the Acquiring Fund will invest substantially all, but in no event less than 65% of the value of its total assets, in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities ("U.S. Government Securities"). Each of the Trust and the Acquiring Fund may also invest, under normal market conditions, in the fixed income instruments described below and in repurchase agreements and may also engage in the options transactions described above under "SPECIAL CONSIDERATIONS AND RISK FACTORS -- OPTIONS." The Acquiring Fund, however, may purchase securities on a when-issued or delayed-delivery basis.

  Each of the Trust and the Acquiring Fund may, for daily cash management purposes, invest in high quality money market securities and in repurchase agreements. In addition, each may invest, without limit, in any combination of U.S. Government Securities, money market securities and repurchase agreements when, in the opinion of CMC, it is determined that a temporary defensive position is warranted based upon current market conditions. Each of the Trust and the Acquiring Fund may also invest in securities of other investment companies, as described more fully above under

"SPECIAL CONSIDERATIONS AND RISK FACTORS -- INVESTMENT COMPANY SECURITIES."

  The types of U.S. Government Securities invested in by the Trust and the Acquiring Fund will include obligations issued by or guaranteed as to payment of principal and interest by the full faith and credit of the U.S. Treasury, such as Treasury bills, notes, bonds and certificates of indebtedness, and obligations issued or guaranteed by the agencies or instrumentalities of the U.S. Government, but not supported by such full faith and credit. Obligations of certain agencies and instrumentalities of the U.S. Government, such as the Government National Mortgage Association ("Ginnie Mae") and the Export-Import Bank of the United States, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the right of the issuer to borrow from the Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Farm Credit Banks or the Federal Home Loan Mortgage Corporation, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government sponsored agencies or instrumentalities if it is not obligated to do so by law. The Trust and the Acquiring Fund will invest in the obligations of such agencies or instrumentalities only when CMC believes that the credit risk with respect thereto is minimal.

   Certain securities held by the Trust and the Acquiring Fund may have mortgage obligations backing such securities as more fully described above under "SPECIAL CONSIDERATIONS AND RISK FACTORS -- MORTGAGE RELATED SECURITIES." Under present market conditions, both the Trust and the Acquiring Fund expect to invest a substantial amount of its portfolio in Ginnie Mae certificates.

INVESTMENT RESTRICTIONS

  The fundamental investment restrictions of the Trust and the Acquiring Fund are substantially identical except for the following differences:

  (1) The Trust may not concentrate more than 25% of the value of the assets of the Trust in investments in any particular industry. The Acquiring Fund has a similar policy except that its policy expressly includes the Commission's position that there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or its agencies or instrumentalities. The Acquiring Fund's policy is further qualified as follows: (a) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents, and (b) utilities will be divided according to their services; for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

  (2) The Trust may not make loans although the Trust may enter into repurchase agreements. The Acquiring Fund has a similar policy except that such policy contains the further exceptions that the Acquiring Fund may purchase or hold debt instruments and lend portfolio securities in accordance with its investment objectives and policies and make time deposits with financial institutions. The Acquiring Fund currently does not intend to engage in portfolio securities lending.

  (3) The Trust may not underwrite securities issued by other persons, except: to the extent that the Trust may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in connection with the purchase of government securities directly from the issuer in accordance with the Trust's investment objective, program and restrictions. The Acquiring Fund has a similar policy except that the Acquiring Fund may underwrite the securities of others to the extent it may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities."

  (4) The Trust may not purchase securities on margin, except for use of short-term credit necessary for clearance of purchases of portfolio securities. The Acquiring Fund has a similar policy except that the Acquiring Fund may also make margin payments as may be necessary in connection with derivative securities transactions.

  (5) The Trust has a policy of not purchasing or selling commodities or commodity contracts. The Acquiring Fund has a similar policy except it may engage in such transactions to the extent disclosed to shareholders in its current Prospectus.

  (6) The Trust may not purchase or retain securities of any issuer if, to the knowledge of the Trust' management, those officers and trustees of the Trust, and of its investment adviser, who each owns beneficially more than .5% of the outstanding securities of such issuer, together beneficially own more than 5% of such securities. The Acquiring Fund has no such policy.

  (7) The Trust may not invest in puts, calls, straddles, spreads, or any combination thereof, except as follows: (a) the Trust may write covered call options and enter into closing purchase transactions with respect to such options so long as the securities underlying outstanding options will not at any one time exceed 25% of the assets of the Trust, and (b) the Trust may purchase options in interest rate futures contracts so long as not more than 5% of the Trust's assets are at any one time invested in the premiums paid for such options. The Acquiring Fund has no such policy.

  (8) The Trust may not purchase or sell real estate (although it may purchase securities secured by real estate or interests therein). The Acquiring Fund has the same policy except that its policy further excepts investments in marketable securities of companies engaged in real estate activities.

  (9) The Trust may not change its classification as a "management company" under Section 4 of the 1940 Act or change its subclassifications as an "open-end company" or as a "diversified company" under Section 5 of the 1940 Act. The Acquiring Fund has no such policy although the 1940 Act requires that shareholders approve any such change by the Acquiring Fund.

  (10) The Trust has a fundamental policy that provides that it may not (i) purchase securities with legal or contractual restrictions on resale (restricted securities), (ii) purchase illiquid securities, (iii) purchase securities without readily available market quotations, or (iv) invest more than 10% of the value of its total assets in repurchase agreements maturing in more than seven days. The Acquiring Fund has the non-fundamental policy that it may not purchase or otherwise acquire any securities if as a result, more than 15% of the Acquiring Fund's net assets would be invested in securities that are illiquid. In addition, the Acquiring Fund may not invest more than 15% of its total assets in securities which are restricted as to disposition.

  In addition, the Acquiring Fund has the non-fundamental investment restriction that it may not engage in any short sales. This non-fundamental investment restriction is substantially similar to the fundamental investment restriction of the Trust. As discussed above, however, fundamental restrictions of a fund may not be changed without a vote of a majority of the outstanding voting securities of the fund; non-fundamental policies may be changed without a shareholder vote. As a consequence, such policies could be modified, or eliminated, by the Group with respect to the Acquiring Fund without shareholder approval.

  PORTFOLIO MANAGERS. Since CMC serves as the investment adviser to both the Trust and the Acquiring Fund, the person currently serving as portfolio manager for the Trust intends to continue to serve after the Reorganization as portfolio manager for the Acquiring Fund.

  It is not anticipated that the above-mentioned differences in investment policies and restrictions will, individually or in the aggregate, result in an appreciable variation between the level of investment risks associated with an investment in the Trust. For a more complete description of the Acquiring Fund's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUND?" in the Acquiring Fund's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in the Acquiring Fund's Statement of Additional Information. For a more complete description of the Trust's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE TRUST?" in the Trust's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in the Trust's Statement of Additional Information.

ADDITIONAL COMPARATIVE INFORMATION

SERVICE ARRANGEMENTS AND FEES

                                  THE TRUST

  Pursuant to the laws of Ohio and the Trust's Declaration of Trust, the responsibility for the management of the Trust is vested in its Board of Trustees which, among other things, is empowered by the Trust's Declaration of Trust to elect officers of the Trust and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in such management.

  INVESTMENT ADVISER. The Trust is advised by Cardinal Management Corp. ("CMC"), 155 East Broad Street, Columbus, Ohio 43215, a wholly owned subsidiary of The Ohio Company. CMC is also the investment adviser and manager of each of the other Cardinal Funds except The Cardinal Fund Inc. CMC was established as an Ohio corporation on March 21, 1980, and has been providing investment advisory services to open-end investment management companies like the Trust since 1980.

  The Ohio Company, an investment banking firm organized in 1925, is a member of the New York Stock Exchange, the Midwest Stock Exchange, other regional stock exchanges and the National Association of Securities Dealers, Inc. Descendants of H.P. and R.F. Wolfe, deceased, and members of their families, through their possession of a majority of voting stock, may be considered controlling persons of The Ohio Company.

  In its capacity as investment adviser, and subject to the ultimate authority of the Trust's Board of Trustees, CMC, in accordance with the Trust's investment objectives and policies, manages the Trust, and makes decisions with respect to and places orders for all purchases and sales of its portfolio securities. Since the Trust's inception, John R. Carle has been primarily responsible for the day-to-day management of the Trust's portfolio. Mr. Carle has been a portfolio manager with CMC and/or The Ohio Company since 1971. In addition, pursuant to the Investment Advisory Agreement, the Adviser generally assists in all aspects of the Trust's administration and operation.

  For the services provided and expenses assumed pursuant to its investment advisory agreement with the Trust, CMC receives a fee from the Trust, computed daily and paid monthly at the annual rate of .50% of average net daily assets of the Trust.

  For a complete description of the Trust's advisory arrangements, see the section in the Trust's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Investment Adviser and Manager."

  DISTRIBUTOR. The Trust has entered into a Distributor's Contract with The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215, pursuant to which shares of the Trust continuously are offered on a best efforts basis by The Ohio Company and dealers selected by The Ohio Company. H. Keith Allen is an officer and trustee/director of both the Trust, CMC and The Ohio Company. Frank
W. Siegel, an officer and trustee of the Trust, is an officer of The Ohio Company and an officer and director of CMC. David C. Will and James M. Schrack II are officers of both the Trust and The Ohio Company, and Mr. Will is an officer of CMC. The Ohio Company receives no compensation from the Trust in connection with its services under such Distributor's Contract but may retain some or all of the sales charge imposed upon sales of the Trust's Shares.

  DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC, 215 East Capital Street, Columbus, Ohio 43215, serves as the Trust's Dividend and Transfer Agent. In consideration of such services, the Trust has agreed to pay CMC an annual fee, paid monthly, equal to $21 per shareholder account, plus out-of-pocket expenses.

  The Trust also pays to CMC for fund accounting services a fee equal to $12,800 on net assets of up to $30 million, $25,000 for the next $20 million of net assets, $30,000 for the next $25 million of net assets, $35,000 for the next $50 million of net assets and $5,000 for each $50 million of net assets thereafter.

  For a complete description of these arrangements and the other expenses borne by the Trust, see the section in the Trust's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND?"

  CUSTODIAN. The Trust has appointed The Fifth Third Bank ("Fifth Third"), 38 Fountain Square Plaza, Cincinnati, Ohio 45263, as the Trust's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Trust.

  COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, serves as counsel to the Trust.

  INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, serves as the independent accountants for the Trust, and, as such, has audited the financial statements of the Trust.

  MANAGEMENT DISCUSSION OF FUND PERFORMANCE. Management discussion of fund performance is contained in the accompanying Annual Report to Shareholders for the year ended September 30, 1995.

                              THE ACQUIRING FUND

  Except where shareholder action is required by law, all of the authority of the Group is exercised under the direction of the Group's Trustees, who are elected by the shareholders of the Group's series or portfolios, including the Acquiring Fund, and who are empowered to elect officers and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in its day-to- day operations. The Group will be managed in accordance with its Declaration of Trust and the laws of Ohio governing business trusts.

  INVESTMENT ADVISER. The Acquiring Fund is also advised by CMC. It is intended that upon completion of the Reorganization, Mr. Carle will be responsible for the day-to-day management of the Acquiring Fund's portfolio. For its services as investment adviser, CMC receives a fee, which is calculated daily and paid monthly, at an annual rate of 0.50% of the average daily net assets of the Acquiring Fund.

  For a complete description of the Acquiring Fund's advisory arrangements, see the section in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Investment Adviser and Manager."

  DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC also serves as the Acquiring Fund's Dividend and Transfer Agent. In consideration of such services, the Acquiring Fund has agreed to pay CMC an annual fee, paid monthly, equal to $21 per shareholder account, plus out-of-pocket expenses.

  In addition, CMC provides certain fund accounting services for the Acquiring Fund. CMC receives a fee from the Acquiring Fund for such services equal to a fee computed daily and paid periodically at an annual rate of .03% of the Acquiring Fund's average daily net assets of $100 million or less and .01% of its average daily net assets in excess of $100 million.

  For a complete description of these arrangements and the other expenses borne by the Acquiring Fund, see the sections in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Dividend and Transfer Agent and Fund Accountant."

  DISTRIBUTOR. The Ohio Company also serves as the distributor of the Acquiring Fund's shares pursuant to a distribution agreement.

  Pursuant to Rule 12b-1 under the 1940 Act, the Group has adopted a Rule 12b-1 Plan under which the Acquiring Fund is authorized to pay or reimburse The Ohio Company, as the Acquiring Fund's principal underwriter, a periodic amount calculated at an annual rate not to exceed .25% of the average daily net asset value of the Acquiring Fund. Such amount may be used by The Ohio Company to pay broker-dealers, banks and other institutions (a "Participating Organization") for distribution and/or shareholder service assistance pursuant to an agreement between The Ohio Company and the Participating Organization or for distribution assistance and/or shareholder service provided by The Ohio Company pursuant to an agreement between The Ohio Company and the Group. Under the Plan, a Participating Organization may include The Ohio Company's subsidiaries, and its affiliates.

  As authorized by the Plan, The Ohio Company has agreed to provide certain shareholder services in connection with shares of the Acquiring Fund purchased and held by The Ohio Company for the accounts of its customers and shares of the Acquiring Fund purchased and held by customers of The Ohio Company directly, including, but not limited to, answering shareholder questions concerning the Acquiring Fund, providing information to shareholders on their investments in the Acquiring Fund and providing such personnel and communication equipment as is necessary and appropriate to accomplish such matters. In consideration of such services the Group has agreed to pay The Ohio Company a monthly fee, computed at the annual rate of .25% of the average aggregate net asset value of shares held during the period in customer accounts for which The Ohio Company has provided services under the Plan. Such fees paid by the Group will be borne solely by the Acquiring Fund.

  In addition, The Ohio Company may enter into, from time to time, other Rule 12b-1 Agreements with selected dealers pursuant to which such dealers will provide certain shareholder services such as those described above.

  For a complete description of these arrangements, see the sections in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Distribution Plan."

  For fiscal period ending September 30, 1996, The Ohio Company has agreed to waive all of such 12b-1 fees.

  CUSTODIAN. The Acquiring Fund has also appointed Fifth Third as the Acquiring Fund's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Acquiring Fund.

  COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, also serves as counsel to the Acquiring Fund.

  INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, has been selected to serve as the independent accountants for the Acquiring Fund, and, as such, will audit the financial statements of the Acquiring Fund.

  MANAGEMENT DISCUSSION OF FUND PERFORMANCE. No management discussion of fund performance is included since the Acquiring Fund has not yet commenced operations.

  CERTAIN FINANCIAL INFORMATION. The Prospectus for the Trust contains information on per share income, capital changes and performance calculations under the caption "FINANCIAL HIGHLIGHTS."

  The Acquiring Fund has not yet commenced operations and has no and will have no assets or liabilities prior to the consummation of the Reorganization. Therefore, no information regarding per share income and capital changes is available. For information regarding performance calculations and comparisons, see the information under the caption "PERFORMANCE INFORMATION" in the Acquiring Fund's Prospectus.

  COMPARISON OF RIGHTS OF SECURITY HOLDERS. The Trust is an Ohio business trust, registered under the 1940 Act as an open-end investment company of the management type. The Trust was established under a Declaration of Trust dated November 15, 1985. The Group is an Ohio business trust, registered under the 1940 Act as an open-end investment company of the management type. The Group was established under a Declaration of Trust dated as of March 23, 1993. Both the Trust and the Group are authorized to issue an unlimited number of shares of beneficial interest, and for the Group, such shares may be divided into one or more series or separate classes of shares. The Acquiring Fund is one of six series of the Group. The other five series of the Group are The Cardinal Fund, Cardinal Government Securities Money Market Fund, Cardinal Tax Exempt Money Market Fund, Cardinal Balanced Fund and Cardinal Aggressive Growth Fund.

  Each Share of the Trust represents an equal proportionate interest in the Trust with each other Share. Shares are entitled upon liquidation to a pro rata share of the net assets of the Trust. Shares of the Trust issued pursuant to the Trust's Declaration of Trust are fully paid and nonassessable and have no preemptive or other right to subscribe for any additional Shares.

  Shares of the Acquiring Fund, once properly issued and outstanding, are fully paid and nonassessable and have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive or appraisal rights.

  Shareholders of the Trust are entitled to one vote for each full Share held and a proportionate fractional vote for each fractional Share held. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested.

  Voting rights for Trust shareholders are not cumulative, so that the holders of more than 50% of the Trust voting in the election of its Trustees have the power to elect all of the Trustees of the Trust. The Trust currently holds an annual meeting of shareholders.

  Shareholders of the Group have no cumulative voting rights, which means that the holders of a plurality of the shares voting for the election of the Group's Board of Trustees can elect all of the Group's Board of Trustees if they choose to do so. The Group does not intend to hold annual meetings of shareholders, except as required under its Declaration of Trust or the 1940 Act.
Shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group and not by series or portfolio except as otherwise expressly required by law. For example, shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group with respect to the election of Trustees and ratification of the selection of independent accountants. However, shareholders of the Acquiring Fund will vote as a Fund, and not in the aggregate with other shareholders of the Group, for purposes of approval of amendments to the Acquiring Fund's investment advisory agreement or any of the Acquiring Fund's fundamental policies.

  Therefore, after the Reorganization, shareholders of the Acquiring Fund alone will not be able to elect the Trustees of the Group or ratify the selection of independent accountants but will vote with all the other shareholders of the Group on such issues if and when presented to shareholders. In addition, since the Group currently does not intend to hold annual meetings unless otherwise required to do so, it can not be determined when shareholders of the Acquiring Fund will next be entitled to vote for the election of Trustees or the ratification of the selection of independent public accountants.

  For a complete description of the respective attributes of the Trust's and the Group's shares, including how to purchase, redeem or exchange shares and certain restrictions thereon, taxation of the Trust or the Acquiring Fund, as the case may be, and its shareholders, and dividend and distribution policies, see the sections in the Trust's and the Acquiring Fund's respective Prospectuses entitled "HOW DO I PURCHASE SHARES OF THE FUND?," "WHAT DISTRIBUTIONS WILL I RECEIVE?," "HOW MAY I REDEEM MY SHARES?" "WHAT OTHER SHAREHOLDER PROGRAMS ARE PROVIDED?" "DOES THE FUND PAY FEDERAL INCOME TAX?" and "WHAT ABOUT MY TAXES?" Additional information about the Trust is included in its Prospectus, dated February 1, 1995, as supplemented on December 11, 1995, which is incorporated herein by reference, and in the Trust's Statement of Additional Information dated February 1, 1995. Copies of the Prospectus and the Statement of Additional Information may be obtained without charge by calling the Trust at 1-800-282-9446.

  Additional information about the Acquiring Fund is included in its Prospectus dated January __, 1996, which accompanies this Combined Prospectus Proxy Statement and Statement of Additional Information dated January __, 1996, copies of which may be obtained without charge by calling the Group at 1-800-282-9446.

  Additional information regarding the Reorganization and the Acquiring Fund is contained in the Statement of Additional Information, dated January __, 1996, to this Combined Prospectus/Proxy Statement. The Statement of Additional Information is incorporated by reference herein and may be obtained by calling the Group at 1-800-282-9446.

  THE TRUST'S BOARD OF TRUSTEES AND MANAGEMENT RECOMMEND APPROVAL OF THE PLAN.

MISCELLANEOUS

  ADDITIONAL INFORMATION. The Trust and the Group are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, and in accordance therewith each files reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  SOLICITATION OF PROXIES AND PAYMENT OF EXPENSES. The cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the costs of any supplementary solicitation and proxy soliciting services provided by third parties, will be borne in part by the Trust and in part by The Ohio Company. Proxies will be solicited initially, and in any supplemental solicitation, by mail and may be solicited in person, by telephone, telegraph or other electronic means by officers of the Trust.

  SUBSTANTIAL SHAREHOLDERS. As of January 8, 1996, to the knowledge of the Trust, no persons owned of record or beneficially five percent or more of the Shares of the Trust.

  As of the close of business on January 8, 1996, the officers and Trustees of the Trust as a group beneficially owned less than 1% of the outstanding shares of the Trust.

  As of the close of business on January 8, 1996, there were _____ issued and outstanding shares of the Group, of which ___ were shares of Cardinal Balanced Fund and ___ were shares of Cardinal Aggressive Growth Fund. As of such date, there were no shareholders ofthe Acquiring Fund. It is anticipated, however, that those persons who are beneficial holders of the Trust's Shares immediately prior to the Reorganization will be beneficial holders of the same percentage of the Acquiring Fund's Shares immediately after the Reorganization.

  DOCUMENTS INCORPORATED BY REFERENCE. The accompanying Prospectus of the Acquiring Fund dated January __, 1996, and the Management's Discussion of Fund Performance section of the accompanying Cardinal Government Obligations Fund Annual Report to Shareholders as of September 30, 1995, are incorporated by reference into this Combined Prospectus/Proxy Statement. In addition, the Trust's Prospectus dated February 1, 1995, as supplemented December 11, 1995, is incorporated by reference into this Combined Prospectus/Proxy Statement and may be obtained by writing the Trust at 155 East Broad Street, Columbus, Ohio 43215 or by calling the Trust at 1-800-282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of receipt of the request.

  OTHER BUSINESS. The Board of Trustees of the Trust knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is their intention that the proxies which do not contain specific instructions to the contrary will be voted on such matter in accordance with the judgment of the person named in the enclosed Proxy Card.

  FUTURE SHAREHOLDER PROPOSALS. Pursuant to rules adopted by the Commission under the 1934 Act, investors may request inclusion in the proxy statement for shareholder meetings certain proposals for action which they intend to introduce at such meeting. Any shareholder proposals must be presented a reasonable time before the proxy materials for the next meeting are sent to shareholders. The submission of a proposal does not guarantee its inclusion in the Trust's proxy statement and is subject to limitations under the 1934 Act. It is not presently anticipated that the Group will hold regular meetings of shareholders, and no anticipated date of the next meeting can be provided.

                                                                   Exhibit A


             AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION
             ----------------------------------------------------

  Agreement and Plan of Reorganization and Liquidation ("Agreement") dated as of December 1, 1995, by and between The Cardinal Group, an Ohio business trust ("TCG"), and Cardinal Government Obligations Fund, an Ohio business trust ("CGOF").

  WHEREAS, TCG is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end investment company of the management type and has, or before the Exchange Date (as defined below) is expected to have, issued and outstanding one class of shares of beneficial interest, without par value ("Shares"), for each of six series, one such series being Cardinal Government Obligations Fund (hereinafter sometimes referred to as the "Cardinal Government Obligations Fund" or the "Acquiring Series"); and

  WHEREAS, CGOF is registered under the 1940 Act as an open-end investment company of the management type and currently has issued and outstanding one class of shares of beneficial interest, without par value; and

  WHEREAS, CGOF plans to transfer all of its assets, and to assign all of its liabilities, to the Acquiring Series, in exchange for Shares of the Acquiring Series (the "Acquiring Series Shares"), followed by the distribution of the Acquiring Series Shares by CGOF to its shareholders, and followed by the dissolution of CGOF, all upon the terms and provisions of this Agreement (the "Reorganization"); and

  WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS, the trustees of TCG have determined that the Reorganization is in the best interests of TCG, and that the interests of its shareholders will not be diluted as a result thereof; and

  WHEREAS, the trustees of CGOF have determined that the Reorganization is in the best interests of CGOF and that the interests of its shareholders will not be diluted as a result thereof;

  NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto covenant and agree as follows:

1. PLAN OF REORGANIZATION AND LIQUIDATION.

   (a) SALE OF ASSETS, ASSUMPTION OF lIABILITIES. Subject to the prior approval of shareholders of CGOF and to the other terms and conditions contained herein (including the obligation of CGOF to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(i) herein), CGOF agrees to sell, assign, convey, transfer and deliver to TCG and the Acquiring Series, and TCG and the Acquiring Series agree to acquire from CGOF on the Exchange Date (as defined below), all of the Investments (as defined below), cash and other assets of CGOF in exchange for that number of full and fractional Acquiring Series Shares of the Acquiring Series having an aggregate net asset value equal to the value of all assets of CGOF transferred to the Acquiring Series, as provided in Section 4, less the liabilities of CGOF assumed by the Acquiring Series.

   (b) ASSETS ACQUIRED. The assets to be acquired by the Acquiring Series from CGOF shall consist of all of CGOF's property, including, without limitation, all Investments, cash and dividends or interest receivables which are owned by CGOF and any deferred or prepaid expenses shown as an asset on the books of CGOF as of the Valuation Time described in Section 4.

   (c) LIABILITIES ASSUMED. Prior to the Exchange Date CGOF will endeavor to discharge or cause to be discharged, or make provision for the payment of, all of its known liabilities and obligations. The Acquiring Series shall assume all liabilities, expenses, costs, charges and reserves of CGOF, contingent or otherwise, including liabilities reflected in the unaudited statement of assets and liabilities of CGOF as of the Valuation Time, prepared by or on behalf of CGOF in accordance with generally accepted accounting principles consistently applied from and after September 30, 1995.

   (d) LIQUIDATION AND DISSOLUTION. Upon consummation of the transactions described in Section 1(a), 1(b) and 1(c) above, CGOF shall distribute in complete liquidation to its shareholders of record as of the Exchange Date the Acquiring Series Shares received by it, each CGOF shareholder of record being entitled to receive that number of Acquiring Series Shares equal to the proportion which the number of shares of beneficial interest, without par value, of CGOF held by such shareholder bears to the total number of such shares of CGOF outstanding on such date, and shall take such further action as may be required, necessary or appropriate under CGOF's Declaration of Trust, Ohio law and the Code to effect the complete liquidation and dissolution of CGOF. CGOF will fulfill all reporting requirements under the 1940 Act, both before and after the Reorganization.

  2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF CGOF. CGOF represents and warrants to and agrees with TCG and the Acquiring Series that:

   (a) CGOF is a business trust validly existing under the laws of the State of Ohio and has power to own all of its properties and assets and to carry out its obligations under this Agreement. CGOF has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. CGOF has all necessary federal, state and local authorizations to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in
  Section 2(1).

   (b) CGOF is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. CGOF has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of the Code as of and since its first taxable year, and qualifies and intends to continue to qualify as a regulated investment company for its taxable year ending upon its liquidation. CGOF has been a regulated investment company under such sections of the Code at all times since its inception.

   (c) The statement of assets and liabilities, including the statement of investments as of September 30, 1995, and the related statement of operations for the year then ended, and statements of changes in net assets for each of the two years in the period then ended, for CGOF, such statements having been audited by KPMG Peat Marwick LLP, independent auditors of CGOF, have been furnished to TCG. Such statement of assets and liabilities fairly present the financial position of CGOF as of such date and such statements of operations and changes in net assets fairly reflect the results of operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles, and there are no known material liabilities of CGOF as of such dates which are not disclosed therein.

   (d) The Prospectus of CGOF dated February 1, 1995 (the "CGOF Prospectus") and the related Statement of Additional Information for CGOF dated February 1, 1995, in the forms filed with the Securities and Exchange Commission and previously furnished to TCG, did not as of their date and do not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   (e) Except as may have been previously disclosed to TCG, there are no material legal, administrative or other proceedings pending or, to the knowledge of CGOF threatened against CGOF.

   (f) There are no material contracts outstanding to which CGOF is a party, other than as disclosed in the CGOF Prospectus and its corresponding Statement of Additional Information, and there are no such contracts or commitments (other than this Agreement) which will be terminated with liability to CGOF on or prior to the Exchange Date.

   (g) CGOF has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of September 30, 1995 and those incurred in the ordinary course of CGOF's business as an investment company since that date. Prior to the Exchange Date, CGOF will advise TCG of all known material liabilities, contingent or otherwise, incurred by it subsequent to September 30, 1995, whether or not incurred in the ordinary course of business.

   (h) As used in this Agreement, the term "Investments" shall mean CGOF's investments shown on the statement of assets and liabilities as of September 30, 1995 referred to in Section 2(c) hereof, as supplemented with such changes as CGOF shall make after September 30, 1995 and prior to the date of this Agreement, which changes have been disclosed to TCG, and changes made on and after the date of this Agreement after advising CGPF of such changes, and changes resulting from stock dividends stock split-ups, mergers and similar corporate actions.

   (i) CGOF has filed or will file all federal and state tax returns which, to the knowledge of CGOF's officers, are required to be filed by CGOF and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by CGOF. All tax liabilities of CGOF have been adequately provided for on its books, and no tax deficiency or liability of CGOF has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

   (j) As of both the Valuation Time and the Exchange Date and except for shareholder approval and otherwise as described in Section 2(1), CGOF will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other of its assets and liabilities to be transferred to TCG and the Acquiring Series pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, TCG and the Acquiring

  Series will acquire the Investments and any such other assets subject to no encumbrances, liens or security interests in favor of any third party creditor of CGOF and, except as described in Section 2(k), without any restrictions upon the transfer thereof.

   (k) No registration under the Securities Act of 1933, as amended (the "1933 Act"), of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of CGOF or TCG, except as previously disclosed to TCG by CGOF in writing prior to the date hereof.

   (l) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by CGOF of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

   (m) The registration statement (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") by TCG on Form N-14 relating to the Acquiring Series Shares issuable hereunder, and the proxy statement of CGOF included therein (the "Proxy Statement"), on the effective date of the Registration Statement and insofar as they relate to CGOF, (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and
  (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 below and on the Exchange Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the "Prospectus"), as amended or supplemented by any amendments or supplements filed with the Commission by TCG, insofar as it relates to CGOF, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this Section 2(m) shall apply only to statements of fact relating to CGOF contained in the Registration Statement, the Prospectus or the Proxy Statement, or omissions to state in any thereof a material fact relating to CGOF, as such Registration Statement, Prospectus and Proxy Statement shall be furnished to CGOF in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectus or Proxy Statement.

3. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF TCG. TCG represents and warrants to and agrees with CGOF that:

   (a) TCG is a business trust validly existing under the laws of the State of Ohio and has power to carry on its business as it is now being conducted and to carry out its obligations under this Agreement. TCG has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. TCG and the Acquiring Series each has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 3(i).

   (b) TCG is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. The Acquiring Series expects to qualify as a regulated investment company under Part I of Subchapter M of the Code.

   (c) The Acquiring Series will have no financial statements as of the Valuation Time.

   (d) The prospectus of TCG and the Acquiring Series, expected to be dated in January, 1996 (the "Acquiring Series Prospectus"), and the related Statement of Additional Information for the Acquiring Series to be dated such date, in the forms to be filed with the Securities and Exchange Commission, will be furnished to CGOF promptly upon the completion thereof and will not as of their date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   (e) Except as may have been previously disclosed to CGOF, there are no material legal, administrative or other proceedings pending or, to the knowledge of TCG or its Acquiring Series, threatened against TCG or the Acquiring Series, which assert liability on the part of TCG or the Acquiring Series.

   (f) There are no material contracts outstanding to which TCG or the Acquiring Series is a party, other than material contracts disclosed in the Acquiring Series Prospectus and the corresponding Statement of Additional Information.

   (g) The Acquiring Series will have no assets or liabilities as of the Valuation Time.

   (h) TCG and the Acquiring Series will file all federal and state tax returns which, to the knowledge of TCG's officers, are required to be filed by TCG and the Acquiring Series and will pay all federal and state taxes shown to be due on such returns or on any assessments received by TCG or the Acquiring Series. All tax liabilities of TCG and the Acquiring Series have been adequately provided for on its books, and no tax deficiency or liability of TCG or the Acquiring Series has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

   (i) No consent, approval, authorization or order of any governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, 1940 Act, state securities or Blue Sky Laws or the H-S-R Act.

   (j) As of both the Valuation Time and the Exchange Date and otherwise as described in Section 3(i), TCG and the Acquiring Series will have full right, power and authority to purchase the Investments and any other assets and assume the liabilities of CGOF to be transferred to the Acquiring Series pursuant to this Agreement.

   (k) The Registration Statement, the Prospectus and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to TCG and the Acquiring Series: (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and at the Exchange Date, the Prospectus, as amended or supplemented by any amendments or supplements filed with the Commission by TCG, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectus or the Proxy Statement made in reliance upon and in conformity with information furnished by CGOF for use in the Registration Statement, the Prospectus or the Proxy Statement.

   (l) The Acquiring Series Shares to be issued by TCG have been duly authorized and when issued and delivered by TCG to CGOF pursuant to this Agreement and the Prospectus will be legally and validly issued by TCG and will be fully paid and nonassessable, and no shareholder of TCG will have any preemptive right of subscription or purchase in respect thereof.

   (m) The issuance of Acquiring Series Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

   (n) Cardinal Government Obligations Fund, upon filing of its first income tax return at the completion of its first taxable year will elect to be a regulated investment company and until such time will take all steps necessary to ensure qualification as a regulated investment company.

4. EXCHANGE DATE; VALUATION TIME. On the Exchange Date, TCG will deliver to CGOF a number of Acquiring Series Shares having an aggregate net asset value equal to the value of the assets of CGOF acquired by the Acquiring Series, less the value of the liabilities of CGOF assumed, determined as hereafter provided in this Section 4.

   (a) The net value of CGOF will be computed as of the Valuation Time, using the valuation procedures set forth in the current prospectus of CGOF.

   (b) The net asset value of each of the Acquiring Series Shares will be determined to the nearest full cent as of the Valuation Time, and shall be set at the net asset value per share of CGOF as of the Valuation Time.

   (c) The Valuation Time shall be 4:00 P.M., Eastern Standard Time, on March 30, 1996, or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

   (d) The Acquiring Series shall issue its Acquiring Series Shares to CGOF on one share deposit receipt registered in the name of CGOF. CGOF shall distribute in liquidation the Acquiring Series Shares received by it hereunder pro rata to its shareholders by redelivering such share deposit receipt to TCG's transfer agent, which will as soon as practicable set up open accounts for each CGOF shareholder in accordance with written instructions furnished by CGOF.

   (e) The Acquiring Series shall assume all liabilities of CGOF, whether accrued or contingent, described in subsection 1(c) hereof in connection with the acquisition of assets and subsequent dissolution of CGOF or otherwise, except that recourse for assumed liabilities relating to CGOF will be limited to the Acquiring Series.

  5. EXPENSES, FEES, ETC.

   (a) Subject to the further provisions of this Section 5, TOC shall be responsible for the fees and expenses of the Reorganization. The Acquiring Series will be responsible for its organization costs. CGOF will be responsible for proxy solicitation and other costs associated with its annual meeting (or special meeting in lieu thereof) to the extent such costs are comparable to those incurred for annual meetings in recent prior years. TOC has undertaken to absorb all other costs of the Reorganization.

   (b) In the event the transactions contemplated by this Agreement are not consummated by reason of CGOF's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to CGOF's obligations referred to in Section 7(a) or Section 9), CGOF shall pay directly all reasonable fees and expenses incurred by TCG in connection with such transactions, including, without limitation, legal, accounting and filing fees.

   (c) In the event the transactions contemplated by this Agreement are not consummated by reason of CGOF's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to TCG's obligations referred to in Section 7(a) or Section 8), TCG shall pay directly all of the reasonable fees and expenses incurred by CGOF in connection with such transactions, including, without limitation, legal, accounting and filing fees.

   (d) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including, without limitation, consequential damages, except as specifically set forth above.

6. EXCHANGE DATE. Delivery of the assets of CGOF to be transferred, assumption of the liabilities of CGOF to be assumed, and the delivery of Acquiring Series Shares to be issued shall be made at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio at 9:00 A.M. on March 31, 1996, or at such other time and date agreed to by TCG and CGOF, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."


7. SPECIAL MEETING OF SHAREHOLDERS; DISSOLUTION.

   (a) CGOF agrees to call a special meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of the assets of CGOF to and the assumption of all of the liabilities of CGOF by the Acquiring Series as herein provided, authorizing and approving this Agreement, and authorizing and approving the liquidation and dissolution of CGOF, and it shall be a condition to the obligations of each of the parties hereto that the holders of shares of beneficial interest, without par value, of CGOF shall have approved this Agreement, and the transactions contemplated herein, including the liquidation and dissolution of CGOF, in the manner required by law and CGOF's Declaration of Trust, at such a meeting on or before the Valuation Time.

   (b) CGOF agrees that the liquidation and dissolution of CGOF will be effected in the manner provided in CGOF's Declaration of Trust and in accordance with applicable law, and that it will not make any distributions of any Acquiring Series Shares to the shareholders of CGOF without first paying or adequately providing for the payment of all of CGOF's known debts, obligations and liabilities.

   (c) Each of TCG and CGOF will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement, including the Prospectus and the Proxy Statement.

8. CONDITIONS TO TCG'S OBLIGATIONS. The obligations of TCG and the Acquiring Series hereunder shall be subject to the following conditions:

   (a) That this Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of CGOF, shall have been approved by the trustees and shareholders of CGOF in the manner required by law.

   (b) CGOF shall have furnished to TCG a statement of CGOF's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on CGOF's behalf by its President (or any Vice President) and Treasurer (or other financial officer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of CGOF since September 30, 1995, other than changes in the Investments since that date or changes in the market value of the Investments, or changes due to net redemptions of shares of CGOF, dividends paid or losses from operations.

   (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of CGOF made in this Agreement are true and correct in all material respects as if made at and as of such dates, CGOF has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to each of such dates, and CGOF shall have furnished to TCG a statement, dated the Exchange Date, signed by CGOF's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

   (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

   (e) TCG shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that (i) CGOF is a business trust validly existing under the laws of the State of Ohio, and is, to the knowledge of such counsel, qualified to do business as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification, (ii) this Agreement has been duly authorized, executed and delivered by CGOF and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by TCG, is a valid and binding obligation of CGOF, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iii) CGOF has power to sell, assign, convey, transfer and deliver the Investments and other assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, CGOF will have duly sold, assigned, conveyed, transferred and delivered such Investments and other assets to TCG, (iv) the execution and delivery of this Agreement did not and the consummation of the transactions contemplated hereby will not, violate CGOF's Declaration of Trust or its By-Laws, as amended, or any provision of any agreement known to such counsel to which CGOF is a party or by which it is bound, it being understood that with respect to any investment restrictions as contained in CGOF's Declaration of Trust or By-Laws, or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of CGOF, whose responsibility it is to advise CGOF with respect to such matters and (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by CGOF of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act.
  In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, CGOF, and certain of its shareholders.

   (f) TCG shall have received an opinion of Baker & Hostetler, addressed to TCG, the Acquiring Series and CGOF, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that for Federal income tax purposes (i) the transfer of all or substantially all of CGOF's assets in exchange for the Acquiring Series Shares and the assumption by the Acquiring Series of liabilities of CGOF will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and each of the Acquiring Series and CGOF are a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by CGOF upon the transfer of the assets of the Acquiring Series in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of CGOF or upon the distribution of Acquiring Series Shares by CGOF to its shareholders in liquidation; (iii) no gain or loss will be recognized by the shareholders of CGOF upon the exchange of their shares for Acquiring Series Shares, (iv) the basis of the Acquiring Series Shares a CGOF shareholder receives in connection with the Reorganization will be the same as the basis of his or her shares exchanged therefor; (v) a CGOF shareholder's holding period for his or her Acquiring Series Shares will be determined by including the period for which he or she held CGOF shares exchanged therefor, provided that he or she held such shares as capital assets; (vi) no gain or loss will be recognized by the Acquiring Series upon the receipt of the assets of CGOF in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of CGOF; (vii) the basis in the hands of the Acquiring Series the assets of CGOF transferred to the Acquiring Series will be the same as the basis of the assets in the hands of CGOF immediately prior to the transfer; and (viii) the Acquiring Series' holding periods of the assets of CGOF will include the period for which such assets were held by CGOF. In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, CGOF, and certain of its shareholders.

   (g) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of TCG, contemplated by the Commission or any state regulatory authority.

     (h) All necessary proceedings taken by CGOF in connection with the transactions contemplated by this Agreement and all documents incidental thereto reasonably shall be satisfactory in form and substance to TCG and Baker & Hostetler.

   (i) Prior to the Exchange Date, CGOF shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income for its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (computed without regard to any deduction for dividends paid), and all of its net capital gain realized in its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (after reduction for any capital loss carryover).

   (j) CGOF shall have furnished to TCG a certificate, signed by the President (or any Vice President) and the Treasurer (or other financial officer) of CGOF, as to the tax cost to TCG of the securities delivered to TCG pursuant to this Agreement, together with any such evidence as to such tax cost as TCG reasonably may request.

   (k) CGOF's custodian shall have delivered to TCG a certificate identifying all of the assets of CGOF held by such custodian as of the Valuation Time.

   (l) CGOF's transfer agent shall have provided to TCG (i) the originals or true copies of all of the records of CGOF in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of CGOF outstanding as of the Valuation Time and (iii) the name and address of each holder of record of any such shares of CGOF and the number of shares held of record by each such shareholder.

   (m) CGOF shall have duly executed and delivered to TCG a bill of sale, assignment, certificate and other instruments of transfer ("Transfer Documents") as TCG may deem necessary or desirable to transfer all of CGOF's entire right, title and interest in and to the Investments and all other assets of CGOF the Acquiring Series.

   (n) TCG and CGOF shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and CGOF, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

  9. CONDITIONS OF CGOF'S OBLIGATIONS. The obligations of CGOF hereunder shall be subject to the following conditions:

   (a) This Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of CGOF, shall have been approved by the trustees and shareholders of CGOF in the manner required by law.

   (b) TCG shall have executed and delivered to CGOF an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Series will assume all of the liabilities, expenses, costs, charges and reserves of CGOF, contingent or otherwise, including liabilities existing at the Valuation Time and described in Section 1(c) hereof in connection with the transactions contemplated by this Agreement.

   (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of TCG made in this Agreement are true and correct in all material respects as if made at and as of such dates, TCG and the Acquiring Series have complied with all of the agreements and satisfied all of the conditions on their part to be performed or satisfied at or prior to each of such dates, and TCG shall have furnished to CGOF a statement, dated the Exchange Date, signed by TCG's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

   (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

   (e) CGOF shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to CGOF and dated the Exchange Date, to the effect that (i) TCG is a business trust validly existing under the laws of the State of Ohio and is, to the knowledge of such counsel, qualified to do business as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification, (ii) the Acquiring Series Shares to be delivered to CGOF as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by TCG and no shareholder of TCG has any preemptive right to subscription or purchase in respect thereof, (iii) this Agreement has been duly authorized, executed and delivered by TCG and assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act, and assuming due authorization, execution and delivery of this Agreement by CGOF, is a valid and binding obligation of TCG, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate TCG's Declaration of Trust or its By-Laws or any provision of any agreement known to such counsel to which TCG or the Acquiring Series is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in TCG's Declaration of Trust, By-Laws or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of TCG whose responsibility it is to advise TCG with respect to such matters, (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated herein, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act.
  In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from CGOF, TCG and certain of its shareholders.

   (f) CGOF shall have received an opinion of Baker & Hostetler addressed to CGOF, TCG and the Acquiring Series and in a form reasonably satisfactory to CGOF dated the Exchange Date, with respect to the matters specified in
  Section 8(f) of this Agreement. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from CGOF, TCG and certain of its shareholders.

   (g) All necessary proceedings taken by TCG in connection with the transactions contemplated by this Agreement and all documents, incidental thereto reasonably shall be satisfactory in form and substance to CGOF and Baker & Hostetler.

   (h) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of CGOF, contemplated by the Commission or any state regulatory authority.

   (i) TCG and CGOF shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and CGOF, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

10. TERMINATION. TCG and CGOF may, by mutual consent of their respective trustees, terminate this Agreement, and TCG or CGOF, after consultation with counsel and by consent of their respective trustees or an officer authorized by such trustees, may, subject to Section 11 of this Agreement, waive any condition to their respective obligations hereunder.

11. SOLE AGREEMENT; GOVERNING LAW; AMENDMENTS. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter and shall be construed in accordance with and governed by the laws of the State of Ohio.

  This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officer of TCG and CGOF; provided, however, that following the meeting of CGOF's shareholders called by CGOF pursuant to Section 7 of this Agreement, no such amendment may have the effect of altering or changing the amount or kind of shares received by CGOF, or altering or changing to any material extent the amount or kind of liabilities assumed by TCG and the Acquiring Series, or altering or changing any other terms and conditions of the Reorganization if any of the alterations or changes, alone or in the aggregate, would materially adversely affect CGOF's shareholders without their further approval.

  This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.


                                     THE CARDINAL GROUP


                                     By /s/ Frank W. Siegel
                                        ----------------------------------
                                            Frank W. Siegel, President

                                     CARDINAL GOVERNMENT OBLIGATIONS FUND


                                     By /s/ Frank W. Siegel
                                        ----------------------------------
                                            Frank W. Siegel, President

                            CROSS-REFERENCE SHEET


FORM N-14 ITEM        CAPTION IN COMBINED PROSPECTUS/PROXY STATEMENT
--------------        ----------------------------------------------
     1                Cross-Reference Sheet; Front Cover

     2                TABLE OF CONTENTS

     3                APPROVAL OF THE PLAN -- Summary and -- Special
                      Considerations And Risk Factors

     4                APPROVAL OF THE PLAN -- The  Proposed Transaction,
                      -- Additional Comparative Information

     5                APPROVAL OF THE PLAN -- Comparison Of Investment
                      Objectives, Policies And Restrictions and --
                      Additional Comparative Information; MISCELLANEOUS --
                      Additional Information and -- Documents Incorporated by
                      Reference

     6                APPROVAL OF THE PLAN -- Comparison Of Investment
                      Objectives, Policies And Restrictions and --
                      Additional Comparative Information; MISCELLANEOUS --
                      Additional Information and -- Documents Incorporated by
                      Reference

     7                Front Cover; APPROVAL OF THE PLAN -- Summary, --
                      Approval and Consummation of the Proposed
                      Transaction, -- The Proposed Transaction; and
                      MISCELLANEOUS -- Solicitation of Proxies and Payment of
                      Expenses and -- Substantial Shareholders

     8                Not Applicable

     9                Not Applicable

                                 [Letterhead]

                                                             January ____, 1996

Dear Cardinal Government Securities Trust Shareholder:

The Board of Trustees of Cardinal Government Securities Trust (the "Trust") recently reviewed and unanimously approved a proposal to reorganize the Trust with and into a newly created series of The Cardinal Group (the "Group"). This proposed reorganization is described in the accompanying Combined Prospectus/Proxy Statement and will be addressed at the Annual Meeting of Shareholders on February 23, 1996.

The primary purpose of the proposed reorganization is to achieve certain economies of scale by having the Trust become an additional series of the Group rather than operate as a separate stand-alone investment company. By operating more efficiently, we expect to realize cost savings through the elimination of certain Annual Meeting expenses, a reduction of printing and mailing expenditures, the lowering of regulatory filing expenses and the reduction of professional fees. The Board determined that such a reorganization is in the best interest of the Trust.

If the Agreement and Plan of Reorganization and Liquidation is approved, you will receive shares of the newly created series of the Group, known as Cardinal Government Securities Money Market Fund, in exchange for your shares of the Trust. Shares received in this distribution will be equal in value at the time of reorganization to your shares in the Trust. There will be no adverse federal income tax consequences associated with this distribution.

As a result of the reorganization, many features of the new series will be the same as those of the Trust. For instance, the securities in the underlying portfolio will remain the same. Purchase and redemption procedures will not change. Slight differences in investment policies and restrictions are proposed but are not expected to increase the level of risk associated with your investment.

Please read the accompanying materials carefully. For more details regarding the proposed reorganization, direct any questions you may have to the Treasurer of the Trust, Mr. James Schrack, at (800) 282-9446. IT IS VERY IMPORTANT THAT YOU COMPLETE AND RETURN THE PROXY CARD.

Thank you for your support and investment in Cardinal Government Securities
Trust.

Sincerely,


Frank W. Siegel, CFA
President
Cardinal Government Securities Trust

                    CARDINAL GOVERNMENT SECURITIES TRUST
                            155 EAST BROAD STREET
                            COLUMBUS, OHIO  43215
                          TELEPHONE: (800) 282-9446

                  NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                       TO BE HELD ON FEBRUARY 23, 1996

To The Shareholders Of Cardinal
Government Securities Trust:

  Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Cardinal Government Securities Trust (the "Trust") will be held on Friday, February 23, 1996, at 10:00 A.M. (Eastern Time) concurrently with the annual or special in lieu of annual meetings of three of the other funds of the Cardinal family of funds, at the offices of the Trust, 155 East Broad Street, Columbus, Ohio 43215. The Meeting is being called for the following purposes:

  (1) To elect ten trustees of the Trust to hold office for the ensuing year and until their successors are elected and qualified;

  (2) To ratify the selection of KPMG Peat Marwick LLP, independent certified public accountants, as auditors to be employed by the Trust for the fiscal year ending September 30, 1996;

  (3) To approve an Agreement and Plan of Reorganization and Liquidation (the "Plan") for the Trust, and the transactions contemplated thereby, which includes (a) the transfer of all of the assets of the Trust to Cardinal Government Securities Money Market Fund (the "Acquiring Fund") of The Cardinal Group (the "Group"), in exchange for shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the Trust; and (b) the distribution to shareholders of the Trust of shares of the Acquiring Fund so received in complete liquidation of the Trust; and

  (4) To transact such other business as may properly come before the Meeting, or any adjournment(s) thereof, including any adjournment(s) necessary to obtain requisite quorums and/or approvals.

  The Board of Trustees of the Trust has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders of the Trust entitled to receive notice of and to vote at the Meeting or any adjournments thereof. The enclosed Combined Prospectus/Proxy Statement contains further information regarding the Meeting and the proposals to be considered. The enclosed Proxy Card is intended to permit you to vote even if you do not attend the Meeting in person.

  IN ORDER TO HAVE A QUORUM FOR ACTION AT THE MEETING, THE HOLDERS OF AT LEAST A MAJORITY OF THE TRUST'S SHARES OUTSTANDING MUST BE PRESENT IN PERSON OR BY PROXY. THEREFORE, YOUR PROXY IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SIGNED BUT UNMARKED PROXY CARDS WILL BE COUNTED IN DETERMINING WHETHER A QUORUM IS PRESENT AND WILL BE VOTED IN FAVOR OF THE PROPOSALS.

                                     By Order of the Board of Trustees


                                     Karen J. Hipsher, Secretary

January __, 1996



                  YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS
                     OF THE NUMBER OF SHARES THAT YOU OWN.
                    PLEASE MARK, SIGN, DATE AND RETURN YOUR
                            PROXY CARD IMMEDIATELY.

                      COMBINED PROSPECTUS/PROXY STATEMENT
                                January __, 1996

Cardinal Government Securities                Cardinal Government Securities
Money Market Fund, a series of                  Trust
The Cardinal Group                            155 East Broad Street
155 East Broad Street                         Columbus, Ohio 43215
Columbus, Ohio  43215                         Telephone: (800) 282-9446
Telephone: (800) 282-9446

  This Combined Prospectus/Proxy Statement is being furnished to shareholders of Cardinal Government Securities Trust, a Pennsylvania business trust (the "Trust"), in connection with the solicitation of proxies by the Board of Trustees of the Trust to be used at the Annual Meeting of Shareholders of the Trust (the "Meeting"), to be held at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215 on Friday, February 23, 1996, beginning at 10:00 A.M. (Eastern Time).

  In addition to the customary annual election of Trustees and ratification of the selection of independent accountants, the Trustees of the Trust are seeking your approval of an Agreement and Plan of Reorganization and Liquidation (the "Plan"), which contemplates that Cardinal Government Securities Money Market Fund (the "Acquiring Fund"), a series or portfolio of The Cardinal Group (the "Group"), will acquire all of the assets of and will assume all of the liabilities of the Trust in exchange for shares of the Acquiring Fund.

  Following such exchange, the shares of the Acquiring Fund received by the Trust will be distributed to the Trust's shareholders and the Trust will be liquidated and dissolved. This exchange and distribution transaction is sometimes referred to herein as the "Reorganization."

  This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor, including shareholders of the Trust, should know before investing. Additional information about the Reorganization and the Acquiring Fund is contained in a separate Statement of Additional Information which has been filed with the Securities and Exchange Commission (the "Commission") and is available upon request without charge by calling the Group at (800) 282-9446 or writing to the Group at the address set forth above. The Statement of Additional Information bears the same date as this Combined Prospectus/Proxy Statement and is incorporated by reference herein.



  THE SHARES OF THE ACQUIRING FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR ARE SUCH SHARES FEDERALLY INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. AN INVESTMENT IN THE ACQUIRING FUND INVOLVES CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF

PRINCIPAL. THE ACQUIRING FUND INTENDS TO MAINTAIN A CONSTANT NET ASSET VALUE OF $1.00 PER SHARE, BUT THERE CAN BE NO ASSURANCE THAT NET ASSET VALUE WILL NOT VARY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

  Upon completion of the Reorganization, you will receive full and fractional shares of the Acquiring Fund equal in value when issued to the shares of the Trust owned by you immediately prior to the Reorganization. No commissions or sales loads will be charged in connection with the Reorganization and there will be no adverse federal income tax consequences. You should separately consider any other tax consequences in consultation with your tax advisers.

  As discussed in detail herein, the investment objectives and strategy of the Acquiring Fund are substantially similar to those of the Trust. There are some differences between investment policies and restrictions, as well as differences in fees and in voting rights, which are described in detail below. The Prospectus of the Acquiring Fund relating to its shares, dated January __, 1996, is incorporated by reference into this Combined Prospectus/Proxy Statement and accompanies this Combined Prospectus/Proxy Statement.

  The Trust's Prospectus dated February 1, 1995, as supplemented December 11, 1995, contains additional information about the Trust, has been filed with the Commission, is incorporated by reference herein and is available without charge by writing the Trust at 155 East Broad Street, Columbus, Ohio 43215, or by calling the Trust at (800) 282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of the request.

                              TABLE OF CONTENTS


                                                                    Page
                                                                    ----
GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

ELECTION OF TRUSTEES -- ISSUE 1 . . . . . . . . . . . . . . . . . .    5

  Compensation Table  . . . . . . . . . . . . . . . . . . . . . . .    8
  Other Executive Officers  . . . . . . . . . . . . . . . . . . . .    9

RATIFICATION OF SELECTION OF INDEPENDENT
  ACCOUNTANTS - ISSUE 2 . . . . . . . . . . . . . . . . . . . . . .    9

APPROVAL OF THE PLAN - ISSUE 3  . . . . . . . . . . . . . . . . . .   10

  Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
  Special Considerations and Risk Factors . . . . . . . . . . . . .   14
  The Proposed Transaction  . . . . . . . . . . . . . . . . . . . .   16
  Comparison of Investment Objectives,
     Policies and Restrictions  . . . . . . . . . . . . . . . . . .   21
  Investment Restrictions . . . . . . . . . . . . . . . . . . . . .   21
  Additional Comparative Information  . . . . . . . . . . . . . . .   23
  Miscellaneous  . . . . . . . . .  . . . . . . . . . . . . . . . .   28

EXHIBIT A -- AGREEMENT AND PLAN OF REORGANIZATION
  AND LIQUIDATION . . . . . . . . . . . . . . . . . . . . . . . . .  A-1

                                   GENERAL

  This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees of the Trust to be used in connection with the Meeting to be held on Friday, February 23, 1996.

  The management knows of no business which will be presented for consideration other than that mentioned in Issues 1, 2 and 3 of the Notice of Annual Meeting of Shareholders. If any other matters are properly presented at the Meeting or any adjournment(s) thereof, it is the intention of the persons named therein to vote the proxies in accordance with their judgment on such matters.

  The Board of Trustees has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting (the "Record Date"). On the Record Date there were ________ shares of beneficial interest, par value $0.01 per share ("Shares"), of the Trust outstanding and entitled to vote. Each of the Shares is entitled to one vote. Shareholders of fractional Shares will be entitled to a vote of such fraction. Shareholders holding a majority of the outstanding Shares of the Trust will be deemed to constitute a quorum for the transaction of business at the Meeting.

  The expenses for preparation, printing and mailing of the enclosed proxy, accompanying notice and Combined Prospectus/Proxy Statement, or any re-solicitation of the foregoing, will be paid in part by the Trust and in part by The Ohio Company.

  Only shareholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Meeting. Shares represented by management proxies, unless previously revoked, will be voted at the Meeting in accordance with the instructions of the shareholders. If no instructions are given, the proxies will be voted in favor of the proposals. To revoke a management proxy, the shareholder giving such proxy must either submit to the Trust a subsequently dated proxy, deliver to the Trust a written notice of revocation or otherwise give notice of revocation in open meeting, in all cases prior to the exercise of the authority granted in the management proxy.

  In the event that sufficient votes are not received by the Meeting date, a person named as proxy may propose one or more adjournments of the Meeting for a period or periods of not more than 45 days in the aggregate to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the Trust's Shares present at the Meeting in person or by proxy. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposals and will vote against any such adjournment those proxies required to be voted against the proposals.

  The mailing address of the principal executive offices of the Trust is 155 East Broad Street, Columbus, Ohio 43215. The approximate date on which this Combined Prospectus/Proxy Statement and form of proxy are first sent to shareholders is January ___, 1996.

  As of the Record Date, the Acquiring Fund had no shares outstanding. The Acquiring Fund does not have and will not have until the effective date of the Reorganization, any assets or liabilities nor will it have commenced operations.

  Any proxy which is properly executed and received in time to be voted at the Meeting will be counted in determining whether a quorum is present and will be voted in accordance with the instructions marked thereon. Abstentions and "broker non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote) will be counted for purposes of determining whether a quorum is present. For purposes of determining whether a proposal has been approved, abstentions and broker non-votes will have the effect of a vote against the proposal in those instances where approval of an issue requires a certain percentage of all votes outstanding or of the votes constituting the quorum.

                       ELECTION OF TRUSTEES -- ISSUE 1

  It is the present intention that the enclosed proxy will be used for the purposes of voting in favor of the election of each of the following ten nominees as a trustee to hold office until the next annual meeting and until his successor is elected and qualified. Except for Mr. Allen, each of the nominees is a member of the present Board of Trustees of the Trust and has been elected by shareholder vote. Pursuant to Rule 14a-4(d) under the Securities Exchange Act of 1934, each nominee has consented to be named in this Combined Prospectus/Proxy Statement and to serve if elected. It is not expected that any of the nominees will decline or become unavailable for election, but in case this should happen, the discretionary power given in the proxy may be used to vote for a substitute nominee or nominees.

        NAME, AGE, POSITION WITH THE TRUST                                                  SHARES OF TRUST
             PRINCIPAL OCCUPATION(a)                                    A TRUSTEE OF       BENEFICIALLY OWNED    % OF CLASS AT
DIRECTORSHIPS WITH OTHER PUBLICLY HELD COMPANIES(b)                    THE TRUST SINCE         AS OF 1/8/96         1/8/96
--------------------------------------------------                    ---------------    ----------------------  -------------
H. KEITH ALLEN -- Age 54 -- Chairman(c) and Trustee(d)(f)*                    1995                _______          _______ %
Chief Operating Officer, Secretary, Treasurer and a Director
of The Ohio Company (investment banking).

FRANK W. SIEGEL -- Age 43 -- President(c) and Trustee (d)(f)*                 1995                _______          _______
Chartered Financial Analyst and Senior Vice President of The
Ohio Company (investment banking); formerly Vice President of
Keystone Group (mutual fund management/ administration);
formerly Senior Vice President of Trust Advisory Group
(mutual fund consulting).

GORDON B. CARSON -- Age 84 -- Trustee(f)                                      1980                _______          _______
Principal, Whitfield Robert Associates (construction consulting firm).

JOHN B. GERLACH, JR. -- Age 41 -- Trustee(e)                                  1993                _______          _______
President and a Director of Lancaster Colony Corporation
(diversified consumer products) since 1994; formerly Executive
Vice President, Secretary and a Director of Lancaster Colony.

MICHAEL J. KNILANS -- Age 68 -- Trustee(f)  From November,                    1989                _______          _______
1989 to August, 1995, member, Workers' Compensation Board
(Ohio Bureau of Workers Compensation), and Chairman from
1992 through August, 1995; a Director of Eagle Food Centers, Inc.
(supermarket company).

JAMES I. LUCK -- Age 50 -- Trustee                                            1989                _______          _______
President of The Columbus Foundation (philanthropic public foundation).

DAVID L. NELSON -- Age 65 -- Trustee(d)(e)                                    1983                _______          _______
Chairman of the Board of Directors of Herman Miller, Inc. (furniture manufacturer); former Vice President, Customer Support, Americas Region, and Vice President, Customer Satisfaction, Industry Segment, of Asea
Brown Boveri, Inc. (designer and manufacturer of process automation systems for basic industries).

C. A. PETERSON -- Age 69 -- Trustee*                                          1980                _______          _______
Chartered Financial Analyst and former Senior Executive Vice President and a Director of The Ohio Company (investment banking).

LAWRENCE H. ROGERS II -- Age 74                                               1980                _______          _______
Trustee  Self-employed author; former Vice Chairman of Motor Sports
Enterprises, Inc.; also a Director of Cincinnati Life Insurance Company and Cincinnati Financial Corporation.



        NAME, AGE, POSITION WITH THE TRUST                                                  SHARES OF TRUST
             PRINCIPAL OCCUPATION(a)                                   A TRUSTEE OF        BENEFICIALLY OWNED   % OF CLASS AT
DIRECTORSHIPS WITH OTHER PUBLICLY HELD COMPANIES(b)                   THE TRUST SINCE          AS OF 1/8/96         1/8/96
--------------------------------------------------                    ---------------    ----------------------  -------------
JOSEPH H. STEGMAYER -- Age 44 -- Trustee(d)(e)                              1986                 _______            _______
President and a Director of Clayton Homes, Inc. (manufactured homes); former Vice President, Treasurer, Chief Financial
Officer and a Director of Worthington Industries, Inc.
(specialty steel and plastics manufacturer).



All Trustees and Officers of the Trust as a group
(including __ persons).
_____________________

(a)  Unless otherwise noted, Principal Occupation reflects principal responsibility of each individual during the past five years.
(b)  All nominees also serve as Trustees of Cardinal Tax Exempt Money Trust, Cardinal
     Government Obligations Fund and the Group, and as
     Directors of The Cardinal Fund Inc.
(c)  Mr. Allen has been an officer of the Trust since July, 1995.  Mr. Siegel has been an officer of the Trust since October, 1994.
(d)  Member of the Nominating Committee.
(e)  Member of the Audit Committee.
(f)  Member of the Executive Committee.

* Messrs. Allen, Siegel and Peterson are considered "interested persons" of the Trust and Cardinal Management Corp., as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act").


  The Trust has an Audit Committee comprised of the above designated Trustees. During the fiscal year ended September 30, 1995, the Audit Committee held two meetings. The function of such Committee includes such specific matters as recommending independent auditors to the Board of Trustees, reviewing audit plans and results of audits, and considering other related matters deemed appropriate by the Board of Trustees.

  The Trust has a Nominating Committee which is comprised of the above designated Trustees. During the fiscal year ended September 30, 1995, the Nominating Committee held no meetings. The Committee's function includes selecting and recommending to the full Board of Trustees nominees for election as Trustees of the Trust. The Committee has been able to identify from its own resources an ample number of qualified candidates, but will consider shareholder suggestions of persons to be considered as nominees to fill future vacancies on the Board. Such suggestion must be sent in writing to the Nominating Committee of the Trust, c/o the Trust's Secretary. Suggestions must be received by the Trust's Secretary before the end of the Trust's fiscal year to be eligible for consideration for nomination at or before the next annual meeting of shareholders.

   During the fiscal year ended September 30, 1995, the Trust's Board of Trustees held four meetings.

  The affirmative vote of a majority of the Shares of the Trust present in person or by proxy is required for the election of trustees.

  The following table sets forth information regarding all compensation paid by the Trust to its Trustees for their services as trustees during the fiscal year ended September 30, 1995. The Trust has no pension or retirement plans.

COMPENSATION TABLE

 NAME AND POSITION              AGGREGATE COMPENSATION            TOTAL COMPENSATION FROM THE
 WITH THE TRUST*                   FROM THE TRUST                 TRUST AND THE FUND COMPLEX**
 --------------                 ----------------------            ----------------------------
 H. Keith Allen                            $0                                $0
 Chairman, Trustee and Member of
 Executive and
 Nominating Committees

 Gordon B. Carson                          $2,400                            $12,000
 Trustee and Member of Executive
 Committee

 John B. Gerlach                           $2,600                            $13,000
 Trustee and Member of Audit Committee

 Michael J. Knilans                        $2,400                            $12,000
 Trustee and Member of Executive
 Committee

 James I. Luck                             $2,400                            $12,000
 Trustee

 David L. Nelson                           $2,600                            $13,000
 Trustee and Member of Audit and
 Nominating Committees

 C.A. Peterson                             $2,400                            $12,000
 Trustee

 Lawrence H. Rogers, II                    $2,400                            $12,000
 Trustee

 Frank W. Siegel                           $0                                $0
 Trustee, President and Member of
 Nominating and Executive Committees

 NAME AND POSITION                         AGGREGATE COMPENSATION            TOTAL COMPENSATION FROM THE
 WITH THE TRUST*                           FROM THE TRUST                    TRUST AND THE FUND COMPLEX**
 --------------                            --------------                    -----------------------------
 Joseph H. Stegmayer                       $2,000                            $10,000
 Trustee and Member of Audit and
 Nominating Committees
_______

  *During the fiscal year ended September 30, 1995, Hannibal L. Godwin, a former officer of the Trust, and John L. Schlater, each former officers of The Ohio Company and CMC, had served as trustees of the Trust but no longer do so as of the date hereof. Neither Mr. Godwin nor Mr. Schlater received any compensation from the Trust or the Fund Complex.

  **For purposes of this Table, Fund Complex means one or more mutual funds, including the Trust, which have a common investment adviser or affiliated investment advisers or which hold themselves out to the public as being related.


OTHER EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the other executive officers of the Trust:

 NAME (POSITION WITH                                                     PRINCIPAL                          AN OFFICER OF THE
        TRUST)                             AGE                          OCCUPATION(1)                         TRUST SINCE
 -------------------                      -------                      -----------------                    -----------------
  James M. Schrack II                       37                         Vice President                             1983
    (Treasurer)                                                          The Ohio Company

  David C. Will                             54                         Vice President                             1993
    (Vice President)                                                     The Ohio Company

  Karen J. Hipsher                          50                         Employee                                   1994
    (Secretary)                                                          The Ohio Company

______________

(1) Principal occupation reflects the principal responsibility of each individual during the past five years.


  Officers of the Trust are elected for terms of one year and until their respective successors are chosen and qualified, subject to removal from office at any time by a vote of the majority of the Board of Trustees.

  None of the officers of the Trust receives compensation from the Trust. The Trust has no employees.

         RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS - ISSUE 2

  The Board of Trustees of the Trust, including a majority of the Board of Trustees who are not "interested persons," on November 13, 1995, approved the selection of KPMG Peat Marwick LLP as the independent certified public accountants of the Trust. Unless instructed in the Proxy to the contrary, the persons named therein intend to vote in favor of the ratification of the selection of

  KPMG Peat Marwick LLP as independent certified public accountants of the Trust to serve for the fiscal year ending September 30, 1996.

  A representative of KPMG Peat Marwick LLP will be present at the Meeting with an opportunity to make a statement if he desires to do so and to respond to appropriate questions.

  The affirmative vote of shareholders holding at least a majority of the voting power of the Trust is required to ratify the Board of Trustees' selection of KPMG Peat Marwick LLP as independent accountants for the Trust.

                        APPROVAL OF THE PLAN - ISSUE 3

SUMMARY

  This Summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, the accompanying Prospectus of the Acquiring Fund dated January __, 1996, and the Prospectus of the Trust dated February 1, 1995, as supplemented December 11, 1995.

  PROPOSED REORGANIZATION. The Plan provides for the transfer of all of the assets of the Trust to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Group on behalf of the Acquiring Fund of all of the liabilities of the Trust. The Plan also calls for the distribution of shares of the Acquiring Fund to the Trust's shareholders in complete liquidation of the Trust. (The foregoing proposed transactions are referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Trust will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholder's Shares of the Trust as of the close of business on the day preceding the date that the Trust's assets are exchanged for shares of the Acquiring Fund. Proposals for similar reorganizations into other series of the Group are simultaneously being made to shareholders of The Cardinal Fund Inc., Cardinal Government Obligations Fund and Cardinal Tax Exempt Money Trust, the other funds of the Cardinal family of funds.

  For the reasons set forth below under "THE PROPOSED TRANSACTION -- REASONS FOR THE REORGANIZATION," the Board of Trustees of the Trust, including the Trustees of the Trust (the "Independent Trustees") who are not "interested persons" as that term is defined in the 1940 Act, at a special meeting held on November 13, 1995, unanimously concluded that the Reorganization will be in the best interests of the Trust and its shareholders and that the interests of the Trust's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Trust's shareholders. The Board of Trustees of the Group has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

  Approval of the Reorganization will require the affirmative vote of not less than two-thirds of the Shares of the Trust outstanding. See "APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION" below.

  COMPARATIVE EXPENSE INFORMATION. The purpose of the following tables is to assist shareholders of the Trust in understanding the costs and expenses that a shareholder in the Acquiring Fund would bear directly or indirectly. The shareholder transaction expenses for the Acquiring Fund are estimated for the fiscal period following the Reorganization and ending September 30, 1996. The expenses of the Trust are based upon the fiscal year ended September 30, 1995.

                                     ACQUIRING                 ACQUIRING FUND ON
SHAREHOLDER TRANSACTION EXPENSES        FUND         TRUST     A PRO FORMA BASIS*
--------------------------------     ----------      -----     ------------------
Sales Charge (as a percentage of         0%          0%              0%
  offering price)

Annual Fund Expenses (as a percentage
  of average net assets)

     Investment Advisory Fees          .50%        .50%            .50%

     Rule 12b-1 Fees                     0           0               0

     Other Expenses                    .29(1)      .31             .29
                                       ------      ---             ---

     Total Fund Operating Expenses     .79%        .81%            .79%
                                       ====        ====            ====
________________

1 "Other Expenses" are based upon estimated amounts for the current fiscal year.
* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.


EXAMPLE
-------
You would pay the following
expenses on a $1,000
investment, assuming (1) 5%
annual return and (2)
redemption at the end of each
period:

                                                                                       ACQUIRING FUND ON
                                      ACQUIRING FUND                 TRUST             A PRO FORMA BASIS*
                                      --------------                 -----             ------------------
One Year                                                                                        $ 8
                                           $ 8                       $  8
Three Years                                $25                       $ 26                       $25

Five Years                                 N/A                       $ 45                       $44

Ten Years                                  N/A                       $100                       $98

______________

* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.


  FEDERAL INCOME TAX CONSEQUENCES. Prior to completion of the Reorganization, the Trust will have received an opinion of counsel that, upon the consummation of the Reorganization and the transfer of the assets of the Trust, no gain or loss will be recognized by the Trust or its shareholders for federal income tax purposes. The holding period and aggregate tax basis for the Acquiring Fund shares that are received by a Trust shareholder will be the same as the holding period and aggregate tax basis of the Shares of the Trust previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Trust in the hands of the Acquiring Fund as a result of the Reorganization will be the same as the holding period and tax basis of the assets in the hands of the Trust immediately prior to the Reorganization.

  APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION. The Board of Trustees of the Trust, at a special meeting held on November 13, 1995, determined unanimously that the Reorganization is in the best interests of the Trust and that the interests of the existing shareholders of the Trust will not be diluted as a result of the Reorganization. Similarly, the Board of Trustees of the Group unanimously determined that the Reorganization is in the best interests of the Group and the Acquiring Fund. The proposed Reorganization of the Trust with and into the Acquiring Fund is part of a larger plan to reorganize each of the Trust, Cardinal Government Obligations Fund, Cardinal Tax Exempt Money Trust and The Cardinal Fund Inc., each a separate stand-alone investment company, into a separate portfolio of the Group, and will allow the shareholders of the Trust to realize certain economies of scale as a result of becoming shareholders of a series investment company and thus having certain fixed fees spread over a larger pool of assets. In addition, the corporate structure of and the more uniform investment policies and restrictions of the Acquiring Fund will improve oversight of compliance obligations and overall management of the shareholders' investment since many of such policies and restrictions will be the same for all of the series or portfolios of the Group. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION."

  To be approved, the Plan will require the affirmative vote of no less than two-thirds of the Shares of the Trust entitled to vote on the matter. The Reorganization with respect to the Trust is not contingent on the approval of the Reorganization with respect to any of the other Cardinal funds. If the Trust's shareholders do not approve the proposed Reorganization, the Trust's Board of Trustees will consider what other alternatives would be in the shareholders' best interests. If the Plan is approved at the Meeting, the effective date of the Reorganization (the "Closing Date") is expected to be on or about March 31, 1996, subject, however, to the receipt by the Trust and the Group, if necessary, of an order of exemption from the Commission with respect to the Reorganization.

  INVESTMENT OBJECTIVES AND POLICIES. The Trust and the Acquiring Fund have the same investment objectives, and generally have the same investment policies and restrictions. Each of the Trust and the Acquiring Fund seek to maximize current income while preserving capital and maintaining liquidity. In order to achieve these objectives, the Acquiring Fund has a policy of investing as fully as possible, but in no event less than 80% of its total assets, in U.S. Treasury bills, notes and bonds, other obligations issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements relating to such obligations. The Trust seeks to attain its investment objectives by investing in U.S. Treasury bills, notes and bonds, other obligations issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements relating to such obligations. Each of the Acquiring Fund and the Trust will purchase only obligations which have, or are deemed to have, maturities, from the date of purchase, of thirteen months or less. For a discussion of the differences between the investment policies and restrictions of the Acquiring Fund and the Trust, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS -- INVESTMENT RESTRICTIONS."

  FEES AND EXPENSES. Each of the Trust and the Acquiring Fund pay the following fees: to Cardinal Management Corp. ("CMC") an investment advisory and management fee computed daily and payable monthly at the annual rate of 0.50% of the value of its average daily net assets; and to CMC for transfer agency services an annual fee, paid monthly, at an annual rate of $21 per shareholder account plus out-of-pocket expenses. The Acquiring Fund also pays to CMC for fund accounting services a fee computed daily and paid periodically at an annual rate of .03% of its average daily net assets of $100 million or less and .01% of its average daily net assets in excess of $100 million.

  The Trust pays to CMC for fund accounting services a fee equal to $9,000 for the first $25 million of assets and $3,000 for each additional $25 million of assets.

  Shares of each of the Trust and the Acquiring Fund are distributed by The Ohio Company, a registered broker-dealer and the sole shareholder of CMC. Neither the Trust nor the Acquiring Fund pays any distribution fees or expenses nor is any sales charge imposed upon the sale of its shares.

  The expense ratio of the Acquiring Fund subsequent to the Reorganization is expected to be slightly lower than that of the Trust. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION." The total annual operating expenses of the Trust as of September 30, 1995, were 0.81% as a percentage of average net assets. Assuming the same level of net assets for the Acquiring Fund after the Reorganization, it is estimated that the total annual operating expenses for the Acquiring Fund stated as a percentage of average net assets would be 0.79%.

  COMPARISON OF PURCHASE AND REDEMPTION PROCEDURES. Shares of the Trust and the Acquiring Fund are offered at net asset value and may be purchased through The Ohio Company on each day the New York Stock Exchange is open for business (a "Business Day"). The minimum initial investment in both the Trust and the Acquiring Fund is $1,000, the minimum subsequent investment is $100 and there is no sales charge imposed upon the purchase of shares or upon the reinvestment of dividends and distributions.

  Redemption orders for shares of both the Trust and the Acquiring Fund must be placed with CMC. Proceeds of redemption requests received by CMC in proper form before (1) 4:00 p.m. Eastern Time for shareholders who are customers of The Ohio Company and who have submitted their redemption request through their broker at The Ohio Company or (2) 12:00 noon Eastern Time for all other redemption requests, will be sent by mail on the next Business Day or, if the expedited redemption option is available, by federal funds wire on the next Business Day for use on that day.

  COMPARISON OF EXCHANGE PRIVILEGES. Shares of the Trust and of the Acquiring Fund may be exchanged for shares of any other fund advised by The Ohio Company or CMC (a "Cardinal Fund") at respective net asset values, although a sales charge may be applicable upon exchanges of shares for a Cardinal Fund sold with a sales charge.

  COMPARISON OF DIVIDEND POLICIES. Each of the Trust and the Acquiring Fund declare dividends daily and pay dividends from net investment income monthly. Each of the Trust and Acquiring Fund will distribute all of any capital gains at least annually. In addition, shareholders of the Trust and the Acquiring Fund receive dividends and distributions in the form of additional shares and not in cash unless otherwise requested by the shareholder.

  COMPARISON OF VOTING RIGHTS. Each shareholder of the Trust is entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held on each matter submitted to the vote of the Trust's shareholders. Each shareholder of the Acquiring Fund, however, is entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. In addition, on certain matters, such as the election of Trustees, the shareholders of the Acquiring Fund will need to vote as a group with the other shareholders of the Group. Therefore, shareholders of the Acquiring Fund may be unable to elect, based upon their votes alone, the trustees of the Group.

SPECIAL CONSIDERATIONS AND RISK FACTORS

  Because the investment objectives, policies, strategies and restrictions of the Trust and the Acquiring Fund are substantially similar, the overall level of investment risk should not materially change as a result of the Reorganization. There can be no assurance that either the Trust or the Acquiring Fund will achieve its investment objectives or be able continuously to maintain a net asset value per share of $1.00.

  The following discussion is qualified in its entirety by the disclosure set forth in the Acquiring Fund's Prospectus accompanying this Combined Prospectus/Proxy Statement and the Trust's Prospectus. For additional information, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS" and "ADDITIONAL COMPARATIVE INFORMATION," below.

  GOVERNMENT SECURITIES. The Trust intends to invest all, and the Acquiring Fund intends to be invested as fully as possible but in no event less than 80%, of its total assets in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or repurchase agreements relating to such securities. Direct obligations issued by the U.S. Treasury include bills, notes and bonds which differ from each other only in interest rates, maturities and times of issuance; Treasury bills have a maturity of one year or less; Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of greater than ten years.

  Examples of obligations issued by agencies or instrumentalities of the U.S. Government include, among others, securities issued by the General Services Administration, Federal Housing Administration, Farmers Home Administration, Government National Mortgage Association, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Land Banks, Federal Home Loan Mortgage Corporation, Central Bank for Cooperatives, Maritime Administration, The Tennessee Valley Authority, Washington, D.C. Armory Board, Export-Import Bank of the United States, the International Bank for Reconstruction and Development, Federal National Mortgage Association and Student Loan Marketing Association. Certain of such U.S. Government obligations may have variable or floating rates of interest. The Trust and the Acquiring Fund each intend to invest in variable and floating rate instruments whose market value, upon reset of the interest rate, will approximate par value because their interest rates will be tied to short-term market rates. Some obligations issued or guaranteed by U.S. Government agencies or instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by U.S. Treasury guarantees; and others, such as those issued by Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury. In addition, some obligations of U.S. Government agencies or instrumentalities, such as those issued by the Federal

National Mortgage Association, are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality and others, such as those issued by the Student Loan Marketing Association, are supported solely by the credit of the issuing agency or instrumentality itself. No assurance can be given that the U.S. Government will provide financial support to such U.S. Government sponsored agencies or instrumentalities in the future, since it is not obligated to do so by law. The Trust and the Acquiring Fund each will invest in such securities only when it is satisfied that the credit risk with respect to the issuer is minimal.

  REPURCHASE AGREEMENTS. Securities held by each of the Trust and the Acquiring Fund may be subject to repurchase agreements. Under the terms of a repurchase agreement, the Trust or the Acquiring Fund acquires securities from a financial institution such as a well-established securities dealer or a bank which is a member of the Federal Reserve System which the Adviser deems creditworthy under guidelines approved by the respective Boards of Trustees. At the time of purchase, the bank or securities dealer agrees to repurchase the underlying securities at a specified time and price. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. Under the 1940 Act, repurchase agreements are considered to be loans by the Trust and the Acquiring Fund. The Trust and the Acquiring Fund will only enter into a repurchase agreement where (i) the underlying securities are of the type which such fund's investment policies would allow it to purchase directly, (ii) the market value of the underlying security, including interest accrued, will be at all times equal to or exceed the value of the repurchase agreement, and (iii) payment for the underlying securities is made only upon physical delivery or evidence of book-entry transfer to the account of the fund's custodian or a bank acting as agent. CMC will be responsible for continuously monitoring such requirements. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Trust or the Acquiring Fund (as the case may be) could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the underlying securities during the period while seeking to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights.

  INVESTMENT COMPANY SECURITIES. Each of the Trust and the Acquiring Fund may also invest up to 10% of the value of its total assets in the securities of other investment companies subject to the limitations set forth in the 1940 Act. Such funds intend to invest in the securities of other money market mutual funds for purposes of short-term cash management. Their investment in such other investment companies may result in the duplication of fees and expenses, particularly investment advisory fees.

THE PROPOSED TRANSACTION

  AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that all of the assets of the Trust as of the Exchange Date (as defined in the Plan) will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Trust. The Exchange Date is expected to be on or about March 31, 1996, subject, however, to the receipt by the Trust and the Group of any necessary order of exemption from the Commission with respect to the Reorganization. A copy of the Plan is attached as Exhibit A to this Combined Prospectus/Proxy Statement. Although portions of the Plan are summarized below, this summary is qualified in its entirety by reference to the Plan.

  Promptly after the Exchange Date, the Trust will distribute the shares of the Acquiring Fund to the Trust's shareholders of record as of the close of business on the Exchange Date. The shares of the Acquiring Fund which will be issued for distribution to the Trust's shareholders will be equal in aggregate value to the Shares of the Trust held as of the Valuation Time (as defined in the Plan). All issued and outstanding Shares of the Trust will be cancelled on the Trust's books. Shares of the Acquiring Fund will be represented only by book entries; no share certificates will be issued.

  The consummation of the Reorganization is subject to the satisfaction of a number of conditions set forth in the Plan, including approval by shareholders of the Trust. The Plan also may be terminated and the Reorganization abandoned by the Trust and the Acquiring Fund by mutual consent of their respective trustees. If the consummation of the Reorganization is so abandoned, no party
shall be liable to the other party for any damages resulting therefrom.   If
the Reorganization is otherwise not consummated by reason of either party's being unwilling or unable to go forward (other than by reason of the non-fulfillment or failure of certain conditions to such party's obligations), such party will pay directly all reasonable fees and expenses incurred by the other party in connection with the Reorganization.

  The Reorganization also is subject to the condition of obtaining an opinion of counsel to the effect that the Reorganization constitutes a tax-free reorganization for federal income tax purposes and any necessary written order of exemption from the Commission exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

  Except as otherwise provided below, all fees and expenses incurred by a party in connection with the Plan will be paid by the party directly incurring such costs except where a party is unwilling or unable to go forward (other than for lack of requisite shareholder approval or breach by the other party in its covenants) in which case such party will pay all reasonable fees and expenses of the other party. The Ohio Company will pay the costs associated with the Reorganization. The Trust will pay those costs associated with that portion of the Meeting relating to customary annual meeting matters (e.g., election of trustees), and the Acquiring Fund will bear its organizational costs.

  Shareholders of the Trust will have no dissenters' rights or appraisal rights. If the Plan is approved by shareholders, all shareholders of the Trust as of the Exchange Date, including those that voted against the approval of the Plan, will receive shares of the Acquiring Fund. All shareholders of the Trust have the right at any time up to the next business day preceding the Exchange Date to redeem their Shares at net asset value according to the procedures set forth in the Trust's Prospectus.

  This summary does not purport to be a complete description of the Plan and is subject to the terms and conditions of the Plan set forth in Exhibit A.

  REASONS FOR THE PROPOSED TRANSACTION. Currently, the Trust is a separate, stand-alone investment company organized in 1980. The Group was organized as a series investment company in 1993, and in October and November 1995, its Board of Trustees created the Acquiring Fund with substantially similar investment objectives, policies and restrictions to those of the Trust. Because of the similarity between the Trust and the Acquiring Fund, the considerations and risks involved with an investment in the Acquiring Fund are expected to be comparable to those associated with an investment in the Trust. The Acquiring Fund has been established for purposes of effecting the Reorganization and will not commence operations prior to the Exchange Date.

  The transactions contemplated by the Plan were presented to the Board of Trustees of the Trust for their consideration at meetings held on October 20, 1995 and November 13, 1995. The Board of Trustees of the Trust concluded unanimously that the Reorganization is in the best interests of the Trust and that the interests of the existing shareholders of the Trust will not be diluted by the Reorganization.

  The Board of Trustees of the Trust, in reaching this conclusion, considered the costs resulting from the separate operation of the Trust and the proposed costs of the Acquiring Fund as provided by The Ohio Company, in light of their substantially similar investment objectives, policies, restrictions, Boards of Trustees, officers and service providers. The Board also considered the operating and compliance efficiencies that could result from moving the operation of the Trust from a stand-alone investment company to a separate portfolio of a series investment company. The investment policies and restrictions of the Acquiring Fund which were approved by the Board of Trustees of the Group vary somewhat from the policies and restrictions of the Trust; however, such differences reflect a more uniform and flexible set of investment restrictions that are currently in place for each of the other series or portfolios of the Group. Such restrictions were approved to help achieve greater compliance efficiencies by having each series of the Group have the same or substantially the same investment restrictions.

  In addition, certain operating efficiencies are expected since under Ohio law and the Group's Declaration of Trust an annual meeting of shareholders is not required. The Trust under its Amended Declaration of Trust is required to hold such a meeting. Also, certain fixed costs associated with the operation of the Trust when incurred by the Acquiring Fund as part of the Group would decrease on a per share basis since such costs would be spread over a larger pool of assets, e.g., certain legal and printing fees, while maintaining the same services by the same service providers.

  In particular, the Trust's Board considered the anticipated expense ratios of the Acquiring Fund, the structure of the Group, the experience of the service providers of the Acquiring Fund and the level of service to be provided to the shareholders of the Acquiring Fund, as represented by The Ohio Company.

  The Board of Trustees of the Trust based its decision to approve the proposed transaction upon its consideration of a number of factors, including, among other things:

  (1) the terms and conditions of the Reorganization and whether it would result in a dilution of the existing shareholders' interests;

  (2) the similarity of the Trust's investment objectives, strategies and policies with those of the Acquiring Fund, as well as the views of CMC that any differences between the investment policies and restrictions of the Trust and the Acquiring Fund should not materially increase investment risks;

  (3) the experience and resources of CMC with respect to providing investment management services, and the experience of, and quality of services to be provided by, the Acquiring Fund's other service providers;

  (4) the projected expense ratios and information regarding fees and expenses of the Trust, the Acquiring Fund and other similar funds and the services being offered to shareholders;

  (5) the conditioning of the Reorganization on the receipt of a legal opinion confirming the absence of any adverse federal tax consequences to the Trust or its shareholders resulting from the Reorganization; and

  (6)  other factors as it deemed relevant.

  In particular, the Board considered the following per share operating expense ratios (total annual operating expenses expressed as a percentage of average net assets) for Shares of the Trust for the year ended September 30, 1995, and as estimated for the shares of the Acquiring Fund for the period following the effective date of the Reorganization and ending September 30, 1996, after giving effect to the Reorganization:

                    OPERATING EXPENSE RATIOS

CARDINAL GOVERNMENT SECURITIES    CARDINAL GOVERNMENT SECURITIES
           TRUST                       MONEY MARKET FUND
           -----                       -----------------
           0.81%                              0.79%

  DESCRIPTION OF THE SECURITIES TO BE ISSUED. Ownership in the Acquiring Fund is represented by units of beneficial interest, without par value, of The Cardinal Group (the "Group"), which is an open-end investment company of the management type, organized as an Ohio business trust on March 23, 1993. The Acquiring Fund is currently one of six separate series of the Group. Like the Trust, the Acquiring Fund is diversified, as that term is defined in the 1940 Act. Currently there is only one class of shares for the Acquiring Fund. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. See "ADDITIONAL COMPARATIVE INFORMATION."

  FEDERAL INCOME TAX CONSEQUENCES. As a condition to the closing of the Reorganization, the Trust and the Group must receive a favorable opinion from Baker & Hostetler, counsel to both the Trust and the Group, substantially to the effect that, for federal income tax purposes: (a) the Reorganization will constitute a "tax-free" reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) no gain or loss will be recognized by the Acquiring Fund or the Trust as a result of the Reorganization; (c) no gain or loss will be recognized by shareholders of the Trust upon the exchange of their Shares of the Trust for shares of the Acquiring Fund; (d) the tax basis of the Acquiring Fund shares received by shareholders of the Trust pursuant to the Reorganization will be the same as the basis of the Shares of the Trust held immediately prior to the Reorganization; (e) the holding period of the Acquiring Fund shares so received will include the period during which the Trust shareholder held Shares of the Trust, provided such Shares were held as a capital asset; (f) the tax basis of the Trust's assets acquired by the Acquiring Fund will be the same as the basis of such assets immediately prior to the Reorganization; and (g) the holding period of such assets will include the period during which those assets were held by the Trust. The Group and the Trust do not intend to seek a private letter ruling with respect to the tax effects of the Reorganization.

  CAPITALIZATION. The following table shows the capitalization of the Trust as of September 30, 1995. The Acquiring Fund has no and will have no assets or liabilities or commence operations prior to the consummation of the Reorganization. THEREFORE, NO PRO FORMA FINANCIAL INFORMATION GIVING EFFECT TO THE REORGANIZATION IS PROVIDED.

                      CARDINAL GOVERNMENT SECURITIES TRUST

Net assets  . . . . . . . . . . . . . . . . . . . . . . . $445,373,567
Shares outstanding  . . . . . . . . . . . . . . . . . . .  445,373,567
Net asset value per share . . . . . . . . . . . . . . . . . . .  $1.00

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

  INVESTMENT OBJECTIVES AND POLICIES. The investment objectives and policies of the Trust are substantially similar to those of the Acquiring Fund. The investment objectives of the Trust and Acquiring Fund are "fundamental," which means that they may not be changed without the consent of a majority of such fund's outstanding shares, as defined in the 1940 Act.

  The investment objectives of each of the Trust and the Acquiring Fund are to maximize current income while preserving capital and maintaining liquidity.

  As money market funds, each of the Trust and the Acquiring Fund invests exclusively in United States dollar-denominated instruments which are determined by CMC and the Trustees to present minimal credit risks and which at the time of acquisition are rated by one or more appropriate nationally recognized statistical rating organizations ("NRSROs") (e.g., Standard & Poor's Corporation and Moody's Investors Service, Inc.) in one of the two highest rating categories for short-term debt obligations or, if unrated, are of comparable quality. All securities or instruments in which the Trust and the Acquiring Fund invest have, or are deemed to have, remaining maturities of 397 calendar days (thirteen months) or less. The dollar-weighted average maturity of the obligations in each of the Trust and the Acquiring Fund will not exceed 90 days.

  As a matter of policy, under normal market conditions, the Trust will be fully invested in, and the Acquiring Fund will invest at least 80% of its net assets in, U.S. Treasury bills, notes and bonds, other obligations issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements relating to such obligations.

INVESTMENT RESTRICTIONS

  The fundamental investment restrictions of the Trust and the Acquiring Fund are substantially identical except for the following differences:

  (1) The Acquiring Fund may not purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the value of the Acquiring Fund's total assets would be invested in such issuer, or the Acquiring Fund would hold more than 10% of the outstanding voting securities of the issuer, except that up to 25% of the value of the Acquiring Fund's total assets may be invested without regard to such limitations. There is no limit to the percentage of assets that may be invested in U.S. Treasury bills, notes, or other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Trust may not purchase securities or make any investments other than those described under "Investment Objective and Policies" in its Prospectus, which is limited to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, repurchase agreements relating to such securities and in certain securities of other investment companies.

  (2) The Trust may not underwrite any securities issued by others. The Acquiring Fund has a similar policy except that the Acquiring Fund may underwrite the securities of others to the extent it may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities."

  (3) The Acquiring Fund may not purchase any securities on margin, except for such short term credits as are necessary for the clearance of purchases of portfolio transactions. The Trust has no such policy.

  (4) The Trust may not purchase or sell oil and gas interests. The Acquiring Fund has a similar policy except that such policy also excludes purchases of participations or other direct interests in other mineral exploration or development programs.

  In addition, the Acquiring Fund has the following non-fundamental investment restrictions. Except as noted below, these non-fundamental investment restrictions are substantially similar to fundamental investment restrictions of the Trust. As discussed above, however, fundamental restrictions of a fund may not be changed without a vote of a majority of the outstanding voting securities of the fund; non-fundamental policies may be changed without a shareholder vote. As a consequence, the following policies could be modified, or eliminated, by the Group with respect to the Acquiring Fund without shareholder approval.

  (1)  The Acquiring Fund may not engage in any short sales.

  (2) The Acquiring Fund may not (a) purchase or otherwise acquire any securities if as a result, more than 10% of the Acquiring Fund's net assets would be invested in securities that are illiquid or (b) invest more than 15% of the Acquiring Fund's total assets in securities which are restricted as to disposition. The Trust has a fundamental policy that provides that it may not enter into a repurchase agreement maturing in more than seven days or knowingly purchase securities which are subject to restrictions on resale or for which there is no readily available market if, as a result, more than 10% of the value of the Trust's total assets at the time would be invested in such securities.

  PORTFOLIO MANAGERS. Since CMC serves as the investment adviser to both the Trust and the Acquiring Fund, the person currently serving as portfolio manager for the Trust intends to continue to serve after the Reorganization as portfolio manager for the Acquiring Fund.

  It is not anticipated that the above-mentioned differences in investment policies and restrictions will, individually or in the aggregate, result in an appreciable variation between the level of investment risks associated with an investment in the Trust. For a more complete description of the Acquiring Fund's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUND?" in the Acquiring Fund's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in the Acquiring Fund's Statement of Additional Information. For a more complete description of the Trust's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE TRUST?" in the Trust's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in the Trust's Statement of Additional Information.

ADDITIONAL COMPARATIVE INFORMATION

SERVICE ARRANGEMENTS AND FEE

                                   THE TRUST

  Pursuant to the laws of Pennsylvania and the Trust's Amended Declaration of Trust, the responsibility for the management of the Trust is vested in its Board of Trustees which, among other things, is empowered by the Trust's Declaration of Trust to elect officers of the Trust and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in such management.

  INVESTMENT ADVISER. The Trust is advised by Cardinal Management Corp. ("CMC"), 155 East Broad Street, Columbus, Ohio 43215, a wholly owned subsidiary of The Ohio Company. CMC is also the investment adviser and manager of each of the other Cardinal Funds except The Cardinal Fund Inc., which is advised by The Ohio Company. CMC was established as an Ohio corporation on March 21, 1980, and has been providing investment advisory services to open-end investment management companies like the Trust since 1980.

  The Ohio Company, an investment banking firm organized in 1925, is a member of the New York Stock Exchange, the Midwest Stock Exchange, other regional stock exchanges and the National Association of Securities Dealers, Inc. Descendants of H.P. and R.F. Wolfe, deceased, and members of their families, through their possession of a majority of voting stock, may be considered controlling persons of The Ohio Company.

  In its capacity as investment adviser, and subject to the ultimate authority of the Trust's Board of Trustees, CMC, in accordance with the Trust's investment objectives and policies, manages the Trust, and makes decisions with respect to and places orders for all purchases and sales of its portfolio securities. In addition, pursuant to the Investment Advisory Agreement, the Adviser generally assists in all aspects of the Trust's administration and operation. Since December 22, 1995, John R. Carle has been primarily responsible for the day-to-day management of the Trust's portfolio. Mr. Carle has been a portfolio manager with CMC and/or The Ohio Company since 1971 and has more than 28 years of investment management experience.

  For the services provided and expenses assumed pursuant to its investment advisory agreement with the Trust, CMC receives a fee from the Trust, computed daily and paid monthly at the annual rate of .50% of average net daily assets of the Trust.

  For a complete description of the Trust's advisory arrangements, see the section in the Trust's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE TRUST? -- Investment Adviser and Manager."

  DISTRIBUTOR. The Trust has entered into a Distributor's Contract with The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215, pursuant to which shares of the Trust continuously are offered on a best efforts basis by The Ohio Company and dealers selected by The Ohio Company. H. Keith Allen is an officer and trustee/director of both the Trust, CMC and The Ohio Company.
Frank W. Siegel, an officer and trustee of the Trust, is an officer of The Ohio Company and an officer and director of CMC. David C. Will and James M. Schrack II are officers of both the Trust and The Ohio Company, and Mr. Will is an officer of CMC. The Ohio Company receives no compensation from the Trust in connection with its services under such Distributor's Contract.

  DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC, 215 East Capital Street, Columbus, Ohio 43215, serves as the Trust's Dividend and Transfer Agent. In consideration of such services, the Trust has agreed to pay CMC an annual fee, paid monthly, equal to $21 per shareholder account, plus out-of-pocket expenses.

  In addition, CMC provides certain fund accounting services for the Trust. CMC receives a fee from the Trust for such services equal to $9,000 for the first $25 million of assets and $3,000 for each additional $25 million of assets.

  For a complete description of these arrangements and the other expenses borne by the Trust, see the sections in the Trust's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE TRUST?"

  CUSTODIAN. The Trust has appointed The Fifth Third Bank ("Fifth Third"), 38 Fountain Square Plaza, Cincinnati, Ohio 45263, as the Trust's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Trust.

  COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, serves as counsel to the Trust.

  INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, serves as the independent accountants for the Trust, and, as such, has audited the financial statements of the Trust.

                              THE ACQUIRING FUND

  Except where shareholder action is required by law, all of the authority of the Group is exercised under the direction of the Group's Trustees, who are elected by the shareholders of the Group's series or portfolios, including the Acquiring Fund, and who are empowered to elect officers and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in its day-to-day operations. The Group will be managed in accordance with its Declaration of Trust and the laws of Ohio governing business trusts.

  INVESTMENT ADVISER. The Acquiring Fund is also advised by CMC. It is intended that upon completion of the Reorganization, Mr. Carle will be responsible for the day-to-day management of the Acquiring Fund's portfolio. For its services as investment adviser, CMC receives a fee, which is calculated daily and paid monthly, at an annual rate of 0.50% of the average daily net assets of the Acquiring Fund.

  For a complete description of the Acquiring Fund's advisory arrangements, see the section in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Investment Adviser and Manager."

  DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC also serves as the Acquiring Fund's Dividend and Transfer Agent. In consideration of such services, the Acquiring Fund has agreed to pay CMC an annual fee, paid monthly, equal to $21 per shareholder account, plus out-of-pocket expenses.

  In addition, CMC provides certain fund accounting services for the Acquiring Fund. CMC receives a fee from the Acquiring Fund for such services equal to a fee computed daily and paid periodically at an annual rate of .03% of the Acquiring Fund's average daily net assets of $100 million or less and .01% of the Acquiring Fund's average daily net assets in excess of $100 million.

  For a complete description of these arrangements and the other expenses borne by the Acquiring Fund, see the sections in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE TRUST? -- Dividend and Transfer Agent and Fund Accountant."

  DISTRIBUTOR. The Ohio Company also serves as the distributor of the Acquiring Fund's shares on essentially the same terms and conditions as it serves as the Trust's distributor.

  CUSTODIAN. The Acquiring Fund has also appointed Fifth Third as the Acquiring Fund's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Acquiring Fund.

  COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, also serves as counsel to the Acquiring Fund.

  INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, has been selected to serve as the independent accountants for the Acquiring Fund, and, as such, will audit the financial statements of the Acquiring Fund.

  CERTAIN FINANCIAL INFORMATION. The Prospectus for the Trust contains information on per share income, capital changes and performance calculations under the caption "FINANCIAL HIGHLIGHTS."

  The Acquiring Fund has not yet commenced operations and has no and will have no assets or liabilities prior to the consummation of the Reorganization. Therefore, no information regarding per share income and capital changes is available. For information regarding performance calculations and comparisons, see the information under the caption "PERFORMANCE INFORMATION" in the Acquiring Fund's Prospectus.

  COMPARISON OF RIGHTS OF SECURITY HOLDERS. The Trust is a Pennsylvania business trust, registered under the 1940 Act as an open-end investment company of the management type. The Trust was established under an Amended Declaration of Trust dated April 24, 1980. The Group is an Ohio business trust, registered under the 1940 Act as an open-end investment company of the management type. The Group was established under a Declaration of Trust dated as of March 23, 1993. Both the Trust and the Group are authorized to issue an unlimited number of shares of beneficial interest, and such shares may be divided into one or more series and for the Group, separate classes of shares. The Acquiring Fund is one of six series of the Group. The other five series of the Group are The Cardinal Fund, Cardinal Government Obligations Fund, Cardinal Tax Exempt Money Market Fund, Cardinal Balanced Fund and Cardinal Aggressive Growth Fund.

  Each share of the Trust is of equal rank, constitutes a single class of shares in the Trust and is identical in all respect except as may be fixed by the Trustees pursuant to the Amended Declaration of Trust. Shares of the Trust issued pursuant to the Trust's Amended Declaration of Trust are fully paid and nonassessable and have no preemptive rights or other preferences or conversion rights except to the extent set by the Trustees. Shareholders of the Trust have no appraisal or dissenters' rights.

  Shares of the Acquiring Fund, once properly issued and outstanding, are fully paid and nonassessable and have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive or appraisal rights.

  Shareholders of the Trust are entitled to one vote for each full Share held and a proportionate fractional vote for each fractional Share held. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested.

  Voting rights of the Trust's Shareholders are not cumulative, so that the holders of more than 50% of the Trust voting in the election of its Trustees have the power to elect all of the Trustees of the Trust. The Trust currently holds an annual meeting of shareholders.

  Shareholders of the Group have no cumulative voting rights, which means that the holders of a plurality of the shares voting for the election of the Group's Board of Trustees can elect all of the Group's Board of Trustees if they choose to do so. The Group does not intend to hold annual meetings of shareholders, except as required under its Declaration of Trust or the 1940 Act.
Shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group and not by series or portfolio except as otherwise expressly required by law. For example, shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group with respect to the election of Trustees and ratification of the selection of independent accountants. However, shareholders of the Acquiring Fund will vote as a Fund, and not in the aggregate with other shareholders of the Group, for purposes of approval of amendments to the Acquiring Fund's investment advisory agreement or any of the Acquiring Fund's fundamental policies.

  Therefore, after the Reorganization, shareholders of the Acquiring Fund alone may not be able to elect the Trustees of the Group or ratify the selection of independent accountants but will vote with all the other shareholders of the Group on such issues if and when presented to shareholders. In addition, shareholders of the Group receive one vote for each dollar of value invested; therefore, a shareholder of one share of the Acquiring Fund will receive one vote for such share while a holder of one share of another non-money market fund of the Group will receive more than one vote for such share, e.g., a share of Cardinal Balanced Fund with a net asset value of $9.50 will be entitled to
9.5 votes. In addition, since the Group currently does not intend to hold annual meetings unless otherwise required to do so, it can not be determined when shareholders of the Acquiring Fund will next be entitled to vote for the election of Trustees or the ratification of the selection of independent public accountants.

  For a complete description of the respective attributes of the Trust's and the Group's shares, including how to purchase, redeem or exchange shares and certain restrictions thereon, taxation of the Trust or the Acquiring Fund, as the case may be, and its shareholders, and dividend and distribution policies, see the sections in the Trust's and the Acquiring Fund's respective Prospectuses entitled "HOW DO I PURCHASE SHARES OF THE TRUST/FUND?," "WHAT DISTRIBUTIONS WILL I RECEIVE?," "HOW MAY I REDEEM MY SHARES?" "WHAT OTHER SHAREHOLDER PROGRAMS ARE PROVIDED?" "DOES THE TRUST/FUND PAY FEDERAL INCOME TAX?" and "WHAT ABOUT MY TAXES?" Additional information about the Trust is included in its Prospectus, dated February 1, 1995, as supplemented on December 11, 1995, which is incorporated herein by reference, and in the Trust's Statement of Additional Information dated February 1, 1995. Copies of the Prospectus and the Statement of Additional Information may be obtained without charge by calling the Trust at 1-800-282-9446.

  Additional information about the Acquiring Fund is included in its Prospectus dated January __, 1996, which accompanies this Combined Prospectus/Proxy Statement and Statement of Additional Information dated January __, 1996, copies of which may be obtained without charge by calling the Group at 1-800-282-9446.

  Additional information regarding the Reorganization is contained in the Statement of Additional Information, dated January __, 1996, to this Combined Prospectus/Proxy Statement. The Statement of Additional Information is incorporated by reference herein and may be obtained by calling the Group at 1-800-282-9446.

  THE TRUST'S BOARD OF TRUSTEES AND MANAGEMENT RECOMMEND APPROVAL OF THE PLAN.

MISCELLANEOUS

  ADDITIONAL INFORMATION. The Trust and the Group are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, and in accordance therewith each files reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  SOLICITATION OF PROXIES AND PAYMENT OF EXPENSES. The cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the costs of any supplementary solicitation and proxy soliciting services provided by third parties, will be borne in part by the Trust and in part by The Ohio Company. Proxies will be solicited initially, and in any supplemental solicitation, by mail and may be solicited in person, by telephone, telegraph or other electronic means by officers of the Trust.

  SUBSTANTIAL SHAREHOLDERS. As of January 8, 1996, the following persons, to the knowledge of the Trust, were the shareholders owning beneficially five percent or more of the Shares of the Trust:

                             AMOUNT AND
                             NATURE OF
                             BENEFICIAL    PERCENT
NAME AND ADDRESS             OWNERSHIP     OF CLASS
----------------             ----------    --------

The Ohio Company             _________(1)     ______%
155 East Broad Street
Columbus, Ohio 43215

(1)  For its own account and as trustee for various pension plans and trusts.

  As of the close of business on January 8, 1996, the officers and Trustees of the Trust as a group beneficially owned less than 1% of the outstanding shares of the Trust.

  As of the close of business on January 8, 1996, there were ____ issued and outstanding shares of the Group, of which ____ were shares of Cardinal Balanced Fund and ____ were shares of Cardinal Aggressive Growth Fund. As of such date, there were no shareholders of the Acquiring Fund. It is anticipated, however, that those persons who are beneficial holders of 5% or more of the Trust's shares immediately prior to the Reorganization will be beneficial holders of the same percentage of the Acquiring Fund's shares immediately after the Reorganization.

  DOCUMENTS INCORPORATED BY REFERENCE. The accompanying Prospectus of the Acquiring Fund dated January __, 1996, is incorporated by reference into this Combined Prospectus/Proxy Statement. In addition, the Trust's Prospectus dated February 1, 1995, as supplemented December 11, 1995, is incorporated by reference into this Combined Prospectus/Proxy Statement and may be obtained by writing the Trust at 155 East Broad Street, Columbus, Ohio 43215 or by calling the Trust at 1-800-282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of receipt of the request.

  OTHER BUSINESS. The Board of Trustees of the Trust knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is their intention that the proxies which do not contain specific instructions to the contrary will be voted on such matter in accordance with the judgment of the person named in the enclosed Proxy Card.

  FUTURE SHAREHOLDER PROPOSALS. Pursuant to rules adopted by the Commission under the 1934 Act, investors may request inclusion in the proxy statement for shareholder meetings certain proposals for action which they intend to introduce at such meeting. Any shareholder proposals must be presented a reasonable time before the proxy materials for the next meeting are sent to shareholders. The submission of a proposal does not guarantee its inclusion in the Trust's proxy statement and is subject to limitations under the 1934 Act. It is not presently anticipated that the Group will hold regular meetings of shareholders, and no anticipated date of the next meeting can be provided.

                                                                       Exhibit A


              AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION


  Agreement and Plan of Reorganization and Liquidation ("Agreement") dated as of December 1, 1995, by and between The Cardinal Group, an Ohio business trust ("TCG"), and Cardinal Government Securities Trust, a Pennsylvania business trust ("CGST").

  WHEREAS, TCG is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end investment company of the management type and has, or before the Exchange Date (as defined below) is expected to have, issued and outstanding one class of shares of beneficial interest, without par value ("Shares"), for each of six series, one such series being Cardinal Government Securities Money Market Fund (hereinafter sometimes referred to as the "Cardinal Government Securities Money Market Fund" or the "Acquiring Series"); and

  WHEREAS, CGST is registered under the 1940 Act as an open-end investment company of the management type and currently has issued and outstanding one class of shares of beneficial interest, par value $.01 per share; and

  WHEREAS, CGST plans to transfer all of its assets, and to assign all of its liabilities, to the Acquiring Series, in exchange for Shares of the Acquiring Series (the "Acquiring Series Shares"), followed by the distribution of the Acquiring Series Shares by CGST to its shareholders, and followed by the dissolution of CGST, all upon the terms and provisions of this Agreement (the "Reorganization"); and

  WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS, the trustees of TCG have determined that the Reorganization is in the best interests of TCG, and that the interests of its shareholders will not be diluted as a result thereof; and

  WHEREAS, the trustees of CGST have determined that the Reorganization is in the best interests of CGST and that the interests of its shareholders will not be diluted as a result thereof;

  NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto covenant and agree as follows:

1. Plan of Reorganization and Liquidation.

     (a) Sale of Assets, Assumption of Liabilities. Subject to the prior approval of shareholders of CGST and to the other terms and conditions contained herein (including the obligation of CGST to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(i) herein), CGST agrees to sell, assign, convey, transfer and deliver to the Acquiring Series, and the Acquiring Series agrees to acquire from CGST on the Exchange Date (as defined below), all of the Investments (as defined below), cash and other assets of CGST in exchange for that number of full and fractional Acquiring Series Shares of the Acquiring Series having an aggregate net asset value equal to the value of all assets of CGST transferred to the Acquiring Series, as provided in
   Section 4, less the liabilities of CGST assumed by the Acquiring Series.

     (b) ASSETS ACQUIRED. The assets to be acquired by the Acquiring Series from CGST shall consist of all of CGST's property, including, without limitation, all Investments, cash and dividends or interest receivables which are owned by CGST and any deferred or prepaid expenses shown as an asset on the books of CGST as of the Valuation Time described in Section 4.

     (c) LIABILITIES ASSUMED. Prior to the Exchange Date CGST will endeavor to discharge or cause to be discharged, or make provision for the payment of, all of its known liabilities and obligations. The Acquiring Series shall assume all liabilities, expenses, costs, charges and reserves of CGST, contingent or otherwise, including liabilities reflected in the unaudited statement of assets and liabilities of CGST as of the Valuation Time, prepared by or on behalf of CGST in accordance with generally accepted accounting principles consistently applied from and after September 30, 1995.

     (d) LIQUIDATION AND DISSOLUTION. Upon consummation of the transactions described in Section 1(a), 1(b) and 1(c) above, CGST shall distribute in complete liquidation to its shareholders of record as of the Exchange Date the Acquiring Series Shares received by it, each CGST shareholder of record being entitled to receive that number of Acquiring Series Shares equal to the proportion which the number of shares of beneficial interest, par value $.01 per share, of CGST held by such shareholder bears to the total number of such shares of CGST outstanding on such date, and shall take such further action as may be required, necessary or appropriate under CGST's Amended Declaration of Trust, Pennsylvania law and the Code to effect the complete liquidation and dissolution of CGST. CGST will fulfill all reporting requirements under the 1940 Act, both before and after the Reorganization.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF CGST. CGST represents and warrants to and agrees with TCG and the Acquiring Series that:

     (a) CGST is a business trust validly existing under the laws of the Commonwealth of Pennsylvania and has power to own all of its properties and assets and to carry out its obligations under this Agreement. CGST has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. CGST has all necessary federal, state and local authorizations to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 2(1).

      (b) CGST is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. CGST has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of the Code as of and since its first taxable year, and qualifies and intends to continue to qualify as a regulated investment company for its taxable year ending upon its liquidation. CGST has been a regulated investment company under such sections of the Code at all times since its inception.

      (c) The statement of assets and liabilities, including the statement of investments as of September 30, 1995, and the related statement of operations for the year then ended, and statements of changes in net assets for each of the two years in the period then ended, for CGST, such statements having been audited by KPMG Peat Marwick LLP, independent auditors of CGST, have been furnished to TCG. Such statement of assets and liabilities fairly present the financial position of CGST of such date and such statements of operations and changes in net assets fairly reflect the results of operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles, and there are no known material liabilities of CGST as of such dates which are not disclosed therein.

      (d) The Prospectus of CGST dated February 1, 1995 (the "CGST Prospectus") and the related Statement of Additional Information for CGST dated
   February 1, 1995, in the forms filed with the Securities and Exchange Commission and previously furnished to TCG, did not as of their date and do not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     (e) Except as may have been previously disclosed to TCG, there are no material legal, administrative or other proceedings pending or, to the knowledge of CGST, threatened against CGST.

     (f) There are no material contracts outstanding to which CGST is a party, other than as disclosed in the CGST Prospectus and its corresponding Statement of Additional Information, and there are no such contracts or commitments (other than this Agreement) which will be terminated with liability to CGST on or prior to the Exchange Date.

     (g) CGST has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of September 30, 1995 and those incurred in the ordinary course of CGST's business as an investment company since that date. Prior to the Exchange Date, CGST will advise TCG of all known material liabilities, contingent or otherwise, incurred by it subsequent to September 30, 1995, whether or not incurred in the ordinary course of business.

     (h) As used in this Agreement, the term "Investments" shall mean CGST's investments shown on the statement of assets and liabilities as of September 30, 1995 referred to in Section 2(c) hereof, as supplemented with such changes as CGST shall make after September 30, 1995 and prior to the date of this Agreement, which changes have been disclosed to TCG, and changes made on and after the date of this Agreement after advising CGST of such changes, and changes resulting from stock dividends stock split-ups, mergers and similar corporate actions.

     (i) CGST has filed or will file all federal and state tax returns which, to the knowledge of CGST's officers, are required to be filed by CGST and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by CGST. All tax liabilities of CGST have been adequately provided for on its books, and no tax deficiency or liability of CGST has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

     (j) As of both the Valuation Time and the Exchange Date and except for shareholder approval and otherwise as described in Section 2(1), CGST will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other of its assets and liabilities to be transferred to TCG and the Acquiring Series pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, TCG and the Acquiring Series will acquire the Investments and any such other assets subject to no encumbrances, liens or security interests in favor of any third party creditor of CGST and, except as described in Section 2(k), without any restrictions upon the transfer thereof.

      (k) No registration under the Securities Act of 1933, as amended (the "1933 Act"), of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of CGST or TCG, except as previously disclosed to TCG by CGST in writing prior to the date hereof.

     (l) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by CGST of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, Securities Exchange Act of 1934, as amended (the "1934 Act"), 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto
   Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

     (m) The registration statement (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") by TCG on Form N-14 relating to the Acquiring Series Shares issuable hereunder, and the proxy statement of CGST included therein (the "Proxy Statement"), on the effective date of the Registration Statement and insofar as they relate to CGST, (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and
   (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 below and on the Exchange Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the "Prospectus"), as amended or supplemented by any amendments or supplements filed with the Commission by TCG, insofar as it relates to CGST, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this Section 2(m) shall apply only to statements of fact relating to CGST contained in the Registration Statement, the Prospectus or the Proxy Statement, or omissions to state in any thereof a material fact relating to CGST, as such Registration Statement, Prospectus and Proxy Statement shall be furnished to CGST in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectus or Proxy Statement.

3. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF TCG. TCG represents and warrants to and agrees with CGST that:

      (a) TCG is a business trust validly existing under the laws of the State of Ohio and has power to carry on its business as it is now being conducted and to carry out its obligations under this Agreement. TCG has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. TCG and the Acquiring Series each has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 3(i).

     (b) TCG is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. The Acquiring Series expects to qualify as a regulated investment company under Part I of Subchapter M of the Code.

     (c) The Acquiring Series will have no financial statements as of the Valuation Time.

     (d) The prospectus of TCG and the Acquiring Series, expected to be dated in January, 1966 (the "Acquiring Series Prospectus"), and the related Statement of Additional Information for the Acquiring Series to be dated such date, in the forms to be filed with the Securities and Exchange Commission, will be furnished to CGST promptly upon the completion thereof and will not as of their date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     (e) Except as may have been previously disclosed to CGST, there are no material legal, administrative or other proceedings pending or, to the knowledge of TCG or its Acquiring Series, threatened against TCG or the Acquiring Series, which assert liability on the part of TCG or the Acquiring Series.

     (f) There are no material contracts outstanding to which TCG or the Acquiring Series is a party, other than material contracts disclosed in the Acquiring Series Prospectus and the corresponding Statement of Additional Information.

     (g) The Acquiring Series will have no assets or liabilities as of the Valuation Time.

     (h) TCG and the Acquiring Series will file all federal and state tax returns which, to the knowledge of TCG's officers, are required to be filed by TCG and the Acquiring Series and will pay all federal and state taxes shown to be due on such returns or on any assessments received by TCG or the Acquiring Series. All tax liabilities of TCG and the Acquiring Series have been adequately provided for on its books, and no tax deficiency or liability of TCG or the Acquiring Series has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

     (i) No consent, approval, authorization or order of any governmental authority is required for the consummation by TCG or the Acquiring
   Series of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, 1940 Act, state securities or Blue Sky Laws or the H-S-R Act.

     (j) As of both the Valuation Time and the Exchange Date and otherwise as described in Section 3(i), TCG and the Acquiring Series will have full right, power and authority to purchase the Investments and any other assets and assume the liabilities of CGST to be transferred to the Acquiring Series pursuant to this Agreement.

      (k)  The Registration Statement, the Prospectus and the Proxy
   Statement, on the effective date of the Registration Statement and insofar as they relate to TCG and the Acquiring Series: (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in
   Section 7 and at the Exchange Date, the Prospectus, as amended or supplemented by any amendments or supplements filed with the Commission by TCG, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectus or the Proxy Statement made in reliance upon and in conformity with information furnished by CGST for use in the Registration Statement, the Prospectus or the Proxy Statement.

      (l) The Acquiring Series Shares to be issued by TCG have been duly authorized and when issued and delivered by TCG to CGST pursuant to this Agreement and the Prospectus will be legally and validly issued by TCG and will be fully paid and nonassessable, and no shareholder of TCG will have any preemptive right of subscription or purchase in respect thereof.

     (m) The issuance of Acquiring Series Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

     (n)  Cardinal Government Securities Money Market Fund, upon filing of its first income tax return at the completion of its first taxable year will elect to be a regulated investment company and until such time will take all steps necessary to ensure qualification as a regulated investment company.

4. EXCHANGE DATE; VALUATION TIME. On the Exchange Date, TCG will deliver to CGST a number of Acquiring Series Shares having an aggregate net asset value equal to the value of the assets of CGST acquired by the Acquiring Series, less the value of the liabilities of CGST assumed, determined as hereafter provided in this Section 4.

   (a) The net asset value of CGST will be computed as of the Valuation Time, using the valuation procedures set forth in the current prospectus of CGST.

   (b) The net asset value of each of the Acquiring Series Shares will be determined to the nearest full cent as of the Valuation Time, and shall be set at the net asset value per share of CGST as of the Valuation Time.

   (c) The Valuation Time shall be 4:00 P.M., Eastern Standard Time, on March 30, 1996, or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

   (d) The Acquiring Series shall issue its Acquiring Series Shares to CGST on one share deposit receipt registered in the name of CGST. CGST shall distribute in liquidation the Acquiring Series Shares received by it hereunder pro rata to its shareholders by redelivering such share deposit receipt to TCG's transfer agent, which will as soon as practicable set up open accounts for each CGST shareholder in accordance with written instructions furnished by CGST.

   (e) The Acquiring Series shall assume all liabilities of CGST, whether accrued or contingent, described in subsection 1(c) hereof in connection with the acquisition of assets and subsequent dissolution of CGST or otherwise, except that recourse for assumed liabilities relating to CGST will be limited to the Acquiring Series.

5. EXPENSES, FEES, ETC.

   (a) Subject to the further provisions of this Section 5, TOC shall be responsible for the fees and expenses of the Reorganization. The Acquiring Series will be responsible for its organization costs. CGST will be responsible for proxy solicitation and other costs associated with its annual meeting (or special meeting in lieu thereof) to the extent such costs are comparable to those incurred for annual meetings in recent prior years. TOC has undertaken to absorb all other costs of the Reorganization.

   (b) In the event the transactions contemplated by this Agreement are not consummated by reason of CGST's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to CGST's obligations referred to in Section 7(a) or Section 9), CGST shall pay directly all reasonable fees and expenses incurred by TCG in connection with such transactions, including, without limitation, legal, accounting and filing fees.


   (c) In the event the transactions contemplated by this Agreement are not consummated by reason of TCG's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to TCG's obligations referred to in Section 7(a) or Section 8), TCG shall pay directly all of the reasonable fees and expenses incurred by CGST in connection with such transactions, including, without limitation, legal, accounting and filing fees.

   (d) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including, without limitation, consequential damages, except as specifically set forth above.

6. EXCHANGE DATE. Delivery of the assets of CGST to be transferred, assumption of the liabilities of CGST to be assumed, and the delivery of Acquiring Series Shares to be issued shall be made at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio at 9:00 A.M. on March 31, 1996, or at such other time and date agreed to by TCG and CGST, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

  7. SPECIAL MEETING OF SHAREHOLDERS; DISSOLUTION.

   (a) CGST agrees to call a special meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of the assets of CGST to and the assumption of all of the liabilities of CGST by the Acquiring Series as herein provided, authorizing and approving this Agreement, and authorizing and approving the liquidation and dissolution of CGST, and it shall be a condition to the obligations of each of the parties hereto that the holders of shares of beneficial interest, par value $.01 per share, of CGST shall have approved this Agreement, and the transactions contemplated herein, including the liquidation and dissolution of CGST, in the manner required by law and CGST'S Amended Declaration of Trust at such a meeting on or before the Valuation Time.

   (b) CGST agrees that the liquidation and dissolution of CGST will be effected in the manner provided in CGST's Amended Declaration of Trust and in accordance with applicable law, and that it will not make any distributions of any Acquiring Series Shares to the shareholders of CGST without first paying or adequately providing for the payment of all of CGST's known debts, obligations and liabilities.

   (c) Each of TCG and CGST will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement, including the Prospectus and the Proxy Statement.

8. CONDITIONS TO TCG'S OBLIGATIONS. The obligations of TCG and the Acquiring Series hereunder shall be subject to the following conditions:

   (a) That this Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of CGST, shall have been approved by the trustees and shareholders of CGST in the manner required by law.

   (b) CGST shall have furnished to TCG a statement of CGST's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on CGST's behalf by its President (or any Vice President) and Treasurer (or other financial officer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of CGST since September 30, 1995, other than changes in the Investments since that date or changes in the market value of the Investments, or changes due to net redemptions of shares of CGST, dividends paid or losses from operations.

   (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of CGST made in this Agreement are true and correct in all material respects as if made at and as of such dates, CGST has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to each of such dates, and CGST shall have furnished to TCG a statement, dated the Exchange Date, signed by CGST's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

   (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

   (e) TCG shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that (i) CGST is a business trust validly existing under the laws of the Commonwealth of Pennsylvania, and is, to the knowledge of such counsel, qualified to do business as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification, (ii) this Agreement has been duly authorized, executed and delivered by CGST and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act and assuming due authorization, execution and delivery of this Agreement by TCG, is a valid and binding obligation of CGST, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iii) CGST has power to sell, assign, convey, transfer and deliver the Investments and other assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, CGST will have duly sold, assigned, conveyed, transferred and delivered such Investments and other assets to TCG, (iv) the execution and delivery of this Agreement did not and the consummation of the transactions contemplated hereby will not, violate CGST's Amended Declaration of Trust or its By-Laws, as amended, or any provision of any agreement known to such counsel to which CGST is a party or by which it is bound, it being understood that with respect to any investment restrictions as contained in CGST's Amended Declaration of Trust or By-Laws, or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of CGST, whose responsibility it is to advise CGST with respect to such matters and (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by CGST of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act.
  In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, CGST, and certain of its shareholders.

   (f) TCG shall have received an opinion of Baker & Hostetler, addressed to TCG, the Acquiring Series and CGST, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that for Federal income tax purposes (i) the transfer of all or substantially all of CGST's assets in exchange for the Acquiring Series Shares and the assumption by the Acquiring Series of liabilities of CGST will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and each of the Acquiring Series and CGST is a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by CGST upon the transfer of the assets of the Acquiring Series in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of CGST or upon the distribution of Acquiring Series Shares by CGST to its shareholders in liquidation; (iii) no gain or loss will be recognized by the shareholders of CGST upon the exchange of their shares for Acquiring Series Shares, (iv) the basis of the Acquiring Series Shares a CGST shareholder receives in connection with the Reorganization will be the same as the basis of his or her shares exchanged therefor; (v) a CGST shareholder's holding period for his or her Acquiring Series Shares will be determined by including the period for which he or she held CGST shares exchanged therefor, provided that he or she held such shares as capital assets; (vi) no gain or loss will be recognized by the Acquiring Series upon the receipt of the assets of CGST in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of CGST; (vii) the basis in the hands of the Acquiring Series the assets of CGST transferred to the Acquiring Series will be the same as the basis of the assets in the hands of CGST immediately prior to the transfer; and (viii) the Acquiring Series' holding periods of the assets of CGST will include the period for which such assets were held by CGST. In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, CGST, and certain of its shareholders.

   (g) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of TCG, contemplated by the Commission or any state regulatory authority.

   (h) All necessary proceedings taken by CGST in connection with the transactions contemplated by this Agreement and all documents incidental thereto reasonably shall be satisfactory in form and substance to TCG and Baker & Hostetler.

   (i) Prior to the Exchange Date, CGST shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income for its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (computed without regard to any deduction for dividends paid), and all of its net capital gain realized in its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (after reduction for any capital loss carryover).

   (j) CGST shall have furnished to TCG a certificate, signed by the President (or any Vice President) and the Treasurer (or other financial officer) of CGST, as to the tax cost to TCG of the securities delivered to TCG pursuant to this Agreement, together with any such evidence as to such tax cost as TCG reasonably may request.

   (k) CGST's custodian shall have delivered to CGST a certificate identifying all of the assets of CGST held by such custodian as of the Valuation Time.

   (l) CGST's transfer agent shall have provided to TCG (i) the originals or true copies of all of the records of CGST in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of CGST outstanding as of the Valuation Time and (iii) the name and address of each holder of record of any such shares of CGST and the number of shares held of record by each such shareholder.

   (m) CGST shall have duly executed and delivered to TCG a bill of sale, assignment, certificate and other instruments of transfer ("Transfer Documents") as TCG may deem necessary or desirable to transfer all of CGST's entire right, title and interest in and to the Investments and all other assets of CGST to the Acquiring Series.

   (n) TCG and CGST shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and CGST, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

9. CONDITIONS OF CGST'S OBLIGATIONS. The obligations of CGST hereunder shall be subject to the following conditions:

   (a) This Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of CGST, shall have been approved by the trustees and shareholders of CGST in the manner required by law.

   (b) TCG shall have executed and delivered to CGST an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Series will assume all of the liabilities, expenses, costs, charges and reserves of CGST, contingent or otherwise, including liabilities existing at the Valuation Time and described in Section 1(c) hereof in connection with the transactions contemplated by this Agreement.

   (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of TCG made in this Agreement are true and correct in all material respects as if made at and as of such dates, TCG and the Acquiring Series have complied with all of the agreements and satisfied all of the conditions on their part to be performed or satisfied at or prior to each of such dates, and TCG shall have furnished to CGST a statement, dated the Exchange Date, signed by TCG's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

   (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

   (e) CGST shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to CGST and dated the Exchange Date, to the effect that (i) TCG is a business trust validly existing under the laws of the State of Ohio and is, to the knowledge of such counsel, qualified to do business as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business requires qualification, (ii) the Acquiring Series Shares to be delivered to CGST as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by TCG and no shareholder of TCG has any preemptive right to subscription or purchase in respect thereof, (iii) this Agreement has been duly authorized, executed and delivered by TCG and assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act, and assuming due authorization, execution and delivery of this Agreement by CGST, is a valid and binding obligation of TCG, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles,
  (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate TCG's Declaration of Trust or its By-Laws or any provision of any agreement known to such counsel to which TCG or the Acquiring Series is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in TCG's Declaration of Trust, By-Laws or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of TCG whose responsibility it is to advise TCG with respect to such matters, (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated herein, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from CGST, TCG and certain of its shareholders.

   (f) CGST shall have received an opinion of Baker & Hostetler addressed to CGST, TCG and the Acquiring Series and in a form reasonably satisfactory to CGST dated the Exchange Date, with respect to the matters specified in
  Section 8(f) of this Agreement. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from CGST, TCG and certain of its shareholders.

   (g) All necessary proceedings taken by TCG in connection with the transactions contemplated by this Agreement and all documents, incidental thereto reasonably shall be satisfactory in form and substance to CGST and Baker & Hostetler.

   (h) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of CGST, contemplated by the Commission or any state regulatory authority.

     (i) TCG and CGST shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and CGST, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

10. TERMINATION. TCG and CGST may, by mutual consent of their respective trustees, terminate this Agreement, and TCG or CGST, after consultation with counsel and by consent of their respective trustees or an officer authorized by such trustees, may, subject to Section 11 of this Agreement, waive any condition to their respective obligations hereunder.

11. SOLE AGREEMENT; GOVERNING LAW; AMENDMENTS. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter and shall be construed in accordance with and governed by the laws of the State of Ohio.

  This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officer of TCG and CGST; provided, however, that following the meeting of CGST's shareholders called by CGST pursuant to Section 7 of this Agreement, no such amendment may have the effect of altering or changing the amount or kind of shares received by CGST, or altering or changing to any material extent the amount or kind of liabilities assumed by TCG and the Acquiring Series, or altering or changing any other terms and conditions of the Reorganization if any of the alterations or changes, alone or in the aggregate, would materially adversely affect CGST's shareholders without their further approval.

  This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.


                                           THE CARDINAL GROUP


                                           By /s/ FRANK W. SIEGEL
                                              ---------------------------------
                                                  Frank W. Siegel, President

                                           CARDINAL GOVERNMENT SECURITIES TRUST


                                           By /s/ FRANK W. SIEGEL
                                              ---------------------------------
                                                   Frank W. Siegel, President

                            CROSS-REFERENCE SHEET

FORM N-14 ITEM        CAPTION IN COMBINED PROSPECTUS/PROXY STATEMENT
--------------        ----------------------------------------------
     1                Cross-Reference Sheet; Front Cover

     2                TABLE OF CONTENTS

     3                APPROVAL OF THE PLAN -- Summary and -- Special
                      Considerations And Risk Factors

     4                APPROVAL OF THE PLAN -- The Proposed Transaction,
                      -- Additional Comparative Information

     5                APPROVAL OF THE PLAN -- Comparison Of Investment
                      Objectives, Policies And Restrictions and --
                      Additional Comparative Information; MISCELLANEOUS --
                      Additional Information and -- Documents Incorporated by
                      Reference

     6                APPROVAL OF THE PLAN -- Comparison Of Investment
                      Objectives, Policies And Restrictions and --
                      Additional Comparative Information; MISCELLANEOUS --
                      Additional Information and -- Documents Incorporated by
                      Reference

     7                Front Cover; APPROVAL OF THE PLAN -- Summary, --
                      Approval and Consummation of the Proposed
                      Transaction, -- The Proposed Transaction; and
                      MISCELLANEOUS -- Solicitation of Proxies and Payment of
                      Expenses and -- Substantial Shareholders

     8                Not Applicable

     9                Not Applicable


                                 [Letterhead]

                                                           January ____, 1996

Dear Cardinal Tax Exempt Money Trust Shareholder:

The Board of Trustees of Cardinal Tax Exempt Money Trust (the "Trust") recently reviewed and unanimously approved a proposal to reorganize the Trust with and into a newly created series of The Cardinal Group (the "Group"). This proposed reorganization is described in the accompanying Combined Prospectus/Proxy Statement and will be addressed at the Annual Meeting of Shareholders on February 23, 1996.

The primary purpose of the proposed reorganization is to achieve certain economies of scale by having the Trust become an additional series of the Group rather than operate as a separate stand-alone investment company. By operating more efficiently, we expect to realize cost savings through the elimination of certain Annual Meeting expenses, a reduction of printing and mailing expenditures, the lowering of regulatory filing expenses and the reduction of professional fees. The Board determined that such a reorganization is in the best interest of the Trust.

If the Agreement and Plan of Reorganization and Liquidation is approved, you will receive shares of the newly created series of the Group, known as Cardinal Tax Exempt Money Market Fund, in exchange for your shares of the Trust. Shares received in this distribution will be equal in value at the time of reorganization to your shares in the Trust. There will be no adverse federal income tax consequences associated with this distribution.

As a result of the reorganization, many features of the new series will be the same as those of the Trust. For instance, the securities in the underlying portfolio will remain the same. Purchase and redemption procedures will not change. Slight differences in investment policies and restrictions are proposed but are not expected to increase the level of risk associated with your investment.

Please read the accompanying materials carefully. For more details regarding the proposed reorganization, direct any questions you may have to the Treasurer of the Trust, Mr. James Schrack, at (800) 282-9446. IT IS VERY IMPORTANT THAT YOU COMPLETE AND RETURN THE PROXY CARD.

Thank you for your support and investment in Cardinal Tax Exempt Money Trust.

Sincerely,

Frank W. Siegel, CPA
President
Cardinal Tax Exempt Money Trust

                        CARDINAL TAX EXEMPT MONEY TRUST
                             155 EAST BROAD STREET
                             COLUMBUS, OHIO  43215
                           TELEPHONE: (800) 282-9446

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON FEBRUARY 23, 1996

To The Shareholders Of Cardinal Tax
Exempt Money Trust:

         Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Cardinal Tax Exempt Money Trust (the "Trust") will be held on Friday, February 23, 1996, at 10:00 A.M. (Eastern Time) concurrently with the annual or special in lieu of annual meetings of three of the other funds of the Cardinal family of funds, at the offices of the Trust, 155 East Broad Street, Columbus, Ohio 43215. The Meeting is being called for the following purposes:

         (1)     To fix the number of trustees of the Trust at ten;

         (2) To elect ten trustees of the Trust to hold office for the ensuing year and until their successors are elected and qualified;

         (3) To ratify the selection of KPMG Peat Marwick LLP, independent certified public accountants, as auditors to be employed by the Trust for the fiscal year ending September 30, 1996;

         (4) To approve an Agreement and Plan of Reorganization and Liquidation (the "Plan") for the Trust, and the transactions contemplated thereby, which includes (a) the transfer of all of the assets of the Trust to Cardinal Tax Exempt Money Market Fund (the "Acquiring Fund") of The Cardinal Group (the "Group"), in exchange for shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the Trust; and (b) the distribution to shareholders of the Trust of shares of the Acquiring Fund so received in complete liquidation of the Trust; and

         (5) To transact such other business as may properly come before the Meeting, or any adjournment(s) thereof, including any adjournment(s) necessary to obtain requisite quorums and/or approvals.

         The Board of Trustees of the Trust has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders of the Trust entitled to receive notice of and to vote at the Meeting or any adjournments thereof. The enclosed Combined Prospectus/Proxy Statement contains further information regarding the Meeting and the proposals to be considered.
The enclosed Proxy Card is intended to permit you to vote even if you do not attend the Meeting in person.

         IN ORDER TO HAVE A QUORUM FOR ACTION AT THE MEETING, THE HOLDERS OF AT LEAST ONE-THIRD OF THE TRUST'S SHARES OUTSTANDING MUST BE PRESENT IN PERSON OR BY PROXY. THEREFORE, YOUR PROXY IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. SIGNED BUT UNMARKED PROXY CARDS WILL BE COUNTED IN DETERMINING WHETHER A QUORUM IS PRESENT AND WILL BE VOTED IN FAVOR OF THE PROPOSALS.

                                               By Order of the Board of Trustees


                                               Karen J. Hipsher, Secretary

January __, 1996



                  YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS
                     OF THE NUMBER OF SHARES THAT YOU OWN.
                    PLEASE MARK, SIGN, DATE AND RETURN YOUR
                            PROXY CARD IMMEDIATELY.

                      COMBINED PROSPECTUS/PROXY STATEMENT
                                January __, 1996

Cardinal Tax Exempt Money                      Cardinal Tax Exempt Money Trust
Market Fund, a series of                       155 East Broad Street
The Cardinal Group                             Columbus, Ohio 43215
155 East Broad Street                          Telephone: (800) 282-9446
Columbus, Ohio  43215
Telephone: (800) 282-9446

         This Combined Prospectus/Proxy Statement is being furnished to shareholders of Cardinal Tax Exempt Money Trust, an Ohio business trust (the "Trust"), in connection with the solicitation of proxies by the Board of Trustees of the Trust to be used at the Annual Meeting of Shareholders of the Trust (the "Meeting"), to be held at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215 on Friday, February 23, 1996, beginning at 10:00 A.M. (Eastern Time).

         In addition to the customary annual election of Trustees and ratification of the selection of independent accountants, the Trustees of the Trust are seeking your approval of an Agreement and Plan of Reorganization and Liquidation (the "Plan"), which contemplates that Cardinal Tax Exempt Money Market Fund (the "Acquiring Fund"), a series or portfolio of The Cardinal Group (the "Group"), will acquire all of the assets of and will assume all of the liabilities of the Trust in exchange for shares of the Acquiring Fund.

         Following such exchange, the shares of the Acquiring Fund received by the Trust will be distributed to the Trust's shareholders and the Trust will be liquidated and dissolved. This exchange and distribution transaction is sometimes referred to herein as the "Reorganization."

         This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor, including shareholders of the Trust, should know before investing. Additional information about the Reorganization and the Acquiring Fund is contained in a separate Statement of Additional Information which has been filed with the Securities and Exchange Commission (the "Commission") and is available upon request without charge by calling the Group at (800) 282-9446 or writing to the Group at the address set forth above. The Statement of Additional Information bears the same date as this Combined Prospectus/Proxy Statement and is incorporated by reference herein.

         THE SHARES OF THE ACQUIRING FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR ARE SUCH SHARES FEDERALLY INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENTAL AGENCY. AN INVESTMENT IN THE ACQUIRING FUND INVOLVES CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF

PRINCIPAL. THE ACQUIRING FUND INTENDS TO MAINTAIN A CONSTANT NET ASSET VALUE OF $1.00 PER SHARE, BUT THERE CAN BE NO ASSURANCE THAT NET ASSET VALUE WILL NOT VARY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Upon completion of the Reorganization, you will receive full and fractional shares of the Acquiring Fund equal in value when issued to the shares of the Trust owned by you immediately prior to the Reorganization. No commissions or sales loads will be charged in connection with the Reorganization and there will be no adverse federal income tax consequences. You should separately consider any other tax consequences in consultation with your tax advisers.

         As discussed in detail herein, the investment objectives and strategy of the Acquiring Fund are substantially similar to those of the Trust. There are some differences between investment policies and restrictions, as well as differences in fees and in voting rights, which are described in detail below. The Prospectus of the Acquiring Fund relating to its shares, dated January __, 1996, is incorporated by reference into this Combined Prospectus/Proxy Statement and accompanies this Combined Prospectus/Proxy Statement.

         The Trust's Prospectus dated February 1, 1995, as supplemented December 11, 1995, contains additional information about the Trust, has been filed with the Commission, is incorporated by reference herein and is available without charge by writing the Trust at 155 East Broad Street, Columbus, Ohio 43215, or by calling the Trust at (800) 282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of the request.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

FIXING THE NUMBER OF TRUSTEES AND ELECTION OF
         TRUSTEES - ISSUES 1 AND 2  . . . . . . . . . . . . . . . . . . . .    5
         Compensation Table . . . . . . . . . . . . . . . . . . . . . . . .    8
         Other Executive Officers . . . . . . . . . . . . . . . . . . . . .    9

RATIFICATION OF SELECTION OF INDEPENDENT
         ACCOUNTANTS - ISSUE 3  . . . . . . . . . . . . . . . . . . . . . .    9

APPROVAL OF THE PLAN - ISSUE 4  . . . . . . . . . . . . . . . . . . . . . .   10
         Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         Special Considerations and Risk Factors  . . . . . . . . . . . . .   14
         The Proposed Transaction . . . . . . . . . . . . . . . . . . . . .   18
         Comparison of Investment Objectives, Policies
                 and Restrictions . . . . . . . . . . . . . . . . . . . . .   22
         Investment Restrictions  . . . . . . . . . . . . . . . . . . . . .   23
         Additional Comparative Information . . . . . . . . . . . . . . . .   25
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . .   30

EXHIBIT A - AGREEMENT AND PLAN OF REORGANIZATION
         AND LIQUIDATION . . . . . . . . . . . . . . . . . . . . . . . . .   A-1

                                    GENERAL

         This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees of the Trust to be used in connection with the Meeting to be held on Friday, February 23, 1996.

         The management knows of no business which will be presented for consideration other than that mentioned in Issues 1, 2, 3 and 4 of the Notice of Annual Meeting of Shareholders. If any other matters are properly presented at the Meeting or any adjournment(s) thereof, it is the intention of the persons named therein to vote the proxies in accordance with their judgment on such matters.

         The Board of Trustees has fixed the close of business on January 8, 1996, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting (the "Record Date"). On the Record Date there were ________ shares of beneficial interest, $0.10 par value per share ("Shares"), of the Trust outstanding and entitled to vote. Each of the Shares is entitled to one vote. Shareholders of fractional Shares will be entitled to a vote of such fraction. Shareholders holding one third of the outstanding Shares of the Trust will be deemed to constitute a quorum for the transaction of business at the Meeting.

         The expenses for preparation, printing and mailing of the enclosed proxy, accompanying notice and Combined Prospectus/Proxy Statement, or any re-solicitation of the foregoing, will be paid in part by the Trust and in part by The Ohio Company.

         Only shareholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Meeting. Shares represented by management proxies, unless previously revoked, will be voted at the Meeting in accordance with the instructions of the shareholders. If no instructions are given, the proxies will be voted in favor of the proposals.
To revoke a management proxy, the shareholder giving such proxy must either submit to the Trust a subsequently dated proxy, deliver to the Trust a written notice of revocation or otherwise give notice of revocation in open meeting, in all cases prior to the exercise of the authority granted in the management proxy.

         In the event that sufficient votes are not received by the Meeting date, a person named as proxy may propose one or more adjournments of the Meeting for a period or periods of not more than 45 days in the aggregate to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the Trust's Shares present at the Meeting in person or by proxy. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposals and will vote against any such adjournment those proxies required to be voted against the proposals.

         The mailing address of the principal executive offices of the Trust is 155 East Broad Street, Columbus, Ohio 43215. The approximate date on which this Combined Prospectus/Proxy Statement and form of proxy are first sent to shareholders is January ___, 1996.

         As of the Record Date, the Acquiring Fund had no shares outstanding. The Acquiring Fund does not have and will not have, until the effective date of the Reorganization, any assets or liabilities nor will it have commenced operations.

         Any proxy which is properly executed and received in time to be voted at the Meeting will be counted in determining whether a quorum is present and will be voted in accordance with the instructions marked thereon. Abstentions and "broker non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote) will be counted for purposes of determining whether a quorum is present. For purposes of determining whether a proposal has been approved, abstentions and broker non-votes will have the effect of a vote against the proposal in those instances where approval of an issue requires a certain percentage of all votes outstanding or of the votes constituting the quorum.

            FIXING THE NUMBER OF TRUSTEES AND ELECTION OF TRUSTEES -
                                 ISSUES 1 AND 2

         It is the present intention that the enclosed proxy will be used for the purposes of voting in favor of fixing the number of trustees at ten and the election of each of the following ten nominees as a trustee to hold office until the next annual meeting and until his successor is elected and qualified. Except for Mr. Allen, each of the nominees is a member of the present Board of Trustees of the Trust and has been elected by shareholder vote. Pursuant to Rule 14a-4(d) under the Securities Exchange Act of 1934, each nominee has consented to be named in this Combined Prospectus/Proxy Statement and to serve if elected. It is not expected that any of the nominees will decline or become unavailable for election, but in case this should happen, the discretionary power given in the proxy may be used to vote for a substitute nominee or nominees.

                NAME, AGE, POSITION WITH THE TRUST                                             SHARES OF TRUST
                    PRINCIPAL OCCUPATION(a)                                  A TRUSTEE OF      BENEFICIALLY OWNED    % OF CLASS AT
         DIRECTORSHIPS WITH OTHER PUBLICLY HELD COMPANIES(b)                THE TRUST SINCE       AS OF 1/8/96           1/8/96
         ---------------------------------------------------                ---------------   --------------------    -------------
H. KEITH ALLEN -- Age 54 -- Chairman(c) and Trustee(d)(f)*                        1995              ________           ______  %
Chief Operating Officer, Secretary, Treasurer and a Director of The Ohio
Company (investment banking).

FRANK W. SIEGEL -- Age 43 -- President(c) and Trustee (d)(f)*                     1995              ________           ________
Chartered Financial Analyst and Senior Vice President of The Ohio Company
(investment banking); formerly Vice President of Keystone Group (mutual fund management/administration); formerly Senior Vice President of Trust Advisory
Group (mutual fund consulting).

GORDON B. CARSON -- Age 84 -- Trustee(f)                                          1983              ________           ________
Principal, Whitfield Robert Associates (construction consulting firm).

JOHN B. GERLACH, JR. -- Age 41 -- Trustee(e)                                      1993              ________           ________
President and a Director of Lancaster Colony Corporation (diversified consumer products) since 1994; formerly Executive Vice President, Secretary and a Director of Lancaster Colony.

MICHAEL J. KNILANS -- Age 68 -- Trustee(f)                                        1989              ________           ________
From November, 1989 to August, 1995, member, Workers' Compensation Board
(Ohio Bureau of Workers Compensation) and Chairman from 1992 through August,
1995; a Director of Eagle Food Centers, Inc. (supermarket company).

JAMES I. LUCK -- Age 50 -- Trustee                                                1989              ________           ________
President of The Columbus Foundation (philanthropic public foundation).

DAVID L. NELSON -- Age 65 -- Trustee(d)(e)                                        1983              ________           ________
Since October, 1995, Chairman of the Board of Directors of Herman Miller,
Inc. (furniture manufacturer); former Vice President, Customer Support,
Americas Region, and Vice President, Customer Satisfaction, Industry Segment,
of Asea Brown Boveri, Inc. (designer and manufacturer of process automation systems for basic industries).

C. A. PETERSON -- Age 69 -- Trustee*                                              1983              ________           ________
Chartered Financial Analyst and former Senior Executive Vice President and a
Director of The Ohio Company (investment banking).

LAWRENCE H. ROGERS II -- Age 74 -- Trustee                                        1983                  --              --
Self-employed author; former Vice Chairman of Motor Sports Enterprises, Inc.;
also a Director of Cincinnati Life Insurance Company and Cincinnati Financial
Corporation.


                NAME, AGE, POSITION WITH THE TRUST                                             SHARES OF TRUST
                    PRINCIPAL OCCUPATION(a)                                  A TRUSTEE OF      BENEFICIALLY OWNED    % OF CLASS AT
         DIRECTORSHIPS WITH OTHER PUBLICLY HELD COMPANIES(b)                THE TRUST SINCE       AS OF 1/8/96           1/8/96
         ---------------------------------------------------                ---------------   --------------------    -------------
JOSEPH H. STEGMAYER -- Age 44 -- Trustee(d)(e)                                    1983              ________           ________
President and a Director of Clayton Homes, Inc. (manufactured homes); former
Vice President, Treasurer, Chief Financial Officer and a Director of
Worthington Industries, Inc. (specialty steel and plastics manufacturer).


All Trustees and Officers of the Trust as a group (including __ persons).                           ________          _________
_____________________

(a) Unless otherwise noted, Principal Occupation reflects principal responsibility of each individual during the past five years.
(b) All nominees also serve as Trustees of Cardinal Government Securities Trust, Cardinal Government Obligations Fund and the Group, and as Directors of The Cardinal Fund Inc.
(c) Mr. Allen has been an officer of the Trust since July, 1995. Mr. Siegel has been an officer of the Trust since October, 1994.
(d)      Member of the Nominating Committee.
(e)      Member of the Audit Committee.
(f)      Member of the Executive Committee.

* Messrs. Allen, Siegel and Peterson are considered "interested persons" of the Trust and Cardinal Management Corp., as that term is defined in
         Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act").


         The Trust has an Audit Committee comprised of the above designated Trustees. During the fiscal year ended September 30, 1995, the Audit Committee held two meetings. The function of such Committee includes such specific matters as recommending independent auditors to the Board of Trustees, reviewing audit plans and results of audits, and considering other related matters deemed appropriate by the Board of Trustees.

         The Trust has a Nominating Committee which is comprised of the above designated Trustees. During the fiscal year ended September 30, 1995, the Nominating Committee held no meetings. The Committee's function includes selecting and recommending to the full Board of Trustees nominees for election as Trustees of the Trust. The Committee has been able to identify from its own resources an ample number of qualified candidates, but will consider shareholder suggestions of persons to be considered as nominees to fill future vacancies on the Board. Such suggestion must be sent in writing to the Nominating Committee of the Trust, c/o the Trust's Secretary. Suggestions must be received by the Trust's Secretary before the end of the Trust's fiscal year to be eligible for consideration for nomination at or before the next annual meeting of shareholders.

         During the fiscal year ended September 30, 1995, the Trust's Board of Trustees held four meetings.

         The affirmative vote of the holders of at least a majority of the Shares of the Trust present in person or by proxy is required to approve the proposal to fix the number of trustees at ten and for the election of trustees.

         The following table sets forth information regarding all compensation paid by the Trust to its Trustees for their services as trustees during the fiscal year ended September 30, 1995. The Trust has no pension or retirement plans.

COMPENSATION TABLE

                                           AGGREGATE
 NAME AND POSITION                         COMPENSATION                      TOTAL COMPENSATION FROM THE
 WITH THE TRUST*                           FROM THE TRUST                    TRUST AND THE FUND COMPLEX**
 --------------                            --------------                    ----------------------------
 H. Keith Allen                            $0                                $0
 Chairman, Trustee and Member of
 Executive and
 Nominating Committees

 Gordon B. Carson                          $2,400                            $12,000
 Trustee and Member of Executive
 Committee

 John B. Gerlach                           $2,600                            $13,000
 Trustee and Member of Audit Committee

 Michael J. Knilans                        $2,400                            $12,000
 Trustee and Member of Executive
 Committee

 James I. Luck                             $2,400                            $12,000
 Trustee

 David L. Nelson                           $2,600                            $13,000
 Trustee and Member of Audit and
 Nominating Committees

 C.A. Peterson                             $2,400                            $12,000
 Trustee

 Lawrence H. Rogers, II                    $2,400                            $12,000
 Trustee

 Frank W. Siegel                           $0                                $0
 Trustee, President and Member of
 Nominating and Executive Committees

                                           AGGREGATE
 NAME AND POSITION                         COMPENSATION                      TOTAL COMPENSATION FROM THE
 WITH THE TRUST*                           FROM THE TRUST                    TRUST AND THE FUND COMPLEX**
 --------------                            --------------                    ----------------------------
 Joseph H. Stegmayer                       $2,000                            $10,000
 Trustee and Member of Audit and
 Nominating Committees
__________________________________

          *During the fiscal year ended September 30, 1995, Hannibal L. Godwin, a former officer of the Trust, and John L. Schlater, each former officers of The Ohio Company and CMC, had served as trustees of the Trust but no longer do so as of the date hereof. Neither Mr. Godwin nor Mr. Schlater received any compensation from the Trust or the Fund Complex.

         **For purposes of this Table, Fund Complex means one or more mutual funds, including the Trust, which have a common investment adviser or affiliated investment advisers or which hold themselves out to the public as being related.


OTHER EXECUTIVE OFFICERS

         The following table sets forth certain information with respect to the other executive officers of the Trust:


         NAME (POSITION WITH                                              PRINCIPAL                       AN OFFICER OF THE
               TRUST)                          AGE                      OCCUPATION(1)                        TRUST SINCE
         -------------------                 -------                  -----------------                   -----------------
  James M. Schrack II                          37               Vice President                                   1983
    (Treasurer)                                                   The Ohio Company

  David C. Will                                54               Vice President                                   1993
    (Vice President)                                              The Ohio Company

  Karen J. Hipsher                             50               Employee                                         1994
    (Secretary)                                                   The Ohio Company
______________

(1) Principal occupation reflects the principal responsibility of each individual during the past five years.


         Officers of the Trust are elected for terms of one year and until their respective successors are chosen and qualified, subject to removal from office at any time by a vote of the majority of the Board of Trustees.

         None of the officers of the Trust receives compensation from the Trust. The Trust has no employees.

         RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS - ISSUE 3

         The Board of Trustees of the Trust, including a majority of the Board of Trustees who are not "interested persons," on November 13, 1995, approved the selection of KPMG Peat Marwick LLP as the independent certified public accountants of the Trust. Unless instructed in the Proxy to the contrary, the persons named therein intend to vote in favor of the ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants of the Trust to serve for the fiscal year ending September 30, 1996.

         A representative of KPMG Peat Marwick LLP will be present at the Meeting with an opportunity to make a statement if he desires to do so and to respond to appropriate questions.

         The affirmative vote of the holders of at least a majority of the total number of Shares present in person or by proxy at the meeting is required to ratify the Board of Trustees' selection of KPMG Peat Marwick LLP as independent accountants for the Trust.

                         APPROVAL OF THE PLAN - ISSUE 4

SUMMARY

         This Summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, the accompanying Prospectus of the Acquiring Fund dated January __, 1996, and the Prospectus of the Trust dated February 1, 1995, as supplemented December 11, 1995.

         PROPOSED REORGANIZATION. The Plan provides for the transfer of all of the assets of the Trust to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Group on behalf of the Acquiring Fund of all of the liabilities of the Trust. The Plan also calls for the distribution of shares of the Acquiring Fund to the Trust's shareholders in complete liquidation of the Trust. (The foregoing proposed transactions are referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Trust will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the shareholder's Shares of the Trust as of the close of business on the day preceding the date that the Trust's assets are exchanged for shares of the Acquiring Fund. Proposals for similar reorganizations into other series of the Group are simultaneously being made to shareholders of The Cardinal Fund Inc., Cardinal Government Obligations Fund and Cardinal Government Securities Trust, the other series of the Cardinal family of funds.

         For the reasons set forth below under "THE PROPOSED TRANSACTION -- REASONS FOR THE REORGANIZATION," the Board of Trustees of the Trust, including the Trustees of the Trust (the "Independent Trustees") who are not "interested persons" as that term is defined in the 1940 Act, at a special meeting held on November 13, 1995, unanimously concluded that the Reorganization will be in the best interests of the Trust and its shareholders and that the interests of the Trust's existing shareholders will not be diluted as a result of the transaction contemplated by the

Reorganization and therefore has submitted the Plan for approval by the Trust's shareholders. The Board of Trustees of the Group has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

         Approval of the Reorganization will require the affirmative vote of at least two-thirds of the Shares of the Trust outstanding and entitled voted on the matter. See "APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION" below.

         COMPARATIVE EXPENSE INFORMATION. The purpose of the following tables is to assist shareholders of the Trust in understanding the costs and expenses that a shareholder in the Acquiring Fund would bear directly or indirectly. The shareholder transaction expenses for the Acquiring Fund are estimated for the fiscal period following the Reorganization and ending September 30, 1996. The expenses of the Trust are based upon the fiscal year ended September 30, 1995.

                                     ACQUIRING                   ACQUIRING FUND ON
SHAREHOLDER TRANSACTION EXPENSES        FUND         TRUST       A PRO FORMA BASIS*
--------------------------------     ----------      -----       ------------------
Sales Charge (as a percentage of         0%             0%                  0%
  offering price)

Annual Fund Expenses (as a percentage
  of average net assets)

     Investment Advisory Fees          .50%           .50%                .50%

     Rule 12b-1 Fees                     0              0                   0

     Other Expenses                    .32(1)         .33                 .32
                                       ------         ---                 ---

     Total Fund Operating Expenses     .82%           .83%                .82%
                                       ====           ====                ====
________________

1        "Other Expenses" are based upon estimated amounts for the current fiscal year.

* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.



EXAMPLE
-------
You would pay the following
expenses on a $1,000
investment, assuming (1) 5%
annual return and (2)
redemption at the end of each
period:

                                                                                            ACQUIRING FUND ON
                                       ACQUIRING FUND                  TRUST                A PRO FORMA BASIS*
                                       --------------                  -----                ------------------
One Year                                    $ 8                        $  8                        $  8

Three Years                                 $26                        $ 26                        $ 26

Five Years                                  N/A                        $ 46                        $ 46

Ten Years                                   N/A                        $103                        $101
______________


* These calculations reflect the expense information for the Acquiring Fund after giving effect to the Reorganization.

         FEDERAL INCOME TAX CONSEQUENCES. Prior to completion of the Reorganization, the Trust will have received an opinion of counsel that, upon the consummation of the Reorganization and the transfer of the assets of the Trust, no gain or loss will be recognized by the Trust or its shareholders for federal income tax purposes. The holding period and aggregate tax basis for the Acquiring Fund shares that are received by a Trust shareholder will be the same as the holding period and aggregate tax basis of the Shares of the Trust previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Trust in the hands of the Acquiring Fund as a result of the Reorganization will be the same as the holding period and tax basis of the assets in the hands of the Trust immediately prior to the Reorganization.

         APPROVAL AND CONSUMMATION OF THE PROPOSED TRANSACTION. The Board of Trustees of the Trust, at a special meeting held on November 13, 1995, determined unanimously that the Reorganization is in the best interests of the Trust and that the interests of the existing shareholders of the Trust will not be diluted as a result of the Reorganization. Similarly, the Board of Trustees of the Group unanimously determined that the Reorganization is in the best interests of the Group and the Acquiring Fund. The proposed Reorganization of the Trust with and into the Acquiring Fund is part of a larger plan to reorganize each of the Trust, Cardinal Government Obligations Fund, Cardinal Government Securities Trust and The Cardinal Fund Inc., each a separate stand-alone investment company, into a separate portfolio of the Group, and will allow the shareholders of the Trust to realize certain economies of scale as a result of becoming shareholders of a series investment company and thus having certain fixed fees spread over a larger pool of assets. In addition, the corporate structure of and the more uniform investment policies and restrictions of the Acquiring Fund will improve oversight of compliance obligations and overall management of the shareholders' investment since many of such policies and restrictions will be the same for all of the series or portfolios of the Group. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION" below.

         To be approved, the Plan will require the affirmative vote of the holders of at least two-thirds of the Shares of the Trust entitled to vote on the matter. The Reorganization with respect to the Trust is not contingent on the approval of the Reorganization with respect to any of the other Cardinal funds. If the Trust's shareholders do not approve the proposed Reorganization, the Trust's Board of Trustees will consider what other alternatives would be in the shareholders' best interests. If the Plan is approved at the Meeting, the effective date of the Reorganization (the "Closing Date") is expected to be on or about March 31, 1996, subject, however, to the receipt by the Trust and the Group, if necessary, of an order of exemption from the Commission with respect to the Reorganization.

         INVESTMENT OBJECTIVES AND POLICIES. The Trust and the Acquiring Fund have the same investment objectives, and generally have the same investment policies and restrictions. Each of the Trust and the Acquiring Fund seek to maximize current income exempt from federal income tax while preserving capital and maintaining liquidity. In order to achieve these objectives each has a policy of investing at least 80% of its net assets in a diversified portfolio of Municipal Securities (as defined below under "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS -- INVESTMENT OBJECTIVES AND POLICIES"), the interest on which is both exempt from federal income tax and not treated as a preference item for purposes of the federal alternative minimum tax. For a discussion of the differences between the investment restrictions of the Acquiring Fund and the Trust, see "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS -- INVESTMENT RESTRICTIONS."

         FEES AND EXPENSES. Each of the Trust and the Acquiring Fund pay the following fees: to Cardinal Management Corp. ("CMC") an investment advisory and management fee computed daily and payable monthly at the annual rate of 0.50% of the value of its average daily net assets; and to CMC for transfer agency services an annual fee, paid monthly, at an annual rate of $21 per shareholder account plus out-of-pocket expenses. The Acquiring Fund also pays to CMC for fund accounting services a fee computed daily and paid periodically at an annual rate of .03% of its average daily net assets of $100 million or less and .01% of its average daily net assets in excess of $100 million.

         The Trust pays to CMC for fund accounting services a fee equal to $9,000 for the first $25 million of assets, $6,000 for the next $25 million of assets, $3,000 for each additional $25 million to $350 million of assets, and $3,000 for each additional $100 million of assets thereafter.

         Shares of each of the Trust and the Acquiring Fund are distributed by The Ohio Company, a registered broker-dealer and the sole shareholder of CMC. Neither the Trust nor the Acquiring Fund pays any distribution fees or expenses nor is any sales charge imposed upon the sale of its shares.

         The expense ratio of the Acquiring Fund subsequent to the Reorganization is expected to be slightly lower than that of the Trust. See "THE PROPOSED TRANSACTION -- REASONS FOR THE PROPOSED TRANSACTION." The total annual operating expenses of the Trust as of September 30, 1995, were 0.83% as a percentage of average net assets. Assuming the same level of net assets for the Acquiring Fund after the Reorganization, it is estimated that the total annual operating expenses for the Acquiring Fund stated as a percentage of average net assets would be 0.82%.

         COMPARISON OF PURCHASE AND REDEMPTION PROCEDURES. Shares of the Trust and the Acquiring Fund are offered at net asset value and may be purchased through The Ohio Company on each day the New York Stock Exchange is open for business (a "Business Day"). The minimum initial investment in both the Trust and the Acquiring Fund is $1,000, the minimum subsequent investment is $100 and there is no sales charge imposed upon the purchase of shares or upon the reinvestment of dividends and distributions.

         Redemption orders for shares of both the Trust and the Acquiring Fund must be placed with CMC. Proceeds of redemption requests received by CMC in proper form before (1) 4:00 p.m. Eastern Time for shareholders who are customers of The Ohio Company and who have submitted their redemption request through their broker at The Ohio Company or (2) 12:00 noon Eastern Time for all other redemption requests, will be sent by mail on the next Business Day or, if the expedited redemption option is available, by federal funds wire on the next Business Day for use on that day.

         COMPARISON OF EXCHANGE PRIVILEGES. Shares of the Trust and of the Acquiring Fund may be exchanged for shares of any other fund advised by The Ohio Company or CMC (a "Cardinal Fund") at respective net asset values, although a sales charge may be applicable upon exchanges of shares for a Cardinal Fund sold with a sales charge.

         COMPARISON OF DIVIDEND POLICIES. Each of the Trust and the Acquiring Fund declare dividends daily and pay dividends from net investment income monthly. Each of the Trust and Acquiring Fund will distribute all of any capital gains at least annually. In addition, shareholders of the Trust and the Acquiring Fund receive dividends and distributions in the form of additional shares and not in cash unless otherwise requested by the shareholder.

         COMPARISON OF VOTING RIGHTS. Each shareholder of the Trust is entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held on each matter submitted to the vote of the Trust's shareholders, regardless of the net asset value of such share. Each shareholder of the Acquiring Fund, however, is entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested.

SPECIAL CONSIDERATIONS AND RISK FACTORS

         Because the investment objectives, policies, strategies and restrictions of the Trust and the Acquiring Fund are substantially similar, the overall level of investment risk should not materially change as a result of the Reorganization. There can be no assurance that either the Trust or the Acquiring Fund will achieve its investment objectives or be able continuously to maintain a net asset value per share of $1.00.

         The following discussion is qualified in its entirety by the disclosure set forth in the Acquiring Fund's Prospectus accompanying this Combined Prospectus/Proxy Statement and the Trust's Prospectus. For additional information, see "COMPARISON OF INVESTMENT OBJECTIVES,

POLICIES AND RESTRICTIONS" and "ADDITIONAL COMPARATIVE INFORMATION," below.

         VARIABLE RATE SECURITIES. The Trust and the Acquiring Fund invest or intend to invest more than 25% of their assets in certain variable or floating rate demand Municipal Securities, including participation interests therein. The value of such securities may change with changes in interest rates generally. However, the variable or floating rate nature of such securities should reduce, to the extent the Trust or the Acquiring Fund (as the case may be) is invested in such securities, the degree of fluctuation in the value of portfolio investments. Accordingly, as interest rates decrease or increase, the potential for capital appreciation and the risk of potential capital depreciation is less than would be the case with a portfolio composed entirely of fixed income securities. The Trust and the Acquiring Fund's portfolio may contain variable or floating rate demand securities on which stated minimum or maximum rates set by state law limit the degree to which interest on such securities may fluctuate; to the extent it does, increases or decreases in value may be somewhat greater than would be the case without such limits. Because the adjustment of interest rates on the variable or floating rate demand securities is made in relation to movements of the applicable indices (e.g., the prime rate), such securities are not comparable to longer-term fixed rate securities. Accordingly, interest rates on such securities may be higher or lower than current market rates for fixed rate obligations of comparable quality with similar maturities. The Trust and the Acquiring Fund, however, will only acquire variable or floating rate securities the interest rates on which are determined by reference to other short-term market rates of interest. To the extent the Trust's or the Acquiring Fund's portfolio is invested in variable or floating rate securities, yield can be expected to decline in periods of falling interest rates more rapidly than if its portfolio is invested solely in longer-term fixed rate securities. Conversely, yield, under the same circumstances, can be expected to increase more rapidly in periods of rising interest rates. Such instruments may be considered to be derivatives.
A derivative is generally defined as an instrument whose value is based upon, or derived from, some underlying index, reference rate (e.g., interest rates), security, commodity or other asset. As stated above, neither the Trust nor the Acquiring Fund has any limit as to the percentage of its total assets that may be invested in such variable or floating rate securities.

         The characteristics of short-term Municipal Securities are such that the price stability and liquidity of a fund which invests in such securities may not be equal to that of a money market fund which exclusively invests in short-term taxable money market securities. While CMC believes that the purchase of variable rate demand Municipal Securities will facilitate maintaining a $1.00 per share net asset value, each of the Trust and the Acquiring Trust is still expected to have a significantly longer average maturity than a general purpose taxable money market fund with the result that the pricing of its portfolio will tend to be more subject to short-term interest rate fluctuations.

         CONCENTRATION. Variable rate demand Municipal Securities in which the Trust and the Acquiring Fund invest may be supported by bank letters of credit or comparable guarantees of financial institutions. To the extent that 25% or more of the Trust's or the Acquiring Fund's assets are invested in variable rate demand Municipal Securities supported by such letters of credit or guarantees, the Trust or the Acquiring Fund, as the case may be, may be deemed to be concentrated in the banking industry. The profitability of this industry is largely dependent upon the availability and cost of capital funds for the purpose of financing lending operations under prevailing money market conditions. Also, general economic conditions play an important part in the operations of this industry and exposure to credit losses arising from possible financial difficulties of borrowers might affect a bank's ability to meet its obligations under a letter of credit.

         WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS. Each of the Trust and the Acquiring Fund may also purchase securities on a when-issued or delayed-delivery basis. The Trust and the Acquiring Fund will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objectives and policies, not for investment leverage, although such transactions represent a form of leveraging. When-issued securities are securities purchased for delivery beyond the normal settlement date at a stated price and yield and thereby involve a risk that the yield obtained in the transaction will be less than those available in the market when delivery takes place. Such securities are not paid for or do not start earning interest until they are received although the payment obligation and the coupon rate have been established before the time the mutual fund enters into the commitment. When the Trust or the Acquiring Fund agrees to purchase such securities, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Securities purchased on a when-issued basis are recorded as an asset and are subject to changes in the value based upon changes in the general level of interest rates. In when-issued and delayed-delivery transactions, the mutual fund relies on the seller to complete the transaction; the seller's failure to do so may cause such fund to miss a price or yield considered to be advantageous.

         Neither the Trust's nor the Acquiring Fund's commitments to purchase when-issued securities will exceed 25% of the value of its total assets absent unusual market conditions. In the event that its commitments to purchase when-issued securities ever exceed 25% of the value of its assets, such fund's liquidity and the ability of CMC to manage it might be adversely affected.

         TAXABLE MONEY MARKET SECURITIES. Under normal operating circumstances, the Trust's and the Acquiring Fund's assets will be managed with a view towards producing only income that is exempt from federal income taxation. However, the Trust and the Acquiring Fund may each invest up to 20% of its respective assets in "temporary investments," that is, money market instruments consisting of marketable obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, deposit obligations of banks and savings and loans which are members of the Federal Deposit Insurance Corporation ("FDIC"), bankers' acceptances, high-grade commercial paper guaranteed or issued by domestic corporations and repurchase agreements secured by such obligations.

         REPURCHASE AGREEMENTS. Securities held by each of the Trust and the Acquiring Fund may be subject to repurchase agreements. Under the terms of a repurchase agreement, the Trust or the Acquiring Fund acquires securities from a financial institution such as a well-established securities dealer or a bank which is a member of the Federal Reserve System which CMC deems creditworthy under guidelines approved by the respective Boards of Trustees. At the time of purchase, the bank or securities dealer agrees to repurchase the underlying securities at a specified time and price. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. Under the 1940 Act, repurchase agreements are considered to be loans by the Trust and the Acquiring Fund. The Trust and the Acquiring Fund will only enter into a repurchase agreement where (i) the underlying securities are of the type which such fund's investment policies would allow it to purchase directly, (ii) the market value of the underlying security, including interest accrued, will be at all times equal to or exceed the value of the repurchase agreement, and (iii) payment for the underlying securities is made only upon physical delivery or evidence of book-entry transfer to the account of the fund's custodian or a bank acting as agent. CMC will be responsible for continuously monitoring such requirements. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Trust or the Acquiring Fund, as the case may be, could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the underlying securities during the period while seeking to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and
(c) expenses of enforcing its rights.

         LOAN PARTICIPATIONS. The Trust and the Acquiring Fund may each acquire participations in privately negotiated loans to municipal borrowers, provided that the interest received thereon is exempt, in the opinion of bond counsel to the municipal borrower, from federal income tax. Loan participations are loans subject to the Trust's and the Acquiring Fund's respective investment restrictions applicable to these activities. See "COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS" below.

         INVESTMENT COMPANY SECURITIES. Each of the Trust and the Acquiring Fund may also invest up to 10% of the value of its total assets in the securities of other investment companies subject to the limitations set forth in the 1940 Act. Such funds intend to invest in the securities of other money market mutual funds for purposes of short-term cash management. Their investment in such other investment companies may result in the duplication of fees and expenses, particularly investment advisory fees.

THE PROPOSED TRANSACTION

         AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that all of the assets of the Trust as of the Exchange Date (as defined in the Plan) will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Trust. The Closing Date is expected to be on or about March 31, 1996, subject, however, to the receipt by the Trust and the Group of any necessary order of exemption from the Commission with respect to the Reorganization. A copy of the Plan is attached as Exhibit A to this Combined Prospectus/Proxy Statement. Although portions of the Plan are summarized below, this summary is qualified in its entirety by reference to the Plan.

         Promptly after the Exchange Date, the Trust will distribute the shares of the Acquiring Fund to the Trust's shareholders of record as of the close of business on the Exchange Date. The shares of the Acquiring Fund which will be issued for distribution to the Trust's shareholders will be equal in aggregate value to the Shares of the Trust held as of the Valuation Time (as defined in the Plan). All issued and outstanding Shares of the Trust will be cancelled on the Trust's books. Shares of the Acquiring Fund will be represented only by book entries; no share certificates will be issued.

         The consummation of the Reorganization is subject to the satisfaction of a number of conditions set forth in the Plan, including approval by shareholders of the Trust. The Plan also may be terminated and the Reorganization abandoned by the Trust and the Acquiring Fund by mutual consent of their respective trustees. If the consummation of the Reorganization is so abandoned, no party shall be liable to the other party for any damages
resulting therefrom.   If the Reorganization is otherwise not consummated by
reason of either party's being unwilling or unable to go forward (other than by reason of the non-fulfillment or failure of certain conditions to such party's obligations), such party will pay directly all reasonable fees and expenses incurred by the other party in connection with the Reorganization.

         The Reorganization also is subject to the condition of obtaining an opinion of counsel to the effect that the Reorganization constitutes a tax-free reorganization for federal income tax purposes and any necessary written order of exemption from the Commission exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

         Except as otherwise provided below, all fees and expenses incurred by a party in connection with the Plan will be paid by the party directly incurring such costs except where a party is unwilling or unable to go forward (other than for lack of requisite shareholder approval or breach by the other party in its covenants) in which case such party will pay all reasonable fees and expenses of the other party. The Ohio Company will pay the costs associated with the Reorganization. The Trust will pay those costs associated with that portion of the Meeting relating to customary annual meeting matters (e.g., election of trustees), and the Acquiring Fund will bear its organizational costs.

         Shareholders of the Trust will have no dissenters' rights or appraisal rights. If the Plan is duly approved by shareholders, all shareholders of the Trust as of the Exchange Date, including those that voted against the approval of the Plan, will receive shares of the Acquiring Fund. All shareholders of the Trust have the right at any time up to the next business day preceding the Exchange Date to redeem their Shares at net asset value according to the procedures set forth in the Trust's Prospectus.

         This summary does not purport to be a complete description of the Plan and is subject to the terms and conditions of the Plan set forth in Exhibit A.

         REASONS FOR THE PROPOSED TRANSACTION. Currently, the Trust is a separate, stand-alone investment company organized in 1983. The Group was organized as a series investment company in 1993, and in October and November 1995, its Board of Trustees created the Acquiring Fund with substantially identical investment objectives, policies and restrictions to those of the Trust. Because of the similarity between the Trust and the Acquiring Fund, the considerations and risks involved with an investment in the Acquiring Fund are expected to be comparable to those associated with an investment in the Trust. The Acquiring Fund has been established for purposes of effecting the Reorganization and will not commence operations prior to the Exchange Date.

         The transactions contemplated by the Plan were presented to the Board of Trustees of the Trust for their consideration at meetings held on October 20, 1995, and November 13, 1995. The Board of Trustees of the Trust concluded unanimously that the Reorganization is in the best interests of the Trust and that the interests of the existing shareholders of the Trust will not be diluted by the Reorganization.

         The Board of Trustees of the Trust, in reaching this conclusion, considered the costs resulting from the separate operation of the Trust and the proposed costs of the Acquiring Fund as provided by The Ohio Company, in light of their substantially similar investment objectives, policies, restrictions, Boards of Trustees, officers and service providers. The Board also considered the operating and compliance efficiencies that could result from moving the operation of the Trust from a stand-alone investment company to a separate portfolio of a series investment company. The investment policies and restrictions of the Acquiring Fund which were approved by the Board of Trustees of the Group vary somewhat from the policies of the Trust; however, such differences reflect a more uniform and flexible set of investment restrictions that are currently in place for each of the other series or portfolios of the Group. Such restrictions were approved to help achieve greater compliance efficiencies by having each series of the Group have the same or substantially the same investment restrictions.

         In addition, certain operating efficiencies are expected to be achieved since under Ohio law and the Group's Declaration of Trust an annual meeting of shareholders of the Acquiring Fund is not required. The Trust under its Declaration of Trust is required to hold such a meeting. Also, certain fixed costs associated with the operation of the Trust when incurred by the Acquiring Fund as part of the Group would decrease on a per share basis since such costs would be spread over a larger pool of assets, e.g., certain legal and printing fees, while maintaining the same services by the same service providers.

         In particular, the Board considered the anticipated expense ratios of the Acquiring Fund, the structure of the Group, the experience of the service providers of the Acquiring Fund and the level of service to be provided to the shareholders of the Acquiring Fund, as represented by The Ohio Company.

         The Board of Trustees of the Trust based its decision to approve the proposed transaction upon its consideration of a number of factors, including, among other things:

         (1) the terms and conditions of the Reorganization and whether it would result in a dilution of the existing shareholders' interests;

         (2) the similarity of the Trust's investment objectives, strategies and policies with those of the Acquiring Fund, as well as the views of CMC that any differences between the investment policies and restrictions of the Trust and the Acquiring Fund should not materially increase investment risks;

         (3) the experience and resources of CMC with respect to providing investment management services, and the experience of and quality of services to be provided by the Acquiring Fund's other service providers;

         (4) the projected expense ratios and information regarding fees and expenses of the Trust, the Acquiring Fund and other similar funds and the services being offered to shareholders;

         (5) the conditioning of the Reorganization on the receipt of a legal opinion confirming the absence of any adverse federal tax consequences to the Trust or its shareholders resulting from the Reorganization; and

         (6)     other factors as it deemed relevant.

         In particular, the Board considered the following per share operating expense ratios (total annual operating expenses expressed as a percentage of average net assets) for Shares of the Trust for the year ended September 30, 1995, and as estimated for the shares of the Acquiring Fund for the period following the effective date of the

Reorganization and ending September 30, 1996, after giving effect to the
Reorganization:

                            OPERATING EXPENSE RATIOS

                 CARDINAL TAX EXEMPT               CARDINAL TAX EXEMPT MONEY
                 -------------------               -------------------------
                     MONEY TRUST                           MARKET FUND
                     -----------                           -----------
                       0.83%                                  0.82%

         DESCRIPTION OF THE SECURITIES TO BE ISSUED. Ownership in the Acquiring Fund is represented by units of beneficial interest, without par value, of The Cardinal Group (the "Group"), which is an open-end investment company of the management type, organized as an Ohio business trust on March 23, 1993. The Acquiring Fund is currently one of six separate series of the Group. Like the Trust, the Acquiring Fund is diversified, as that term is defined in the 1940 Act. Currently there is only one class of shares for the Acquiring Fund. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. See "ADDITIONAL COMPARATIVE INFORMATION."

         FEDERAL INCOME TAX CONSEQUENCES. As a condition to the closing of the Reorganization, the Trust and the Group must receive a favorable opinion from Baker & Hostetler, counsel to both the Trust and the Group, substantially to the effect that, for federal income tax purposes: (a) the Reorganization will constitute a "tax-free" reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) no gain or loss will be recognized by the Acquiring Fund or the Trust as a result of the Reorganization; (c) no gain or loss will be recognized by shareholders of the Trust upon the exchange of their Shares of the Trust for shares of the Acquiring Fund; (d) the tax basis of the Acquiring Fund shares received by shareholders of the Trust pursuant to the Reorganization will be the same as the basis of the Shares of the Trust held immediately prior to the Reorganization; (e) the holding period of the Acquiring Fund shares so received will include the period during which the Trust shareholder held Shares of the Trust, provided such Shares were held as a capital asset; (f) the tax basis of the Trust's assets acquired by the Acquiring Fund will be the same as the basis of such assets immediately prior to the Reorganization; and (g) the holding period of such assets will include the period during which those assets were held by the Trust. The Group and the Trust do not intend to seek a private letter ruling with respect to the tax effects of the Reorganization.

         CAPITALIZATION. The following table shows the capitalization of the Trust as of September 30, 1995. The Acquiring Fund has no and will have no assets or liabilities or commence operations prior to the consummation of the Reorganization. THEREFORE, NO PRO FORMA FINANCIAL INFORMATION GIVING EFFECT TO THE REORGANIZATION IS PROVIDED.

                        CARDINAL TAX EXEMPT MONEY TRUST

Net assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . $64,779,828
Shares outstanding  . . . . . . . . . . . . . . . . . . . . . . . .  64,779,828
Net asset value per share . . . . . . . . . . . . . . . . . . . . . . . . $1.00

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

         INVESTMENT OBJECTIVES AND POLICIES. The investment objectives and policies of the Trust are substantially similar to those of the Acquiring Fund. The investment objectives of the Trust and Acquiring Fund are "fundamental," which means that they may not be changed without the consent of a majority of such fund's outstanding shares, as defined in the 1940 Act.

         The investment objectives of each of the Trust and the Acquiring Fund are to maximize current income exempt from federal income tax while preserving capital and maintaining liquidity.

         As money market funds, each of the Trust and the Acquiring Fund invests exclusively in United States dollar-denominated instruments which are determined by CMC and the Trustees to present minimal credit risks and which at the time of acquisition are rated by one or more appropriate nationally recognized statistical rating organizations ("NRSROs") (e.g., Standard & Poor's Corporation and Moody's Investors Service, Inc.) in one of the two highest rating categories for short-term debt obligations or, if unrated, are of comparable quality. All securities or instruments in which the Trust and the Acquiring Fund invest have, or are deemed to have, remaining maturities of 397 calendar days (thirteen months) or less. The dollar-weighted average maturity of the obligations in each of the Trust and the Acquiring Fund will not exceed 90 days.

         As a matter of policy, under normal market conditions, each of the Trust and the Acquiring Fund will invest at least 80% of its net assets in a diversified portfolio of Municipal Securities (as defined below), the interest on which is both exempt from federal income tax and not treated as a preference item for purposes of the federal alternative minimum tax. Subject to the foregoing limitations and in order to achieve its investment objectives, each of the Trust and the Acquiring Fund expects to invest in the following types of securities: bond anticipation notes, construction loan notes, project notes, revenue anticipation notes and tax anticipation notes, as well as municipal bonds and participation interests therein, including industrial development revenue bonds and pollution control revenue bonds (collectively, "Municipal Securities"). The Trust, however, unlike the Acquiring Fund, may also acquire "stand-by commitments" with respect to Municipal Securities held in its portfolio. Under a "stand-by commitment" a dealer agrees to purchase, at the Trust's option, specified Municipal Securities at a specified price which ordinarily is substantially the same as the value of the underlying Municipal Security.

         Specific types of Municipal Securities which may be purchased include bond anticipation notes, construction loan notes, project notes, revenue anticipation notes and tax anticipation notes which, in each case (1) are backed by the full faith and credit of the United States, (2) are rated in one of the two highest rating categories by an appropriate NRSRO for short-term tax exempt securities (e.g., MIG-1 or MIG-2, by Moody's Investors Service, Inc.) or
(3) if the notes are not rated, are, as determined by CMC in accordance with guidelines established by the respective Boards of Trustees, of a quality equivalent to securities so rated. The Trust and the Acquiring Fund may each also invest in municipal bonds and participation interests therein, including industrial development revenue bonds and pollution control revenue bonds, which have remaining maturities of 397 days or less and (1) are rated in one of the two highest rating categories by an appropriate NRSRO for short-term tax exempt securities, or (2) if not rated, have, in the opinion of CMC, determined in accordance with guidelines established by the respective Boards of Trustees, essentially the same characteristics and quality as bonds being so rated. In addition, the Trust and the Acquiring Fund may purchase other types of tax-exempt Municipal Securities such as short-term discount notes. These investments must (1) be rated or are deemed to have been rated in one of the two highest rating categories by an appropriate NRSRO for short-term tax exempt securities, or (2) if not rated, possess equivalent characteristics and quality to securities so rated in the opinion of CMC determined in accordance with guidelines established by the respective Boards of Trustees.

         Each of the Trust and the Acquiring Fund may invest in variable rate demand municipal securities, loan participations and taxable money market securities, purchase securities on a when-issued or delayed-delivery basis, may invest in securities of other investment companies, may purchase taxable money market securities and may enter into repurchase agreements.

INVESTMENT RESTRICTIONS

         The fundamental investment restrictions of the Trust and the Acquiring Fund are substantially identical except for the following differences:

         (1) The Trust may not underwrite any securities issued by others. The Acquiring Fund has a similar policy except that the Acquiring Fund may underwrite the securities of others to the extent it may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities."

         (2) The Trust may not purchase or retain securities of any issuer for the Trust's portfolio if those officers and Trustees of the Trust or officers or Directors of CMC, who individually own more than 1/2 of 1% of the outstanding securities of such issuer, together beneficially own more than 5% of such outstanding securities. The Acquiring Fund has no such policy.

         (3) The Trust may not purchase or sell oil and gas interests. The Acquiring Fund has a similar policy except that such policy also excludes purchases of participations or other direct interests in other mineral exploration or development programs.

         (4) The Trust has the policy of not purchasing from or selling to any of its officers or Trustees or the officers or Directors of CMC, portfolio securities of the Trust. The Acquiring Fund has no such policy but is limited in its ability to do so by the 1940 Act.

         (5) The Trust may not invest in companies for the purposes of exercising control or management of another company. The Acquiring Fund has no such policy.

         In addition, the Acquiring Fund has the following non-fundamental investment restrictions. Except as noted below, these non-fundamental investment restrictions are substantially similar to fundamental investment restrictions of the Trust. As discussed above, however, fundamental restrictions of a fund may not be changed without a vote of a majority of the outstanding voting securities of the fund; non-fundamental policies may be changed without a shareholder vote. As a consequence, the following policies could be modified, or eliminated, by the Group with respect to the Acquiring Fund without shareholder approval.

         (1)     The Acquiring Fund may not engage in any short sales.

         (2) The Acquiring Fund may not (a) purchase or otherwise acquire any securities, if as a result, more than 10% of the Acquiring Fund's net assets would be invested in securities that are illiquid or (b) invest more than 15% of the Acquiring Fund's total assets in securities which are restricted as to disposition. The Trust has a fundamental policy that provides that it may not purchase securities subject to legal or contractual restrictions on the resale thereof ("restricted securities") if such purchase would cause more than 10% of the Trust's assets (including repurchase agreements maturing in more than seven days) to be invested in restricted securities and other securities that are not readily marketable.

         (3) The Acquiring Fund may not purchase securities of other investment companies except (a) in connection with a merger, consolidation, acquisition or reorganization, and (b) to the extent permitted by the 1940 Act or pursuant to any exemptions therefrom.

         PORTFOLIO MANAGERS. Since CMC serves as the investment adviser to both the Trust and the Acquiring Fund, the person currently serving as portfolio manager for the Trust intends to continue to serve after the Reorganization as portfolio manager for the Acquiring Fund.

         It is not anticipated that the above-mentioned differences in investment policies and restrictions will, individually or in the aggregate, result in an appreciable variation between the level of investment risks associated with an investment in the Trust. For a more complete description of the Acquiring Fund's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUND?" in the Acquiring Fund's Prospectus and INVESTMENT OBJECTIVES AND POLICIES" in the Acquiring Fund's Statement of Additional Information. For a more complete description of the Trust's investment policies and restrictions, including relevant risk factors, see "WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE TRUST?" in the Trust's Prospectus and "INVESTMENT OBJECTIVES AND POLICIES" in the Trust's Statement of Additional Information.


ADDITIONAL COMPARATIVE INFORMATION

SERVICE ARRANGEMENTS AND FEES

                                   THE TRUST

         Pursuant to the laws of Ohio and the Trust's Declaration of Trust, the responsibility for the management of the Trust is vested in its Board of Trustees which, among other things, is empowered by the Trust's Declaration of Trust to elect officers of the Trust and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in such management.

         INVESTMENT ADVISER. The Trust is advised by Cardinal Management Corp. ("CMC"), 155 East Broad Street, Columbus, Ohio 43215, a wholly owned subsidiary of The Ohio Company. CMC is also the investment adviser and manager of each of the other Cardinal Funds except The Cardinal Fund Inc. CMC was established as an Ohio corporation on March 21, 1980, and has been providing investment advisory services to open-end investment management companies like the Trust since 1980.

         The Ohio Company, an investment banking firm organized in 1925, is a member of the New York Stock Exchange, the Midwest Stock Exchange, other regional stock exchanges and the National Association of Securities Dealers, Inc. Descendants of H.P. and R.F. Wolfe, deceased, and members of their families, through their possession of a majority of voting stock, may be considered controlling persons of The Ohio Company.

         In its capacity as investment adviser, and subject to the ultimate authority of the Trust's Board of Trustees, CMC, in accordance with the Trust's investment objectives and policies, manages the Trust, and makes decisions with respect to and places orders for all purchases and sales of its portfolio securities. In addition, pursuant to the Investment Advisory Agreement, CMC generally assists in all aspects of the Trust's administration and operation. Since December 22, 1995, David C. Will has been primarily responsible for the day-to-day management of the Trust's portfolio. Mr. Will has been a Vice President of The Ohio

Company and CMC since 1990 and has more than 25 years of investment management experience.

         For the services provided and expenses assumed pursuant to its investment advisory agreement with the Trust, CMC receives a fee from the Trust, computed daily and paid monthly at the annual rate of .50% of average net daily assets of the Trust.

         For a complete description of the Trust's advisory arrangements, see the section in the Trust's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE TRUST? -- Investment Adviser and Manager."

         DISTRIBUTOR. The Trust has entered into a Distributor's Contract with The Ohio Company, 155 East Broad Street, Columbus, Ohio 43215, pursuant to which Shares of the Trust continuously are offered on a best efforts basis by The Ohio Company and dealers selected by The Ohio Company. H. Keith Allen is an officer and trustee/director of both the Trust, CMC and The Ohio Company. Frank W. Siegel, an officer and trustee of the Trust, is an officer of The Ohio Company and an officer and director of CMC. David C. Will and James M. Schrack II are officers of both the Trust and The Ohio Company, and Mr. Will is an officer of CMC. The Ohio Company receives no compensation from the Trust in connection with its services under such Distributor's Contract.

         DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC, 215 East Capital Street, Columbus, Ohio 43215, serves as the Trust's Dividend and Transfer Agent. In consideration of such services, the Trust has agreed to pay CMC an annual fee, paid monthly, equal to $21 per shareholder account, plus out-of-pocket expenses.

         In addition, CMC provides certain fund accounting services for the Trust. CMC receives a fee from the Trust for such services equal to $9,000 for the first $25 million of assets, $6,000 for the next $25 million of assets, $3,000 for each additional $25 million to $350 million of assets, and $3,000 for each additional $100 million of assets thereafter.

         For a complete description of these arrangements and the other expenses borne by the Trust, see the sections in the Trust's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE TRUST?"

         CUSTODIAN. The Trust has appointed The Fifth Third Bank ("Fifth Third"), 38 Fountain Square Plaza, Cincinnati, Ohio 45263, as the Trust's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Trust.

         COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, serves as counsel to the Trust.

         INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, serves as the independent accountants for the Trust, and, as such, has audited the financial statements of the Trust.

                               THE ACQUIRING FUND

         Except where shareholder action is required by law, all of the authority of the Group is exercised under the direction of the Group's Trustees, who are elected by the shareholders of the Group's series or portfolios, including the Acquiring Fund, and who are empowered to elect officers and contract with and provide for the compensation of agents, consultants, and other professionals to assist and advise in its day-to-day operations. The Group will be managed in accordance with its Declaration of Trust and the laws of Ohio governing business trusts.

         INVESTMENT ADVISER. The Acquiring Fund is also advised by CMC. It is intended that upon completion of the Reorganization, Mr. Will will be responsible for the day-to-day management of the Acquiring Fund's portfolio. For its services as investment adviser, CMC receives a fee, which is calculated daily and paid monthly, at an annual rate of 0.50% of the average daily net assets of the Acquiring Fund.

         For a complete description of the Acquiring Fund's advisory arrangements, see the section in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Investment Adviser and Manager."

         DIVIDEND AND TRANSFER AGENT AND FUND ACCOUNTANT. CMC also serves as the Acquiring Fund's Dividend and Transfer Agent. In consideration of such services, the Acquiring Fund has agreed to pay CMC an annual fee, paid monthly, equal to $21 per shareholder account, plus out-of-pocket expenses.

         In addition, CMC provides certain fund accounting services for the Acquiring Fund. CMC receives a fee from the Acquiring Fund for such services equal to a fee computed daily and paid periodically at an annual rate of .03% of the Acquiring Fund's average daily net assets of up to $100 million and .01% of the Acquiring Fund's average daily net assets in excess of $100 million.

         For a complete description of these arrangements and the other expenses borne by the Acquiring Fund, see the sections in the Acquiring Fund's Prospectus entitled "WHO MANAGES MY INVESTMENT IN THE FUND? -- Dividend and Transfer Agent and Fund Accountant."

         DISTRIBUTOR. The Ohio Company also serves as the distributor of the Acquiring Fund's shares on essentially the same terms and conditions as it serves as the Trust's distributor.

         CUSTODIAN. The Acquiring Fund has also appointed Fifth Third as the Acquiring Fund's custodian. In such capacity Fifth Third will hold or arrange for the holding of all portfolio securities and other assets acquired and owned by the Acquiring Fund.

         COUNSEL. Baker & Hostetler, 65 East State Street, Columbus, Ohio 43215, also serves as counsel to the Acquiring Fund.

         INDEPENDENT ACCOUNTANTS. KPMG Peat Marwick LLP, Two Nationwide Plaza, Columbus, Ohio 43215, has been selected to serve as the independent accountants for the Acquiring Fund, and, as such, will audit the financial statements of the Acquiring Fund.

         CERTAIN FINANCIAL INFORMATION. The Prospectus for the Trust contains information on per share income, capital changes and performance calculations under the caption "FINANCIAL HIGHLIGHTS."

         The Acquiring Fund has not yet commenced operations and has no and will have no assets or liabilities prior to the consummation of the Reorganization. Therefore, no information regarding per share income and capital changes is available. For information regarding performance calculations and comparisons, see the information under the caption "PERFORMANCE INFORMATION" in the Acquiring Fund's Prospectus.

         COMPARISON OF RIGHTS OF SECURITY HOLDERS. The Trust is an Ohio business trust, registered under the 1940 Act as an open-end investment company of the management type. The Trust was established under a Declaration of Trust dated January 13, 1983. The Group is an Ohio business trust, registered under the 1940 Act as an open-end investment company of the management type. The Group was established under a Declaration of Trust dated as of March 23, 1993. Both the Trust and the Group are authorized to issue an unlimited number of shares of beneficial interest, and such shares may be divided into one or more series and for the Group, separate classes of shares. The Acquiring Fund is one of six series of the Group. The other five series of the Group are The Cardinal Fund, Cardinal Government Obligations Fund, Cardinal Government Securities Money Market Fund, Cardinal Balanced Fund and Cardinal Aggressive Growth Fund.

         Each Share of the Trust represents an equal proportionate interest in the Trust with each other share. Shares are entitled upon liquidation to a pro rata share of the net assets of the Trust. Shares of the Trust issued pursuant to the Trust's Declaration of Trust are fully paid and nonassessable and have no preemptive rights or other preferences, appraisal or conversion rights except to the extent set by the Trustees.

         Shares of the Acquiring Fund, once properly issued and outstanding, are fully paid and nonassessable and have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive or appraisal rights.

         Shareholders of the Trust are entitled to one vote for each full Share held and a proportionate fractional vote for each fractional Share held. Shareholders of the Acquiring Fund are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested.

         Voting rights are not cumulative, so that the holders of more than 50% of the Trust voting in the election of its Trustees have the power to elect all of the Trustees of the Trust. The Trust currently holds an annual meeting of shareholders.

         Shareholders of the Group have no cumulative voting rights, which means that the holders of a plurality of the shares voting for the election of the Group's Board of Trustees can elect all of the Group's Board of Trustees if they choose to do so. The Group does not intend to hold annual meetings of shareholders, except as required under its Declaration of Trust or the 1940 Act. Shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group and not by series or portfolio except as otherwise expressly required by law. For example, shareholders of the Acquiring Fund will vote in the aggregate with other shareholders of the Group with respect to the election of Trustees and ratification of the selection of independent accountants. However, shareholders of the Acquiring Fund will vote as a Fund, and not in the aggregate with other shareholders of the Group, for purposes of approval of amendments to the Acquiring Fund's investment advisory agreement or any of the Acquiring Fund's fundamental policies.

         Therefore, after the Reorganization, shareholders of the Acquiring Fund alone will not be able to elect the Trustees of the Group or ratify the selection of independent accountants but will vote with all the other shareholders of the Group on such issues if and when presented to shareholders. In addition, shareholders of the Group receive one vote for each dollar of value invested; therefore, a shareholder of one share of the Acquiring Fund will receive one vote for such share while a shareholder of one share of another non-money market fund of the Group will receive more than one vote for such share, e.g., a share of Cardinal Balanced Fund with a net asset value of $9.50 will be entitled to 9.5 votes. In addition, the Group currently does not intend to hold annual meetings unless otherwise required to do so. Therefore, it can not be determined when shareholders of the Acquiring Fund will next be entitled to vote for the election of Trustees or the ratification of the selection of independent public accountants.

         For a complete description of the respective attributes of the Trust's and the Group's shares, including how to purchase, redeem or exchange shares and certain restrictions thereon, taxation of the Trust or the Acquiring Fund, as the case may be, and its shareholders, and dividend and distribution policies, see the sections in the Trust's and the Acquiring Fund's respective Prospectuses entitled "HOW DO I PURCHASE SHARES OF THE TRUST/FUND?," "WHAT DISTRIBUTIONS WILL I RECEIVE?," "HOW MAY I REDEEM MY SHARES?," "WHAT OTHER SHAREHOLDER PROGRAMS ARE PROVIDED?," "DOES THE TRUST/FUND PAY FEDERAL INCOME TAX?" and "WHAT ABOUT MY TAXES?" Additional information about the Trust is included in its Prospectus, dated February 1, 1995, as supplemented on December 11, 1995, which is incorporated herein by reference, and in the Trust's Statement of Additional Information dated February 1, 1995. Copies of the Prospectus and the Statement of Additional Information may be obtained without charge by calling the Trust at 1-800-282-9446.

         Additional information about the Acquiring Fund is included in its Prospectus dated January __, 1996, which accompanies this Combined Prospectus/Proxy Statement and Statement of Additional Information dated January __, 1996, copies of which may be obtained without charge by calling the Group at 1-800-282-9446.

         Additional information regarding the Reorganization is contained in the Statement of Additional Information, dated January __, 1996, to this Combined Prospectus/Proxy Statement. The Statement of Additional Information is incorporated by reference herein and may be obtained by calling the Group at 1-800-282-9446.

         THE TRUST'S BOARD OF TRUSTEES AND MANAGEMENT RECOMMEND APPROVAL OF THE PLAN.

MISCELLANEOUS

         ADDITIONAL INFORMATION. The Trust and the Group are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, and in accordance therewith each files reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         SOLICITATION OF PROXIES AND PAYMENT OF EXPENSES. The cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the costs of any supplementary solicitation and proxy soliciting services provided by third parties, will be borne in part by the Trust and in part by The Ohio Company. Proxies will be solicited initially, and in any supplemental solicitation, by mail and may be solicited in person, by telephone, telegraph or other electronic means by officers of the Trust.

         SUBSTANTIAL SHAREHOLDERS. As of January 8, 1996, the following persons, to the knowledge of the Trust, were the shareholders owning beneficially five percent or more of the Shares of the Trust:

                                      AMOUNT AND
                                      NATURE OF
                                      BENEFICIAL         PERCENT
NAME AND ADDRESS                      OWNERSHIP          OF CLASS
----------------                      -----------        --------
The Ohio Company                      _________(1)        ______%
155 East Broad Street
Columbus, Ohio 43215

(1)      As trustee for various trusts.

         As of the close of business on January 8, 1996, the officers and Trustees of the Trust as a group beneficially owned less than 1% of the outstanding shares of the Trust.

         As of the close of business on January 8, 1996, there were ____ issued and outstanding shares of the Group, of which ____ were shares of Cardinal Balanced Fund and ___ were shares of Cardinal Aggressive Growth Fund. As of such date, there were no shareholders of the Acquiring Fund. It is anticipated, however, that those persons who are beneficial holders of 5% or more of the Trust's shares immediately prior to the Reorganization will be beneficial holders of the same percentage of the Acquiring Fund's Shares immediately after the Reorganization.

         DOCUMENTS INCORPORATED BY REFERENCE. The accompanying Prospectus of the Acquiring Fund dated January __, 1996, is incorporated by reference into this Combined Prospectus/Proxy Statement. In addition, the Trust's Prospectus dated February 1, 1995, as supplemented December 11, 1995, is incorporated by reference into this Combined Prospectus/Proxy Statement and may be obtained by writing the Trust at 155 East Broad Street, Columbus, Ohio 43215 or by calling the Trust at 1-800-282-9446. Copies of documents requested will be sent by first-class mail to the requesting shareholder within one business day of receipt of the request.

         OTHER BUSINESS. The Board of Trustees of the Trust knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is their intention that the proxies which do not contain specific instructions to the contrary will be voted on such matter in accordance with the judgment of the person named in the enclosed Proxy Card.

         FUTURE SHAREHOLDER PROPOSALS. Pursuant to rules adopted by the Commission under the 1934 Act, investors may request inclusion in the proxy statement for shareholder meetings certain proposals for action which they intend to introduce at such meeting. Any shareholder proposals must be presented a reasonable time before the proxy materials for the next meeting are sent to shareholders. The submission of a proposal does not guarantee its inclusion in the Trust's proxy statement and is subject to limitations under the 1934 Act. It is not presently anticipated that the Group will hold regular meetings of shareholders, and no anticipated date of the next meeting can be provided.

                                                                       Exhibit A


             AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION
             ----------------------------------------------------

         Agreement and Plan of Reorganization and Liquidation ("Agreement") dated as of December 1, 1995, by and between The Cardinal Group, an Ohio business trust ("TCG"), and Cardinal Tax Exempt Money Trust, an Ohio business trust ("CTEMT").

         WHEREAS, TCG is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end investment company of the management type and has, or before the Exchange Date (as defined below) is expected to have, issued and outstanding one class of shares of beneficial interest, without par value ("Shares"), for each of six series, one such series being Cardinal Tax Exempt Money Market Fund (hereinafter sometimes referred to as the "Cardinal Tax Exempt Money Market Fund" or the "Acquiring Series"); and

         WHEREAS, CTEMT is registered under the 1940 Act as an open-end investment company of the management type and currently has issued and outstanding one class of shares of beneficial interest, par value $.10 per share; and

         WHEREAS, CTEMT plans to transfer all of its assets, and to assign all of its liabilities, to the Acquiring Series, in exchange for Shares of the Acquiring Series (the "Acquiring Series Shares"), followed by the distribution of the Acquiring Series Shares by CTEMT to its shareholders, and followed by the dissolution of CTEMT, all upon the terms and provisions of this Agreement (the "Reorganization"); and

         WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, the trustees of TCG have determined that the Reorganization is in the best interests of TCG, and that the interests of its shareholders will not be diluted as a result thereof; and

         WHEREAS, the trustees of CTEMT have determined that the Reorganization is in the best interests of CTEMT and that the interests of its shareholders will not be diluted as a result thereof;

         NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto covenant and agree as follows:

1.       PLAN OF REORGANIZATION AND LIQUIDATION.

                 (a) SALE OF ASSETS, ASSUMPTION OF LIABILITIES. Subject to the prior approval of shareholders of CTEMT and to the other terms and conditions contained herein (including the obligation of CTEMT to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(i) herein), CTEMT agrees to sell, assign, convey, transfer and deliver to the Acquiring Series, and the Acquiring Series agrees to acquire from CTEMT on the Exchange Date (as defined below), all of the Investments (as defined below), cash and other assets of CTEMT in exchange for that number of full and fractional Acquiring Series Shares of the Acquiring Series having an aggregate net asset value equal to the value of all assets of CTEMT transferred to the Acquiring Series, as provided in Section 4, less the liabilities of CTEMT assumed by the Acquiring Series.

                 (b) ASSETS ACQUIRED. The assets to be acquired by the Acquiring Series from CTEMT shall consist of all of CTEMT's property, including, without limitation, all Investments, cash and dividends or interest receivables which are owned by CTEMT and any deferred or prepaid expenses shown as an asset on the books of CTEMT as of the Valuation Time described in Section 4.

                 (c) LIABILITIES ASSUMED. Prior to the Exchange Date CTEMT will endeavor to discharge or cause to be discharged, or make provision for the payment of, all of its known liabilities and obligations. The Acquiring Series shall assume all liabilities, expenses, costs, charges and reserves of CTEMT, contingent or otherwise, including liabilities reflected in the unaudited statement of assets and liabilities of CTEMT as of the Valuation Time, prepared by or on behalf of CTEMT in accordance with generally accepted accounting principles consistently applied from and after September 30, 1995.

                 (d) LIQUIDATION AND DISSOLUTION. Upon consummation of the transactions described in Section 1(a), 1(b) and 1(c) above, CTEMT shall distribute in complete liquidation to its shareholders of record as of the Exchange Date the Acquiring Series Shares received by it, each CTEMT shareholder of record being entitled to receive that number of Acquiring Series Shares equal to the proportion which the number of shares of beneficial interest, par value $.10 per share, of CTEMT held by such shareholder bears to the total number of such shares of CTEMT outstanding on such date, and shall take such further action as may be required, necessary or appropriate under CTEMT's Declaration of Trust, Ohio law and the Code to effect the complete liquidation and dissolution of CTEMT. CTEMT will fulfill all reporting requirements under the 1940 Act, both before and after the Reorganization.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF CTEMT. CTEMT represents and warrants to and agrees with TCG and the Acquiring Series that:

                 (a) CTEMT is a business trust validly existing under the laws of the State of Ohio and has power to own all of its properties and assets and to carry out its obligations under this Agreement. CTEMT has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. CTEMT has all necessary federal, state and local authorizations to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 2(1).

                 (b) CTEMT is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. CTEMT has elected to qualify and has qualified as a regulated investment company under Part I of Subchapter M of the Code as of and since its first taxable year, and qualifies and intends to continue to qualify as a regulated investment company for its taxable year ending upon its liquidation. CTEMT has been a regulated investment company under such sections of the Code at all times since its inception.

                 (c) The statement of assets and liabilities, including the statement of investments as of September 30, 1995, and the related statement of operations for the year then ended, and statements of changes in net assets for each of the two years in the period then ended, for CTEMT, such statements having been audited by KPMG Peat Marwick LLP, independent auditors of CTEMT, have been furnished to TCG. Such statement of assets and liabilities fairly present the financial position of CTEMT as of such date and such statements of operations and changes in net assets fairly reflect the results of operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles, and there are no known material liabilities of CTEMT as of such dates which are not disclosed therein.

                 (d) The Prospectus of CTEMT dated February 1, 1995 (the "CTEMT Prospectus") and the related Statement of Additional Information for CTEMT dated February 1, 1995, in the forms filed with the Securities and Exchange Commission and previously furnished to TCG, did not as of their date and do not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                 (e) Except as may have been previously disclosed to TCG, there are no material legal, administrative or other proceedings pending or, to the knowledge of CTEMT, threatened against CTEMT.

                 (f) There are no material contracts outstanding to which CTEMT is a party, other than as disclosed in the CTEMT Prospectus and its corresponding Statement of Additional Information, and there are no such contracts or commitments (other than this Agreement) which will be terminated with liability to CTEMT on or prior to the Exchange Date.

                 (g) CTEMT has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of September 30, 1995 and those incurred in the ordinary course of CTEMT's business as an investment company since that date. Prior to the Exchange Date, CTEMT will advise TCG of all known material liabilities, contingent or otherwise, incurred by it subsequent to September 30, 1995, whether or not incurred in the ordinary course of business.

                 (h) As used in this Agreement, the term "Investments" shall mean CTEMT's investments shown on the statement of assets and liabilities as of September 30, 1995 referred to in Section 2(c) hereof, as supplemented with such changes as CTEMT shall make after September 30, 1995 and prior to the date of this Agreement, which changes have been disclosed to TCG, and changes made on and after the date of this Agreement after advising CTEMT of such changes, and changes resulting from stock dividends stock split-ups, mergers and similar corporate actions.

                 (i) CTEMT has filed or will file all federal and state tax returns which, to the knowledge of CTEMT's officers, are required to be filed by CTEMT and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by CTEMT. All tax liabilities of CTEMT have been adequately provided for on its books, and no tax deficiency or liability of CTEMT has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

                 (j) As of both the Valuation Time and the Exchange Date and except for shareholder approval and otherwise as described in Section 2(1), CTEMT will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other of its assets and liabilities to be transferred to TCG and the Acquiring Series pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, TCG and the Acquiring Series will acquire the Investments and any such other assets subject to no encumbrances, liens or security interests in favor of any third party creditor of CTEMT and, except as described in Section 2(k), without any restrictions upon the transfer thereof.

                 (k) No registration under the Securities Act of 1933, as amended (the "1933 Act"), of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of CTEMT or TCG, except as previously disclosed to TCG by CTEMT in writing prior to the date hereof.

                 (l) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by CTEMT of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, Securities Exchange Act of 1934, as amended (the "1934 Act"), 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

                 (m) The registration statement (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") by TCG on Form N-14 relating to the Acquiring Series Shares issuable hereunder, and the proxy statement of CTEMT included therein (the "Proxy Statement"), on the effective date of the Registration Statement and insofar as they relate to CTEMT, (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and
         (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 below and on the Exchange Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the "Prospectus"), as amended or supplemented by any amendments or supplements filed with the Commission by TCG, insofar as it relates to CTEMT, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this Section 2(m) shall apply only to statements of fact relating to CTEMT contained in the Registration Statement, the Prospectus or the Proxy Statement, or omissions to state in any thereof a material fact relating to CTEMT, as such Registration Statement, Prospectus and Proxy Statement shall be furnished to CTEMT in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectus or Proxy Statement.

    3. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF TCG. TCG represents and warrants to and agrees with CTEMT that:

                 (a) TCG is a business trust validly existing under the laws of the State of Ohio and has power to carry on its business as it is now being conducted and to carry out its obligations under this Agreement. TCG has qualified as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification. TCG and the Acquiring Series each has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to fulfill the terms of this Agreement, except as set forth in Section 3(i).

                 (b) TCG is registered under the 1940 Act as an open-end investment company of the management type, and such registration has not been revoked or rescinded and is in full force and effect. The Acquiring Series expects to qualify as a regulated investment company under Part I of Subchapter M of the Code.

                 (c) The Acquiring Series will have no financial statements as of the Valuation Time.

                 (d) The prospectus of TCG and the Acquiring Series, expected to be dated in January, 1996 (the "Acquiring Series Prospectus"), and the related Statement of Additional Information for the Acquiring Series to be dated such date, in the forms to be filed with the Securities and Exchange Commission, will be furnished to CTEMT promptly upon the completion thereof and will not as of their date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                 (e) Except as may have been previously disclosed to CTEMT, there are no material legal, administrative or other proceedings pending or, to the knowledge of TCG or its Acquiring Series, threatened against TCG or the Acquiring Series, which assert liability on the part of TCG or the Acquiring Series.

                 (f) There are no material contracts outstanding to which TCG or the Acquiring Series is a party, other than material contracts disclosed in the Acquiring Series Prospectus and the corresponding Statement of Additional Information.

                 (g) The Acquiring Series will have no assets or liabilities as of the Valuation Time.

                 (h) TCG and the Acquiring Series will file all federal and state tax returns which, to the knowledge of TCG's officers, are required to be filed by TCG and the Acquiring Series and will pay all federal and state taxes shown to be due on such returns or on any assessments received by TCG or the Acquiring Series. All tax liabilities of TCG and the Acquiring Series have been adequately provided for on its books, and no tax deficiency or liability of TCG or the Acquiring Series has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

                 (i) No consent, approval, authorization or order of any governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, 1940 Act, state securities or Blue Sky Laws or the H-S-R Act.

                 (j) As of both the Valuation Time and the Exchange Date and otherwise as described in Section 3(i), TCG and the Acquiring Series will have full right, power and authority to purchase the Investments and any other assets and assume the liabilities of CTEMT to be transferred to the Acquiring Series pursuant to this Agreement.

                 (k) The Registration Statement, the Prospectus and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to TCG and the Acquiring Series: (i) will comply in all material respects with the provisions of the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and at the Exchange Date, the Prospectus, as amended or supplemented by any amendments or supplements filed with the Commission by TCG, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectus or the Proxy Statement made in reliance upon and in conformity with information furnished by CTEMT for use in the Registration Statement, the Prospectus or the Proxy Statement.

                 (l) The Acquiring Series Shares to be issued by TCG have been duly authorized and when issued and delivered by TCG to CTEMT pursuant to this Agreement and the Prospectus will be legally and validly issued by TCG and will be fully paid and nonassessable, and no shareholder of TCG will have any preemptive right of subscription or purchase in respect thereof.

                 (m) The issuance of Acquiring Series Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

                 (n) Cardinal Tax Exempt Money Market Fund, upon filing of its first income tax return at the completion of its first taxable year will elect to be a regulated investment company and until such time will take all steps necessary to ensure qualification as a regulated investment company.

    4. EXCHANGE DATE; VALUATION TIME. On the Exchange Date, TCG will deliver to CTEMT a number of Acquiring Series Shares having an aggregate net asset value equal to the value of the assets of CTEMT acquired by the Acquiring Series, less the value of the liabilities of CTEMT assumed, determined as hereafter provided in this Section 4.

                 (a) The asset net value of CTEMT will be computed as of the Valuation Time, using the valuation procedures set forth in the current prospectus of CTEMT.

                 (b) The net asset value of each of the Acquiring Series Shares will be determined to the nearest full cent as of the Valuation Time, and shall be set at the net asset value per share of CTEMT as of the Valuation Time.

                 (c) The Valuation Time shall be 4:00 P.M., Eastern Standard Time, on March 30, 1996, or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

                 (d) The Acquiring Series shall issue its Acquiring Series Shares to CTEMT on one share deposit receipt registered in the name of CTEMT. CTEMT shall distribute in liquidation the Acquiring Series Shares received by it hereunder pro rata to its shareholders by redelivering such share deposit receipt to TCG's transfer agent, which will as soon as practicable set up open accounts for each CTEMT shareholder in accordance with written instructions furnished by CTEMT.

                 (e) The Acquiring Series shall assume all liabilities of CTEMT, whether accrued or contingent, described in subsection 1(c) hereof in connection with the acquisition of assets and subsequent dissolution of CTEMT or otherwise, except that recourse for assumed liabilities relating to CTEMT will be limited to the Acquiring Series.

    5.   EXPENSES, FEES, ETC.

                 (a) Subject to the further provisions of this Section 5, TOC shall be responsible for the fees and expenses of the Reorganization. The Acquiring Series will be responsible for its organization costs. CTEMT will be responsible for proxy solicitation and other costs associated with its annual meeting (or special meeting in lieu thereof) to the extent such costs are comparable to those incurred for annual meetings in recent prior years. TOC has undertaken to absorb all other costs of the Reorganization.

                 (b) In the event the transactions contemplated by this Agreement are not consummated by reason of CTEMT's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to CTEMT's obligations referred to in Section 7(a) or Section 9), CTEMT shall pay directly all reasonable fees and expenses incurred by TCG in connection with such transactions, including, without limitation, legal, accounting and filing fees.

                 (c) In the event the transactions contemplated by this Agreement are not consummated by reason of TCG's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to TCG's obligations referred to in Section 7(a) or Section 8), TCG shall pay directly all of the reasonable fees and expenses incurred by CTEMT in connection with such transactions, including, without limitation, legal, accounting and filing fees.

                 (d) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including, without limitation, consequential damages, except as specifically set forth above.

    6. EXCHANGE DATE. Delivery of the assets of CTEMT to be transferred, assumption of the liabilities of CTEMT to be assumed, and the delivery of Acquiring Series Shares to be issued shall be made at the offices of The Ohio Company, 155 East Broad Street, Columbus, Ohio at 9:00 A.M. on March 31, 1996, or at such other time and date agreed to by TCG and CTEMT, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."


    7.   SPECIAL MEETING OF SHAREHOLDERS; DISSOLUTION.

                 (a) CTEMT agrees to call a special meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of the assets of CTEMT to and the assumption of all of the liabilities of CTEMT by the Acquiring Series as herein provided, authorizing and approving this Agreement, and authorizing and approving the liquidation and dissolution of CTEMT, and it shall be a condition to the obligations of each of the parties hereto that the holders of shares of beneficial interest, par value $.10 per share, of CTEMT shall have approved this Agreement, and the transactions contemplated herein, including the liquidation and dissolution of CTEMT, in the manner required by law and CTEMT's Declaration of Trust at such a meeting on or before the Valuation Time.

                 (b) CTEMT agrees that the liquidation and dissolution of CTEMT will be effected in the manner provided in CTEMT's Declaration of Trust and in accordance with applicable law, and that it will not make any distributions of any Acquiring Series Shares to the shareholders of CTEMT without first paying or adequately providing for the payment of all of CTEMT'S known debts, obligations and liabilities.

                 (c) Each of TCG and CTEMT will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, 1934 Act and 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement, including the Prospectus and the Proxy Statement.

    8. CONDITIONS TO TCG'S OBLIGATIONS. The obligations of TCG and the Acquiring Series hereunder shall be subject to the following conditions:

                 (a) That this Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of CTEMT, shall have been approved by the trustees and shareholders of CTEMT in the manner required by law.

                 (b) CTEMT shall have furnished to TCG a statement of CTEMT's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on CTEMT's behalf by its President (or any Vice President) and Treasurer (or other financial officer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of CTEMT since September 30, 1995, other than changes in the Investments since that date or changes in the market value of the Investments, or changes due to net redemptions of shares of CTEMT, dividends paid or losses from operations.

                 (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of CTEMT made in this Agreement are true and correct in all material respects as if made at and as of such dates, CTEMT has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to each of such dates, and CTEMT shall have furnished to TCG a statement, dated the Exchange Date, signed by CTEMT's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

                 (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

                 (e) TCG shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that (i) CTEMT is a business trust validly existing under the laws of the State of Ohio, and is, to the knowledge of such counsel, qualified to do business as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business require qualification, (ii) this Agreement has been duly authorized, executed and delivered by CTEMT and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act and assuming due authorization, execution and delivery of this Agreement by TCG, is a valid and binding obligation of CTEMT, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iii) CTEMT has power to sell, assign, convey, transfer and deliver the Investments and other assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, CTEMT will have duly sold, assigned, conveyed, transferred and delivered such Investments and other assets to TCG, (iv) the execution and delivery of this Agreement did not and the consummation of the transactions contemplated hereby will not, violate CTEMT's Declaration of Trust or its By-Laws, as amended, or any provision of any agreement known to such counsel to which CTEMT is a party or by which it is bound, it being understood that with respect to any investment restrictions as contained in CTEMT's Declaration of Trust or By-Laws, or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of CTEMT, whose responsibility it is to advise CTEMT with respect to such matters and (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by CTEMT of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act.
         In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, CTEMT, and certain of its shareholders.

                 (f) TCG shall have received an opinion of Baker & Hostetler, addressed to TCG, the Acquiring Series and CTEMT, in form reasonably satisfactory to TCG and dated the Exchange Date, to the effect that for Federal income tax purposes (i) the transfer of all or substantially all of CTEMT's assets in exchange for the Acquiring Series Shares and the assumption by the Acquiring Series of liabilities of CTEMT will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and each of the Acquiring Series and CTEMT is a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by CTEMT upon the transfer of the assets of the Acquiring Series in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of CTEMT or upon the distribution of Acquiring Series Shares by CTEMT to its shareholders in liquidation; (iii) no gain or loss will be recognized by the shareholders of CTEMT upon the exchange of their shares for Acquiring Series Shares, (iv) the basis of the Acquiring Series Shares a CTEMT shareholder receives in connection with the Reorganization will be the same as the basis of his or her shares exchanged therefor; (v) a CTEMT shareholder's holding period for his or her Acquiring Series Shares will be determined by including the period for which he or she held CTEMT shares exchanged therefor, provided that he or she held such shares as capital assets; (vi) no gain or loss will be recognized by the Acquiring Series upon the receipt of the assets of CTEMT in exchange for Acquiring Series Shares and the assumption by the Acquiring Series of the liabilities of CTEMT; (vii) the basis in the hands of the Acquiring Series the assets of CTEMT transferred to the Acquiring Series will be the same as the basis of the assets in the hands of CTEMT immediately prior to the transfer; and (viii) the Acquiring Series' holding periods of the assets of CTEMT will include the period for which such assets were held by CTEMT. In rendering such opinion, Baker & Hostetler may rely upon certain reasonable and customary assumptions and certifications of fact received from TCG, CTEMT, and certain of its shareholders.

                 (g) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of TCG, contemplated by the Commission or any state regulatory authority.

                 (h) All necessary proceedings taken by CTEMT in connection with the transactions contemplated by this Agreement and all documents incidental thereto reasonably shall be satisfactory in form and substance to TCG and Baker & Hostetler.

                 (i) Prior to the Exchange Date, CTEMT shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income for its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (computed without regard to any deduction for dividends paid), and all of its net capital gain realized in its taxable year ended September 30, 1995 and the short taxable year beginning on October 1, 1995 and ending on the Valuation Date (after reduction for any capital loss carryover).

                 (j) CTEMT shall have furnished to TCG a certificate, signed by the President (or any Vice President) and the Treasurer (or other financial officer) of CTEMT, as to the tax cost to TCG of the securities delivered to TCG pursuant to this Agreement, together with any such evidence as to such tax cost as TCG reasonably may request.

                 (k) CTEMT'S custodian shall have delivered to TCG a certificate identifying all of the assets of CTEMT held by such custodian as of the Valuation Time.

                 (l) CTEMT's transfer agent shall have provided to TCG (i) the originals or true copies of all of the records of CTEMT in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of CTEMT outstanding as of the Valuation Time and (iii) the name and address of each holder of record of any such shares of CTEMT and the number of shares held of record by each such shareholder.

                 (m) CTEMT shall have duly executed and delivered to TCG a bill of sale, assignment, certificate and other instruments of transfer ("Transfer Documents") as TCG may deem necessary or desirable to transfer all of CTEMT's entire right, title and interest in and to the Investments and all other assets of CTEMT to the Acquiring Series.

                 (n) TCG and CTEMT shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and CTEMT, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

    9. CONDITIONS OF CTEMT'S OBLIGATIONS. The obligations of CTEMT hereunder shall be subject to the following conditions:

                 (a) This Agreement shall have been authorized and the transactions contemplated hereby, including the liquidation and dissolution of CTEMT, shall have been approved by the trustees and shareholders of CTEMT in the manner required by law.

                 (b) TCG shall have executed and delivered to CTEMT an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Series will assume all of the liabilities, expenses, costs, charges and reserves of CTEMT, contingent or otherwise, including liabilities existing at the Valuation Time and described in Section 1(c) hereof in connection with the transactions contemplated by this Agreement.

                 (c) As of the Valuation Time and as of the Exchange Date, all representations and warranties of TCG made in this Agreement are true and correct in all material respects as if made at and as of such dates, TCG and the Acquiring Series have complied with all of the agreements and satisfied all of the conditions on their part to be performed or satisfied at or prior to each of such dates, and TCG shall have furnished to CTEMT a statement, dated the Exchange Date, signed by TCG's President (or any Vice President) and Treasurer (or other financial officer) certifying those facts as of such dates.

                 (d) There shall not be any material litigation pending or overtly threatened with respect to the matters contemplated by this Agreement.

                 (e) CTEMT shall have received an opinion of Baker & Hostetler, in form reasonably satisfactory to CTEMT and dated the Exchange Date, to the effect that (i) TCG is a business trust validly existing under the laws of the State of Ohio and is, to the knowledge of such counsel, qualified to do business as a foreign business trust in each jurisdiction where the ownership of its property and the conduct of its business requires qualification, (ii) the Acquiring Series Shares to be delivered to CTEMT as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by TCG and no shareholder of TCG has any preemptive right to subscription or purchase in respect thereof, (iii) this Agreement has been duly authorized, executed and delivered by TCG and assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, 1934 Act and 1940 Act, and assuming due authorization, execution and delivery of this Agreement by CTEMT, is a valid and binding obligation of TCG, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and other equitable principles, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate TCG's Declaration of Trust or its By-Laws or any provision of any agreement known to such counsel to which TCG or the Acquiring Series is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in TCG's Declaration of Trust, By-Laws or then current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of TCG whose responsibility it is to advise TCG with respect to such matters, (v) to the knowledge of such counsel no consent, approval, authorization or order of any court or governmental authority is required for the consummation by TCG or the Acquiring Series of the transactions contemplated herein, except such as have been obtained under the 1933 Act, 1934 Act and 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from CTEMT, TCG and certain of its shareholders.

                 (f) CTEMT shall have received an opinion of Baker & Hostetler addressed to CTEMT, TCG and the Acquiring Series and in a form reasonably satisfactory to CTEMT dated the Exchange Date, with respect to the matters specified in Section 8(f) of this Agreement. In rendering such opinion Baker & Hostetler may rely on certain reasonable assumptions and certifications of fact received from CTEMT, TCG and certain of its shareholders.

                 (g) All necessary proceedings taken by TCG in connection with the transactions contemplated by this Agreement and all documents, incidental thereto reasonably shall be satisfactory in form and substance to CTEMT and Baker & Hostetler.

                 (h) The Registration Statement shall have become effective under the 1933 Act and applicable Blue Sky provisions, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of CTEMT, contemplated by the Commission or any state regulatory authority.

                 (i) TCG and CTEMT shall have received from the Commission, if necessary, a written order of exemption, satisfactory in form and substance to TCG and CTEMT, exempting the Reorganization from the provisions of Section 17(a) of the 1940 Act.

    10. TERMINATION. TCG and CTEMT may, by mutual consent of their respective trustees, terminate this Agreement, and TCG or CTEMT, after consultation with counsel and by consent of their respective trustees or an officer authorized by such trustees, may, subject to Section 11 of this Agreement, waive any condition to their respective obligations hereunder.

    11. SOLE AGREEMENT; GOVERNING LAW; AMENDMENTS. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter and shall be construed in accordance with and governed by the laws of the State of Ohio.

         This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officer of TCG and CTEMT; provided, however, that following the meeting of CTEMT's shareholders called by CTEMT pursuant to Section 7 of this Agreement, no such amendment may have the effect of altering or changing the amount or kind of shares received by CTEMT, or altering or changing to any material extent the amount or kind of liabilities assumed by TCG and the Acquiring Series, or altering or changing any other terms and conditions of the Reorganization if any of the alterations or changes, alone or in the aggregate, would materially adversely affect CTEMT's shareholders without their further approval.

         This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.


                                        THE CARDINAL GROUP


                                        By  /s/ FRANK W. SIEGEL
                                        --------------------------------------
                                             Frank W. Siegel, President


                                        CARDINAL TAX EXEMPT MONEY TRUST


                                        By  /s/ FRANK W. SIEGEL
                                        --------------------------------------
                                             Frank W. Siegel, President

                            THE CARDINAL FUND INC.

      THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TCFI

           The undersigned hereby appoints H. Keith Allen, Frank W. Siegel and
P     Gordon B. Carson, and each of them, with full power of substitution, proxies to vote and act with respect to all Shares of THE CARDINAL FUND
R     INC. ("TCFI"), which the undersigned is entitled to vote, at the Special
      Meeting of Shareholders of TCFI to be held Friday, February 23, 1996, at
O     its offices at 155 East Broad Street, Columbus, Ohio, at 10:00 A.M. E.S.T.
      and at any and all adjournments thereof, on the following proposals and any
X     other matters that may properly come before the meeting.

Y
      (1)    FOR  / /     AGAINST  / /    ABSTAIN  / /         Fixing the number of directors at ten

      (2)    FOR  / /   all nominees listed below          WITHHOLD AUTHORITY  / / to vote for
                         (except as completed below):       all nominees listed below:

       H. Keith Allen, Frank W. Siegel, Gordon B. Carson, John B. Gerlach, Jr., Michael J. Knilans, James I. Luck,
       David L. Nelson, C.A. Peterson, Lawrence H. Rogers II and Joseph H. Stegmayer.

       Instructions: To withhold authority to vote for any one or more nominees, but less than all nominees, write the nominees' names in the following space.
       --------------------------------------------------------------------------------------------------------------
                                                                           (Continued and to be signed on other side)




(Continued from other side)
        (3)   FOR  / /    AGAINST  / /   ABSTAIN  / /   The ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants for the fiscal year ending September 30, 1996.

        (4)   FOR  / /    AGAINST  / /   ABSTAIN  / /   approval of the Agreement and Plan of Reorganization and Liquidation by and
              between The Cardinal Group and TCFI providing for the transfer of all of the assets  of TCFI to The Cardinal Fund of
              The Cardinal Group in exchange for shares of The Cardinal Fund and the assumption by The Cardinal Fund of all of the liabilities of TCFI, followed by the dissolution and liquidation of TCFI and the distribution of shares of The
              Cardinal Fund to the shareholders of TCFI.

        The Shares represented by this proxy will be voted upon the proposals listed hereon in accordance with the instructions given by the shareholder, but if no instructions are given this proxy will be voted FOR the proposals and in accordance with the best judgment of the proxies on any other matter which properly comes before the Meeting.

        The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Shareholders dated January __, 1996, and the
Combined Prospectus/Proxy Statement attached thereto.


                                                                                       DATED:
                                                                                              -----------------------------

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                            (Please sign legibly exactly as
                                                                                        the name is printed on the left or as
                                                                                        it appears on your stock certificate.)

                                                                                            If the certificate orcertificates are
                                                                                        registered in joint name, both parties must
                                                                                        sign the proxy. If the registration is as
                                                                                        attorney, executor, administrator, trustee,
                                                                                        or guardian, please sign full title as such.
                                                                                            Please Date, Sign and Mail Promptly



                     CARDINAL GOVERNMENT OBLIGATIONS FUND

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TRUST

           The undersigned hereby appoints H. Keith Allen, Frank W. Siegel and
P     Gordon B. Carson, and each of them, with full power of substitution, proxies to vote and act with respect to all Shares of CARDINAL GOVERNMENT
R     OBLIGATIONS FUND (the "Trust"), which the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Trust to be held
O     Friday, February 23, 1996, at its offices at 155 East Broad Street,
      Columbus, Ohio, at 10:00 A.M. E.S.T. and at any and all adjournments
X     thereof, on the following proposals and any other matters that may properly come before the meeting.
Y
      (1)    FOR  / /   all nominees listed below          WITHHOLD AUTHORITY  / / to vote for
                        (except as completed below):       all nominees listed below:

       H. Keith Allen, Frank W. Siegel, Gordon B. Carson, John B. Gerlach, Jr., Michael J. Knilans, James I. Luck,
       David L. Nelson, C.A. Peterson, Lawrence H. Rogers II and Joseph H. Stegmayer.

       Instructions: To withhold authority to vote for any one or more nominees, but less than all nominees, write the nominees' names in the following space.
       ------------------------------------------------------------------------------------------------------------
                                                                         (Continued and to be signed on other side)



(Continued from other side)
        (2)   FOR  / /    AGAINST  / /   ABSTAIN  / /   The ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants for the fiscal year ending September 30, 1996.

        (3)   FOR  / /    AGAINST  / /   ABSTAIN  / /   approval of the Agreement and Plan of Reorganization and Liquidation by and
              between The Cardinal Group and the Trust providing for the transfer of all of the assets of the Trust to The Cardinal
              Government Obligations Fund of The Cardinal Group for shares of Cardinal Government Obligations Fund and the assumption by Cardinal Government Obligations Fund of all of the liabilities of Trust, followed by the dissolution and liquidation of the Trust and the distribution of shares of Cardinal Government Obligations Fund to the shareholders of Trust.

        The Shares represented by this proxy will be voted upon the proposals listed hereon in accordance with the instructions given by the shareholder, but if no instructions are given this proxy will be voted FOR the proposals and in accordance with the best judgment of the proxies on any other matter which properly comes before the Meeting.

        The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders dated January __, 1996, and the
Combined Prospectus/Proxy Statement attached thereto.


                                                                                       DATED:
                                                                                              -----------------------------

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                            (Please sign legibly exactly as
                                                                                        the name is printed on the left or as
                                                                                        it appears on your stock certificate.)

                                                                                            If the certificate orcertificates are
                                                                                        registered in joint name, both parties must
                                                                                        sign the proxy. If the registration is as
                                                                                        attorney, executor, administrator, trustee,
                                                                                        or guardian, please sign full title as such.
                                                                                            Please Date, Sign and Mail Promptly



                     CARDINAL GOVERNMENT SECURITIES TRUST

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TRUST

          The undersigned hereby appoints H. Keith Allen, Frank W. Siegel and
P      Gordon B. Carson, and each of them, with  full power of substitution, proxies to vote and act with respect to all Shares of CARDINAL GOVERNMENT
R      SECURITIES TRUST (the "Trust"), which the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Trust to be held Friday,
O      February 23, 1996, at its offices at 155  East Broad Street, Columbus,
       Ohio, at 10:00 A.M. E.S.T. and at any and all adjournments thereof, on the
X      following proposals and any other matters that may properly come before the meeting.
Y

       (1)    FOR  / /   all nominees listed below          WITHHOLD AUTHORITY  / /  to vote for
                        (except as completed below):       all nominees listed below:

        H. Keith Allen, Frank W. Siegel, Gordon B. Carson, John B. Gerlach, Jr., Michael J. Knilans, James I. Luck,
        David L. Nelson, C.A. Peterson, Lawrence H. Rogers II and Joseph H. Stegmayer.

        Instructions: To withhold authority to vote for any one or more nominees, but less than all nominees, write the nominees' names in the following space.
        -------------------------------------------------------------------------------------------------------------
                                                                           (Continued and to be signed on other side)


(Continued from other side)
        (2)   FOR  / /    AGAINST  / /   ABSTAIN  / /   The ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants for the fiscal year ending September 30, 1996.

        (3)   FOR  / /    AGAINST  / /   ABSTAIN  / /   approval of the Agreement and Plan of Reorganization and Liquidation by and
              between The Cardinal Group and the Trust providing for the transfer of all of the assets of the Trust to Cardinal
              Government Securities Money Market Fund of The Cardinal Group for shares of Cardinal Government Securities Money
              Market Fund and the assumption by Cardinal Government Securities Money Market Fund of all of the liabilities of the Trust, followed by the dissolution and liquidation of the Trust and the distribution of shares of Cardinal
              Government Securities Money Market Fund to the shareholders of Trust.

        The Shares represented by this proxy will be voted upon the proposals listed hereon in accordance with the instructions given by the shareholder, but if no instructions are given this proxy will be voted FOR the proposals and in accordance with the best judgment of the proxies on any other matter which properly comes before the Meeting.

        The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders dated January __, 1996, and the
Combined Prospectus/Proxy Statement attached thereto.


                                                                                       DATED:
                                                                                              -----------------------------

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                            (Please sign legibly exactly as
                                                                                        the name is printed on the left or as
                                                                                        it appears on your stock certificate.)

                                                                                            If the certificate orcertificates are
                                                                                        registered in joint name, both parties must
                                                                                        sign the proxy. If the registration is as
                                                                                        attorney, executor, administrator, trustee,
                                                                                        or guardian, please sign full title as such.
                                                                                            Please Date, Sign and Mail Promptly


                        CARDINAL TAX EXEMPT MONEY TRUST

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TRUST

            The undersigned hereby appoints H. Keith Allen, Frank W. Siegel and
P     Gordon B. Carson, and each of them, with full power of substitution, proxies to vote and act with respect to all Shares of CARDINAL TAX EXEMPT
R     MONEY TRUST (the "Trust"), which the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Trust to be held Friday,
O     February 23,  1996, at its offices at 155 East Broad Street, Columbus,
      Ohio, at 10:00 A.M. E.S.T. and at any and all adjournments thereof, on
X     the following  proposals and any other matters that may properly come before the meeting.
Y
      (1)    FOR  / /     AGAINST  / /    ABSTAIN  / /         Fixing the number of trustees at ten

      (2)    FOR  / /   all nominees listed below          WITHHOLD AUTHORITY  / / to vote for
                        (except as completed below):       all nominees listed below:

       H. Keith Allen, Frank W. Siegel, Gordon B. Carson, John B. Gerlach, Jr., Michael J. Knilans, James I. Luck,
       David L. Nelson, C.A. Peterson, Lawrence H. Rogers II and Joseph H. Stegmayer.

       Instructions: To withhold authority to vote for any one or more nominees, but less than all nominees, write the nominees' names in the following space.
       ------------------------------------------------------------------------------------------------------------
                                                                         (Continued and to be signed on other side)


(Continued from other side)
        (3)   FOR  / /    AGAINST  / /   ABSTAIN  / /   The ratification of the selection of KPMG Peat Marwick LLP as independent certified public accountants for the fiscal year ending September 30, 1996.

        (4)   FOR  / /    AGAINST  / /   ABSTAIN  / /   approval of the Agreement and Plan of Reorganization and Liquidation by and
              between The Cardinal Group and the Trust providing for the transfer of all of the assets of the Trust to Cardinal
              Tax Exempt Money Market Fund of The Cardinal Group in exchange for shares of Cardinal Tax Exempt Money Market
              Fund and the assumption by Cardinal Tax Exempt Money Market Fund of all of the liabilities of the Trust, followed by the dissolution and  liquidation of the Trust and the distribution of shares of Cardinal Tax Exempt Money Market
              Fund to the shareholders of Trust.

        The Shares represented by this proxy will be voted upon the proposals listed hereon in accordance with the instructions given by the shareholder, but if no instructions are given this proxy will be voted FOR the proposals and in accordance with the best judgment of the proxies on any other matter which properly comes before the Meeting.

        The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders dated January __, 1996, and the
Combined Prospectus/Proxy Statement attached thereto.


                                                                                       DATED:
                                                                                              -----------------------------

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                       ------------------------------------
                                                                                           (Signature of Shareholder)

                                                                                            (Please sign legibly exactly as
                                                                                        the name is printed on the left or as
                                                                                        it appears on your stock certificate.)

                                                                                            If the certificate orcertificates are
                                                                                        registered in joint name, both parties must
                                                                                        sign the proxy. If the registration is as
                                                                                        attorney, executor, administrator, trustee,
                                                                                        or guardian, please sign full title as such.
                                                                                            Please Date, Sign and Mail Promptly



STATEMENT OF ADDITIONAL INFORMATION


                     THE CARDINAL FUND
            CARDINAL GOVERNMENT OBLIGATIONS FUND
       CARDINAL GOVERNMENT SECURITIES MONEY MARKET FUND
           CARDINAL TAX EXEMPT MONEY MARKET FUND

                       Four Funds of
                    THE CARDINAL GROUP


   This Statement of Additional Information is not a prospectus and contains information which may be of interest to investors but which is not included in the Combined Prospectus/Proxy Statements (the "Prospectuses") of The Cardinal Group (the "Group") dated January __, 1996, relating to the transfer of assets from The Cardinal Fund Inc. ("TCFI"), Cardinal Government Obligations Fund ("CGOF"), Cardinal Government Securities Trust ("CGST") and Cardinal Tax Exempt Money Trust ("CTEMT") (collectively the "Acquired Funds") to The Cardinal Fund, Cardinal Government Obligations Fund, Cardinal Government Securities Money Market Fund and Cardinal Tax Exempt Money Market Fund, respectively, of The Cardinal Group (collectively the "Acquiring Funds"). The Statements of Additional Information for the Acquired Funds each dated February 1, 1995, and the Statement of Additional Information for the Acquiring Funds dated January __, 1996, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. This Statement of Additional Information is not a Prospectus and is authorized for distribution only when it accompanies or follows delivery of the Prospectuses. This Statement of Additional Information should be read in conjunction with the Prospectuses. Copies of the January __, 1996 Prospectus may be obtained, without charge, by writing the Group, 155 East Broad Street, Columbus, Ohio 43215, or by calling 1-800-282-9446.

  The date of this Statement of Additional Information is January __, 1996.

                             Registration Statement
                                       of
                               THE CARDINAL GROUP
                                       on
                                   Form N-14


PART C.   OTHER INFORMATION

Item 15.  Indemnification

          The information required by this item is incorporated by reference to the Item 27 of Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995, under the Securities Act of 1933 and the Investment Company Act of 1940 (File No. 811-7588).

Item 16.  Exhibits

          (1)  Declaration of Trust, as amended as of
               October 20, 1995, is incorporated by reference to Exhibits (1)(a) and (1)(b) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

          (2) By-Laws are incorporated by reference to Exhibit (2) to Post-Effective Amendment No. 3 to
               Registrant's Registration Statement on Form N-1A
               (File No. 33-59984) filed on October 27, 1995.

          (3)  Not Applicable.

          (4)  (a)   Agreement and Plan of Reorganization and
                     Liquidation dated as of December 1, 1995, between Registrant and The Cardinal Fund Inc.

               (b)   Agreement and Plan of Reorganization and
                     Liquidation dated as of December 1, 1995, between Registrant and Cardinal Government
                     Obligations Fund.

               (c)   Agreement and Plan of Reorganization and
                     Liquidation dated as of December 1, 1995, between Registrant and Cardinal Government
                     Securities Trust.

               (d)   Agreement and Plan of Reorganization and
                     Liquidation dated as of December 1, 1995, between Registrant and Cardinal Tax Exempt
                     Money Trust.

          (5)  Certificates for shares are not issued.
               Articles IV, V, VI and VII of the Declaration of
               Trust, incorporated by reference to Exhibit (1) hereto, define rights of holders of shares.

          (6) Investment Advisory and Management Agreement dated as of June 18, 1983, as proposed to be amended, between Registrant and Cardinal Management Corp. is incorporated by reference to Exhibit (5) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

          (7)  (a)  Distribution Agreement dated
                    as of June 18, 1993, as proposed to be
                    amended, between Registrant and The Ohio
                    Company is incorporated by reference to
                    Exhibit (6)(a) to Post-Effective Amendment
                    No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

               (b)  Form of revised Dealer Agreement is
                    incorporated by reference to Exhibit (6)(b) to Post-Effective Amendment No. 3 to
                    Registrant's Registration Statement on
                    Form N-1A (File No. 33-59984) filed on
                    October 27, 1995.

          (8)  Not Applicable.

          (9) Custody Agreement dated as of June 18, 1993, as proposed to be amended, between Registrant and The Fifth Third Bank is incorporated by reference to Exhibit (8) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

          (10) (a) Rule 12b-1 Plan is incorporated by reference to Exhibit (15)(a) of Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

               (b) Rule 12b-1 Agreement dated as of June 18, 1993, as proposed to be amended, between Registrant and The Ohio Company (a related agreement under the Rule 12b-1 Plan) is incorporated by reference to Exhibit (15)(b) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

               (c) Form of revised Selected Dealer Agreement (a related agreement under the Rule 12b-1 Plan) is incorporated by reference to Exhibit (15)(c) to Post-Effective
                    Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

          (11) Opinion and Consent of Baker & Hostetler as to the shares offered hereby.

          (12) Opinions and Consents of Baker & Hostetler as to
               Tax Matters.

          (13) Transfer Agency and Fund Accounting Agreement dated as of June 18, 1993, as proposed to be amended, between Registrant and Cardinal Management Corp.
               is incorporated by reference to Exhibit (9) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) filed on October 27, 1995.

          (14) (a) Consent of KPMG Peat Marwick LLP.

               (b) Consent of Baker & Hostetler.

          (15) Not Applicable.

          (16) Powers of Attorney of H. Keith Allen,
               Gordon B. Carson, John B. Gerlach, Jr., Michael J. Knilans, James I. Luck, David L. Nelson, C. A. Peterson, John L. Schlater, Frank W. Siegel, Joseph H. Stegmayer, Lawrence H. Rogers II and James M. Schrack, II.

          (17) (a)  Declaration pursuant to Rule
                    24f-2 under the Investment Company Act of
                    1940 for the Registrant dated March 24, 1993.

               (b) Current form of Prospectus dated January __, 1996, and Statement of Additional Information dated
                    January __, 1996, for The Cardinal Group, with respect to The Cardinal Fund, Cardinal Government Obligations Fund, Cardinal Government Securities Trust and Cardinal Tax Exempt Money Trust in substantially the form filed with the Securities and Exchange Commission on October 27, 1995, as part of Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A.

               (c) Prospectus dated February 1, 1995, as supplemented December 11, 1995, Statement of Additional Information dated February 1, 1995, and Annual Report for the year ended September 30, 1995, for each of The Cardinal Fund Inc., Cardinal Government Obligations Fund, Cardinal Government Securities Trust and Cardinal Tax Exempt Money Trust.

               (d) Financial Data Schedules for each of The Cardinal Fund Inc., Cardinal Government Obligations Fund, Cardinal Government

                    Securities Trust and Cardinal Tax Exempt Money
                    Trust.

Item 17.       Undertakings

               (1) Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (2) Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                 SIGNATURES
                                 ----------

        As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Columbus and State of Ohio on the 7th day of December, 1995.


                                              THE CARDINAL GROUP


                                              By /s/ Frank W. Siegel
                                              ------------------------------
                                                 Frank W. Siegel, President


        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

        Signature                         Title                          Date
        ---------                         -----                          ----
/s/   Frank  W.  Siegel              President  (Principal           December 7, 1995
-------------------------------      Executive Officer)
      Frank W. Siegel

/s/*H. Keith Allen                   Chairman and Trustee            December 7, 1995
-------------------------------
    H. Keith Allen

/s/*Gordon B. Carson                 Trustee                         December 7, 1995
-------------------------------
    Gordon B. Carson

/s/*John B. Gerlach, Jr.             Trustee                         December 7, 1995
-------------------------------
    John B. Gerlach, Jr.

/s/*Michael J. Knilans               Trustee                         December 7, 1995
-------------------------------
    Michael J. Knilans

/s/*James I. Luck                    Trustee                         December 7, 1995
-------------------------------
    James I. Luck

/s/*David L. Nelson                  Trustee                         December 7, 1995
-------------------------------
    David L. Nelson

/s/*C. A. Peterson                   Trustee                         December 7, 1995
-------------------------------
    C. A. Peterson

/s/*Lawrence H. Rogers II            Trustee                         December 7, 1995
-------------------------------
    Lawrence H. Rogers II

/s/*John L. Schlater                 Trustee                         December 7, 1995
-------------------------------
    John L. Schlater

/s/*Joseph H. Stegmayer              Trustee                         December 7, 1995
-------------------------------
    Joseph H. Stegmayer

/s/ James M. Schrack II              Treasurer (Principal            December 7, 1995
-------------------------------      Financial and Accounting
    James M. Schrack II              Officer)

*By /s/ James M. Schrack II                                          December 7, 1995
-------------------------------
        James M. Schrack II
        Attorney-In-Fact

                           EXHIBIT INDEX


Exhibit No.                    Description                          Page
----------    -------------------------------------------------     ----
   (1)        Declaration of Trust, as amended as of October
              20, 1995, was filed as Exhibits (1)(a) and (1)
              (b) to Post-Effective Amendment No. 3 to
              Registrant's Registration Statement on Form N-1A
              (File No. 33-59984) on October 27, 1995.

   (2)        By-Laws were filed as Exhibit (2) to Post-
              Effective Amendment No. 3 to Registrant's
              Registration Statement on Form N-1A
              (File No. 33-59984) on October 27, 1995.

   (4)(a)     Agreement and Plan of Reorganization and
              Liquidation dated as of December 1, 1995, between Registrant and The Cardinal Fund Inc.

      (b)     Agreement and Plan of Reorganization and
              Liquidation dated as of December 1, 1995, between Registrant and Cardinal Government Obligations
              Fund.

      (c)     Agreement and Plan of Reorganization and
              Liquidation dated as of December 1, 1995, between Registrant and Cardinal Government Securities
              Trust.

      (d) Agreement and Plan of Reorganization and Liquidation dated as of December 1, 1995, between Registrant and Cardinal Tax Exempt Money Trust.

   (6) Investment Advisory and Management Agreement dated as of June 18, 1983, as proposed to be amended, between Registrant and Cardinal Management Corp. was filed as Exhibit (5) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) on October 27, 1995.

   (7)(a) Distribution Agreement dated as of June 18, 1993, as proposed to be amended, between Registrant and The Ohio Company was filed as Exhibit (6)(a) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) on October 27, 1995.

      (b)     Form of revised Dealer Agreement was filed as Exhibit
              (6)(b) to Post-Effective Amendment No. 3 to
              Registrant's Registration Statement on

Exhibit No.                   Description                          Page
----------     -------------------------------------------------   ----

               Form N-1A (File No. 33-59984) filed on October 27,
               1995.

  (9) Custody Agreement dated as of June 18, 1993, as proposed to be amended between Registrant and The Fifth Third Bank was filed as Exhibit (8) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) on October 27, 1995.

  (10)(a)      Rule 12b-1 Plan was filed as Exhibit (15)(a) of
               Post-Effective Amendment No. 3 to Registrant's
               Registration Statement on Form N-1A (File No.
               33-59984) on October 27, 1995.

      (b) Rule 12b-1 Agreement dated as of June 18, 1993, as proposed to be amended, between Registrant and The Ohio Company (a related agreement under the Rule 12b-1 Plan) was filed as Exhibit (15)(b) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File
               No. 33-59984) on October 27, 1995.

      (c) Form of revised Selected Dealer Agreement (a related agreement under the Rule 12b-1 Plan) was filed as Exhibit (15)(c) to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-1A (File No. 33-59984) on October 27, 1995.

  (11) Opinion and Consent of Baker & Hostetler as to the shares offered hereby.

  (12) Opinions and Consents of Baker & Hostetler as to Tax Matters.

  (13) Transfer Agency and Fund Accounting Agreement dated as of June 18, 1993, as proposed to be amended, between Registrant and Cardinal Management Corp.
               was filed as Exhibit (9) to Post-Effective
               Amendment No. 3 to Registrant's Registration
               Statement on Form N-1A (File No. 33-59984) on October 27, 1995.

  (14)(a)      Consent of KPMG Peat Marwick LLP.

      (b)      Consent of Baker & Hostetler.

  (16)         Powers of Attorney of H. Keith Allen, Gordon B.
               Carson, John B. Gerlach, Jr., Michael J. Knilans,
               James I. Luck, David L. Nelson, C. A. Peterson,
               John L. Schlater, Frank W. Siegel,

Exhibit No.                   Description                          Page
----------     -------------------------------------------------   ----

               Joseph  H. Stegmayer, Lawrence H. Rogers II and
               James M. Schrack, II.

  (17)(a) Declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 for the Registrant dated March 24, 1993.

      (b) Current form of Prospectus dated January __, 1996, and Statement of Additional Information dated January __, 1996, for The Cardinal Group, with respect to The Cardinal Fund, Cardinal Government Obligations Fund, Cardinal
               Government Securities Trust and Cardinal Tax
               Exempt Money Trust in substantially the form filed with the Securities and Exchange Commission on October 27, 1995, as part of Post-Effective Amendment No. 3.

      (c)      Prospectus dated February 1, 1995, as supplemented
               December 11, 1995, Statement of Additional
               Information dated February 1, 1995, for each of The Cardinal Fund Inc., Cardinal Government
               Obligations Fund, Cardinal Government Securities
               Trust and Cardinal Tax Exempt Money Trust.

      (d)      Financial Data Schedules for each of The Cardinal
               Fund Inc., Cardinal Government Obligations Fund,
               Cardinal Government Securities Trust and Cardinal
               Tax Exempt Money Trust.

                                  VOLUME II


    As filed with the Securities and Exchange Commission December 11, 1995

                                       1933 Act Registration No. 33-______




                                 EXHIBITS TO



                                  FORM N-14



         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  /X/


                         Pre-Effective Amendment No.              / /



                         Post-Effective Amendment No.             / /



                              The Cardinal Group
              (Exact Name of Registrant as Specified in Charter)


                            155 East Broad Street
                             Columbus, Ohio 43215
                   (Address of Principal Executive Offices)


                        Registrant's Telephone Number:
                                (614) 464-5511